Filed Pursuant to Rule 424(b)(4)
Registration No. 333-137524

PROSPECTUS

10,000,000 Shares

Carrols Restaurant Group, Inc.

Common Stock

This is Carrols Restaurant Group, Inc.’s initial public offering of common stock. We are offering 5,666,666 shares of our common stock and the selling stockholders identified in this prospectus are offering an additional 4,333,334 shares of our common stock. We will not receive any proceeds from the sale of the shares offered by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “TAST”.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 14.

	Per Share	Total
Public Offering Price	$13.00	$130,000,000
Underwriting Discounts and Commissions	$ 0.845	$ 8,450,000
Proceeds to Carrols Restaurant Group, Inc.	$12.155	$ 68,878,325
Proceeds to the Selling Stockholders	$12.155	$ 52,671,675

Delivery of the shares of our common stock will be made on or about December 20, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have granted the underwriters an option to purchase a maximum of 1,500,000 additional shares of our common stock to cover over-allotments, if any, exercisable at any time until 30 days after the date of this prospectus.

Wachovia Securities	Banc of America Securities LLC

RBC Capital Markets	Raymond James

The date of this prospectus is December 14, 2006.

Pollo Tropical

CHICKEN ON THE GRILL

Pollo Tropical

THE ORIGINAL
TACO CABANA
MEXICAN PATIO CAFE

TACO CABANA

LA REINA

BURGER KING

BURGER KING

BK
Joe

BURGER KING

NEW FRENCH TOAST
SANDWICH

JUST HOW HUNGRY ARE YOU?
Original
WHOPPER
DOUBLE
WHOPPER
WITH CHEESE
NEW TRIPLE
WHOPPER
WITH CHEESE

You should rely only upon the information contained in this prospectus or in any free writing prospectus that we may provide you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and you should assume that the information appearing in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

No action has or will be taken in any jurisdiction by us or by any underwriter that would permit a public offering of the common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. In this prospectus references to “dollars” and “$” are to United States dollars.

This prospectus has been prepared on the basis that all offers of our common stock within the European Economic Area will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area, from the requirement to produce a prospectus for offers of our common stock. Accordingly, any person making or intending to make any offer within the European Economic Area of shares of our common stock which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor any of the underwriters has authorized, nor do we or they authorize, the making of any offer of our common stock in the European Economic Area through any financial intermediary, other than offers made by underwriters which constitute the final offering of our common stock contemplated in this prospectus.

i

Industry and Market Data

In this prospectus we refer to information, forecasts and statistics regarding the restaurant industry. Unless otherwise indicated, all restaurant industry data in this prospectus refers to the U.S. restaurant industry and is taken from or based upon the Technomic Information Services (Technomic) report entitled “2006 Technomic Top 500 Chain Restaurant Report.” In addition, statements in this prospectus concerning the “increasing disposable income” of the Hispanic consumer base are based on an article appearing in the third quarter 2004 edition of “Georgia Business and Economic Conditions”, a publication of the Terry College of Business, The University of Georgia. In this prospectus we also refer to information, forecasts and statistics from the U.S. Census Bureau and the U.S. Bureau of Labor Statistics and regarding BKC, as defined below. Unless otherwise indicated, information regarding BKC in this prospectus has been made publicly available by BKC. We believe that all of these sources are reliable, but we have not independently verified any of this information and cannot guarantee its accuracy or completeness. The information, forecasts and statistics we have used from Technomic may reflect rounding adjustments.

Throughout this prospectus, any reference to BKC refers to Burger King Holdings, Inc. (NYSE: BKC) and its wholly-owned subsidiaries, including Burger King Corporation.

Burger King® is a registered trademark and service mark and Whopper® is a registered trademark of Burger King Brands, Inc., a wholly-owned subsidiary of BKC. Neither BKC nor any of its subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys are in any way participating in, approving or endorsing this offering, any of the underwriting or accounting procedures used in this offering, or any representations made in connection with this offering. The grant by BKC of any franchise or other rights to us is not intended as, and should not be interpreted as, an express or implied approval, endorsement or adoption of any statement regarding financial or other performance which may be contained in this prospectus. All financial information in this prospectus is our sole responsibility.

Any review by BKC of this prospectus or the information included in this prospectus has been conducted solely for the benefit of BKC to determine conformance with BKC internal policies, and not to benefit or protect any other person. No investor should interpret such review by BKC as an internal approval, endorsement, acceptance or adoption of any representation, warranty, covenant or projection contained in this prospectus.

The enforcement or waiver of any obligation of ours under any agreement between us and BKC or BKC affiliates is a matter of BKC or BKC affiliates’ sole discretion. No investor should rely on any representation, assumption or belief that BKC or BKC affiliates will enforce or waive particular obligations of ours under those agreements.

Throughout this prospectus, we refer to Carrols Restaurant Group, Inc., a Delaware corporation, as “Carrols Restaurant Group” and, together with its consolidated subsidiaries, as “we,” “our” and “us,” unless otherwise indicated or the context otherwise requires. Any reference to “Carrols” refers to our wholly-owned subsidiary, Carrols Corporation, a Delaware corporation, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

We use a 52 or 53 week fiscal year that ends on the Sunday closest to December 31. In this prospectus, we sometimes refer to the fiscal years ended December 30, 2001, December 29, 2002, December 28, 2003, January 2, 2005 and January 1, 2006 as 2001, 2002, 2003, 2004 and 2005, respectively, or as the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively. All of such fiscal years consisted of 52 weeks except for 2004, which consisted of 53 weeks. Similarly, in this prospectus, the 13 weeks and 39 weeks ended October 2, 2005 and October 1, 2006 are referred to as the three months (or the quarter) and the nine months ended September 30, 2005 and 2006, respectively. Financial information and other data about us as of December 30, 2001, December 29, 2002, December 28, 2003, January 2, 2005, January 1, 2006, October 2, 2005 and October 1, 2006 is referred to in this prospectus as being as of December 31, 2001, December 31, 2002, December 31, 2003, December 31, 2004, December 31, 2005, September 30, 2005 and September 30, 2006, respectively.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information about our business and our common stock being sold in this offering. This is a summary of information contained elsewhere in this prospectus and does not contain all of the information that may be important to you. For a more complete understanding of our business and our common stock being sold in this offering, you should read this entire prospectus, including the section entitled “Risk Factors” and the Consolidated Financial Statements and related notes.

Throughout this prospectus, we use the terms “Segment EBITDA” and “Segment EBITDA margin” because they are financial indicators that are reported to our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance. Segment EBITDA (defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment losses, stock-based compensation expense, bonus to employees and a director in connection with the December 2004 Transactions (as defined herein), other income and expense and loss on extinguishment of debt) may not be necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. The calculation of Segment EBITDA for our Burger King restaurants includes general and administrative expenses related directly to our Burger King segment, as well as the expenses associated with administrative support for all three of our segments including executive management, information systems and certain accounting, legal and other administrative functions. Segment EBITDA margin means Segment EBITDA as a percentage of the total revenues of the applicable segment. We consider our Pollo Tropical restaurants, Taco Cabana restaurants and Burger King restaurants to each constitute a separate segment. See Note 14 to our Consolidated Financial Statements included elsewhere in this prospectus.

Throughout this prospectus, we use the terms “Consolidated Adjusted EBITDA” and “Consolidated Adjusted EBITDA margin” because we believe they are useful financial indicators for measuring our ability, on a consolidated basis, to service and/or incur indebtedness. Consolidated Adjusted EBITDA (defined as earnings before interest, income taxes, depreciation and amortization, impairment losses, stock-based compensation expense, bonus to employees and a director in connection with the December 2004 Transactions, other income and expense and loss on extinguishment of debt) should not be considered as an alternative to consolidated cash flows as a measure of liquidity in accordance with generally accepted accounting principles (“GAAP”). Consolidated Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Management believes the most directly comparable measure to Consolidated Adjusted EBITDA calculated in accordance with GAAP is net cash provided from operating activities. Consolidated Adjusted EBITDA margin means Consolidated Adjusted EBITDA as a percentage of consolidated revenues. Our utilization of a non-GAAP financial measure is not meant to be considered in isolation or as a substitute for net income, income from operations, cash flow, gross margin and other measures of financial performance prepared in accordance with GAAP. See footnote 6 in “Selected Historical Financial and Operating Data” for a reconciliation of non-GAAP financial measures.

Our Company

We are one of the largest restaurant companies in the United States operating three restaurant brands in the quick-casual and quick-service restaurant segments with 542 restaurants located in 16 states as of September 30, 2006. We have been operating restaurants for more than 45 years. We own and operate two Hispanic restaurant brands, Pollo Tropical® and Taco Cabana® (together referred to by us as our Hispanic Brands), which we acquired in 1998 and 2000, respectively. We are also the largest Burger King franchisee, based on the number of restaurants, and have operated Burger King restaurants since 1976. As of September 30, 2006, our company-owned restaurants included 73 Pollo Tropical restaurants and 141 Taco Cabana restaurants, and we operated 328 Burger King restaurants under franchise agreements. We also franchise our Hispanic Brand restaurants with 29 franchised restaurants located in Puerto Rico, Ecuador and the United States as of

September 30, 2006. We believe that the diversification and strength of our restaurant brands as well as the geographic dispersion of our restaurants provide us with stability and enhanced growth opportunities. Our primary growth strategy is to develop new company-owned Hispanic Brand restaurants. For the year ended December 31, 2005 and the nine months ended September 30, 2006, we had total revenues of $706.9 million and $562.7 million, respectively, and a net loss of $4.4 million and net income of $9.7 million, respectively.

Hispanic Brands. Our Hispanic Brands operate in the quick-casual restaurant segment, combining the convenience and value of quick-service restaurants with the menu variety, use of fresh ingredients and food quality more typical of casual dining restaurants. For the year ended December 31, 2005, our company-owned Pollo Tropical and Taco Cabana restaurants generated average annual sales per restaurant of $2.1 million and $1.6 million, respectively, which we believe are among the highest in the quick-casual and quick-service segments. For the year ended December 31, 2005 and the nine months ended September 30, 2006, aggregate revenues for our Hispanic Brands were $346.8 million and $287.3 million, respectively, which represented 49.1% and 51.1%, respectively, of our total consolidated revenues.

Pollo Tropical: Our Pollo Tropical restaurants are known for their fresh grilled chicken marinated in our own blend of tropical fruit juices and spices. Our menu also features other items including roast pork, sandwiches, grilled ribs offered with a selection of sauces, Caribbean style “made from scratch” side dishes and salads. Most menu items are made fresh daily in each of our Pollo Tropical restaurants, which feature open display cooking that enables customers to observe the preparation of menu items, including chicken grilled on large, open-flame grills. Pollo Tropical opened its first restaurant in 1988 in Miami. As of September 30, 2006, we owned and operated a total of 73 Pollo Tropical restaurants, of which 72 were located in Florida, including 60 in South Florida, and one of which was located in the New York City metropolitan area, in northern New Jersey. For the year ended December 31, 2005, the average sales transaction at our company-owned Pollo Tropical restaurants was $8.72 reflecting, in part, strong dinner traffic, with dinner sales representing the largest sales day-part of Pollo Tropical restaurant sales. For the year ended December 31, 2005 and the nine months ended September 30, 2006, Pollo Tropical generated total revenues of $137.0 million and $115.3 million, respectively.

Taco Cabana: Our Taco Cabana restaurants serve fresh Tex-Mex and traditional Mexican style food, including sizzling fajitas, quesadillas, enchiladas, burritos, tacos, other Tex-Mex dishes, fresh-made flour tortillas, frozen margaritas and beer. Most menu items are made fresh daily in each of our Taco Cabana restaurants, which feature open display cooking that enables customers to observe the preparation of menu items, including fajitas cooking on a grill and a machine making fresh tortillas. A majority of our Taco Cabana restaurants are open 24 hours a day, generating customer traffic and restaurant sales across multiple day-parts by offering a convenient and quality experience to our customers. Taco Cabana pioneered the Mexican patio café concept with its first restaurant in San Antonio, Texas in 1978. As of September 30, 2006, we owned and operated 141 Taco Cabana restaurants located in Texas, Oklahoma and New Mexico, of which 135 were located in Texas. For the year ended December 31, 2005, the average sales transaction at our company-owned Taco Cabana restaurants was $7.08 with dinner sales representing the largest sales day-part of Taco Cabana restaurant sales. For the year ended December 31, 2005 and the nine months ended September 30, 2006, Taco Cabana generated total revenues of $209.8 million and $172.0 million, respectively.

Burger King. Burger King is the second largest hamburger restaurant chain in the world (as measured by the number of restaurants and system-wide sales) and we are the largest franchisee in the Burger King system, based on number of restaurants. Burger King restaurants are part of the quick-service restaurant segment which is the largest of the five major segments of the U.S. restaurant industry based on 2005 sales. Burger King restaurants feature the popular flame-broiled Whopper sandwich, as well as a variety of hamburgers and other sandwiches, fries, salads, breakfast items and other offerings. According to BKC, historically it has spent between 4% and 5% of its annual system sales on marketing, advertising and promotion to sustain and increase its high brand awareness. We benefit from BKC’s marketing initiatives as well as its development and introduction of new menu items. As of September 30, 2006, we operated 328 Burger King restaurants located in 12 Northeastern, Midwestern and Southeastern states. For the year ended December 31, 2005, the average sales transaction at our Burger King restaurants was $5.03. Our Burger King restaurants generated average annual sales per restaurant of $1.0 million for the year ended December 31, 2005. In addition, for the year ended December 31, 2005 and the nine months ended September 30, 2006, our Burger King restaurants generated total revenues of $360.1 million and $275.4 million, respectively.

Our Competitive Strengths

We believe we have the following strengths:

Strong Hispanic Brands. We believe that the following factors have contributed, and will continue to contribute, to the success of our Hispanic Brands:

•	freshly-prepared food at competitive prices with convenience and value;

•	a variety of menu items including signature dishes with Hispanic flavor profiles designed to appeal to consumers’ desire for freshly-prepared food and menu variety;

•	successful dinner day-part representing the largest sales day-part at both of our Hispanic Brands, providing a higher average check size than other day-parts;

•	broad consumer appeal that attracts both the growing Hispanic consumer base, with increasing disposable income to spend on items such as traditional foods prepared at restaurants rather than at home, and non-Hispanic consumers in search of new flavor profiles, grilled rather than fried entree choices and varied product offerings at competitive prices in an appealing atmosphere;

•	ability to control the consistency and quality of the customer experience and the strategic growth of our restaurant operations through our system consisting of primarily company-owned restaurants compared to competing brands that focus on franchising;

•	high market penetration of company-owned restaurants in our core markets that provides operating and marketing efficiencies, convenience for our customers and the ability to effectively manage and enhance brand awareness;

•	well positioned to continue to benefit from the projected population growth in Florida and Texas;

•	established infrastructure at our Hispanic Brands to manage operations and develop and introduce new menu offerings, positioning us to build customer frequency and broaden our customer base; and

•	well positioned to continue to capitalize on the home meal replacement trend.

For the year ended December 31, 2005 and the nine months ended September 30, 2006, aggregate revenues for our Hispanic Brands were $346.8 million and $287.3 million, respectively, which represented 49.1% and 51.1%, respectively, of our total consolidated revenues.

Strong Restaurant Level Economics and Operating Metrics for our Hispanic Brands. We believe that the strong average annual sales at our company-owned Hispanic Brand restaurants are among the highest in the quick-casual and quick-service segments. We also believe that the operating margins of our Hispanic Brands generate unit economics and returns on invested capital which will enable us to accelerate and sustain new unit growth.

Largest Burger King Franchisee. We are Burger King’s largest franchisee and are well positioned to leverage the scale and marketing of one of the most recognized brands in the restaurant industry. The size of our Burger King business has contributed significantly to our large aggregate restaurant base, enabling us to enhance operating efficiencies and realize benefits across all three of our brands from economies of scale with respect to our management team and management information and operating systems. In addition, our Burger King business has significantly contributed, and is expected to continue to significantly contribute, to our consolidated operating cash flows. For the year ended December 31, 2005 and the nine months ended September 30, 2006, revenues for our Burger King restaurants were $360.1 million and $275.4 million, respectively, which represented 50.9% and 48.9%, respectively, of our total consolidated revenues.

Infrastructure in Place for Growth. We believe that our operating disciplines, seasoned management, operational infrastructure and marketing and product development capabilities, supported by our corporate and restaurant management information systems and comprehensive training and development programs, will support significant expansion.

Experienced Management Team. We believe that our senior management team’s extensive experience in the restaurant industry, knowledge of the demographic and other characteristics of our core markets and its long and successful history of developing, acquiring, integrating and operating quick-service and quick-casual restaurants, provide us with a competitive advantage.

Our Growth Strategy

Our primary growth strategy is as follows:

•	Develop New Hispanic Brand Restaurants in Core and Other Markets. We believe that we have significant opportunities to develop new Pollo Tropical and Taco Cabana restaurants in their respective core markets within Florida and Texas and expand into new markets both within Florida and Texas as well as other regions of the United States. By increasing the number of restaurants we operate in a particular market, we believe that we can continue to increase brand awareness and effectively leverage our field supervision, corporate infrastructure and marketing expenditures. We also believe that the appeal of our Hispanic Brands and our high brand recognition in our core markets provide us with opportunities to expand into other markets in Florida and Texas. In addition, we believe that there are a number of geographic regions in the United States outside of Florida and Texas where the size of the Hispanic population and its influence on the non-Hispanic population provide significant opportunities for development of additional Hispanic Brand restaurants. In March 2006, we opened our first Pollo Tropical restaurant in the New York City metropolitan area. In 2005, we opened a total of six new Pollo Tropical restaurants in Florida and six new Taco Cabana restaurants in Texas and we acquired four additional Taco Cabana restaurants in Texas from a franchisee. During the nine months ended September 30, 2006, we opened four Pollo Tropical restaurants (including one restaurant in the New York City metropolitan area as described above) and seven Taco Cabana restaurants in Texas and we currently plan to open four Pollo Tropical restaurants (including one additional restaurant in the New York City metropolitan area) and three Taco Cabana restaurants in Texas in the fourth quarter of 2006 or, in the case of one such Taco Cabana restaurant, in early 2007. In 2007, we currently plan to open between seven and ten Pollo Tropical restaurants and between ten and twelve additional Taco Cabana restaurants.

•	Increase Comparable Restaurant Sales. Our strategy is to grow sales in our existing restaurants by continuing to develop new menu offerings and enhance the effectiveness of our proprietary advertising and promotional programs for our Hispanic Brands, further capitalize on attractive industry and demographic trends and enhance the quality of the customer experience at our restaurants. We also believe that our Burger King restaurants are well-positioned to benefit from BKC’s initiatives with respect to the Burger King brand.

•	Continue to Improve Income from Operations and Leverage Existing Infrastructure. We believe that our continuing development of new company-owned Hispanic Brand restaurants, combined with our strategy to increase sales at our existing Hispanic Brand restaurants, will increase revenues generated by our Hispanic Brands as a percentage of our consolidated revenues, positioning us to continue to improve our overall income from operations. We also believe that our large restaurant base, skilled management team, sophisticated management information and operating systems, and training and development programs support our strategy of enhancing operating efficiencies for our existing restaurants and profitably growing our restaurant base.

•	Utilize Financial Leverage to Maintain an Efficient Capital Structure to Support Growth. We intend to continue utilizing financial leverage in an effort to enhance returns to our stockholders. We believe our operating cash flows will allow us to allocate sufficient capital towards new store development and repayment of our outstanding indebtedness as part of our strategy to support earnings growth, while providing the flexibility to alter our capital allocation depending on changes in market conditions and available expansion opportunities.

Recent Developments

We have, in the past, entered into sale-leaseback transactions involving certain restaurant properties that did not qualify for sale-leaseback accounting and, as a result, have been classified as financing transactions under Statement of Financial Accounting Standards No. 98, “Accounting for Leases” (“SFAS 98”). Under the financing method, the assets remain on our consolidated balance sheet and continue to be depreciated and proceeds received by us from these transactions are recorded as a financing liability. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying financing obligations.

During the nine months ended September 30, 2006, we exercised our right of first refusal under the leases for 14 restaurant properties subject to lease financing obligations and purchased these 14 restaurant properties from the respective lessors. Concurrently with these purchases, the properties were sold in qualified sale-leaseback transactions. We recorded deferred gains representing the amounts by which the sales prices exceeded the net book value of the underlying assets. Deferred gains are being amortized as an adjustment to rent expense over the term of the leases, which is generally 20 years.

We also amended lease agreements for 21 restaurant properties in the second quarter of 2006 and amended a master lease agreement covering 13 restaurant properties in the third quarter of 2006, all of which were previously accounted for as lease financing obligations, to eliminate or otherwise cure the provisions that precluded the original sale-leaseback accounting under SFAS 98. As a result of such amendments, we recorded these sale-leaseback transactions as sales, removed all of the respective assets under lease financing obligations and related liabilities from our consolidated balance sheet and recognized gains from the sales, which were generally deferred and are being amortized as an adjustment to rent expense over the remaining term of the underlying leases.

As a result of the above transactions that occurred during the nine months ended September 30, 2006, we reduced our lease financing obligations by $52.8 million, reduced our assets under lease financing obligations by $36.2 million and recorded deferred gains of $18.3 million. We also recorded interest expense of $2.0 million which represents the net amount by which the purchase price for the restaurant properties sold exceeded the lease financing obligations. Of these amounts, $37.5 million of lease financing obligations and $24.7 million of assets under lease financing obligations have been reflected as non-cash transactions in the consolidated statements of cash flows for the nine months ended September 30, 2006.

Beginning in the third quarter of 2006 the effect of the recharacterization of all of the transactions described above as qualified sales under SFAS 98 and the payments associated with the related operating leases as restaurant rent expense, rather than as payments of interest and principal associated with lease financing obligations, has been to reduce interest expense, reduce depreciation expense and increase restaurant rent expense. See Note 9 to our Consolidated Financial Statements included elsewhere in this prospectus.

Interest expense for the year ended December 31, 2005 and the nine months ended September 30, 2005 and 2006 was $43.0 million, $31.8 million and $34.6 million, respectively. On a pro forma basis, after giving effect to the leasing transactions and the lease amendments described above as if these transactions and amendments occurred at the beginning of the respective periods, interest expense for the year ended December 31, 2005 and the nine months ended September 30, 2005 and 2006 would have been $37.7 million, $27.8 million and $32.0 million, respectively, or a reduction of $5.3 million, $4.0 million and $2.6 million, respectively, from historical interest expense for these periods.

Depreciation and amortization expense for the year ended December 31, 2005 and the nine months ended September 30, 2005 and 2006 was $33.1 million, $24.9 million and $25.2 million, respectively. On a pro forma basis, after giving effect to the leasing transactions and the lease amendments described above as if these transactions and amendments occurred at the beginning of the respective periods, depreciation and amortization expense for the year ended December 31, 2005 and the nine months ended September 30, 2005 and 2006 would have been $31.8 million, $23.9 million and $24.5 million, respectively, or a reduction of $1.3 million, $1.0 million and $0.7 million, respectively, from historical depreciation and amortization expense for these periods.

Restaurant rent expense for the year ended December 31, 2005 and the nine months ended September 30, 2005 and 2006 was $34.7 million, $25.8 million and $27.2 million, respectively. On a pro forma basis, after giving effect to the leasing transactions and the lease amendments described above as if these transactions and amendments occurred at the beginning of the respective periods, restaurant rent expense for the year ended December 31, 2005 and the nine months ended September 30, 2005 and 2006 would have been $38.4 million, $28.6 million and $29.0 million, respectively, or an increase of $3.7 million, $2.8 million and $1.8 million, respectively, from historical restaurant rent expense for these periods.

On a pro forma basis, after giving effect to the leasing transactions and lease amendments described above as if these transactions and amendments occurred at the beginning of the respective periods, operating income for the year ended December 31, 2005 and the nine months ended September 30, 2005 and 2006 would have increased $2.8 million, $2.2 million and $1.5 million, respectively, from historical operating income for those periods.

Equity Ownership

Our executive officers, including Alan Vituli, our Chairman and Chief Executive Officer, and Daniel T. Accordino, our President and Chief Operating Officer, will, upon consummation of this offering, own a total of 2,343,769 shares representing approximately 10.8% of our outstanding common stock, based on shares outstanding as of September 30, 2006 (excluding shares of common stock issuable upon the exercise of options to be granted in connection with this offering under our 2006 Stock Incentive Plan). Our other equity investors are BIB Holdings (Bermuda) Ltd., which we refer to as “BIB,” and funds managed by entities affiliated with Madison Dearborn Partners, LLC, which we refer to as “Madison Dearborn,” which will each own shares representing approximately 19.6% of our outstanding common stock upon consummation of this offering (or approximately 16.1% if the over-allotment option granted to the underwriters is exercised in full). BIB acquired a controlling interest in our company in 1996 and Madison Dearborn acquired its interest in our company in 1997. Both BIB and Madison Dearborn are the only selling stockholders participating in this offering and are sometimes referred to as the “selling stockholders.” BIB is a wholly-owned subsidiary of Bahrain International Bank (E.C.). Madison Dearborn is a leading private equity firm.

Corporate Information

Our principal executive offices are located at 968 James Street, Syracuse, New York 13203 and our telephone number at that address is (315) 424-0513. Our corporate website address is www.carrols.com. Such website address is a textual reference only, meaning that the information contained on our website is not a part of this prospectus and is not incorporated by reference in this prospectus. Carrols Restaurant Group is a Delaware corporation, incorporated in 1986. Carrols Restaurant Group conducts all of its operations through its direct and indirect subsidiaries and has no assets other than the shares of Carrols, its direct wholly-owned subsidiary. Prior to November 21, 2006 we were known as Carrols Holdings Corporation. On November 21, 2006, we amended our certificate of incorporation to change our name to Carrols Restaurant Group, Inc.

The Offering

Common stock offered by us	5,666,666 shares

Common stock offered by the selling stockholders	4,333,334 shares

Common stock outstanding immediately after this offering	21,625,540 shares

Use of proceeds

We intend to contribute the net proceeds we receive from this offering to Carrols, which will use it to repay approximately $65.4 million principal amount of term loan borrowings under the senior credit facility.

We will not receive any of the proceeds from the sale of shares by the selling stockholders, including any shares that may be sold upon exercise by the underwriters of the over-allotment option granted by the selling stockholders.

See “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”

NASDAQ Global Market symbol	“TAST”

The number of shares of common stock that will be outstanding immediately after this offering includes an aggregate of 20,100 shares of restricted common stock to be issued to three of our outside directors and an aggregate of 54,900 shares of restricted common stock to be issued to certain of our employees in connection with this offering under our 2006 Stock Incentive Plan, and excludes the following:

•	an aggregate of 1,251,950 shares issuable upon the exercise of options to be issued in connection with this offering under our 2006 Stock Incentive Plan at an exercise price equal to the initial public offering price for our common stock in this offering, with respect to 50% of such stock options, and an exercise price equal to 120% of the initial public offering price of our common stock in this offering with respect to the other 50% of such options; and

•	an aggregate of 1,973,050 additional shares that will be available for future awards under our 2006 Stock Incentive Plan.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus:

•	gives effect to an 11.288 for one split of our outstanding common stock, which occurred on December 8, 2006;

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to 1,500,000 additional shares of common stock from the selling stockholders;

•	assumes the effectiveness of our 2006 Stock Incentive Plan, which occurred on November 21, 2006; and

•	assumes the filing of our restated certificate of incorporation with the State of Delaware and the effectiveness of our amended and restated bylaws, which have occurred or will occur prior to completion of this offering.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus regarding or based on the number of our shares to be outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2006 and includes an aggregate of 20,100 shares of restricted common stock to be issued to three of our outside directors and an aggregate of 54,900 additional shares of restricted common stock to be issued to certain of our employees in connection with this offering under our 2006 Stock Incentive Plan.

Risk Factors

Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

Summary Financial and Operating Data

The following table sets forth summary historical financial data derived from our audited consolidated financial statements for each of the years ended December 31, 2003, 2004 and 2005 and our unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2006 which are included elsewhere in this prospectus. As described on page ii, we use a 52 or 53 week fiscal year ending on the Sunday closest to December 31. All of the fiscal years reflected in the following table consisted of 52 weeks except for 2004 which consisted of 53 weeks. As a result, some of the variations between 2004 and the other fiscal years reflected in the following table may be due to the additional week included in 2004. Each of the nine months ended September 30, 2005 and 2006 reflected in the following table consisted of 39 weeks.

The unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2006, included elsewhere in this prospectus, include all adjustments, consisting of normal recurring adjustments, which, in our opinion, are necessary for a fair presentation of our results of operations for these periods. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

We restated our consolidated financial statements for the periods presented below that ended prior to January 1, 2005. See “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatements” and Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus for a discussion of the restatement. All amounts affected by the restatement that appear in this prospectus have also been restated.

The information in the table below is only a summary and should be read together with our Consolidated Financial Statements, “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere in this prospectus. The amounts in the table below reflect rounding adjustments.

	Year Ended December 31,			Nine Months Ended September 30,

	Restated 2003(1)	Restated 2004(1)(2)	2005	2005	2006
	(dollar amounts in thousands, except share and per share data)
Statements of Operations Data:
Revenues:
Restaurant sales	$643,579	$696,343	$705,422	$531,442	$561,719
Franchise royalty revenues and fees	1,406	1,536	1,488	1,160	1,002

Total revenues	644,985	697,879	706,910	532,602	562,721

Costs and expenses:
Cost of sales	181,182	202,624	204,620	154,424	158,299
Restaurant wages and related expenses	194,315	206,732	204,611	153,740	164,400
Restaurant rent expense	31,089	34,606	34,668	25,818	27,183
Other restaurant operating expenses	89,880	92,891	102,921	75,976	82,466
Advertising expense	27,351	24,711	25,523	19,791	20,768
General and administrative(3)	37,388	43,585	58,621	47,837	35,799
Depreciation and amortization	40,228	38,521	33,096	24,929	25,177
Impairment losses	4,151	1,544	1,468	1,427	832
Bonus to employees and a director(4)	—	20,860	—	—	—
Other expense (income)(5)	—	2,320	—	—	(1,389)

Total operating expenses	605,584	668,394	665,528	503,942	513,535

Income from operations	39,401	29,485	41,382	28,660	49,186
Interest expense	37,334	35,383	42,972	31,830	34,616
Loss on extinguishment of debt	—	8,913	—	—	—

Income (loss) before income taxes	2,067	(14,811)	(1,590)	(3,170)	14,570
Provision (benefit) for income taxes	741	(6,720)	2,760	2,054	4,828

Net income (loss)	$1,326	$(8,091)	$(4,350)	$(5,224)	$9,742

Per Share Data:
Basic and diluted net income (loss) per share	$0.10	$(0.63)	$(0.29)	$(0.36)	$0.61
Weighted average shares outstanding:
Basic and diluted	12,915,095	12,915,095	14,905,750	14,564,903	15,887,147

Other Financial Data:
Net cash provided from operating activities	$46,349	$59,211	$22,008	$10,623	$36,852
Net cash provided from (used for) investing activities	14,581	(8,489)	(33,908)	(27,452)	(3,027)
Net cash used for financing activities	(61,054)	(21,670)	(10,235)	(9,339)	(40,370)
Total capital expenditures	30,371	19,073	38,849	28,983	32,057
Consolidated Adjusted EBITDA(6)	84,033	94,548	92,378	71,448	73,806
Consolidated Adjusted EBITDA margin(7)	13.0%	13.5%	13.1%	13.4%	13.1%

	Year Ended December 31,			Nine Months Ended September 30,
	Restated 2003(1)	Restated 2004(1)(2)	2005	2005	2006
	(dollar amounts in thousands, except share and per share data)
Operating Data:
Total company-owned restaurants (at end of period)	532	537	540	536	542

Pollo Tropical:
Company-owned restaurants (at end of period)	60	63	69	66	73
Average number of company-owned restaurants	59.4	60.3	64.9	64.5	70.6
Revenues:
Restaurant sales	$109,201	$124,000	$135,787	$103,036	$114,463
Franchise royalty revenues and fees	993	1,101	1,196	918	840

Total revenues	110,194	125,101	136,983	103,954	115,303
Average annual sales per company-owned restaurant(8)	1,838	2,018	2,092
Segment EBITDA(9)(10)	22,477	27,884	28,684	22,369	21,792
Segment EBITDA margin(11)	20.4%	22.3%	20.9%	21.5%	18.9%
Change in comparable company-owned restaurant sales(12)	2.3%	10.6%	4.7%	7.5%	2.6%

Taco Cabana:
Company-owned restaurants (at end of period)	121	126	135	132	141
Average number of company-owned restaurants	118.9	123.9	129.8	128.5	137.7
Revenues:
Restaurant sales	$181,068	$202,506	$209,539	$156,554	$171,821
Franchise royalty revenues and fees	413	435	292	242	162

Total revenues	181,481	202,941	209,831	156,796	171,983
Average annual sales per company-owned restaurant(8)	1,523	1,604	1,614
Segment EBITDA(9)(13)	24,206	30,082	31,927	23,584	25,669
Segment EBITDA margin(11)	13.3%	14.8%	15.2%	15.0%	14.9%
Change in comparable company-owned restaurant sales(12)	(3.0)%	4.8%	1.2%	1.3%	2.4%

Burger King:
Restaurants (at end of period)	351	348	336	338	328
Average number of restaurants	352.2	350.9	343.5	344.6	334.5
Restaurant sales	$353,310	$369,837	$360,096	$271,852	$275,435
Average annual sales per restaurant(8)	1,003	1,034	1,048
Segment EBITDA(9)(14)	37,350	36,582	31,767	25,495	26,345
Segment EBITDA margin(11)	10.6%	9.9%	8.8%	9.4%	9.6%
Change in comparable restaurant sales(12)	(7.2)%	2.9%	1.0%	1.3%	3.1%

	As of September 30, 2006
	Actual	As Adjusted(15)
	(dollars in thousands)
Balance Sheet Data:
Total assets	$453,726	$453,726
Working capital	(35,819)	(35,819)
Debt:
Senior and senior subordinated debt (including current portion of $2,200)	$366,950	$301,572
Capital leases (including current portion of $299)	1,590	1,590
Lease financing obligations	58,440	58,440

Total debt	$426,980	$361,602

Stockholders’ deficit	$(93,936)	$(28,558)

(1)	For information as to the effect of the restatement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatements” and Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus.
(2)	We use a 52 or 53 week fiscal year ending on the Sunday closest to December 31. All of the fiscal years reflected in the table above consisted of 52 weeks except for 2004 which consisted of 53 weeks. As a result, some of the variations between 2004 and the other fiscal years reflected in the table above may be due to the additional week included in 2004.

(3)	Includes stock-based compensation expense for 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 of $0.3 million, $1.8 million, $16.4 million, $16.4 million and $0, respectively.
(4)	In conjunction with the December 2004 Transactions (as defined below), we approved a compensatory bonus payment to certain employees (including management) and a director. See Note 12 to our Consolidated Financial Statements included elsewhere in this prospectus.
(5)	Other expense in 2004 resulted from the write off of costs incurred in connection with a registration statement on Form S-1 for a proposed offering by us of Enhanced Yield Securities comprised of common stock and senior subordinated notes, which registration statement was withdrawn by us in 2004. See Note 10 to our Consolidated Financial Statements included elsewhere in this prospectus. Other income for the nine months ended September 30, 2006 resulted from a reduction in collection reserves previously established for a $1.1 million note receivable related to the sale of leasehold improvements at two of the closed restaurant locations that were written off as part of the restructuring charge in 2001 and a reduction in lease liability reserves of $0.3 million for such locations due to an increase in the estimates for future sublease income. See Note 6 to our Consolidated Financial Statements included elsewhere in this prospectus.
(6)	For a reconciliation of Consolidated Adjusted EBITDA to net cash provided from operating activities, see footnote 6 in “Selected Historical Financial and Operating Data” below. Consolidated Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, impairment losses, stock-based compensation expense, bonus to employees and a director in connection with the December 2004 Transactions, other income and expense and loss on extinguishment of debt.
(7)	Consolidated Adjusted EBITDA margin means Consolidated Adjusted EBITDA as a percentage of total consolidated revenues.
(8)	Average annual sales per restaurant are derived by dividing restaurant sales for such year for the applicable segment by the average number of company owned and operated restaurants for the applicable segment for such year. For comparative purposes, the calculation of average annual sales per restaurant is based on a 52-week year. 2004 was a 53-week fiscal year. For purposes of calculating average annual sales per restaurant for 2004, we have excluded restaurant sales data for the extra week of 2004.
(9)	Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment losses, stock-based compensation expense, bonus to employees and a director in connection with the December 2004 Transactions, other income and expense and loss on extinguishment of debt. The calculation of Segment EBITDA for our Burger King restaurants includes general and administrative expenses related directly to our Burger King segment, as well as the expenses associated with administrative support for all three of our segments including executive management, information systems and certain accounting, legal and other administrative functions. See Note 14 to our Consolidated Financial Statements included elsewhere in this prospectus.
(10)	Includes general and administrative expenses related directly to our Pollo Tropical segment of approximately $6.0 million, $7.3 million and $7.2 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $5.5 million and $5.9 million for the nine months ended September 30, 2005 and 2006, respectively.
(11)	Segment EBITDA margin means Segment EBITDA as a percentage of the total revenues of the applicable segment.
(12)	The changes in comparable restaurant sales are calculated using only those company owned and operated restaurants open since the beginning of the earliest period being compared and for the entirety of both periods being compared. Restaurants are included in comparable restaurant sales after they have been open for 12 months for our Burger King restaurants and 18 months for our Pollo Tropical and Taco Cabana restaurants. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week year. 2004 was a 53-week fiscal year. For purposes of calculating the changes in comparable restaurant sales, we have excluded restaurant sales data for the extra week of 2004.
(13)	Includes general and administrative expenses related directly to our Taco Cabana segment of approximately $11.1 million, $11.1 million and $10.2 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $7.7 million and $8.6 million for the nine months ended September 30, 2005 and 2006, respectively.
(14)	Includes general and administrative expenses related directly to our Burger King segment as well as expenses associated with administrative support to all three of our segments including executive management, information systems and certain accounting, legal and other administrative functions. All of such expenses totaled approximately $20.0 million, $23.4 million and $24.9 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $18.2 million and $21.3 million for the nine months ended September 30, 2005 and 2006, respectively.
(15)	The as adjusted data gives effect to our sale of common stock in this offering and the application of the estimated net proceeds we receive therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, to repay term loan borrowings as described under “Use of Proceeds” as if those transactions had occurred as of September 30, 2006.

December 2004 Transactions

On December 15, 2004, Carrols, one of our wholly owned subsidiaries, completed the private placement of $180 million of its 9% Senior Subordinated Notes due 2013, which we refer to in this prospectus as the “debt offering.” In connection with the debt offering, Carrols, certain subsidiaries of Carrols, and the Bank of New York, as trustee, entered into an indenture, which we refer to in this prospectus as the “Indenture,” which governs the 9% Senior Subordinated Notes due 2013, which we refer to in this prospectus as the “Notes.” Concurrently with the completion of the debt offering, Carrols repaid all outstanding borrowings under its prior senior secured credit facility, which we refer to in this prospectus as the “prior senior credit facility,” and amended and restated the prior senior credit facility with a new syndicate of lenders, including J.P. Morgan Securities Inc., as lead arranger and bookrunner, JPMorgan Chase Bank, N.A., as administrative agent and as a lender, Bank of America, N.A., as syndication agent and Wachovia Bank, National Association, as one of the documentation agents. In this prospectus, we refer to the amended and restated senior secured credit facility as the “senior credit facility.” The senior credit facility is comprised of a secured revolving credit facility providing for aggregate borrowings of up to $50.0 million (including $20.0 million available for letters of credit) and $220.0 million aggregate principal amount of secured term loan borrowings. Concurrently with the completion of the debt offering, Carrols borrowed all $220.0 million aggregate principal amount of the term loans. See “Description of Certain Indebtedness—Senior Credit Facility.”

Carrols received approximately $391.1 million in total net proceeds from the issuance of the Notes and from the term loan borrowings under the senior credit facility, after deducting commissions and other expenses payable by Carrols in connection with those transactions. Carrols used those net proceeds as follows:

•	approximately $74.4 million was used to repay borrowings outstanding under the prior senior credit facility;

•	approximately $3.1 million was paid to repurchase stock options held by a former employee;

•	approximately $175.9 million was used to retire all $170 million aggregate principal amount of Carrols’ 9 1/2% Senior Subordinated Notes due 2008, which we refer to in this prospectus as the “old notes,” that were then outstanding;

•	approximately $116.8 million was used to pay a dividend to our stockholders; and

•	approximately $20.9 million was distributed to our employees (including management) and a director who owned options to purchase our common stock on a pro rata basis in proportion to the number of shares of our common stock issuable upon the exercise of options owned by those persons (which included $0.6 million in employer payroll taxes).

In this prospectus we refer to the debt offering, Carrols entering into the senior credit facility and the term loan borrowings thereunder, the repayment of all outstanding borrowings under the prior senior credit facility, the retirement of all of the outstanding old notes, the payment of the dividend to our stockholders and the distribution to our employees (including management) and a director as the “December 2004 Transactions.”

RISK FACTORS

You should carefully consider the risks described below, as well as other information and data included in this prospectus, before deciding whether to invest in our common stock. Any of the following risks could materially adversely affect our business, financial condition or results of operations, which may result in your loss of all or part of your original investment.

Risks Related to the Restaurant Industry and Our Business

Intense competition in the restaurant industry could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.

The restaurant industry is highly competitive. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with convenience stores, delicatessens and prepared food counters in grocery stores, supermarkets, cafeterias and other purveyors of moderately priced and quickly prepared food.

Pollo Tropical’s competitors include national chicken-based concepts, such as Boston Market and Kentucky Fried Chicken (KFC), and regional chicken-based concepts as well as quick-service hamburger restaurant chains and other types of quick-casual restaurants. Our Taco Cabana restaurants, although part of the quick-casual segment of the restaurant industry, compete with quick-service restaurants, including those in the quick-service Mexican segment such as Taco Bell, other quick-casual restaurants and traditional casual dining Mexican restaurants. With respect to our Burger King restaurants, our largest competitors are McDonald’s and Wendy’s restaurants.

To remain competitive, we, as well as certain other major quick-casual and quick-service restaurant chains, have increasingly offered selected food items and combination meals at discounted prices. These changes in pricing and other marketing strategies have had, and in the future may continue to have, a negative impact on our sales and earnings.

Factors specific to the quick-casual and quick-service restaurant segments may adversely affect our results of operations, which may cause a decrease in earnings and revenues.

The quick-casual and quick-service restaurant segments are highly competitive and can be materially adversely affected by many factors, including:

•	changes in local, regional or national economic conditions;

•	changes in demographic trends;

•	changes in consumer tastes;

•	changes in traffic patterns;

•	increases in fuel prices, including a continuation of the current relatively higher levels of gasoline prices;

•	consumer concerns about health and nutrition;

•	increases in the number of, and particular locations of, competing restaurants;

•	inflation;

•	increases in utility costs;

•	increases in the cost of food, such as beef and chicken, and packaging;

•	consumer dietary considerations;

•	increased labor costs, including healthcare and minimum wage requirements;

•	regional weather conditions; and

•	the availability of experienced management and hourly-paid employees.

Our continued growth depends on our ability to open and operate new restaurants profitably, which in turn depends on our continued access to capital, and newly acquired or developed restaurants may not perform as we expect and we cannot assure you that our growth and development plans will be achieved.

Our continued growth depends on our ability to develop additional Pollo Tropical and Taco Cabana restaurants and to selectively acquire and develop additional Burger King restaurants. Development involves substantial risks, including the following:

•	the inability to fund development;

•	development costs that exceed budgeted amounts;

•	delays in completion of construction;

•	the inability to obtain all necessary zoning and construction permits;

•	the inability to identify, or the unavailability of, suitable sites on acceptable leasing or purchase terms;

•	developed restaurants that do not achieve desired revenue or cash flow levels once opened;

•	incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion;

•	the inability to recruit, train and retain managers and other employees necessary to staff each new restaurant;

•	changes in governmental rules, regulations and interpretations; and

•	changes in general economic and business conditions.

We cannot assure you that our growth and development plans can be achieved. Our development plans will require additional management, operational and financial resources. For example, we will be required to recruit and train managers and other personnel for each new restaurant. We cannot assure you that we will be able to manage our expanding operations effectively and our failure to do so could adversely affect our results of operations. In addition, our ability to open new restaurants and to grow, as well as our ability to meet other anticipated capital needs, will depend on our continued access to external financing, including borrowings under our senior credit facility. We cannot assure you that we will have access to the capital we need on acceptable terms or at all, which could materially adversely affect our business.

Additionally, we may encounter difficulties growing beyond our presence in our existing core markets. We cannot assure you that we will be able to successfully grow our market presence beyond the current key regions within our existing markets, as we may encounter well-established competitors in new areas. In addition, we may be unable to find attractive locations or successfully market our products as we attempt to expand beyond our existing core markets, as the competitive circumstances and consumer characteristics in these new areas may differ substantially from those in areas in which we currently operate. As a result of the foregoing, we cannot assure you that we will be able to successfully integrate or profitably operate new restaurants outside our core markets.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

Some of our new restaurants are and will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful than restaurants in our existing markets or to incur losses. An additional risk of expanding into new markets is the lack of market awareness of the Pollo Tropical or Taco Cabana brand. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets, and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach, or may never reach, average unit volumes, thereby adversely affecting our operating results. Opening new restaurants in areas in which we have little or no operating experience and in which potential customers may not be familiar with our restaurants may include costs related to the opening, operation and promotion of those restaurants that are substantially greater than those incurred by our restaurants in other areas. Even though we may incur substantial additional costs with respect to these new restaurants, they may attract fewer customers than our more established restaurants in existing markets.

We could be adversely affected by additional instances of “mad cow” disease, “avian” flu or other food-borne illness, as well as widespread negative publicity regarding food quality, illness, injury or other health concerns.

Negative publicity about food quality, illness, injury or other health concerns (including health implications of obesity and transfatty acids) or similar issues stemming from one restaurant or a number of restaurants could materially adversely affect us, regardless of whether they pertain to our own restaurants or to restaurants owned or operated by other companies. For example, health concerns about the consumption of beef or chicken or specific events such as the outbreak of “mad cow” disease or “avian” flu could lead to changes in consumer preferences, reduce consumption of our products and adversely affect our financial performance. These events could reduce the available supply of beef or chicken or significantly raise the price of beef or chicken.

In addition, we cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses, food tampering and other food safety issues that may affect our restaurants. Food-borne illness or food tampering incidents could be caused by customers, employees or food suppliers and transporters and, therefore, could be outside of our control. Any publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses, food tampering or other food safety issues attributed to one or more of our restaurants could result in a significant decrease in guest traffic in all of our restaurants and could have a material adverse effect on our results of operations. In addition, similar publicity or occurrences with respect to other restaurants or restaurant chains could also decrease our guest traffic and have a similar material adverse effect on us.

Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business.

We have a substantial amount of indebtedness. As of September 30, 2006, after giving pro forma effect to this offering and the application of the estimated net proceeds that we receive in this offering to repay indebtedness as described under “Use of Proceeds” as if all of those transactions had occurred as of that date, we would have had $361.6 million of outstanding indebtedness, including $121.6 million of indebtedness under our senior credit facility (excluding $14.6 million of outstanding letters of credit and $35.4 million of unused revolving credit borrowing availability under our senior credit facility), $180.0 million of Notes, $58.4 million of lease financing obligations and $1.6 million of capital leases. As a result, we are a highly leveraged company. This level of indebtedness could have important consequences to you, including the following:

•	it will limit our ability to borrow money to fund our working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;

•	our interest expense would increase if interest rates in general increase because a substantial portion of our indebtedness, including all of our indebtedness under our senior credit facility, bears interest at floating rates;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

•	we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to a downturn in our business, industry or the economy in general;

•	a substantial portion of our Consolidated Adjusted EBITDA will be dedicated to the repayment of our indebtedness and related interest, including indebtedness we may incur in the future, and will not be available for other purposes; for instance, for the year ended December 31, 2005, interest expense and scheduled principal payments on our indebtedness (including on our lease financing obligations) accounted for 48.9% of our Consolidated Adjusted EBITDA for such period; and

•	there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing as needed.

Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above.

Although covenants under our senior credit facility and the Indenture governing the Notes limit our ability and the ability of our present and future restricted subsidiaries to incur additional indebtedness, the terms of our senior credit facility and the Indenture governing the Notes permit us to incur significant additional indebtedness, including unused availability under our revolving credit facility. As of September 30, 2006, on a pro forma basis after giving effect to this offering and the application of the estimated net proceeds that we receive in this offering to repay indebtedness as described under “Use of Proceeds” as if all of those transactions had occurred as of that date, we would have had $35.4 million available for additional revolving credit borrowings under our senior credit facility (after reserving for $14.6 million of letters of credit outstanding), subject to compliance with customary borrowing conditions. Also under the terms of the senior credit facility, we may borrow an additional $100.0 million, subject to certain conditions. In addition, neither the senior credit facility nor the Indenture governing the Notes prevent us from incurring obligations that do not constitute indebtedness as defined in those documents. To the extent that we incur additional indebtedness or other obligations, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase. See “Description of Certain Indebtedness.”

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash from our future operations and on our continued access to external sources of financing. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations and future borrowings under the senior credit facility or from other sources may not be available to us in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs, including capital expenditure requirements. If we complete an acquisition, our debt service requirements could increase. A substantial portion of our indebtedness, including all of our indebtedness under the senior credit facility, bears interest at floating rates, and therefore if interest rates increase, our debt service requirements will increase. We may need to refinance or restructure all or a portion of our indebtedness on or before maturity. We may not be able to refinance or restructure any of our indebtedness, including the senior credit facility and the Notes, on commercially reasonable terms, or at all. If we cannot service or refinance or restructure our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could have a material adverse effect on our operations. Additionally, we may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all.

In addition, upon the occurrence of specific kinds of change of control events, we must offer to purchase the Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date. We may not have sufficient funds available to make any required repurchases of the Notes, and restrictions under our senior credit facility may not allow that repurchase. If we fail to repurchase the Notes in that circumstance, we will be in default under the Indenture governing the Notes and, under cross-default clauses, we will also be in default under the senior credit facility. In addition, certain change of control events will constitute an event of default under the senior credit facility. A default under the senior credit facility could result in an event of default under the Indenture if the administrative agent or the lenders accelerate the debt under the senior credit facility. In the event of a default under our senior credit facility or the Indenture, the holders of the applicable indebtedness generally would be able to declare all of that indebtedness to be due and payable as described in the following risk factor. Upon the occurrence of a change of control we could seek to refinance the indebtedness under the senior credit facility and the Notes or obtain a waiver from the lenders or the noteholders. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all, in which case we might be required to sell assets to satisfy our repayment obligations. Any future debt that we incur may also contain provisions requiring the repayments of that debt upon the occurrence of similar change of control events or restrictions on repayment of the Notes or borrowings under our senior credit facility upon a change of control.

Restrictive covenants in the senior credit facility and the Indenture governing the Notes may restrict our ability to operate our business and to pursue our business strategies; and defaults under our debt instruments may allow the lenders to declare borrowings due and payable.

The senior credit facility and the Indenture governing the Notes limit our ability, among other things, to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends or make distributions in respect of our capital stock or make certain other restricted payments or investments;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to limitations on our ability and the ability of our restricted subsidiaries to make distributions;

•	enter into transactions with our subsidiaries and affiliates;

•	incur liens;

•	enter into new lines of business; and

•	engage in consolidations, mergers or sales of substantially all of our assets.

In addition, the senior credit facility requires us to comply with various operational and other covenants and restricts our ability to prepay our subordinated indebtedness. The senior credit facility also requires us to maintain compliance with specified financial ratios, including fixed charge coverage, senior leverage and total leverage ratios (as such terms are defined in the senior credit facility). At September 30, 2006, we were in compliance with such covenants. At September 30, 2006, our fixed charge coverage ratio was 1.40 to 1.00 which was in excess of the required minimum fixed charge coverage ratio under the senior credit facility at September 30, 2006 of 1.25 to 1.00, our senior leverage ratio was 2.21 to 1.00 which was lower than the maximum allowable senior leverage ratio under the senior credit facility at September 30, 2006 of 2.50 to 1.00 and our total leverage ratio was 4.29 to 1.00 which was lower than the maximum allowable total leverage ratio under the senior credit facility at September 30, 2006 of 5.00 to 1.00. However, our ability to comply with these ratios may be affected by events beyond our control. Any other debt instruments we enter into in the future may also have provisions similar to those described above.

The restrictions contained in the Indenture governing the Notes and the senior credit facility and in any other debt instruments we may enter into in the future could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

As noted above, our ability to remain in compliance with agreements and covenants in our debt instruments depends upon our results of operations and may be affected by events beyond our control, including economic, financial and industry conditions. Accordingly, there can be no assurance that we will remain in compliance with those agreements and covenants. As a result of prior restatements of our financial statements, we have in the past been in default under our senior credit facility (which defaults have been waived) and, more recently, we were in default under our senior credit facility by failing to timely furnish to our lenders our annual audited financial statements for 2005 and our unaudited quarterly financial statements for the third quarter of 2005 and the first quarter of 2006. On December 6, 2005, we obtained a consent and waiver from our lenders under the senior credit facility that permitted us to extend the time to deliver our consolidated financial statements for the third quarter of 2005 to February 15, 2006. On February 15, 2006, we obtained a waiver of such default from our lenders that extended the time period to deliver those financial statements to June 30, 2006 and we filed such financial statements prior to the expiration of such extension. Accordingly there can be no assurance that we will remain in compliance with agreements and covenants in our debt instruments.

In the event of a default under our senior credit facility or the Indenture and in any other debt instruments we may enter into in the future, the holders of the applicable indebtedness generally would be able to declare all of that indebtedness, together with accrued interest, to be due and payable. In addition, borrowings under the senior credit facility are secured by a first priority lien on all of our assets and, in the event of a default under that facility, the lenders generally would be entitled to seize the collateral. In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses. Moreover, upon the occurrence of an event of default under the senior credit facility, the commitment of the lenders to make any further loans to us would be terminated. Any such actions or events could force us into bankruptcy and liquidation and we cannot provide any assurance that we could repay our obligations under the senior credit facility or the Notes or any other indebtedness we may incur in the future. Moreover, our assets and cash flow may not be sufficient to fully repay borrowings under our debt instruments, either upon maturity or if accelerated following a default. Accordingly, the occurrence of a default under any debt instrument, unless cured or waived, would likely have a material adverse effect on our business. See “Description of Certain Indebtedness.”

We are highly dependent on the Burger King system and our ability to renew our franchise agreements with Burger King Corporation. The failure to renew our franchise agreements or Burger King’s failure to compete effectively could materially adversely affect our results of operations.

Due to the nature of franchising and our agreements with BKC, our success is, to a large extent, directly related to the success of the nationwide Burger King system. In turn, the ability of the nationwide Burger King system to compete effectively depends upon the success of the management of the Burger King system and the success of its advertising programs and new products. We cannot assure you that Burger King will be able to compete effectively with other quick-service restaurants. As a result, any failure of Burger King to compete effectively would likely have a material adverse effect on our operating results.

Under each of our franchise agreements with BKC, we are required to comply with operational programs established by BKC. For example, our franchise agreements with BKC require that our restaurants comply with specified design criteria. In addition, BKC generally has the right to require us during the tenth year of a franchise agreement to remodel our restaurants to conform to the current image of Burger King, which may require the expenditure of considerable funds. In addition, although not required by the franchise agreements, we may not be able to avoid adopting menu price discount promotions instituted by BKC that may be unprofitable.

Our franchise agreements typically have a 20 year term after which BKC’s consent is required to receive a successor franchise agreement. Our franchise agreements with BKC that are set to expire over the next three years are as follows:

•	two of our franchise agreements with BKC are due to expire in the fourth quarter of 2006;

•	17 of our franchise agreements with BKC are due to expire in 2007; and

•	27 of our franchise agreements with BKC are due to expire in 2008.

We cannot assure you that BKC will grant each of our future requests for successor franchise agreements, and any failure of BKC to renew our franchise agreements could adversely affect our operating results. In addition, as a condition of approval of a successor franchise agreement, BKC may require us to make capital improvements to particular restaurants to bring them up to Burger King current image standards, which may require us to incur substantial costs.

In addition, our franchise agreements with BKC do not give us exclusive rights to operate Burger King restaurants in any defined territory. Although we believe that BKC generally seeks to ensure that newly granted franchises do not materially adversely affect the operations of existing Burger King restaurants, we cannot assure you that franchises granted by BKC to third parties will not adversely affect any Burger King restaurants that we operate. For further information, see “Business—Operations—Burger King Franchise Agreements” and “—Franchise Fees, Royalties and Early Successor Program.”

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In the past, we have identified and reported material weaknesses in our internal control over financial reporting and concluded that our disclosure controls and procedures were ineffective. For a discussion of such identified and reported material weaknesses in our internal controls and our disclosure controls and procedures, including our remediation of identified material weaknesses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatements.” In addition, we may in the future discover areas of our internal controls that need improvement or that constitute material weaknesses. A material weakness is a control deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 2), or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. Any failure to remediate any future material weaknesses in our internal control over financial reporting or to implement and maintain effective internal controls, or difficulties encountered in their implementation, could cause us to fail to timely meet our reporting obligations, result in material misstatements in our financial statements or could result in defaults under our senior credit facility, the Indenture governing the Notes or under any other debt instruments we may enter into in the future. Deficiencies in our internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

There can be no assurance that we will not have to restate our financial statements in the future.

We have undergone several restatements of our financial statements. For discussion of the most recent restatements of our financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatements.”

In response to this situation, we have taken what we believe to be the necessary measures to ensure that restatements will not occur in the future. However, there can be no assurance that future restatements will not be necessary due to evolving policies, revised or new accounting pronouncements or other factors. Any future restatements of our financial statements could cause us to fail to timely meet our reporting obligations or could result in defaults under our senior credit facility, the Indenture governing the Notes or under any other debt instruments we may enter into in the future. Future restatements of our financial statements could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We may incur significant liability or reputational harm if claims are brought against us or against our franchisees.

We or our franchisees may be subject to complaints, regulatory proceedings or litigation from guests or other persons alleging food-related illness, injuries suffered in our premises or other food quality, health or operational concerns, including environmental claims. In addition, in recent years a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging, among other things, violations of federal and state law regarding workplace and employment matters, discrimination, harassment, wrongful termination and wage, rest break, meal break and overtime compensation issues and, in the case of quick-service restaurants, alleging that they have failed to disclose the health risks associated with high-fat foods and that their marketing practices have encouraged obesity. We may also be subject to litigation or other actions initiated by governmental authorities, our employees and our franchisees, among others, based upon these and other matters. For example, in November 1998, the Equal Employment Opportunity Commission (the “EEOC”) filed suit in the United States District Court for the Northern District of New York against Carrols, alleging that Carrols engaged in a pattern and practice of unlawful discrimination, harassment and retaliation against former and current female employees. Although the case was dismissed by the court, subject to possible appeal by the EEOC, the court noted that it was not ruling on the claims, if any, that individual employees might have against Carrols. A significant judgment against us could have a material adverse effect on our financial performance or liquidity. Adverse publicity resulting from such allegations or occurrences or alleged discrimination or other operating issues stemming from one of our locations, a number of our locations or our franchisees could adversely affect our business, regardless of whether the allegations are true, or whether we are ultimately held liable. Any cases filed against us could materially adversely affect us if we lose such cases and have to pay substantial damages or if we settle such cases. In addition, any such cases may materially and adversely affect our operations by increasing our litigation costs and diverting our attention and resources to address such actions. In addition, if a claim is successful, our insurance coverage may not cover or be adequate to cover all liabilities or losses and we may not be able to continue to maintain such insurance, or to obtain comparable insurance at a reasonable cost, if at all. If we suffer losses, liabilities or loss of income in excess of our insurance coverage or if our insurance does not cover such loss, liability or loss of income, there could be a material adverse effect on our results of operations. See “Business—Legal Proceedings.”

Our franchisees could take actions that harm our reputation and reduce our franchise revenues.

As of September 30, 2006, a total of 29 Pollo Tropical and Taco Cabana restaurants were owned and operated by our franchisees. We do not exercise control of the day-to-day operations of our franchisees. While we attempt to ensure that franchisee-owned restaurants maintain the same high operating standards as our company-owned restaurants, one or more of these franchisees may fail to meet these standards. Any shortcomings at our franchisee-owned restaurants are likely to be attributed to our company as a whole and could adversely affect our reputation and damage our brands, as well as have a direct negative impact on franchise revenues we receive from these franchisees.

If the sale-leaseback market requires significantly higher yields, we may not enter into sale-leaseback transactions and as a result would not receive the related net proceeds.

From time to time, we sell our restaurant properties in sale-leaseback transactions. We historically have used, and intend to use, the net proceeds from such transactions to reduce outstanding debt and fund future capital expenditures for new restaurant development. However, the sale-leaseback market may cease to be a reliable source of additional cash flows for us in the future if capitalization rates become less attractive or other unfavorable market conditions develop. For example, should the sale-leaseback market require significantly higher yields (which may occur as interest rates rise), we may not enter into sale-leaseback transactions, which could adversely affect our ability to reduce outstanding debt and fund new capital expenditures for future restaurant development.

Changes in consumer taste could negatively impact our business.

We obtain a significant portion of our revenues from the sale of hamburgers, chicken, various types of sandwiches and Mexican and other ethnic foods. The quick-casual and quick-service restaurant segments are characterized by the frequent introduction of new products, often accompanied by substantial promotional campaigns and are subject to changing consumer preferences, tastes, and eating and purchasing habits. Our success depends on our ability to anticipate and respond to changing consumer preferences, tastes and eating and purchasing habits, as well other factors affecting the restaurant industry, including new market entrants and demographic changes. We may be forced to make changes in our menu items in order to respond to changes in consumer tastes or dining patterns, and we may lose customers who do not prefer the new menu items. In recent years, numerous companies in the quick-casual and quick-service restaurant segments have introduced products positioned to capitalize on the growing consumer preference for food products that are, or are perceived to be, healthy, nutritious, low in calories and low in fat content. If we do not or, in the case of our Burger King restaurants, if BKC does not, continually develop and successfully introduce new menu offerings that appeal to changing consumer preferences or if we do not timely capitalize on new products, our operating results will suffer. In addition, any significant event that adversely affects consumption of our products, such as cost, changing tastes or health concerns, could adversely affect our financial performance.

If a significant disruption in service or supply by any of our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on our business.

Our financial performance is dependent on our continuing ability to offer fresh, quality food at competitive prices. If a significant disruption in service or supply by certain of our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on us.

For our Pollo Tropical and Taco Cabana restaurants, we have negotiated directly with local and national suppliers for the purchase of food and beverage products and supplies. Pollo Tropical and Taco Cabana restaurants’ food and supplies are ordered from approved suppliers and are shipped via distributors to the restaurants. For our Pollo Tropical restaurants, Henry Lee, a division of Gordon Food Service, serves as our primary distributor of food and paper products under an agreement that expires on March 16, 2007. For our Taco Cabana restaurants, SYGMA Network, Inc. serves as our primary distributor of food and beverage products and supplies under a distribution services agreement that expires on June 1, 2009. We also rely on Gold Kist under an agreement that expires on December 31, 2007 as our supplier and distributor of chicken for our Pollo Tropical restaurants and if Gold Kist is unable to service us, this could lead to a material disruption of service or supply until a new supplier is engaged which could have a material adverse effect on our business. With respect to our distributors for our Pollo Tropical and Taco Cabana restaurants, if any of our distributors is unable to service us, this could lead to a material disruption of service or supply until a new distributor is engaged, which could have a material adverse effect on our business. For our Burger King restaurants, we are a member of a national purchasing cooperative, Restaurant Services, Inc., which serves as the purchasing agent for approved distributors to the Burger King system. We are required to purchase all of our foodstuffs, paper goods and packaging materials from BKC-approved suppliers for our Burger King restaurants. We currently utilize three distributors, Maines Paper & Food Service, Inc., Reinhart Food Service L.L.C. and MBM Food Service Inc., to supply our Burger King restaurants with the majority of their foodstuffs in various geographical areas and, as of October 15, 2006, such distributors supplied 63%, 32% and 5%, respectively of our Burger King restaurants. Although we believe that we have alternative sources of supply available to our Burger King restaurants, in the event any distributors or suppliers for our Burger King restaurants are unable to service us, this could lead to a disruption of service or supply at our Burger King restaurants until a new distributor or supplier is engaged, which could have an adverse effect on our business.

If labor costs increase, we may not be able to make a corresponding increase in our prices and our operating results may be adversely affected.

Wage rates for a substantial number of our employees are at or slightly above the minimum wage. As federal and/or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees but also the wages paid to the employees at wage rates which are above the minimum wage, which will increase our costs. To the extent that we are not able to raise our prices to compensate for increases in wage rates, this could have a material adverse effect on our operating results.

The efficiency and quality of our competitors’ advertising and promotional programs and the extent and cost of our advertising programs could have a material adverse effect on our results of operations and financial condition.

Should our competitors increase spending on advertising and promotion, should the cost of television or radio advertising increase, should our advertising funds materially decrease for any reason, or should our advertising and promotion be less effective than our competitors’, there could be a material adverse effect on our results of operations and financial condition. In that regard, the success of our Burger King restaurants also depends in part upon advertising campaigns and promotions by BKC.

Newly acquired or developed restaurants may reduce sales at our neighboring restaurants.

We intend to continue to open restaurants in our existing core markets, particularly the core markets served by our Pollo Tropical and Taco Cabana restaurants. To the extent that we open a new restaurant in the vicinity of one or more of our existing restaurants within the same chain, it is possible that some of the customers who previously patronized those existing restaurants may choose to patronize the new restaurant instead, reducing sales at those existing restaurants. Accordingly, to the extent we open new restaurants in our existing markets, sales at some of our existing restaurants in those markets may decline.

Our business is regional and we therefore face risks related to reliance on certain markets.

As of September 30, 2006, excluding our franchised locations, all but one of our Pollo Tropical restaurants were located in Florida and approximately 96% of our Taco Cabana restaurants were located in Texas. Also, as of September 30, 2006, 64% of our Burger King restaurants were located in New York and Ohio. Therefore, the economic conditions, state and local government regulations, weather conditions or other conditions affecting Florida, Texas, New York and Ohio and the tourism industry affecting Florida may have a material impact on the success of our restaurants in those locations. For example, the events of September 11, 2001 had a significant negative impact on tourism in Florida, which adversely impacted the revenues and operating results at our Pollo Tropical restaurants.

Many of our restaurants are located in regions that may be susceptible to severe weather conditions. As a result, adverse weather conditions in any of these areas could damage these restaurants, result in fewer guest visits to these restaurants and otherwise have a material adverse impact on our business. For example, our business was adversely impacted in the fourth quarter of 2005 and in the future may be adversely affected by hurricanes and severe weather in Florida and Texas.

We cannot assure you that the current locations of our existing restaurants will continue to be economically viable or that additional locations will be acquired at reasonable costs.

The location of our restaurants has significant influence on their success. We cannot assure you that current locations will continue to be economically viable or that additional locations can be acquired at reasonable costs. In addition, the economic environment where restaurants are located could decline in the future, which could result in reduced sales in those locations. We cannot assure you that new sites will be profitable or as profitable as existing sites.

The loss of the services of our senior executives could have a material adverse effect on our business, financial condition or results of operations.

Our success depends to a large extent upon the continued services of our senior management, including Alan Vituli, Chairman of the Board and Chief Executive Officer, and Daniel T. Accordino, President and Chief Operating Officer, who have substantial experience in the restaurant industry. We believe that it would be extremely difficult to replace Messrs. Vituli and Accordino with individuals having comparable experience. Consequently, the loss of the services of Mr. Vituli or Mr. Accordino could have a material adverse effect on our business, financial condition or results of operations.

Government regulation could adversely affect our financial condition and results of operations.

We are subject to extensive laws and regulations relating to the development and operation of restaurants, including regulations relating to the following:

•	zoning;

•	the preparation and sale of food;

•	liquor licenses which allow us to serve alcoholic beverages at our Taco Cabana restaurants;

•	employer/employee relationships, including minimum wage requirements, overtime, working and safety conditions, and citizenship requirements;

•	federal and state laws that prohibit discrimination and laws regulating design and operation of facilities, such as the Americans With Disabilities Act of 1990; and

•	federal and state regulations governing the operations of franchises, including rules promulgated by the Federal Trade Commission.

In the event that legislation having a negative impact on our business is adopted, you should be aware that it could have a material adverse impact on us. For example, substantial increases in the minimum wage could adversely affect our financial condition and results of operations. Local zoning or building codes or regulations and liquor license approvals can cause substantial delays in our ability to build and open new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations. Any failure to obtain and maintain required licenses, permits and approvals could adversely affect our operating results.

If one of our employees sells alcoholic beverages to an intoxicated or minor patron, we may be liable to third parties for the acts of the patron.

We serve alcoholic beverages at our Taco Cabana restaurants and are subject to the “dram-shop” statutes of the jurisdictions in which we serve alcoholic beverages. “Dram-shop” statutes generally provide that serving alcohol to an intoxicated or minor patron is a violation of the law.

In most jurisdictions, if one of our employees sells alcoholic beverages to an intoxicated or minor patron we may be liable to third parties for the acts of the patron. We cannot guarantee that those patrons will not be served or that we will not be subject to liability for their acts. Our liquor liability insurance coverage may not be adequate to cover any potential liability and insurance may not continue to be available on commercially acceptable terms or at all, or we may face increased deductibles on such insurance. Any increase in the number or size of “dram-shop” claims could have a material adverse effect on us as a result of the costs of defending against such claims; paying deductibles and increased insurance premium amounts; implementing improved training and heightened control procedures for our employees; and paying any damages or settlements on such claims.

Federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials could expose us to liabilities, which could adversely affect our results of operations.

We are subject to a variety of federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. We own and lease numerous parcels of real estate on which our restaurants are located.

Failure to comply with environmental laws could result in the imposition of severe penalties or restrictions on operations by governmental agencies or courts of law that could adversely affect our operations. Also, if contamination is discovered on properties owned or operated by us, including properties we owned or operated in the past, we can be held liable for severe penalties and costs of remediation. These penalties could adversely affect our results of operations.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

Our leases generally have initial terms of 20 years, and typically provide for renewal options in five year increments as well as for rent escalations. Generally, our leases are “net” leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our monetary obligations under the applicable lease including, among other things, paying all amounts due for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations.

We may, in the future, seek to pursue acquisitions and we may not find restaurant companies that are suitable acquisition candidates or successfully operate or integrate any restaurant companies we may acquire.

We may in the future seek to acquire other restaurant chains. Although we believe that opportunities for future acquisitions may be available from time to time, increased competition for acquisition candidates exists and may continue in the future. Consequently, there may be fewer acquisition opportunities available to us as well as higher acquisition prices. There can be no assurance that we will be able to identify, acquire, manage or successfully integrate acquired restaurant companies without substantial costs, delays or operational or financial problems. In the event we are able to acquire other restaurant companies, the integration and operation of the acquired restaurants may place significant demands on our management, which could adversely affect our ability to manage our existing restaurants. We also face the risk that our existing systems, procedures and financial controls will be inadequate to support any restaurant chains we may acquire and that we may be unable to successfully integrate the operations and financial systems of any chains we may acquire with our own systems. While we may evaluate and discuss potential acquisitions from time to time, we currently have no understandings, commitments or agreements with respect to any acquisitions. We may be required to obtain additional financing to fund future acquisitions. There can be no assurance that we will be able to obtain additional financing on acceptable terms or at all. Both the senior credit facility and the Indenture governing the Notes contain restrictive covenants that may prevent us from incurring additional debt or acquiring additional restaurant chains. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including the Pollo Tropical name and logo and Taco Cabana name and logo, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

We are not aware of any assertions that our trademarks or menu offerings infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to this Offering

There is no established trading market for our common stock, and the market price of our common stock may be highly volatile or may decline regardless of our operating performance. You may never be able to sell your shares at or above the initial public offering price and you may suffer a loss of all or part of your investment.

There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market for our common stock will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price was determined by negotiations between representatives of the underwriters and us. You may not be able to resell your shares above the initial public offering price and you may suffer a loss of all or part of your investment.

The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause you to lose all or part of your investment in our shares of common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of companies generally or restaurant companies (including BKC) in particular;

•	actual or anticipated variations in the earnings or operating results of our company or our competitors;

•	actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock or the stock of other companies in our industry;

•	market conditions or trends in our industry and the economy as a whole;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	changes in accounting principles;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of large blocks of our common stock or sales by our directors and officers.

In addition, if the market for restaurant company stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry (including BKC) or related industries even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

The concentrated ownership of our capital stock by insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors and current 5% or greater stockholders will together own approximately 50.3% of our common stock outstanding immediately after this offering (or approximately 43.3% if the underwriters’ over-allotment option is exercised in full), based on shares outstanding as of September 30, 2006. In particular, BIB and funds managed by affiliates of Madison Dearborn, who are our largest stockholders and who are the selling stockholders in this offering, will in the aggregate each own approximately 19.6% of our common stock outstanding immediately after this offering (or approximately 16.1% if the underwriters’ over-allotment option is exercised in full), based on shares outstanding as of September 30, 2006. In addition, our executive officers and directors (excluding directors affiliated with the selling stockholders) will together own approximately 11.1% of our common stock outstanding immediately after this offering, based on shares outstanding as of September 30, 2006. As a result, our executive officers and these directors, if they act as a group, and BIB and the funds managed by affiliates of Madison Dearborn will be able to significantly influence matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. The directors will have the authority to make decisions affecting our capital structure, including the issuance of additional debt and the declaration of dividends. BIB and the funds managed by Madison Dearborn may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately depress the market price of our common stock.

A substantial number of shares of our common stock will be eligible for sale in the near future, which could cause our common stock price to decline significantly.

If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Immediately after completion of this offering, we will have 21,625,540 shares of our common stock outstanding. Of these shares, the shares sold in this offering will be freely tradable, 466,521 additional shares of common stock will be available for sale in the public market approximately 90 days after the date of this prospectus, and 11,159,019 additional shares of common stock will be available for sale in the public markets 180 days after the date of this prospectus (subject to possible extension by up to an additional 34 days) following the expiration of the lock-up agreements entered into by our executive officers and directors and some of our stockholders. However, Wachovia Capital Markets, LLC and Banc of America Securities LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements.

In addition, immediately after completion of this offering, holders of 10,561,382 shares of our common stock (9,061,382 shares of our common stock if the underwriters’ over-allotment option is exercised in full) will have the right to require us to register those shares under the Securities Act or to include those shares in subsequent registration statements we may file with the SEC, in each case to enable the holders to sell those shares in the public markets. In addition, immediately after completion of this offering an aggregate of 75,000 shares of restricted common stock and options to purchase an aggregate of 1,251,950 shares of our common stock will be outstanding under our 2006 Stock Incentive Plan, and we intend to register these shares of restricted stock and the shares issuable upon exercise of those options, as well as the other shares available for issuance under our 2006 Stock Incentive Plan, following completion of this offering. For additional information, see “Shares Eligible for Future Sale.”

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

Prior investors have paid substantially less per share for our common stock than the price in this offering, and we define dilution as the difference between the initial public offering price per share set forth on the cover page of this prospectus and the pro forma net tangible book deficit per share of our common stock immediately after this offering. Therefore, based on the public offering price per share appearing on the cover page of this prospectus and our net tangible book deficit and the number of shares of our common stock outstanding as of September 30, 2006, if you purchase our common stock in this offering at that initial public offering price, you will suffer immediate and substantial dilution of approximately $24.09 per share. Any future equity issuances may result in even further dilution to holders of our common stock.

We do not expect to pay any cash dividends for the foreseeable future, and the Indenture governing the Notes and the senior credit facility limit Carrols’ ability to pay dividends to us and consequently our ability to pay dividends to our stockholders.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. The absence of a dividend on our common stock may increase the volatility of the market price of our common stock or make it more likely that the market price of our common stock will decrease in the event of adverse economic conditions or adverse developments affecting our company. We are a holding company and conduct all of our operations through our direct and indirect subsidiaries. As a result, for us to pay dividends, we would need to rely on dividends or distributions to us from Carrols and indirectly from subsidiaries of Carrols. The Indenture governing the Notes and the senior credit facility limit, and debt instruments that we and our subsidiaries may enter into in the future may limit, the ability of Carrols and its subsidiaries to pay dividends to us and our ability to pay dividends to our stockholders.

We will use all of the net proceeds received by us from this offering to repay indebtedness and such proceeds will not be available for us to use in expanding or investing in our business.

We will contribute all of the net proceeds received by us from this offering to Carrols, which will use such proceeds to repay a portion of the principal amount of term loan borrowings under the senior credit facility. Consequently, the net proceeds received by us in this offering will not be available for us to use in expanding or investing in our business. See “Use of Proceeds.” Accordingly, these proceeds will not be available for working capital, capital expenditures, acquisitions, use in the execution of our business strategy or for other purposes.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We cannot assure you that these analysts will publish research or reports about us or that any analysts that do so will not discontinue publishing research or reports about us in the future. If one or more analysts who cover us downgrade our stock, our stock price could decline rapidly. If analysts do not publish reports about us or if one or more analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Provisions in our restated certificate of incorporation and amended and restated bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Delaware corporate law and our restated certificate of incorporation and amended and restated bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	require that special meetings of our stockholders be called only by our board of directors or certain of our officers, thus prohibiting our stockholders from calling special meetings;

•	deny holders of our common stock cumulative voting rights in the election of directors, meaning that stockholders owning a majority of our outstanding shares of common stock will be able to elect all of our directors;

•	authorize the issuance of “blank check” preferred stock that our board could issue to dilute the voting and economic rights of our common stock and to discourage a takeover attempt;

•	provide that approval of our board of directors or a supermajority of stockholders is necessary to make, alter or repeal our amended and restated bylaws and that approval of a supermajority of stockholders is necessary to amend, alter or change certain provisions of our restated certificate of incorporation;

•	establish advance notice requirements for stockholder nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	divide our board into three classes of directors, with each class serving a staggered 3-year term, which generally increases the difficulty of replacing a majority of the directors;

•	provide that directors only may be removed for cause by a majority of the board or by a supermajority of our stockholders; and

•	require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission, or SEC, and The NASDAQ Stock Market regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time-consuming. For example, we will be required to adopt additional internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for the year ended December 31, 2007 we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our independent accountants will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our accountants identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be difficult and expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements, including, without limitation, some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business.” Statements that are predictive in nature or that depend upon or refer to future events or conditions are forward-looking statements. These statements are often identified by the words “may,” “might,” “will,” “should,” “anticipate,” “believe,” “expect,” “intend,” “estimate,” “hope” or similar expressions. In addition, expressions of our strategies, intentions or plans are also forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of their date. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected or implied in the forward-looking statements. We believe important factors that could cause actual results to differ materially from our expectations include the following:

•	competitive conditions;

•	regulatory factors;

•	environmental conditions and regulations;

•	general economic conditions, particularly at the retail level;

•	weather conditions;

•	fuel prices;

•	significant disruptions in service or supply by any of our suppliers or distributors;

•	changes in consumer perception of dietary health and food safety;

•	labor and employment benefit costs;

•	the outcome of pending or future legal proceedings;

•	our ability to manage our growth and successfully implement our business strategy;

•	the risks associated with the expansion of our business;

•	general risks associated with the restaurant industry;

•	our inability to integrate any businesses we acquire;

•	our borrowing costs and credit ratings, which may be influenced by the credit ratings of our competitors;

•	the availability and terms of necessary or desirable financing or refinancing and other related risks and uncertainties;

•	the risk of events similar to those of September 11, 2001 or an outbreak or escalation of any insurrection or armed conflict involving the United States or any other national or international calamity;

•	factors that affect the restaurant industry generally, including recalls if products become adulterated or misbranded, liability if product consumption causes injury, ingredient disclosure and labeling laws and regulations, reports of cases of “mad cow” disease and avian flu, and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as recent publicity concerning the health implications of obesity and transfatty acids; and

•	other factors discussed under “Risk Factors” or elsewhere in this prospectus.

All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from our sale of shares of common stock in this offering of approximately $65.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any of the proceeds from the sale of shares by the selling stockholders in this offering, including any shares that they may sell if the underwriters exercise their over allotment option.

We intend to contribute all of the net proceeds we receive from this offering to Carrols, which will use such proceeds to repay approximately $65.4 million principal amount of term loan borrowings under the senior credit facility. As of September 30, 2006, borrowings under the term loan bore interest at a rate of 8.0% per annum.

Affiliates of Wachovia Capital Markets, LLC and Banc of America Securities LLC, each an underwriter in this offering, are agents and lenders under the senior credit facility. The senior credit facility is comprised of a secured revolving credit facility providing for aggregate borrowings of up to $50.0 million (including $20.0 million available for letters of credit) and $220.0 million aggregate principal amount of secured term loan borrowings. Under the senior credit facility, the revolving credit facility expires on December 31, 2009 and term loan borrowings mature on December 31, 2010. As of September 30, 2006, there were no outstanding borrowings under the revolving credit facility (excluding $14.6 million reserved for outstanding letters of credit), and there was $187.0 million principal amount of term loan borrowings outstanding. The proceeds we received from the term loan borrowings under the senior credit facility were applied, together with the net proceeds we received from the issuance of the Notes, for the purposes described under “Prospectus Summary—December 2004 Transactions.” For further information about our senior credit facility, see “Description of Certain Indebtedness—Senior Credit Facility.”

DIVIDEND POLICY

We do not anticipate paying any cash dividend on our common stock in the foreseeable future. We currently intend to retain all available funds to fund the development and growth of our business. In addition, we are a holding company and conduct all of our operations through our direct and indirect subsidiaries. As a result, for us to pay dividends, we need to rely on dividends or distributions to us from Carrols and indirectly from subsidiaries of Carrols. The Indenture governing the Notes and the senior credit facility limit, and debt instruments that we and our subsidiaries may enter into in the future may limit, the ability of Carrols and its subsidiaries to pay dividends to us and our ability to pay dividends to our stockholders.

In December 2004, in connection with the December 2004 Transactions, we made a one-time special distribution, in the form of a dividend, to our stockholders of approximately $116.8 million and distributed approximately $20.3 million to the holders of certain options to purchase common stock using a portion of the net proceeds from the debt offering and the term loan borrowings under the senior credit facility. See “Prospectus Summary—December 2004 Transactions.” We received the money that was distributed to our stockholders pursuant to a dividend from Carrols.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) our sale of the shares of common stock to be sold by us in this offering and the application of the net proceeds therefrom (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) to repay term loan borrowings under the senior credit facility as described under “Use of Proceeds,” and (ii) the issuance by us of an aggregate of 20,100 shares of restricted common stock to be issued to three of our outside directors and an aggregate of 54,900 shares of restricted common stock to be issued to certain of our employees in connection with this offering under our 2006 Stock Incentive Plan, as if these transactions had occurred as of September 30, 2006.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the notes to those statements included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(Dollars in thousands)
Long-term debt, including current portion:
Senior credit facility(1) (including current portion of $2,200)	$186,950	$121,572
Notes	180,000	180,000
Lease financing obligations	58,440	58,440
Capital leases (including current portion of $299)	1,590	1,590

Total long-term debt	426,980	361,602

Stockholders’ deficit:
Preferred stock, par value $0.01 per share; authorized—20,000,000 shares; issued and outstanding—none, actual and as adjusted	—	—
Voting common stock, par value $0.01 per share; authorized—100,000,000 shares; issued and outstanding—15,883,874 shares, actual; 21,625,540 shares, as adjusted(2)	159	216
Additional paid-in-capital	(68,539)	(3,218)
Accumulated deficit	(25,415)	(25,415)
Treasury stock, at cost	(141)	(141)

Total stockholders’ deficit	(93,936)	(28,558)

Total capitalization	$333,044	$333,044

(1)	In addition to the indebtedness reflected in this table, as of September 30, 2006 we had approximately $14.6 million of letters of credit outstanding under our senior credit facility. At September 30, 2006, we had no borrowings outstanding under our revolving credit facility and $35.4 million available for borrowings.
(2)	The information as to outstanding shares of our common stock in this table excludes (i) an aggregate of 1,251,950 shares issuable upon the exercise of options to be issued in connection with this offering under our 2006 Stock Incentive Plan and (ii) an aggregate of 1,973,050 additional shares that will be available for future awards under our 2006 Stock Incentive Plan.

DILUTION

Dilution represents the difference between the initial public offering price per share set forth on the cover page of this prospectus and the pro forma net tangible book deficit per share of our common stock immediately after this offering. Net tangible book deficit per share as of September 30, 2006 represented the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at September 30, 2006. Our net tangible book deficit as of September 30, 2006 was $(305.1) million, or $(19.21) per share of common stock.

After giving effect to our sale of the shares of common stock offered by us in this offering and our receipt of the net proceeds therefrom after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the issuance by us of an aggregate of 20,100 shares of restricted common stock to be issued to three of our outside directors and an aggregate of 54,900 shares of restricted common stock to be issued to certain of our employees in connection with this offering under our 2006 Stock Incentive Plan, our pro forma net tangible book deficit as of September 30, 2006 would have been approximately $(239.7) million, or $(11.09) per share of common stock. This represents an immediate decrease in pro forma net tangible book deficit to our existing stockholders of $8.12 per share and an immediate dilution to new investors in this offering of $24.09 per share. The following table illustrates this per share dilution in pro forma net tangible book deficit to new investors:

Initial public offering price per share		$13.00
Net tangible book deficit per share as of September 30, 2006	$(19.21)
Decrease in net tangible book deficit per share attributable to new investors	8.12

Pro forma net tangible book deficit per share after this offering		(11.09)

Dilution per share to new investors		$24.09

The following table summarizes, as of September 30, 2006 on a pro forma basis, the total number and percentage of shares of common stock purchased from us, the aggregate consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and our estimated offering expenses. The calculation below includes, in data regarding shares purchased by existing stockholders, an aggregate of 20,100 shares of restricted stock to be issued to three of our outside directors and an aggregate of 54,900 shares of restricted common stock to be issued to certain of our employees in connection with this offering under our 2006 Stock Incentive Plan:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	15,958,874	73.8%	$113,459,735	60.6%	$7.11
New investors	5,666,666	26.2%	73,666,658	39.4%	$13.00

Total	21,625,540	100%	$187,126,393	100%

The foregoing discussion and tables do not include:

•	an aggregate of 1,251,950 shares issuable upon exercise of options to be issued in connection with this offering under our 2006 Stock Incentive Plan; and

•	an aggregate of 1,973,050 additional shares that will be initially available for future awards under our 2006 Stock Incentive Plan.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth selected historical financial data derived from our consolidated financial statements for each of the years ended December 31, 2001, 2002, 2003, 2004 and 2005, of which the audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005 are included elsewhere in this prospectus. Our selected consolidated financial data for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2006 include all adjustments, consisting of normal recurring adjustments, which, in our opinion, are necessary for a fair presentation of our financial position and results of operations for these periods. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

As described on page ii, we use a 52 or 53 week fiscal year ending on the Sunday closest to December 31. All of the years reflected in the following table consisted of 52 weeks except for 2004 which consisted of 53 weeks. As a result, some of the variations between 2004 and the other years reflected in the following table may be due to the additional week included in 2004. Each of the nine months ended September 30, 2005 and 2006 reflected in the following table consisted of 39 weeks.

The information in the following table should be read together with our audited consolidated financial statements for 2003, 2004 and 2005 and the related notes, our unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2006 and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The amounts in the table below reflect rounding adjustments.

We restated our consolidated financial statements for the periods presented below that ended prior to January 1, 2005 (the “2005 Restatement”) and for the periods presented below that ended prior to October 1, 2004 (the “2004 Restatement”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatements” for a discussion of the 2005 Restatement and 2004 Restatement and Note 2 to our Consolidated Financial Statements for a discussion of the 2005 Restatement. All amounts affected by the restatements that appear in this prospectus have also been restated.

	Year Ended December 31,					Nine Months Ended September 30,
	Restated 2001(1)	Restated 2002(1)	Restated 2003(1)	Restated 2004(1)(2)	2005	2005	2006
	(dollar amounts in thousands, except share and per share data)
Statements of Operations Data:
Revenues:
Restaurant sales	$654,710	$655,545	$643,579	$696,343	$705,422	$531,442	$561,719
Franchise royalty revenues and fees	1,579	1,482	1,406	1,536	1,488	1,160	1,002

Total revenues	656,289	657,027	644,985	697,879	706,910	532,602	562,721

Costs and expenses:
Cost of sales	189,947	183,976	181,182	202,624	204,620	154,424	158,299
Restaurant wages and related expenses	192,918	196,258	194,315	206,732	204,611	153,740	164,400
Restaurant rent expense	31,459	30,940	31,089	34,606	34,668	25,818	27,183
Other restaurant operating expenses	86,435	87,335	89,880	92,891	102,921	75,976	82,466
Advertising expense	28,830	28,041	27,351	24,711	25,523	19,791	20,768
General and administrative(3)	35,494	36,460	37,388	43,585	58,621	47,837	35,799
Depreciation and amortization	45,461	39,434	40,228	38,521	33,096	24,929	25,177
Impairment losses	578	1,285	4,151	1,544	1,468	1,427	832
Bonus to employees and a director(4)	—	—	—	20,860	—	—	—
Other expense (income)(5)	8,841	—	—	2,320	—	—	(1,389)

Total operating expenses	619,963	603,729	605,584	668,394	665,528	503,942	513,535

Income from operations	36,326	53,298	39,401	29,485	41,382	28,660	49,186
Interest expense	44,559	39,329	37,334	35,383	42,972	31,830	34,616
Loss on extinguishment of debt	—	—	—	8,913	—	—	—

Income (loss) before income taxes	(8,233)	13,969	2,067	(14,811)	(1,590)	(3,170)	14,570
Provision (benefit) for income taxes	(1,428)	4,929	741	(6,720)	2,760	2,054	4,828

Net income (loss)	$(6,805)	$9,040	$1,326	$(8,091)	$(4,350)	$(5,224)	$9,742

Per Share Data:
Basic and diluted net income (loss) per share	$(0.53)	$0.70	$0.10	$(0.63)	$(0.29)	$(0.36)	$0.61
Weighted average shares outstanding:
Basic and diluted	12,915,095	12,915,095	12,915,095	12,915,095	14,905,750	14,564,903	15,887,147
Other Financial Data:
Net cash provided from operating activities	$46,435	$54,194	$46,349	$59,211	$22,008	$10,623	$36,852
Net cash provided from (used for) investing activities	(49,156)	(46,636)	14,581	(8,489)	(33,908)	(27,452)	(3,027)
Net cash provided from (used for) financing activities	2,414	(7,425)	(61,054)	(21,670)	(10,235)	(9,339)	(40,370)
Total capital expenditures	47,575	54,155	30,371	19,073	38,849	28,983	32,057
Consolidated Adjusted EBITDA(6)	91,307	93,867	84,033	94,548	92,378	71,448	73,806
Consolidated Adjusted EBITDA margin(7)	13.9%	14.3%	13.0%	13.5%	13.1%	13.4%	13.1%

	Year Ended December 31,					Nine Months Ended September 30,
	Restated 2001(1)	Restated 2002(1)	Restated 2003(1)	Restated 2004(1)(2)	2005	2005	2006
	(dollar amounts in thousands, except share and per share data)
Operating Data:
Total company-owned restaurants (at end of period)	532	529	532	537	540	536	542
Pollo Tropical:
Company-owned restaurants (at end of period)	53	58	60	63	69	66	73
Average number of company-owned restaurants	50.4	55.6	59.4	60.3	64.9	64.5	70.6
Revenues:
Restaurant sales	$96,437	$100,444	$109,201	$124,000	$135,787	$103,036	$114,463
Franchise royalty revenues and fees	1,174	1,053	993	1,101	1,196	918	840

Total revenues	97,611	101,497	110,194	125,101	136,983	103,954	115,303
Average annual sales per company-owned restaurant(8)	1,913	1,807	1,838	2,018	2,092
Segment EBITDA(9)(10)	21,987	21,946	22,477	27,884	28,684	22,369	21,792
Segment EBITDA margin(11)	22.5%	21.6%	20.4%	22.3%	20.9%	21.5%	18.9%
Change in comparable company-owned restaurant sales(12)	(0.3)%	(4.2)%	2.3%	10.6%	4.7%	7.5%	2.6%

Taco Cabana:
Company-owned restaurants (at end of period)	120	116	121	126	135	132	141
Average number of company-owned restaurants	120.3	114.6	118.9	123.9	129.8	128.5	137.7
Revenues:
Restaurant sales	$177,398	$174,982	$181,068	$202,506	$209,539	$156,554	$171,821
Franchise royalty revenues and fees	405	429	413	435	292	242	162

Total revenues	177,803	175,411	181,481	202,941	209,831	156,796	171,983
Average annual sales per company-owned restaurant(8)	1,475	1,527	1,523	1,604	1,614
Segment EBITDA(9)(13)	26,032	27,989	24,206	30,082	31,927	23,584	25,669
Segment EBITDA margin(11)	14.6%	16.0%	13.3%	14.8%	15.2%	15.0%	14.9%
Change in comparable company-owned restaurant sales(12)	1.6%	(0.2)%	(3.0)%	4.8%	1.2%	1.3%	2.4%

Burger King:
Restaurants (at end of period)	359	355	351	348	336	338	328
Average number of restaurants	353.3	355.6	352.2	350.9	343.5	344.6	334.5
Restaurant sales	$380,875	$380,119	$353,310	$369,837	$360,096	$271,852	$275,435
Average annual sales per restaurant(8)	1,078	1,069	1,003	1,034	1,048
Segment EBITDA(9)(14)	43,288	43,932	37,350	36,582	31,767	25,495	26,345
Segment EBITDA margin(11)	11.4%	11.6%	10.6%	9.9%	8.8%	9.4%	9.6%
Change in comparable restaurant sales(12)	1.3%	(1.3)%	(7.2)%	2.9%	1.0%	1.3%	3.1%

Balance Sheet Data (at end of period):
Total assets	$552,884	$554,787	$499,054	$516,246	$496,945	$493,157	$453,726
Working capital	(34,362)	(33,971)	(39,835)	(24,515)	(25,441)	(27,365)	(35,819)
Debt:
Senior and senior subordinated debt	$368,500	$357,300	$294,100	$400,000	$391,800	$392,350	$366,950
Capital leases and other debt	4,575	3,045	1,732	1,225	1,896	1,901	1,590
Lease financing obligations	96,660	102,738	106,808	111,715	110,898	110,810	58,440

Total debt	$469,735	$463,083	$402,640	$512,940	$504,594	$505,061	$426,980

Stockholders’ equity (deficit)	$(1,029)	$8,011	$9,337	$(115,548)	$(103,537)	$(104,411)	$(93,936)

(1)	For information as to the effect of the restatements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatements” and Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus.
(2)	We use a 52 or 53 week fiscal year ending on the Sunday closest to December 31. All of the fiscal years reflected in the table above consisted of 52 weeks except for 2004 which consisted of 53 weeks. As a result, some of the variations between 2004 and the other fiscal years reflected in the table above may be due to the additional week included in 2004.
(3)	Includes stock-based compensation expense (income) for 2001, 2002, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 of $0.1 million, $(0.2 million), $0.3 million, $1.8 million, $16.4 million, $16.4 million and $0, respectively.
(4)	In conjunction with the December 2004 Transactions, we approved a compensatory bonus payment to certain employees (including management) and a director. See Note 12 to our Consolidated Financial Statements included elsewhere in this prospectus.

(5)	Other expense in 2001 resulted from the closure of seven Taco Cabana restaurants in the Phoenix, Arizona market and the discontinuance of restaurant development in that market. See Note 6 to our Consolidated Financial Statements included elsewhere in this prospectus. Other expense in 2004 resulted from the write off of costs incurred in connection with a registration statement on Form S-1 for a proposed offering by us of Enhanced Yield Securities comprised of common stock and senior subordinated notes, which registration statement was withdrawn by us in 2004. See Note 10 to our Consolidated Financial Statements included elsewhere in this prospectus. Other income for the nine months ended September 30, 2006 resulted from a reduction in collection reserves previously established for a $1.1 million note receivable related to the sale of leasehold improvements at two of the closed restaurant locations that were written off as part of the restructuring charge in 2001 and a reduction in lease liability reserves of $0.3 million for such locations due to an increase in the estimates for future sublease income. See Note 6 to our Consolidated Financial Statements included elsewhere in this prospectus.
(6)	Reconciliation of Non-GAAP Financial Measures

Consolidated Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, impairment losses, stock-based compensation expense, bonus to employees and a director in conjunction with the December 2004 Transactions, other income and expense and loss on extinguishment of debt. Consolidated Adjusted EBITDA is presented because we believe it is a useful financial indicator for measuring the ability, on a consolidated basis, to service and/or incur indebtedness. Our utilization of a non-GAAP financial measure is not meant to be considered in isolation or as a substitute for net income, income from operations, cash flow, gross margin and other measures of financial performance prepared in accordance with GAAP. Consolidated Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Management believes the most directly comparable measure to Consolidated Adjusted EBITDA calculated in accordance with GAAP is net cash provided from operating activities. However, Consolidated Adjusted EBITDA should not be considered as an alternative to consolidated cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

A reconciliation of Consolidated Adjusted EBITDA to net cash provided from (used for) operating activities is presented below.

	Year Ended December 31,					Nine Months Ended September 30,
	Restated 2001	Restated 2002	Restated 2003	Restated 2004	2005	2005	2006
	(dollar amounts in thousands)
Consolidated Adjusted EBITDA, as defined	$91,307	$93,867	$84,033	$94,548	$92,378	$71,448	$73,806
Adjustments to reconcile Consolidated Adjusted EBITDA to net cash provided from (used for) operating activities:
Loss (gain) on disposal of property and equipment	390	24	(386)	(176)	(620)	(585)	—
Cash portion of stock-based compensation expense	—	—	—	—	(122)	(122)	—
Interest expense	(44,559)	(39,329)	(37,334)	(35,383)	(42,972)	(31,830)	(34,616)
Amortization of deferred financing costs	1,527	1,528	1,540	1,527	1,529	1,154	1,098
Amortization of unearned purchase discounts	(2,014)	(2,155)	(2,146)	(2,154)	(2,156)	(1,616)	(1,616)
Amortization of deferred gains from sale-leaseback transactions	(13)	(21)	(180)	(458)	(481)	(377)	(897)
Accretion of interest on lease financing obligations	521	478	443	406	344	257	281
Gain on settlement of lease financing obligations	—	—	—	—	—	—	(120)
Benefit (provision) for income taxes	1,428	(4,929)	(741)	6,720	(2,760)	(2,054)	(4,828)
Deferred income taxes	(3,117)	4,888	(1,156)	(6,466)	1,036	(876)	159
Change in operating assets and liabilities	965	(157)	2,276	2,967	(3,308)	(3,916)	3,585
Accrued bonus to employees and a director	—	—	—	—	(20,860)	(20,860)	—
Other expense	—	—	—	(2,320)	—	—	—

Net cash provided from (used for) operating activities	$46,435	$54,194	$46,349	$59,211	$22,008	$10,623	$36,852

(7)	Consolidated Adjusted EBITDA margin means Consolidated Adjusted EBITDA as a percentage of total consolidated revenues.
(8)	Average annual sales per restaurant are derived by dividing restaurant sales for such year for the applicable segment by the average number of company owned and operated restaurants for the applicable segment for such year. For comparative purposes, the calculation of average annual sales per restaurant is based on a 52-week year. 2004 was a 53-week fiscal year. For purposes of calculating average annual sales per restaurant for 2004, we have excluded restaurant sales data for the extra week of 2004.
(9)	Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment losses, stock based compensation expense, bonus to employees and a director in connection with the December 2004 Transactions, other income and expense and loss on extinguishment of debt. The calculation of Segment EBITDA for our Burger King restaurants includes general and administrative expenses related directly to our Burger King segment, as well as the expenses associated with administrative support for all three of our segments including executive management, information systems and certain accounting, legal and other administrative functions. See Note 14 to our Consolidated Financial Statements included elsewhere in this prospectus.
(10)	Includes general and administrative expenses related directly to our Pollo Tropical segment of approximately $5.1 million, $5.0 million, $6.0 million, $7.3 million and $7.2 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, and $5.5 million and $5.9 million for the nine months ended September 30, 2005 and 2006, respectively.

(11)	Segment EBITDA margin means Segment EBITDA as a percentage of the total revenues of the applicable segment.
(12)	The changes in comparable restaurant sales are calculated using only those company owned and operated restaurants open since the beginning of the earliest period being compared and for the entirety of both periods being compared. Restaurants are included in comparable restaurant sales after they have been open for 12 months for our Burger King restaurants and 18 months for our Pollo Tropical and Taco Cabana restaurants. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week year. 2004 was a 53-week fiscal year. For purposes of calculating the changes in comparable restaurant sales, we have excluded restaurant sales data for the extra week of 2004.
(13)	Includes general and administrative expenses related directly to our Taco Cabana segment of approximately $9.7 million, $9.2 million, $11.1 million, $11.1 million and $10.2 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, and $7.7 million and $8.6 million for the nine months ended September 30, 2005 and 2006, respectively.
(14)	Includes general and administrative expenses related directly to our Burger King segment as well as expenses associated with administrative support to all three of our segments including executive management, information systems and certain accounting, legal and other administrative functions. All of such expenses totaled approximately $20.6 million, $22.3 million, $20.0 million, $23.4 million and $24.9 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, and $18.2 million and $21.3 million for the nine months ended September 30, 2005 and 2006, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Introduction

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is written to help the reader understand our company. The MD&A is provided as a supplement to, and should be read in conjunction with our Consolidated Financial Statements and the accompanying financial statement notes appearing elsewhere in this prospectus. The overview provides our perspective on the individual sections of MD&A, which include the following:

Company Overview—a general description of our business and our key financial measures.

Recent and Future Events Affecting Our Results of Operations—a description of recent events that affect, and future events that may affect, our results of operations, including in connection with this offering.

Executive Summary—an executive review of our performance for the three and nine months ended September 30, 2006 and the year ended December 31, 2005.

Liquidity and Capital Resources—an analysis of historical information regarding our sources of cash and capital expenditures, the existence and timing of commitments and contingencies, changes in capital resources and a discussion of cash flow items affecting liquidity.

Results of Operations—an analysis of our results of operations for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003.

Application of Critical Accounting Policies—an overview of accounting policies that require critical judgments and estimates.

Effects of New Accounting Standards—a discussion of new accounting standards and any implications related to our financial statements.

Restatements—a description of recent restatements to our previously issued consolidated financial statements and a description of material weaknesses in our internal control over financial reporting and disclosure controls and procedures. All amounts affected by the restatements that appear in this prospectus have also been restated.

Company Overview

We are one of the largest restaurant companies in the United States operating three restaurant brands in the quick-casual and quick-service restaurant segments with 542 restaurants located in 16 states as of September 30, 2006. We have been operating restaurants for more than 45 years. We own and operate two Hispanic restaurant brands, Pollo Tropical and Taco Cabana (together referred to by us as our Hispanic Brands), which we acquired in 1998 and 2000, respectively. We are also the largest Burger King franchisee, based on the number of restaurants, and have operated Burger King restaurants since 1976. As of September 30, 2006, our company-owned restaurants included 73 Pollo Tropical restaurants and 141 Taco Cabana restaurants, and we operated 328 Burger King restaurants under franchise agreements. We also franchise our Hispanic Brand restaurants with 29 franchised restaurants located in Puerto Rico, Ecuador and the United States as of September 30, 2006. We believe that the diversification and strength of our restaurant brands as well as the geographic dispersion of our restaurants provide us with stability and enhanced growth opportunities. Our primary growth strategy is to develop new company-owned Hispanic Brand restaurants. For the year ended December 31, 2005 and the nine months ended September 30, 2006, we had total revenues of $706.9 million and $562.7 million, respectively, and a net loss of $4.4 million and net income of $9.7 million, respectively.

The following is an overview of the key financial measures discussed in our results of operations:

•	Restaurant sales consist of food and beverage sales, net of discounts, at our company-owned Hispanic Brand restaurants and the Burger King restaurants we operated under franchise agreements. Restaurant sales are influenced by menu price increases, new restaurant openings, closures of underperforming restaurants, and changes in comparable restaurant sales. The changes in comparable restaurant sales noted below are calculated using only those restaurants open since the beginning of the earliest period being compared and for the entirety of both periods being compared. Restaurants are included in comparable restaurant sales after they have been open for 12 months for our Burger King restaurants and 18 months for our Pollo Tropical and Taco Cabana restaurants. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week year. 2004 was a 53-week fiscal year. For purposes of calculating the changes in comparable restaurant sales, we have excluded restaurant sales data for the extra week of 2004.

•	Cost of sales consists of food, paper and beverage costs including packaging costs, less purchase discounts. Cost of sales is generally influenced by changes in commodity costs and the effectiveness of our restaurant-level controls to manage food and paper costs. For our Pollo Tropical and Taco Cabana restaurants, we have negotiated directly with local and national suppliers for the purchase of food and beverage products and supplies. Pollo Tropical and Taco Cabana restaurants’ food and supplies are ordered from approved suppliers and are shipped via distributors to our restaurants. Key commodities for Pollo Tropical and Taco Cabana restaurants are generally purchased under annual contracts. We are a member of a national purchasing cooperative, Restaurant Services, Inc., a non-profit independent cooperative that serves as the purchasing agent for most of the commodities for the Burger King franchise system and which also contracts with various distributors to receive and ship orders for our Burger King restaurants.

•	Restaurant wages and related expenses include all restaurant management and hourly productive labor costs, employer payroll taxes, restaurant-level bonuses and benefits. Payroll and benefits are subject to inflation, including minimum wage increases and expenses for health insurance and workers’ compensation insurance. A significant number of our hourly staff is paid at rates consistent with the applicable state minimum wage and, accordingly, increases in minimum wage rates will increase our labor costs. We are insured for workers’ compensation, general liability and medical insurance claims under policies where we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate.

•	Restaurant rent expense includes base rent, contingent rent, common area maintenance on our leases characterized as operating leases, reduced by the amortization of gains on sale-leaseback transactions.

•	Other restaurant operating expenses include all other restaurant-level operating costs, the major components of which are royalty expenses for our Burger King restaurants, utilities, repairs and maintenance, real estate taxes and credit card fees.

•	Advertising expense includes all promotional expenses including television, radio, billboards and other media. Pollo Tropical and Taco Cabana utilize an integrated, multi-level marketing approach that includes periodic chain-wide promotions, direct mail, in-store promotions, local store marketing and other strategies, including the use of radio and television advertising in their major markets. We are generally required to contribute 4% of restaurant sales from our Burger King restaurants to an advertising fund utilized by the Burger King franchise system for its advertising, promotional programs and public relations activities.

•	General and administrative expenses are comprised primarily of (1) salaries and expenses associated with corporate and administrative functions that support the development and operations of our restaurants, (2) legal and professional fees, including external auditing costs, and (3) stock-based compensation expense.

•	Segment EBITDA, which is the measure of segment profit or loss used by our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance, is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment losses, stock-based compensation expense, bonus to employees and a director in connection with the December 2004 Transactions, other income and expense and loss on extinguishment of debt. Segment EBITDA may not be necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Segment EBITDA for our Burger King restaurants includes general and administrative expenses related directly to the Burger King segment as well as the expenses associated with administrative support to all three of our segments including executive management, information systems and certain accounting, legal and other administrative functions.

•	Depreciation and amortization primarily includes the depreciation of fixed assets, including equipment and leasehold improvements, depreciation of assets under lease financing obligations and the amortization of Burger King franchise rights and franchise fees.

•	Interest expense consists primarily of interest expense associated with the Notes and on borrowings under our senior credit facility, and imputed interest expense on certain leases entered into in connection with sale-leaseback transactions which are accounted for as lease financing obligations. Interest expense may also include gains and losses from the settlement of lease financing obligations.

As described under “Prospectus Summary”, we use a 52 or 53 week fiscal year ending on the Sunday closest to December 31. The years ended December 31, 2003 and 2005 each consisted of 52 weeks and the year ended December 31, 2004 consisted of 53 weeks. As a result, some of the variations in our results of operations between 2004 and the other fiscal years may be due to the additional week included in 2004. Both the nine months ended September 30, 2005 and 2006 consisted of 39 weeks.

Recent and Future Events Affecting our Results of Operations

Lease Financing Obligations

We have, in the past, entered into sale-leaseback transactions involving certain restaurant properties that did not qualify for sale-leaseback accounting and, as a result, have been classified as financing transactions under SFAS 98. Under the financing method, the assets remain on our consolidated balance sheet and continue to be depreciated and proceeds received by us from these transactions are recorded as a financing liability. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying financing obligations.

During the nine months ended September 30, 2006, we exercised our right of first refusal under the leases for 14 restaurant properties subject to lease financing obligations and purchased these 14 restaurant properties from the respective lessors. Concurrently with these purchases, the properties were sold in qualified sale-leaseback transactions. We recorded deferred gains representing the amounts by which the sales prices exceeded the net book value of the underlying assets. Deferred gains are being amortized as an adjustment to rent expense over the term of the leases, which is generally 20 years.

We also amended lease agreements for 21 restaurant properties in the second quarter of 2006 and amended a master lease agreement covering 13 restaurant properties in the third quarter of 2006, all of which were previously accounted for as lease financing obligations, to eliminate or otherwise cure the provisions that precluded the original sale-leaseback accounting under SFAS 98. As a result of such amendments, we recorded these sale-leaseback transactions as sales, removed all of the respective assets under lease financing obligations and related liabilities from our consolidated balance sheet and recognized gains from the sales, which were generally deferred and are being amortized as an adjustment to rent expense over the remaining term of the underlying leases.

As a result of the above transactions that occurred during the nine months ended September 30, 2006, we reduced our lease financing obligations by $52.8 million, reduced our assets under lease financing obligations by $36.2 million and recorded deferred gains of $18.3 million. We also recorded interest expense of $2.0 million which represents the net amount by which the purchase price for the restaurant properties sold exceeded the lease financing obligations. Of these amounts, $37.5 million of lease financing obligations and $24.7 million of assets under lease financing obligations have been reflected as non-cash transactions in the consolidated statements of cash flows for the nine months ended September 30, 2006.

Beginning in the third quarter of 2006 the effect of the recharacterization of all of the transactions described above as qualified sales under SFAS 98 and the payments associated with the related operating leases as restaurant rent expense, rather than as payments of interest and principal associated with lease financing obligations, has been to reduce interest expense, reduce depreciation expense and increase restaurant rent expense. See Note 9 to our Consolidated Financial Statements included elsewhere in this prospectus.

For information on the pro forma effect of the lease transactions and lease amendments described above on our interest expense, depreciation and amortization expense, restaurant rent expense and operating income for the year ended December 31, 2005 and the nine months ended September 30, 2005 and 2006, as if such transactions and amendments had occurred at the beginning of the respective periods, see “Prospectus Summary—Recent Developments”.

Stock Compensation Expense

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123R”) which requires companies to measure and recognize compensation expense for all share-based payments at fair value. Share-based payments include stock option grants and other equity-based awards granted under any long-term incentive and stock option plans we may have. SFAS 123R was effective for us beginning January 1, 2006. We used the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption (the “Existing Awards”) and requires that prior periods not be restated. However, as all shares of stock issued in the stock award in the second quarter of 2005 were fully vested and we did not have any stock options outstanding at December 31, 2005 and September 30, 2006, we have not recorded any stock-based compensation expense related to our adoption of SFAS 123R.

We intend to grant options to purchase 1,251,950 shares of our common stock and to issue 75,000 shares of restricted stock under our 2006 Stock Incentive Plan in connection with this offering, which will result in our incurring substantial stock-based compensation expense in periods ending after the closing of this offering. In addition, we intend to grant additional stock options and issue additional shares of restricted stock in the future, which will result in our incurring additional stock-based compensation expenses in future periods, which may be substantial.

Future Burger King Restaurant Closures

We evaluate the performance of our Burger King restaurants on an ongoing basis. Such evaluation depends on many factors, including our assessment of the anticipated future operating results of the subject restaurants and the cost of required capital improvements that we would need to commit for such restaurants. If we determine that a Burger King restaurant is underperforming, we may elect to close such restaurant. We closed eight Burger King restaurants in the first nine months of 2006. We currently anticipate that we will likely elect to close approximately four Burger King restaurants in 2007. These restaurant closures will reduce total restaurant sales for our Burger King restaurants. However, based on the current operating results of such restaurants, we believe that the impact on our results of operations as a result of such restaurant closures will not be material, although there can be no assurance in this regard. Our determination of whether to close such four restaurants is not final and is subject to further evaluation and may change. We may also elect to close additional Burger King restaurants in the future.

Public Company Costs

As a public company, we will incur significant legal, accounting and other costs that we have not previously incurred as a private company. The Sarbanes-Oxley Act of 2002 and related rules of the SEC and The NASDAQ Stock Market regulate corporate governance practices of public companies. We expect that compliance with these public company requirements, including ongoing costs to comply with Section 404 of the Sarbanes-Oxley Act, which includes documenting, reviewing and testing our internal controls, will increase our general and administrative costs. These costs will also include the costs of our independent accounting firm to issue an opinion on our assessment and the effectiveness of our internal controls on an annual basis. We also may incur higher costs for director and officer liability insurance. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.

Executive Summary

Operating Performance for the Three and Nine Months Ended September 30, 2006

Total revenues for the first nine months of 2006 increased 5.7% to $562.7 million from $532.6 million in the first nine months of 2005. Revenues from our Hispanic Brand restaurants increased 10.2% to $287.3 million in the first nine months of 2006 compared to $260.8 million in the first nine months of 2005.

Total revenues for the third quarter of 2006 increased 4.6% to $189.6 million from $181.3 million in the third quarter of 2005. Revenues from our Hispanic Brand restaurants increased 8.7% to $96.3 million in the third quarter of 2006 compared to $88.6 million in the third quarter of 2005.

We have continued to open new Hispanic Brand restaurants, and at September 30, 2006, we owned a total of 214 restaurants under the Pollo Tropical and Taco Cabana brand names. Sales have grown from the continued expansion of both brands, as well as continued sales increases from existing Hispanic Brand restaurants. Since September 30, 2005, we opened seven new Pollo Tropical restaurants, including one new Pollo Tropical restaurant in the New York City metropolitan area, and opened ten new Taco Cabana restaurants. We also closed one underperforming Taco Cabana restaurant in the third quarter of 2006. In the first nine months of 2006, we opened four new Pollo Tropical restaurants and seven new Taco Cabana restaurants. Comparable Hispanic Brand restaurant sales have continued to increase and in the first nine months of 2006 were up 2.6% for Pollo Tropical and up 2.4% for Taco Cabana compared to the first nine months of 2005. In the third quarter of 2006, comparable restaurant sales at our Hispanic Brand restaurants were up 1.0% for Pollo Tropical and 2.1% for Taco Cabana compared to the third quarter of 2005, although these increases were lower than the increases in comparable restaurant sales in the first six months of 2006 of 3.5% for our Pollo Tropical Restaurants and 2.6% for our Taco Cabana restaurants.

Restaurant sales from our Burger King restaurants increased 1.3% to $275.4 million in the first nine months of 2006 from $271.9 million in the first nine months of 2005, due to an increase in comparable Burger King restaurant sales of 3.1% in the first nine months of 2006. This increase was partially offset by the closure of 21 Burger King restaurants since the beginning of 2005. As of September 30, 2006, we were operating a total of 328 Burger King restaurants. Restaurant sales from our Burger King restaurants increased 0.7% to $93.3 million in the third quarter of 2006 from $92.7 million in the third quarter of 2005, due to an increase in comparable Burger King restaurant sales of 2.4% in the third quarter of 2006. This increase was partially offset by the closure of 13 Burger King restaurants since the beginning of the third quarter of 2005.

Segment EBITDA for our Hispanic Brands increased to $16.3 million in the third quarter of 2006 from $15.9 million in the third quarter of 2005, an increase of 2.8%. Operating results in the third quarter of 2006 for our Hispanic Brands included an increase over the third quarter of 2005 in segment EBITDA for our Taco Cabana restaurants of $1.5 million due primarily to lower advertising expenditures, lower utility costs and a reduction in restaurant rent expense accruals due to the termination of a lease. This increase was partially offset by a $1.0 million decrease in segment EBITDA for our Pollo Tropical restaurants in the third quarter of

2006, compared to the third quarter of 2005, due primarily to the impact of higher restaurant hourly labor rates due to labor market conditions in Florida, including an increase in the Florida minimum wage rate, higher medical insurance costs and increased rent expense of $0.4 million from the recharacterization in 2006 of restaurant leases previously accounted for as lease financing obligations as described above under “—Recent and Future Events Affecting our Results of Operations—Lease Financing Obligations”. Segment EBITDA for our Burger King restaurants decreased in the third quarter of 2006 to $9.2 million from $10.9 million in the third quarter of 2005 due primarily to higher restaurant and administrative bonus accruals of $1.1 million in the third quarter of 2006 and increased rent expense of $0.5 million from the recharacterization in 2006 of restaurant leases previously accounted for as lease financing obligations.

Segment EBITDA for our Hispanic Brands increased to $47.5 million in the first nine months of 2006 from $46.0 million in the first nine months of 2005, an increase of 3.3%. Segment EBITDA for our Burger King restaurants increased 3.3% in the first nine months of 2006 to $26.3 million from $25.5 million in the first nine months of 2005. Operating results in the first nine months of 2006 improved based on increases in sales for all three segments and higher operating margins at our Burger King restaurants, primarily from lower food costs as a percentage of restaurant sales. Pollo Tropical operating margins for the first nine months of 2006 were impacted by higher restaurant hourly labor rates due to labor market conditions in Florida, including an increase in the Florida minimum wage rate. All three segments were impacted by higher utility costs, which as a percentage of consolidated restaurant sales, increased from 4.1% in the first nine months of 2005 to 4.5% in the first nine months of 2006.

During the first nine months of 2006, we continued to reduce our outstanding term loan borrowings under our senior credit facility by making principal prepayments of $23.2 million. The total principal amount outstanding under our senior credit facility has decreased from $211.8 million at December 31, 2005 to $187.0 million at September 30, 2006.

Operating Performance for the Year Ended December 31, 2005

Total revenues increased to $706.9 million in 2005 from $697.9 million in 2004.

Revenues from our Hispanic Brand restaurants increased by approximately $18.8 million from $328.0 million in 2004 to $346.8 million in 2005. Sales due to the extra week in 2004 for our Hispanic Brand restaurants was $6.1 million. We have continued to expand our Hispanic Brand restaurants, and at the end of 2005, we were operating a total of 204 restaurants under the Pollo Tropical and Taco Cabana brand names. During 2005, we opened six new Pollo Tropical restaurants, six new Taco Cabana restaurants and we also acquired four Taco Cabana restaurants in Texas from a franchisee. Comparable restaurant sales for 2005 increased 4.7% over 2004 at Pollo Tropical and 1.2% at Taco Cabana.

Segment EBITDA for our Hispanic Brands was $60.6 million in 2005 compared to $58.0 million in the prior year. Segment EBITDA for our Hispanic Brands in 2004 included $2.3 million attributable to the extra week in 2004.

During October of 2005 our Pollo Tropical restaurants were negatively impacted by hurricanes Katrina and Wilma, and our Taco Cabana restaurants in the Houston market were negatively impacted by hurricane Rita. Although the restaurants collectively suffered only minimal property damage, our estimate of lost revenues from restaurants temporarily closed was, in the aggregate, approximately $1.8 million.

Revenues from our Burger King restaurants decreased to $360.1 million in 2005 from $369.8 million in 2004 due in part to one less week in 2005 compared to 2004 ($6.9 million effect) and from the closing of 13 underperforming Burger King restaurants during 2005. At the end of 2005, we were operating a total of 336 Burger King restaurants. Comparable restaurant sales for our Burger King restaurants increased 1.0% in 2005 over 2004. Segment EBITDA for our Burger King restaurants decreased from $36.6 million in 2004, which included $2.1 million of Segment EBITDA from the extra week in 2004, to $31.8 million in 2005. This change mostly reflected higher utility costs, higher audit fees and incremental transaction fees due to the acceptance of credit cards at our Burger King restaurants.

Operating results for all three brands were impacted by higher utility costs, which as a percentage of total revenues, increased approximately 0.6% in 2005, representing the primary change in our operating margins. Higher commodity costs also impacted margins, particularly at Pollo Tropical.

Our capital expenditures totaled $38.8 million in 2005 including $20.6 million for the construction of new restaurants, $4.2 million for the acquisition of four franchised Taco Cabana restaurants, $4.0 million for remodeling, and $10.0 million for maintenance and other capital expenditures.

During 2005 we lowered our outstanding borrowings under our senior credit facility. The total principal amount outstanding under our senior credit facility decreased from $220.0 million at December 31, 2004 to $211.8 million at December 31, 2005 due primarily to a prepayment during 2005 of $6.0 million principal amount of our term loan borrowings.

Liquidity and Capital Resources

We do not have significant receivables or inventory and receive trade credit based upon negotiated terms in purchasing food products and other supplies. We are able to operate with a substantial working capital deficit because:

•	restaurant operations are primarily conducted on a cash basis;

•	rapid turnover results in a limited investment in inventories; and

•	cash from sales is usually received before related liabilities for food, supplies and payroll become due.

Interest payments under our debt obligations and capital expenditures represent significant liquidity requirements for us. We believe cash generated from our operations, availability under our revolving credit facility and proceeds from anticipated sale-leaseback transactions will provide sufficient cash availability to cover our anticipated working capital needs, capital expenditures (which include new restaurant development and represent a major investment of cash for us), and debt service requirements for the next 12 months. We may be required to obtain additional equity or debt financing in the future to fund the growth of our business or to meet other capital needs. There can be no assurance that we will be able to obtain additional financing on acceptable terms or at all. Both the senior credit facility and Indenture governing the Notes contain restrictive covenants that may prevent us from incurring additional debt.

Operating activities. Net cash provided from operating activities for the nine months ended September 30, 2006 was $36.9 million due primarily to net income of $9.7 million and depreciation and amortization expense of $25.2 million. Net cash provided from operating activities for the nine months ended September 30, 2005 was $10.6 million due primarily to a net loss of $5.2 million, non-cash stock-based compensation expense of $16.3 million and depreciation and amortization expense of $24.9 million. In addition, net cash provided from operating activities was reduced $26.4 million in the first nine months of 2005 due to payments in the first quarter of 2005 associated with the December 2004 refinancing, which included a $20.3 million bonus to employees (including management) and a director, the applicable payroll taxes of $0.6 million and $5.5 million of tax withholdings related to the dividend payment in late December of 2004. See “Prospectus Summary—December 2004 Transactions.”

Net cash provided from operating activities for the years ended December 31, 2005, 2004 and 2003 was $22.0 million, $59.2 million and $46.3 million, respectively.

Our income tax payments included in operating activities have been historically reduced due to the utilization of net operating loss carryforwards. For tax years beginning in 2006 we have available Federal alternative minimum tax credit carryforwards of $2.1 million with no expiration date and Federal employment tax credit carryforwards of $2.1 million that begin to expire in 2021. We had no Federal net operating loss carryforwards as of December 31, 2005.

Investing activities including capital expenditures and qualified sale-leaseback transactions. Net cash used for investing activities for the nine months ended September 30, 2006 and 2005 was $3.0 million and $27.5 million, respectively. Net cash used for investing activities for the years ended December 31, 2005 and 2004 was $33.9 million and $8.5 million, respectively. Net cash provided from investing activities for the year ended December 31, 2003 was $14.6 million. Capital expenditures represent a major investment of cash for us, and, excluding acquisitions, for the nine months ended September 30, 2006 and 2005 were $32.1 million and $24.8 million, respectively, and for the years ended December 31, 2005, 2004 and 2003, were $34.6 million, $19.1 million and $30.4 million, respectively. Our capital expenditures included expenditures for development of new Pollo Tropical and Taco Cabana restaurants for the nine months ended September 30, 2006 and 2005 of $20.3 million and $14.6 million, respectively, and for the years ended December 31, 2005, 2004 and 2003, of $19.4 million, $8.6 million and $15.8 million, respectively. In addition, we acquired four Taco Cabana restaurants from a franchisee for a cash purchase price of $4.2 million in the third quarter of 2005. We sold other properties, primarily non-operating restaurant properties, in the first nine months of 2005 and the years ended December 31, 2005, 2004 and 2003 for net proceeds of $0.7 million, $0.8 million, $1.2 million and $3.9 million, respectively. The net proceeds from these sales were used to reduce outstanding borrowings under our senior credit facility.

In the first nine months of 2006, we sold 21 restaurant properties in sale-leaseback transactions for net proceeds of $31.7 million. Thirteen of these properties were acquired on June 30, 2006 from the lessor for $16.2 million when we exercised our right of first refusal under the subject leases. The underlying leases for these 13 properties were previously treated as lease financing obligations and the purchases of these properties are shown in our consolidated statements of cash flows under financing activities as settlements of lease financing obligations. The proceeds from these sales, net of costs of the properties acquired and other transaction costs, were used to reduce outstanding borrowings under our senior credit facility. For all of 2006, we anticipate cash provided from sale-leaseback proceeds, after deducting the cost of any acquired properties to be sold in sale-leaseback transactions, will be approximately $15 million to $17 million, although there can be no assurance in this regard. In the first nine months of 2005 we sold one restaurant property for net proceeds of $1.1 million. In 2005, 2004 and 2003, we sold four, eight and 31 restaurant properties, respectively, in sale-leaseback transactions for net proceeds of $5.2 million, $11.0 million and $44.2 million, respectively. The net proceeds from these sales were used to reduce outstanding debt under our senior credit facility. We also had expenditures related to the purchase of other restaurant properties to be sold in sale-leaseback transactions of $2.7 million and $0.3 million in the nine months ended September 30, 2006 and 2005, respectively, and for the years ended December 31, 2005, 2004 and 2003 of $1.1 million, $1.6 million and $3.1 million, respectively.

Our capital expenditures are primarily for (1) new restaurant development, which includes the purchase of related real estate; (2) restaurant remodeling, which includes the renovation or rebuilding of the interior and exterior of our existing restaurants, including expenditures associated with Burger King franchise renewals; (3) other restaurant capital expenditures, which include capital restaurant maintenance expenditures for the ongoing reinvestment and enhancement of our restaurants; and (4) corporate and restaurant information systems. The following table sets forth our capital expenditures for the periods presented (in thousands):

	Pollo Tropical	Taco Cabana	Burger King	Other	Consolidated
Nine months ended September 30, 2006:
New restaurant development	$10,826	$9,457	$87	$—	$20,370
Restaurant remodeling	1,150	261	3,474	—	4,885
Other restaurant capital expenditures(1)	1,074	1,915	2,489	—	5,478
Corporate and restaurant information systems	—	—	—	1,324	1,324

Total capital expenditures	$13,050	$11,633	$6,050	$1,324	$32,057

Number of new restaurant openings	4	7	—		11
Nine Months Ended September 30, 2005:
New restaurant development	$8,080	$6,557	$860	$—	$15,497
Restaurant remodeling	686	—	1,407	—	2,093
Other restaurant capital expenditures(1)	1,527	2,690	1,971	—	6,188
Corporate and restaurant information systems	—	—	—	985	985
Acquisition of Taco Cabana Restaurants	—	4,220	—	—	4,220

Total capital expenditures	$10,293	$13,467	$4,238	$985	$28,983

Number of new restaurant openings	3	3	-		6
Year Ended December 31, 2005:
New restaurant development	$10,235	$9,143	$1,235	$—	$20,613
Restaurant remodeling	1,384	—	2,634	—	4,018
Other restaurant capital expenditures(1)	2,505	3,434	2,745	—	8,684
Acquisition of Taco Cabana restaurants	—	4,215	—	—	4,215
Corporate and restaurant information systems	—	—	—	1,319	1,319

Total capital expenditures	$14,124	$16,792	$6,614	$1,319	$38,849

Number of new restaurant openings	6	6	1		13
Year Ended December 31, 2004 (Restated):
New restaurant development	$4,542	$4,059	$1,053	$—	$9,654
Restaurant remodeling	—	—	845	—	845
Other restaurant capital expenditures(1)	2,094	2,496	2,913	—	7,503
Corporate and restaurant information systems	—	—	—	1,071	1,071

Total capital expenditures	$6,636	$6,555	$4,811	$1,071	$19,073

Number of new restaurant openings	3	5	1		9
Year Ended December 31, 2003 (Restated):
New restaurant development	$2,147	$13,687	$2,872	$—	$18,706
Restaurant remodeling	26	121	3,170	—	3,317
Other restaurant capital expenditures(1)	2,186	2,697	$2,061	—	6,944
Corporate and restaurant information systems	—	—	—	1,404	1,404

Total capital expenditures	$4,359	$16,505	$8,103	$1,404	$30,371

Number of new restaurant openings	2	8	2		12

(1)	Excludes restaurant repair and maintenance expenses included in other restaurant operating expenses in our Consolidated Financial Statements. For the nine months ended September 30, 2006 and 2005, restaurant repair and maintenance expenses were approximately $13.3 million and $13.5 million, respectively, and for the years ended December 31, 2005, 2004 and 2003, were $18.1 million, $15.8 million and $15.3 million, respectively.

We currently anticipate that our total capital expenditures for 2006 will be approximately $45 million to $47 million (of which $32.1 million had been expended through September 30, 2006), although the actual amount of capital expenditures may differ from these estimates. These capital expenditures are expected to include approximately $28 million to $29 million for the development of new restaurants and purchase of related real estate applicable to our Pollo Tropical and Taco Cabana restaurant concepts, of which $20.4 million had been expended through September 30, 2006. We currently anticipate that we will open four new Pollo Tropical restaurants and three new Taco Cabana restaurants in the fourth quarter of 2006 or, in the case of one such Taco Cabana restaurant, in early 2007, although there can be no assurance in this regard. Capital expenditures in 2006 also are expected to include expenditures of approximately $15 million to $16 million for the ongoing reinvestment in our three restaurant concepts for remodeling costs and capital maintenance expenditures, of which $10.4 million had been expended through September 30, 2006, and approximately $2 million in other capital expenditures. We currently estimate that our total capital expenditures for 2007 will be approximately $60 million to $65 million, although the actual amount of capital expenditures may differ from these estimates.

Financing activities. Net cash used for financing activities for the nine months ended September 30, 2006 and 2005 was $40.4 million and $9.3 million, respectively, and for the years ended December 31, 2005, 2004 and 2003, was $10.2 million, $21.7 million and $61.1 million, respectively. Financing activities in these periods consisted of repayments under our debt arrangements and the sale of restaurants in sale-leaseback transactions accounted for as lease financing obligations with proceeds of $4.5 million and $3.6 million for the years ended December 31, 2004 and 2003, respectively. The net proceeds from these sales were used to reduce outstanding borrowings under our senior credit facility.

We have also made principal repayments on outstanding borrowings under our senior credit facility of $23.2 million and $6.0 million in the first nine months of 2006 and 2005, respectively, and $6.0 million and $39.0 million for the years ended December 31, 2005 and 2004, respectively. Financing activities in the first nine months of 2006 also included the payment of $17.2 million, which was comprised of $15.2 million of lease financing obligations and $2.0 million of interest, to acquire fourteen leased properties previously accounted for as lease financing obligations. These purchases are shown as principal payments in the statement of cash flows as they relate to previously recorded lease financing obligations. In addition, in 2005 we purchased one restaurant property subject to a lease financing obligation for $1.1 million under our right of first refusal included in the subject lease. This purchase is shown as a principal payment in the statement of cash flows as it relates to a previously recorded lease financing obligation.

Indebtedness. On December 15, 2004, we completed the debt offering and also entered into the senior credit facility. We received $400.0 million in total gross proceeds that included the issuance of the Notes and term loan borrowings of $220.0 million under our senior credit facility. At September 30, 2006, we had total debt outstanding of $427.0 million comprised of $180.0 million of notes, term loan borrowings of $187.0 million under the senior credit facility, lease financing obligations of $58.4 million and capital lease obligations of $1.6 million.

Senior Credit Facility. Our senior credit facility provides for a revolving credit facility under which we may borrow up to $50.0 million (including a sub limit of up to $20.0 million for letters of credit and up to $5.0 million for swingline loans), a $220.0 million term loan facility and incremental facilities (as defined in the senior credit facility), at our option, of up to $100.0 million, subject to the satisfaction of certain conditions. At September 30, 2006, $187.0 million was outstanding under the term loan facility and no amounts were outstanding under our revolving credit facility. After reserving $14.6 million for outstanding letters of credit guaranteed by the facility, $35.4 million was available for borrowings under our revolving credit facility at September 30, 2006. We were in compliance with the covenants under our senior credit facility as of September 30, 2006. For a more detailed discussion of the senior credit facility, see “Description of Certain Indebtedness—Senior Credit Facility.”

As a result of the restatement of our financial statements for periods prior to and including the second quarter of 2005, we were in default under our senior credit facility by failing to timely furnish our annual audited financial statements for 2005 and our quarterly consolidated financial statements for the third quarter of 2005 and the first quarter of 2006 to our lenders. On December 6, 2005, we obtained a Consent and Waiver from our lenders under the senior credit facility that permitted us to extend the time to deliver our consolidated financial statements for the third quarter of 2005 to February 15, 2006. On February 15, 2006, we obtained a waiver of such default from our lenders that extended the period of time to deliver the consolidated financial statements for the third quarter of 2005, our annual audited consolidated financial statements for 2005 and our consolidated financial statements for the first quarter of 2006 to June 30, 2006. We subsequently delivered each of these financial statements on June 30, 2006.

We intend to contribute all of the net proceeds we receive from this offering to Carrols which will use such proceeds to repay term loan borrowings under our senior credit facility. See “Use of Proceeds”.

Notes. In connection with the sale of $180 million of Notes due 2013, we and certain of our subsidiaries, which we refer to as the “guarantors”, entered into a Registration Rights Agreement dated as of December 15, 2004, with J.P. Morgan Securities Inc., Banc of America Securities LLC, Lehman Brothers Inc., Wachovia Capital Markets, LLC and SunTrust Capital Markets, Inc. In general, the Registration Rights Agreement provided that we and the guarantors agreed to file, and cause to become effective, a registration statement with the Securities Exchange Commission in which we offered the holders of the Notes the opportunity to exchange such Notes for newly issued Notes that had terms which were identical to the Notes but that were registered under the Securities Act of 1933, as amended, which we refer to as the “exchange offer”.

Pursuant to the Registration Rights Agreement, because we did not complete the exchange offer on or prior to June 13, 2005, the interest rate on our Notes was increased by 0.25% per annum for the 90-day period immediately following June 13, 2005 and increased by an additional 0.25% per annum in each of the subsequent 90-day periods immediately following September 11, 2005. On December 14, 2005 the exchange offer was completed which eliminated the increased interest rate after such date. This resulted in additional interest expense of $0.4 million during 2005. For a more detailed discussion of the Notes, see “Description of Certain Indebtedness—Notes.”

Contractual Obligations.

The following table summarizes our contractual obligations and commitments as of September 30, 2006 (in thousands):

	Payments due by period
Contractual Obligations	Total	October 2006 through December 2006	2007 – 2008	2009 – 2010	Thereafter
Long-term debt obligations, including interest(1)	$523,156	$5,847	$62,627	$234,182	$220,500
Capital lease obligations, including interest(2)	2,876	155	644	357	1,720
Operating lease obligations(3)	445,056	10,057	76,002	68,450	290,547
Lease financing obligations, including interest(4)	136,842	1,677	10,729	11,143	113,293

Total contractual obligations	$1,107,930	$17,736	$150,002	$314,132	$626,060

(1)	Our long-term debt obligations include $180.0 million principal amount of Notes and $187.0 million principal amount of term loan borrowings outstanding under the senior credit facility. Interest payments on our Notes of $107.3 million for all periods presented are included at the coupon rate of 9%. Interest payments included above totaling $48.9 million for all periods presented on our term loan borrowings under the senior credit facility are variable in nature and have been calculated using an assumed interest rate of 7.0% for each year.

(2)	Includes interest of $1.3 million in total for all years presented.
(3)	Represents aggregate minimum lease payments. Many of our leases also require contingent rent in addition to the minimum base rent based on a percentage of sales and require expenses incidental to the use of the property all of which have been excluded from this table.
(4)	Includes interest of $78.4 million in total for all years presented. We reduced our lease financing obligations by $52.8 million during the nine months ended September 30, 2006 by exercising our right of first refusal and purchasing fourteen restaurant properties which were concurrently sold in a qualified sale-leaseback transactions and amending lease agreements for thirty-four properties accounted for as lease financing obligations to eliminate or otherwise cure the provisions that precluded the original sale-leaseback accounting under SFAS 98. These leases are reflected as operating lease obligations in the above table.

We have not included obligations under our postretirement medical benefit plans in the contractual obligations table as our postretirement plan is not required to be funded in advance, but is funded as retiree medical claims are paid. Also excluded from the contractual obligations table are payments we may make for workers’ compensation, general liability and employee healthcare claims for which we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. The majority of our recorded liabilities related to self-insured employee health and insurance plans represent estimated reserves for incurred claims that have yet to be filed or settled.

Long-Term Debt Obligations. See “Description of Certain Indebtedness” and Note 8 to our Consolidated Financial Statements included elsewhere in this prospectus for details of our long-term debt.

Capital Lease and Operating Lease Obligations. See Note 7 to our Consolidated Financial Statements included elsewhere in this prospectus for details of our capital lease and operating lease obligations.

Lease Financing Obligations. See Note 9 to our Consolidated Financial Statements for details of our lease financing obligations.

Off-Balance Arrangements

We have no off-balance sheet arrangements other than our operating leases, which are primarily for our restaurant properties and not recorded on our consolidated balance sheet.

Inflation

The inflationary factors that have historically affected our results of operations include increases in food and paper costs, labor and other operating expenses, and most recently, energy costs. Wages paid in our restaurants are impacted by changes in the Federal and state hourly minimum wage rates. Accordingly, changes in the Federal and state hourly minimum wage rates directly affect our labor costs. We typically attempt to offset the effect of inflation, at least in part, through periodic menu price increases and various cost reduction programs. However, no assurance can be given that we will be able to offset such inflationary cost increases in the future.

Results of Operations

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

The following table sets forth for the nine months ended September 30, 2006 and 2005, selected operating results as a percentage of consolidated restaurant sales:

	Nine Months Ended September 30,
	2005	2006
Restaurant sales:
Pollo Tropical	19.4%	20.4%
Taco Cabana	29.5%	30.6%
Burger King	51.1%	49.0%

Total restaurant sales	100.0%	100.0%

Costs and expenses:
Cost of sales	29.1%	28.2%
Restaurant wages and related expenses	28.9%	29.3%
Restaurant rent expense	4.9%	4.8%
Other restaurant operating expenses	14.3%	14.7%
Advertising expense	3.7%	3.7%
General and administrative (including stock compensation expense)	9.0%	6.4%

Since September 30, 2005 through September 30, 2006, we have opened seven new Pollo Tropical restaurants, ten new Taco Cabana restaurants and one new Burger King restaurant. During the same period we closed eleven Burger King restaurants and one Taco Cabana restaurant.

Restaurant Sales. Total restaurant sales for the first nine months of 2006 increased $30.3 million, or 5.7%, to $561.7 million from $531.4 million in the first nine months of 2005 due primarily to sales increases at our Hispanic Brand restaurants of $26.7 million, or 10.3%, to $286.3 million in the first nine months of 2006.

Pollo Tropical restaurant sales increased $11.4 million, or 11.1%, to $114.5 million in the first nine months of 2006 due primarily to the opening of ten new Pollo Tropical restaurants since the beginning of 2005, which contributed $8.8 million in sales in the first nine months of 2006, and a 2.6% increase in comparable restaurant sales at our Pollo Tropical restaurants in the first nine months of 2006 which included the effect of menu price increases of approximately 4% near the end of the second quarter of 2005.

Taco Cabana restaurant sales increased $15.3 million, or 9.8%, to $171.8 million in the first nine months of 2006 due primarily to the addition of thirteen new Taco Cabana restaurants since the beginning of 2005 and the acquisition of four Taco Cabana restaurants from a franchisee in July 2005. These 17 additional restaurants contributed $11.9 million of sales in the first nine months of 2006. In addition, comparable restaurant sales at our Taco Cabana restaurants increased 2.4% in the first nine months of 2006.

Burger King restaurant sales increased $3.6 million, or 1.3%, to $275.4 million in the first nine months of 2006 due to a 3.1% increase in comparable restaurant sales at our Burger King restaurants in the first nine months of 2006 which included the effect of menu price increases of approximately 4% at the beginning of 2006. These factors were offset in part by the closure of 21 Burger King restaurants since the beginning of 2005.

Operating Costs and Expenses. Cost of sales (food and paper costs), as a percentage of total restaurant sales, decreased to 28.2% in the first nine months of 2006 from 29.1% in the first nine months of 2005. Pollo Tropical cost of sales, as a percentage of Pollo Tropical restaurant sales, decreased to 32.5% in the first nine months of 2006 from 33.3% in the first nine months of 2005 due primarily to lower whole chicken commodity prices (1.2% of Pollo Tropical sales) offset by price increases in other commodities including produce (0.5% of Pollo tropical sales). Taco Cabana cost of sales, as a percentage of Taco Cabana restaurant sales, decreased slightly to 29.0% in the first nine months of 2006 from 29.1% in the first nine months of 2005 due primarily to higher vendor rebates. Burger King cost of sales, as a percentage of Burger King restaurant sales, decreased to 25.9% in the first nine months of 2006 from 27.4% in the first nine months of 2005 due primarily to the effect of menu price increases since the beginning of 2005 (0.9% of Burger King sales), lower beef commodity costs in 2006 (0.4% of Burger King sales) and lower promotional discounting in 2006 (0.4% of Burger King sales).

Restaurant wages and related expenses, as a percentage of total restaurant sales, increased to 29.3% in the first nine months of 2006 from 28.9% in the first nine months of 2005. Pollo Tropical restaurant wages and related expenses, as a percentage of Pollo Tropical restaurant sales, increased to 25.5% in the first nine months of 2006 from 23.6% in the first nine months of 2005 due primarily to increases in restaurant hourly labor rates in response to labor market conditions in Florida (1.1% of Pollo Tropical sales), higher medical insurance costs (0.5% of Pollo Tropical sales) and increased manager training to support new restaurant openings (0.2% of Pollo Tropical sales). Taco Cabana restaurant wages and related expenses, as a percentage of Taco Cabana restaurant sales, increased to 28.4% in the first nine months of 2006 from 28.1% in the first nine months of 2005 due primarily to higher medical insurance costs (0.1% of Taco Cabana sales). Burger King restaurant wages and related expenses, as a percentage of Burger King restaurant sales, was 31.4% in both the first nine months of 2006 and 2005.

Restaurant rent expense, as a percentage of total restaurant sales, decreased to 4.8% in the first nine months of 2006 from 4.9% in the first nine months of 2005 due primarily to the effect of higher comparable restaurant sales volumes at all three of our brands in the first nine months of 2006 on fixed rent costs. This decrease was offset by the effect of sale-leaseback transactions entered into since the beginning of the fourth quarter of 2005 (0.1% of total restaurant sales).

Other restaurant operating expenses, as a percentage of total restaurant sales, increased to 14.7% in the first nine months of 2006 from 14.3% in the first nine months of 2005. Pollo Tropical other restaurant operating expenses, as a percentage of Pollo Tropical restaurant sales, increased to 12.9% in the first nine months of 2006 from 11.8% in the first nine months of 2005 due primarily to increased utility costs from higher natural gas and electricity prices (0.7% of Pollo Tropical sales), higher repair and maintenance expenses from non-structural hurricane damage in 2005 (0.1% of Pollo Tropical sales) and higher credit card fees. Taco Cabana other restaurant operating expenses, as a percentage of Taco Cabana restaurant sales, increased to 14.9% in the first nine months of 2006 from 14.4% in the first nine months of 2005 due primarily to increased utility costs from higher natural gas and electricity prices (0.6% of Taco Cabana sales). Burger King other restaurant operating expenses, as a percentage of Burger King restaurant sales, increased slightly to 15.3% in the first nine months of 2006 from 15.2% in the first nine months of 2005 due primarily to higher fees associated with the acceptance of credit cards (0.2% of Burger King sales).

Advertising expense, as a percentage of total restaurant sales, was 3.7% in both the first nine months of 2006 and the first nine months of 2005. Pollo Tropical advertising expense, as a percentage of Pollo Tropical restaurant sales, decreased to 1.7% in the first nine months of 2006 from 2.1% in the first nine months of 2005 due to higher television and radio expenditures in 2005. Our Pollo Tropical advertising expenditures for all of 2006 are anticipated to be approximately 1.6% of Pollo Tropical restaurant sales, although the actual percentage may be different. Taco Cabana advertising expense, as a percentage of Taco Cabana restaurant sales, decreased slightly to 4.2% in the first nine months of 2006 from 4.3% in the first nine months of 2005 due primarily to the timing of promotions. Our Taco Cabana advertising expenditures for all of 2006 are anticipated to be approximately 4.2% of Taco Cabana restaurant sales, although the actual percentage may be different. Burger King advertising expense, as a percentage of Burger King restaurant sales, increased to 4.2% in the first nine months of 2006 from 4.0% in the first nine months of 2005 due to increased promotional activities in certain of our Burger King markets.

General and administrative expenses, including stock-based compensation expense, as a percentage of total restaurant sales, decreased to 6.4% in the first nine months of 2006 from 9.0% in the first nine months of 2005. There was no stock-based compensation expense in the first nine months of 2006. Stock-based compensation expense in the first nine months of 2005 was $16.4 million, or 3.1%, as a percentage of total restaurant sales. Stock-based compensation expense in 2005 was primarily attributable to the issuance by us of our common stock in exchange for all outstanding stock options in the second quarter of 2005. In addition to the decrease in stock-based compensation expense, general and administrative expenses increased 0.5%, as a percentage of total restaurant sales, in the first nine months of 2006 compared to the first nine months of 2005 due primarily to higher administrative payroll costs, including related payroll taxes and benefits, (0.3% of total restaurant sales) and higher administrative bonus accruals (0.1% of total restaurant sales).

Segment EBITDA. Segment EBITDA for our Pollo Tropical restaurants decreased 2.6% to $21.8 million in the first nine months of 2006 from $22.4 million in the first nine months of 2005. Segment EBITDA for our Taco Cabana restaurants increased 8.8% to $25.7 million in the first nine months of 2006 from $23.6 million in the first nine months of 2005. Segment EBITDA for our Burger King restaurants increased 3.3% to $26.3 million in the first nine months of 2006 from $25.5 million in the first nine months of 2005.

Depreciation and Amortization and Impairment Losses. Depreciation and amortization expense increased to $25.2 million in the first nine months of 2006 from $24.9 million in the first nine months of 2005. Impairment losses were $0.8 million in the first nine months of 2006 and were related to property and equipment of certain underperforming Taco Cabana restaurants of $0.6 million and property and equipment for planned future closures of Burger King restaurants of $0.2 million. Impairment losses were $1.4 million in the first nine months of 2005 with $1.3 million related to property and equipment for certain underperforming Burger King restaurants and planned future closures of Burger King restaurants and $0.1 million for our Taco Cabana restaurants.

Interest Expense. Interest expense increased $2.8 million to $34.6 million in the first nine months of 2006 from $31.8 million in the first nine months of 2005 due primarily to the inclusion in interest expense of $1.7 million of settlement losses on lease financing obligations and higher effective interest rates on our floating rate borrowings under our senior credit facility. This increase was partially offset by the recharacterization of leases as qualified sale-leasebacks rather than lease financing obligations in the second and third quarters of 2006, as described above under “—Recent and Future Events Affecting our Results of Operations—Lease Financing Obligations”, which decreased interest expense by $1.3 million for the first nine months of 2006. The weighted average interest rate on our long-term debt, excluding lease financing obligations, for the nine months ended September 30, 2006 increased to 8.3% from 7.0% in the first nine months of 2005. Interest expense on lease financing obligations, including settlement losses of $1.7 million in the first nine months of 2006, was $8.9 million in the first nine months of 2006 and $8.5 million in the first nine months of 2005.

Provision for Income Taxes. The provision for income taxes for the nine months ended September 30, 2006 was derived using an estimated effective annual income tax rate for 2006 of 33.5% as well as the effect of any discrete tax items occurring in the first nine months of 2006. The provision for income taxes for the nine months ended September 30, 2005 was derived using an estimated effective annual income tax rate for 2005 of 33.2%. The tax provision for the nine months ended September 30, 2005 also included $3.8 million for the non-deductible portion of stock-based compensation expense related to stock awards in the second quarter of 2005 and $0.5 million of income tax expense associated with Ohio state tax legislation enacted in the second quarter of 2005 as discussed below. The discrete tax expense for each of these items was recorded in the second quarter of 2005.

On June 30, 2005, tax legislation in the state of Ohio was enacted that significantly restructured the state’s tax system for most corporate taxpayers. Included in the legislation is a multi-year phase-out of the state franchise tax and tangible personal property tax. These taxes will be replaced with a Commercial Activity Tax that will be phased-in over a five-year period. In the first nine months of 2005, we recorded a tax expense of $0.5 million related to the impact of this legislation due to the reduction of deferred tax assets associated with the future utilization of Ohio net operating loss carryforwards.

On May 18, 2006 the state of Texas enacted House Bill 3, which replaces the state’s current franchise tax with a “margin tax” which significantly affects the tax system for most corporate taxpayers. The margin tax, which is based on revenues less certain allowed deductions, will be accounted for as an income tax, following the provisions of SFAS Statement No. 109, “Accounting for Income Taxes”. We have reviewed the provisions of this legislation and have concluded that the impact on our deferred taxes, due to the changes in the Texas tax law, is immaterial.

Net Income (Loss). As a result of the foregoing, net income was $9.7 million in the first nine months of 2006 compared to a net loss of $5.2 million in the first nine months of 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following table sets forth, for 2003, 2004 and 2005, selected operating results of Carrols as a percentage of total restaurant sales:

	Year Ended December 31,
	Restated	Restated
	2003	2004	2005
Restaurant sales:
Pollo Tropical	17.0%	17.8%	19.3%
Taco Cabana	28.1%	29.1%	29.7%
Burger King	54.9%	53.1%	51.0%

Total restaurant sales	100.0%	100.0%	100.0%

Costs and expenses:
Cost of sales	28.2%	29.1%	29.0%
Restaurant wages and related expenses	30.2%	29.7%	29.0%
Restaurant rent expense	4.8%	5.0%	4.9%
Other restaurant operating expenses	14.0%	13.3%	14.6%
Advertising expense	4.2%	3.5%	3.6%
General and administrative (including stock compensation expense)	5.8%	6.3%	8.3%

In 2005, we opened six new Pollo Tropical restaurants, six new Taco Cabana restaurants, and one new Burger King restaurant. We also acquired four Taco Cabana restaurants from a former franchisee and closed 13 Burger King restaurants and one Taco Cabana restaurant. Fiscal 2005 included 52 weeks compared to 53 weeks in 2004.

Restaurant Sales. Total restaurant sales in 2005 increased by $9.1 million, or 1.3%, to $705.4 million due to comparable restaurant sales increases at all three of our restaurant concepts and the net addition of three restaurants. The extra week in 2004 contributed consolidated sales of $13.0 million in 2004 attributable to our three restaurant concepts as follows: Pollo Tropical—$2.3 million; Taco Cabana—$3.8 million; and Burger King—$6.9 million.

Pollo Tropical restaurant sales increased $11.8 million, or 9.5%, including sales in the extra week in 2004 of $2.3 million, to $135.8 million in 2005 due in part to a 4.7% increase in comparable restaurant sales at our Pollo Tropical restaurants. This increase was from an increase in the average sales transaction due in part to menu price increases of approximately 4% near the end of the second quarter of 2005. The addition of nine restaurants since the beginning of 2004 contributed $7.9 million of additional sales in 2005.

Taco Cabana restaurant sales increased $7.0 million, or 3.5%, including sales in the extra week in 2004 of $3.8 million, to $209.5 million in 2005 due primarily to the net addition of nine restaurants since the beginning of 2004 and the acquisition of four restaurants from a franchisee in the third quarter of 2005.

These 13 restaurants contributed $8.6 million of additional sales in 2005. To a lesser extent, sales also increased from a 1.2% increase in comparable restaurant sales at our Taco Cabana restaurants resulting from an increase in the average sales transaction compared to 2004.

During October of 2005 our Pollo Tropical restaurants were negatively impacted by hurricanes Katrina and Wilma, and our Taco Cabana restaurants in the Houston market were negatively impacted by hurricane Rita. Although the restaurants collectively suffered only minimal property damage, our estimate of lost revenues from restaurants temporarily closed were, in the aggregate, approximately $1.8 million.

Burger King restaurant sales were $360.1 million in 2005, including sales in the extra week in 2004 of $6.9 million, decreased $9.7 million due primarily to the closing of 13 underperforming Burger King restaurants during 2005. Comparable restaurant sales at our Burger King restaurants increased 1.0% in 2005 over 2004 from an increase in the average sales transaction due to menu price increases.

Operating Costs and Expenses. Cost of sales (food and paper costs), as a percentage of total restaurant sales, decreased slightly to 29.0% in 2005 from 29.1% in 2004. Pollo Tropical cost of sales, as a percentage of Pollo Tropical restaurant sales, increased 1.9% to 33.3% in 2005 from 31.4% in 2004 due to significant increases in chicken commodity costs (1.5% of Pollo Tropical sales) and increases in other commodity costs (0.6% of Pollo Tropical sales) partially offset by menu price increases in 2005. Taco Cabana cost of sales, as a percentage of Taco Cabana restaurant sales, decreased to 28.8% in 2005 from 29.8% in 2004 due to improvements in restaurant-level food controls (0.8% of Taco Cabana sales) and higher vendor rebates (0.2% of Taco Cabana sales). The effect of menu price increases at our Taco Cabana restaurants in early 2005 substantially offset increases in commodity costs. Burger King cost of sales, as a percentage of Burger King restaurant sales, decreased to 27.5% in 2005 from 27.9% in 2004 due to the effect of menu price increases in 2005 (1.0% of Burger King sales) offset in part by an increase in beef commodity prices (0.2% of Burger King sales), higher promotional sales discounts (0.2% of Burger King sales) and lower rebates (0.1% of Burger King sales).

Restaurant wages and related expenses, as a percentage of total restaurant sales, decreased to 29.0% in 2005 from 29.7% in 2004. Pollo Tropical restaurant wages and related expenses, as a percentage of Pollo Tropical restaurant sales, decreased 1.5% to 23.8% in 2005 from 25.3% in 2004 due primarily to the effect on fixed labor costs of higher comparable restaurant sales volumes (0.5% of Pollo Tropical sales), the effect of menu price increases in 2005 (0.5% of Pollo Tropical sales) and lower medical insurance costs (0.7% of Pollo Tropical sales). Taco Cabana restaurant wages and related expenses, as a percentage of Taco Cabana restaurant sales, decreased to 28.1% in 2005 from 28.5% in 2004 due primarily to the effect of menu price increases in 2005. Burger King restaurant wages and related expenses, as a percentage of Burger King restaurant sales, decreased to 31.5% in 2005 from 31.8% in 2004 due to lower medical insurance costs (0.1% of Burger King sales) and lower restaurant level bonuses (0.1% of Burger King sales).

Restaurant rent expense, as a percentage of total restaurant sales, decreased to 4.9% in 2005 from 5.0% in 2004 due primarily to the effect of comparable restaurant sales increases on fixed rental costs.

Other restaurant operating expenses, as a percentage of total restaurant sales, increased to 14.6% in 2005 from 13.3% in 2004. Pollo Tropical other restaurant operating expenses, as a percentage of Pollo Tropical restaurant sales, increased to 12.4% in 2005 from 10.9% in 2004 due primarily to higher utility costs resulting from higher natural gas and electricity prices (0.4% of Pollo Tropical sales), higher general liability claim costs (0.2% of Pollo Tropical sales) and increased fees due to increased levels of credit card sales (0.2% of Pollo Tropical sales). Taco Cabana other restaurant operating expenses, as a percentage of Taco Cabana restaurant sales, increased to 14.6% in 2005 from 13.2% in 2004 due primarily to higher utility costs from higher natural gas prices and increased electricity usage (0.7% of Taco Cabana sales) and higher maintenance costs associated with initiatives to enhance the appearance of our Taco Cabana restaurants (0.5% of Taco Cabana sales). Burger King other restaurant operating expenses, as a percentage of Burger King restaurant sales, increased to 15.4% in 2005 from 14.3% in 2004 due to higher utility costs from higher natural gas rates and, during summer months, higher electricity usage (0.5% of Burger King sales), and fees associated with the acceptance of credit cards (0.2% of Burger King sales) and higher repair and maintenance expense to enhance the appearance of our Burger King restaurants (0.3% of Burger King sales).

Advertising expense, as a percentage of total restaurant sales, increased slightly to 3.6% in 2005 from 3.5% in 2004. Pollo Tropical advertising expense, as a percentage of Pollo Tropical restaurant sales, increased to 1.9% in 2005 from 1.6% in 2004 due to higher television and radio advertising expenditures in 2005. Taco Cabana advertising expense, as a percentage of Taco Cabana restaurant sales, increased slightly to 4.2% in 2005 from 4.1% in 2004. Burger King advertising expense, as a percentage of Burger King restaurant sales, were 3.9% in both 2005 and 2004.

General and administrative expenses, including stock-based compensation expense, as a percentage of total restaurant sales, increased to 8.3% in 2005 from 6.3% in 2004. Stock-based compensation expense was $16.4 million and $1.8 million in 2005 and 2004, respectively, or as a percentage of total restaurant sales, 2.3% and 0.3%, respectively. Stock-based compensation expense in 2005 was substantially from the issuance by us of our common stock in exchange for stock options in the second quarter of 2005. General and administrative expenses increased $15.0 million in 2005 compared to 2004 due primarily to the $14.6 million increase in stock-based compensation expense. General and administrative expenses further increased $0.4 million in 2005 compared to 2004 due primarily to increased legal and professional fees, including audit fees, of $1.8 million, higher administrative salaries of $0.6 million, and higher 401(k) contributions of $0.3 million, substantially offset by lower administrative bonus expense of $2.3 million.

Segment EBITDA. Our fiscal year 2004 included 53 weeks. The effect of the additional week in 2004 increased segment EBITDA in 2004 by $0.9 million for our Pollo Tropical restaurants, $1.4 million for our Taco Cabana restaurants and $2.1 million for our Burger King restaurants. Segment EBITDA for our Pollo Tropical restaurant segment increased to $28.7 million in 2005 from $27.9 million in 2004, Segment EBITDA for our Taco Cabana restaurant segment increased to $31.9 million in 2005 from $30.1 million in 2004, and Segment EBITDA for our Burger King restaurant segment decreased from $36.6 million in 2004 to $31.8 million in 2005.

Depreciation and Amortization and Impairment Losses. Depreciation and amortization expense decreased to $33.1 million in 2005 from $38.5 million in 2004 due primarily to lower depreciation of restaurant equipment related to our Burger King restaurants of $2.3 million, lower depreciation due to the closure of Burger King restaurants since the beginning of 2004 of $0.7 million, lower depreciation of corporate information systems of $0.7 million, lower leasehold improvement amortization depreciation for our Taco Cabana restaurants of $1.4 million and lower depreciation due to the sale-leaseback of properties in the second half of 2004.

Impairment losses were $1.5 million in 2005 and were comprised of $0.3 million related to Burger King franchise rights and $1.1 million related to property and equipment of certain underperforming Burger King restaurants and planned future closures of Burger King restaurants and $0.1 million related to property and equipment of certain underperforming Taco Cabana restaurants. Impairment losses were $1.5 million in 2004 and were comprised of $0.3 million related to Burger King franchise rights and $1.2 million related to property and equipment of certain underperforming Burger King restaurants and planned future closures of Burger King restaurants.

Interest Expense. Interest expense increased $7.6 million to $43.0 million in 2005 from $35.4 million in 2004 due primarily to higher average outstanding debt balances resulting from the December 2004 Transactions and higher effective interest rates on our floating rate borrowings under our senior credit facility. However, the weighted average interest rate on our long-term debt, excluding lease financing obligations, for the year ended December 31, 2005 decreased to 7.3% from 7.8% in 2004. This decrease was due to increased borrowings under our senior credit facility in 2005 (as a result of the December 2004

Transactions), which are at a lower rate than our borrowings under our Notes, and which also comprised a higher percentage of our total outstanding long-term debt in 2005 compared to 2004.

Provision (Benefit) for Income Taxes. Although we had a pretax loss of $1.6 million in 2005 we had a tax provision of $2.8 million for the year ended December 31, 2005 due to the non-deductible portion of stock- based compensation expense related to stock awards in the second quarter of 2005. The Federal tax provision for 2005 includes $3.3 million for the non-deductible portion of stock-based compensation expense and $0.5 million of income tax expense associated with Ohio state tax legislation enacted in the second quarter of 2005.

During the fourth quarter of 2005, we established a valuation allowance of $1.1 million against net deferred tax assets due to state net operating loss carryforwards where realization of related deferred tax asset amounts was not likely. The estimation of future taxable income for federal and state purposes and our resulting ability to realize deferred tax assets pertaining to state net operating loss carryforwards and tax credit carryforwards can significantly change based on future events and operating results. Thus, recorded valuation allowances may be subject to material future changes.

Net Loss. As a result of the foregoing, we incurred a net loss of $4.4 million in 2005 compared to a net loss of $8.1 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

In 2004, we opened three new Pollo Tropical restaurants, five new Taco Cabana restaurants and one new Burger King restaurant and closed four Burger King restaurants. 2004 included 53 weeks compared to 52 weeks in 2003.

On June 22, 2004, we filed a registration statement on Form S-1 for an offering of Enhanced Yield Securities comprised of our common stock and senior subordinated notes. On October 25, 2004, we withdrew such registration statement with respect to the aforementioned securities. We recorded the incurred costs related to this offering of $2.3 million in other expense in the third quarter of 2004.

Restaurant Sales. Total restaurant sales for 2004 increased by $52.8 million, or 8.2%, to $696.3 million from $643.6 million in 2003 due to sales increases at all three of our restaurant concepts. The extra week in 2004 resulted in an increase in total consolidated sales of $13.0 million attributable to our three restaurant concepts as follows: Pollo Tropical—$2.3 million; Taco Cabana—$3.8 million; and Burger King—$6.9 million.

Pollo Tropical restaurant sales were $124.0 million in 2004, and excluding the effect of the extra week in 2004 of $2.3 million, increased $12.5 million due primarily to a 10.6% sales increase at our comparable Pollo Tropical restaurants that resulted from an increase in customer traffic, and to a much lesser extent the addition of five restaurants since the beginning of 2003. There were no significant menu price increases affecting 2004 results of our Pollo Tropical restaurants.

Taco Cabana restaurant sales were $202.5 million in 2004, and excluding the effect of the extra week in 2004 of $3.8 million, increased $17.6 million due in part to a 4.8% sales increase at our comparable Taco Cabana restaurants and the net addition of ten restaurants since the beginning of 2003. Such increase in Taco Cabana’s comparable restaurant sales in 2004 resulted from higher customer traffic, an increase in the average sales transaction compared to 2003 and, to a lesser extent, modest menu price increases of approximately 1% which occurred early in the first quarter of 2004.

Burger King restaurant sales were $369.8 million in 2004, and excluding the effect of the extra week in 2004 of $6.9 million, increased $9.6 million due primarily to an increase in comparable restaurant sales of

2.9% from increases in the average sales transaction at our Burger King restaurants and from sales of new premium sandwiches introduced in 2004. These increases were partially offset by reduced customer traffic, most notably in the first quarter of 2004. Our Burger King restaurants had menu price increases of approximately 1.5% in August 2004.

Operating Costs and Expenses. Cost of sales (food and paper costs), as a percentage of total restaurant sales, increased to 29.1% in 2004 from 28.2% in 2003. Pollo Tropical cost of sales, as a percentage of Pollo Tropical restaurant sales, increased to 31.4% in 2004 from 30.5% in 2003 due to increases in chicken commodity costs (0.6% of Pollo sales) and lower vendor rebates (0.6% of Pollo sales), partially offset by improvements in restaurant food controls. Taco Cabana cost of sales, as a percentage of Taco Cabana restaurant sales, increased to 29.8% in 2004 from 29.6% in 2003 due to higher beef commodity prices in 2004, offset partially by a modest price increase of 1.0% early in the first quarter of 2004 and improvements in restaurant food controls. Burger King cost of sales, as a percentage of Burger King restaurant sales, increased significantly to 27.9% in 2004 from 26.7% in 2003 due to an increase in beef commodity prices of approximately 13% (0.6% of Burger King sales), increases in other commodity costs including cheese and produce (0.9% of Burger King sales) and sales of new menu items which have higher selling prices but lower margins as a percentage of their selling prices (0.4% of Burger King sales). These increases were offset in part by the effect of menu price increases (0.5% of Burger King sales) and lower promotional sales discounts (0.2% of Burger King sales) in 2004.

Restaurant wages and related expenses, as a percentage of total restaurant sales, decreased to 29.7% in 2004 from 30.2% in 2003. Pollo Tropical restaurant wages and related expenses, as a percentage of Pollo Tropical restaurant sales, decreased to 25.3% in 2004 from 25.7% in 2003 due to the effect on fixed labor costs of higher comparable restaurant sales volumes and restaurant productive labor efficiencies. Taco Cabana restaurant wages and related expenses, as a percentage of Taco Cabana restaurant sales, decreased to 28.5% in 2004 from 28.8% in 2003 due to the effect on fixed labor costs of higher comparable restaurant sales volumes and to the price increase in the first quarter of 2004, offset in part by higher medical insurance costs (0.2% of Taco Cabana sales). Burger King restaurant wages and related expenses, as a percentage of Burger King restaurant sales, decreased to 31.8% in 2004 from 32.3% in 2003 due primarily to the effect on fixed labor costs of higher comparable restaurant sales volumes (0.4% of Burger King sales) and lower restaurant incentive bonuses (0.2% of Burger King sales), offset in part by higher medical insurance costs (0.1% of Burger King sales).

Restaurant rent expense, as a percentage of total restaurant sales, increased to 5.0% in 2004 from 4.8% in 2003 due to sale-leaseback transactions that were completed in 2003 and 2004.

Other restaurant operating expenses, as a percentage of total restaurant sales, decreased to 13.3% in 2004 from 14.0% in 2003. Pollo Tropical other restaurant operating expenses, as a percentage of Pollo Tropical restaurant sales, decreased to 10.9% in 2004 from 11.8% in 2003 due to lower general liability insurance costs (0.4% of Pollo Tropical sales), lower utility costs (0.3% of Pollo Tropical sales) and the effect of higher comparable restaurant sales volumes on fixed operating costs. Taco Cabana other restaurant operating expenses, as a percentage of Taco Cabana restaurant sales, decreased to 13.2% in 2004 from 13.6% in 2003 due to the effect on fixed operating costs of higher comparable restaurant sales volumes and lower utility costs. Burger King other restaurant operating expenses, as a percentage of Burger King restaurant sales, decreased to 14.3% in 2004 from 14.8% in 2003 due primarily to lower repair and maintenance expenses (0.2% of Burger King sales) and lower discretionary restaurant operating expenses (0.3% of Burger King sales).

Advertising expense, as a percentage of total restaurant sales, decreased to 3.5% in 2004 from 4.2% in 2003. Pollo Tropical advertising expense, as a percentage of Pollo Tropical restaurant sales, decreased significantly to 1.6% in 2004 from 3.6% in 2003 due to lower television and radio advertising expenditures. Taco Cabana advertising expense, as a percentage of Taco Cabana restaurant sales, decreased to 4.1% in 2004 from 4.7% in 2003 due to the timing of promotions in 2004 compared to the prior year. Burger King advertising expense, as a percentage of Burger King restaurant sales, decreased to 3.9% in 2004 from 4.2% in 2003 due to lower local advertising expenditures in 2004.

General and administrative expenses, as a percentage of total restaurant sales, increased to 6.3% in 2004 from 5.8% in 2003. General and administrative expenses increased $6.2 million to $43.6 million due primarily to increased administrative bonus levels in 2004 of $4.7 million and an increase in stock-based compensation expense of $1.6 million.

Segment EBITDA. Segment EBITDA for our Pollo Tropical restaurant segment increased to $27.9 million in 2004 from $22.5 million in 2003. Segment EBITDA for our Taco Cabana restaurant segment increased to $30.1 million in 2004 from $24.2 million in 2003. Segment EBITDA for our Burger King restaurant segment decreased to $36.6 million in 2004 from $37.4 million in 2003. Our fiscal year 2004 included 53 weeks. The effect of the additional week in 2004 increased segment EBITDA by $0.9 million for our Pollo Tropical restaurants, $1.4 million for our Taco Cabana restaurants and $2.1 million for our Burger King restaurants.

Depreciation and Amortization and Impairment Losses. Depreciation and amortization expense decreased to $38.5 million in 2004 from $40.2 million in 2003 due primarily to lower equipment depreciation at our Burger King restaurants. Impairment losses were $1.5 million in 2004 and were related to certain underperforming Burger King restaurants. Impairment losses were $4.2 million in 2003, $3.5 million of which were related to certain underperforming Taco Cabana restaurants and $0.7 million of which were related to certain underperforming Burger King restaurants.

Bonus to Employees and a Director. In conjunction with our December 2004 Transactions, we approved a compensatory bonus payment of approximately $20.3 million to a number of employees (including management) and a director who owned options to purchase common stock on a pro rata basis in proportion to the number of shares of common stock issuable upon exercise of options owned by such persons. The bonus payment was made in January 2005 and including applicable payroll taxes totaled $20.9 million.

Interest Expense. Interest expense decreased $2.0 million to $35.4 million in 2004 from $37.3 million in 2003 due primarily to lower average outstanding debt balances in 2004, offset slightly by higher effective interest rates on our floating rate debt. The average effective interest rate on all debt, excluding lease financing obligations, increased to 7.8% in 2004 from 7.2% in 2003. This increase was primarily from the Notes comprising a greater percentage of our total outstanding debt, as a result of our principal prepayments on borrowings under our prior senior credit facility.

Provision (Benefit) for Income Taxes. The effective income tax rate for 2004 was 45.4%. This rate is higher than the Federal statutory tax rate of 34% due primarily to state franchise taxes.

Net Income (Loss). As a result of the foregoing, we incurred a net loss of $8.1 million in 2004 compared to net income of $1.3 million in 2003.

Application of Critical Accounting Policies

Our Consolidated Financial Statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by the application of our accounting policies. Our significant accounting policies are described in the “Summary of Significant Accounting Policies” footnote in the notes to our Consolidated Financial Statements included elsewhere in this prospectus. Critical accounting estimates are those that require application of management’s most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods.

Sales recognition at our company-owned and operated restaurants is straightforward as customers pay for products at the time of sale and inventory turns over very quickly. Payments to vendors for products sold in the restaurants are generally settled within 30 days. The earnings reporting process is covered by our system of internal controls and generally does not require significant management estimates and judgments. However, critical accounting estimates and judgments, as noted below, are inherent in the assessment and recording of accrued occupancy costs, insurance liabilities, legal obligations, income taxes, the valuation of goodwill and intangible assets for impairment, assessing impairment of long-lived assets and lease accounting matters. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Accrued occupancy costs. We make estimates of accrued occupancy costs pertaining to closed restaurant locations on an ongoing basis. These estimates require assessment and continuous evaluation of a number of factors such as the remaining contractual period under our lease obligations, the amount of sublease income we are able to realize on a particular property and estimates of other costs such as property taxes. Differences between actual future events and prior estimates could result in adjustments to these accrued costs. At September 30, 2006 we had three non-operating restaurant properties.

Insurance liabilities. We are insured for workers’ compensation, general liability and medical insurance claims under policies where we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. At September 30, 2006, we had $7.7 million accrued for these insurance claims. We record insurance liabilities based on historical and industry trends, which are continually monitored, and adjust accruals as warranted by changing circumstances. Since there are many estimates and assumptions involved in recording these insurance liabilities, including the ability to estimate the future development of incurred claims based on historical trends, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities.

Legal obligations. In the normal course of business, we must make estimates of potential future legal obligations and liabilities which require the use of management’s judgment. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates and adjustments to income could be required.

Income taxes. We record income tax liabilities utilizing known obligations and estimates of potential obligations. We are required to record a valuation allowance if it is more likely than not that the value of estimated deferred tax assets are different from those recorded. This would include making estimates and judgments on future taxable income, the consideration of feasible tax planning strategies and existing facts and circumstances. When the amount of deferred tax assets to be realized is expected to be different from that recorded, the asset balance and income statement would reflect any change in valuation in the period such determination is made.

Evaluation of Goodwill. We must evaluate our recorded goodwill under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) on an ongoing basis. We have elected to conduct our annual impairment review of goodwill assets at December 31. Our review at December 31, 2005 indicated there has been no impairment as of that date. This annual evaluation of goodwill requires us to make estimates and assumptions to determine the fair value of our reporting units including projections regarding future operating results of each restaurant over its remaining lease term and market values. These estimates may differ from actual future events and if these estimates or related projections change in the future, we may be required to record impairment charges for these assets.

Impairment of Long-lived Assets. We assess the potential impairment of long-lived assets, principally property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We determine if there is impairment at the restaurant level by comparing undiscounted future cash flows from the related long-lived assets with their respective carrying values. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value. This process of assessing fair values requires the use of estimates and assumptions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Impairment of Burger King Franchise Rights. We assess the potential impairment of Burger King franchise rights whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We determine if there is impairment by comparing the aggregate undiscounted future cash flows from those acquired restaurants with the respective carrying value of franchise rights for each Burger King acquisition. In determining future cash flows, significant estimates are made by us with respect to future operating results of each group of acquired restaurants over their remaining franchise life. If acquired franchise rights are determined to be impaired, the impairment charge is measured by calculating the amount by which the franchise rights carrying amount exceeds its fair value. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Lease Accounting. Judgments made by management for our lease obligations include the lease term including the determination of renewal options that are reasonably assured which can affect the classification of a lease as capital or operating for accounting purposes, the term over which related leasehold improvements for each restaurant are amortized, and any rent holidays and/or changes in rental amounts for recognizing rent expense over the term of the lease. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

We also must evaluate under SFAS 98, sales of our restaurants which occur in sale-leaseback transactions to determine the proper accounting for the proceeds of such sales either as a sale or a financing. This evaluation requires certain judgments in determining whether or not clauses in the lease or any related agreements constitute continuing involvement under SFAS 98. These judgments must also consider the various interpretations of SFAS 98 since its issuance in 1989. For those sale-leasebacks that are accounted for as financing transactions, we must estimate our incremental borrowing rate, or another rate in cases where the incremental borrowing rate is not appropriate to utilize, for purposes of determining interest expense and the resulting amortization of the lease financing obligation. Changes in the determination of the incremental borrowing rates or other rates utilized in connection with the accounting for lease financing transactions could have a significant effect on the interest expense and underlying balance of the lease financing obligations.

In addition, if a purchase option exists for any properties subject to a lease financing obligation, the purchase option is evaluated for its probability of exercise on an ongoing basis. This evaluation considers many factors including, without limitation, our intentions, the fair value of the underlying properties, our ability to acquire the property, economic circumstances and other available alternatives to us for the continued use of the property. These factors may change and be considered differently in future assessments of probability.

Effects of New Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), which requires companies to measure and recognize compensation expense for all share-based payments at fair value. In addition, the FASB has issued a number of supplements to SFAS 123R to guide the implementation of this new accounting pronouncement. Share-based payments include stock option grants and other equity-based awards granted under any long-term incentive and stock option plans we may have. SFAS 123R was effective for us beginning January 1, 2006. We used the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption (the “Existing Awards”) and requires that prior periods not be restated. However, as all shares of stock issued in the stock award in the second quarter of 2005 were fully vested and we did not have any stock options outstanding at December 31, 2005 and September 30, 2006, we have not recorded any stock-based compensation expense related to the adoption of SFAS 123R. However, we intend to grant stock options and issue restricted stock in connection with this offering and thereafter which will result in our incurring stock-based compensation expense in future periods. We are currently evaluating valuation models to be utilized for future grants.

SFAS 123R also requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting SFAS 123R (the “APIC Pool”). In November 2005, the FASB issued FSP No. FAS 123(R)-3 “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” This FSP provides an elective alternative simplified method for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R and reported in the consolidated statements of cash flows. Companies may take up to one year from the effective date of the FSP to evaluate the available transition alternatives and make a one-time election as to which method to adopt. We are currently in the process of evaluating the alternative methods.

In March 2006, the Emerging Issues Task Force (“EITF”) issued EITF Issue 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.” This Issue discussed how entities are to adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. The guidance is effective for periods beginning after December 15, 2006. We present restaurant sales net of sales taxes and therefore Issue 06-3 will not impact the method for recording these sales taxes in our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a comprehensive recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that only income tax benefits that meet the “more likely than not” recognition threshold be recognized or continue to be recognized on the effective date. Initial derecognition amounts would be reported as a cumulative effect of a change in accounting principle. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact on our consolidated financial statements of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefits, an amendment of FAS 87, 88, 106 and 132(R)” (“SFAS 158”) which is effective for fiscal years ending after December 15, 2006. SFAS No. 158 requires an employer that sponsors postretirement plans to recognize an asset or liability on its balance sheet for the overfunded or underfunded status of the plan and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 does not change the amount of actuarially determined expense that is recorded in our consolidated statement of operations. SFAS 158 also requires an employer to measure plan assets and benefit obligations as of the date of the employer’s balance sheet, which is consistent with our historical measurement date. The impact of the adoption of SFAS 158 will be to record a liability and a charge to accumulated other comprehensive income, a component of stockholder’s deficit, at December 31, 2006 equal to the difference between our accrued benefit cost and our projected benefit obligation, which was $2.0 million at December 31, 2005.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). This statement defines fair value, establishes a framework for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. The statement applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value. SFAS 157 is effective for our fiscal year beginning January 1, 2008. We are evaluating the impact the adoption of SFAS 157 will have on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (“SAB 108”) to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that we quantify misstatements based on their impact on each of our financial statements (both the statement of operations and statement of financial position) and related disclosures. The application of SAB 108 in the fourth quarter of 2006 is not expected to have any impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

We are exposed to market risk associated with fluctuations in interest rates, primarily limited to our senior credit facility. There were no borrowings outstanding under the revolving credit facility at December 31, 2005 and $211.8 million of term loan borrowings outstanding under the senior credit facility. Revolving loans under our senior credit facility bear interest at a per annum rate, at our option of either:

1) the sum of (a) the greater of (i) the prime rate or (ii) the federal funds rate plus 0.50%, plus (b) a margin ranging from 0.50% to 1.50% based on our total leverage ratio (as defined in the senior credit facility); or

2) LIBOR plus a margin ranging from 2.0% to 3.0% based on our total leverage ratio.

Borrowings under the term loan facility bear interest at a per annum rate, at our option, of either:

1) the sum of (a) the greater of (i) the prime rate or (ii) the federal funds rate plus 0.50%, plus (b) a margin ranging from 0.75% to 1.0% based on our total leverage ratio; or

2) LIBOR plus a margin ranging from 2.25% to 2.50% based on our total leverage ratio.

A 1% change in interest rates would have resulted in an increase or decrease in interest expense of approximately $2.4 million for the year ended December 31, 2005.

Commodity Price Risk

We purchase certain products which are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. Although many of the products and commodities purchased are subject to changes in prices, certain purchasing contracts or pricing arrangements have been negotiated in advance to minimize price volatility. Where possible, we use these types of purchasing techniques to control costs as an alternative to directly managing financial instruments to hedge commodity prices. In many cases, we believe we will be able to address commodity cost increases that are significant and appear to be long-term in nature by adjusting our menu pricing. However, long-term increases in commodity prices may result in lower restaurant-level operating margins.

Restatements

The following discussion of the restatements made to our historical financial statements, and the impact of those restatements, include both restatement adjustments made to our consolidated financial statements for periods ended prior to October 1, 2004 (the “2004 Restatement”) and additional restatement adjustments made to our consolidated financial statements for periods ended prior to July 1, 2005 (the “2005 Restatement”). Our Consolidated Financial Statements and the notes thereto, included elsewhere in this prospectus, discuss only the adjustments for the 2005 Restatement because the adjustments for the 2004 Restatement were previously recorded and disclosed in our consolidated financial statements for the year ended December 31, 2004.

The impact in the aggregate of the 2004 Restatement and 2005 Restatement was to reduce our net income $0.9 million in 2004, $0.5 million in 2003 and $0.2 million in 2002.

The following table sets forth the previously reported and restated amounts for the periods presented.

	Year Ended December 31,
	2001		2002		2003		2004
	As Previously Reported	As Restated(1)	As Previously Reported	As Restated(1)	As Previously Reported	As Restated(2)	As Previously Reported	As Restated(2)
	(Dollars in thousands, except per share data)
Statements of Operations Data:
Restaurant rent expense	$31,207	$31,459	$30,494	$30,940	$31,710	$31,089	$35,699	$34,606
General and administrative	35,393	35,494	36,611	36,460	37,388	37,388	43,585	43,585
Depreciation and amortization	45,958	45,461	41,329	39,434	42,008	40,228	40,180	38,521
Total operating expenses	620,107	619,963	605,329	603,729	607,985	605,584	671,145	668,394
Income from operations	36,182	36,326	51,698	53,298	37,000	39,401	26,734	29,485
Interest expense	41,982	44,559	36,392	39,329	34,069	37,334	31,320	35,383
Income (loss) before income taxes	(5,800)	(8,233)	15,306	13,969	2,931	2,067	(13,499)	(14,811)
Provision (benefit) for income taxes	274	(1,428)	5,593	4,929	1,124	741	(6,288)	(6,720)
Net income (loss)	(6,074)	(6,805)	9,713	9,040	1,807	1,326	(7,211)	(8,091)

Per Share Data:
Basic and diluted net income (loss) per share	$(0.47)	$(0.53)	$0.75	$0.70	$0.14	$0.10	$(0.56)	$(0.63)
Other Financial Data:
Net cash provided from operating activities	$47,968	$46,435	$55,964	$54,194	$48,239	$46,349	$62,652	$59,211
Net cash provided from (used for) investing activities	(49,156)	(49,156)	(55,071)	(46,636)	(29,472)	14,581	(20,626)	(8,489)
Net cash provided from (used for) financing activities	881	2,414	(760)	(7,425)	(18,891)	(61,054)	(12,974)	(21,670)

Balance Sheet Data (at end of period):
Total assets	$550,954	$552,884	$546,296	$554,787	$481,386	$499,054	$493,072	$516,246
Working capital	(36,131)	(34,362)	(35,988)	(33,971)	(42,123)	(39,835)	(27,110)	(24,515)
Total debt	462,115	469,735	447,047	463,083	380,517	402,640	483,622	512,940
Stockholders’ equity (deficit)	8,889	(1,029)	18,602	8,011	11,603	9,337	(112,402)	(115,548)

(1)	Reflects adjustments for both the 2004 Restatement and the 2005 Restatement.
(2)	Only reflects adjustments for the 2005 Restatement. See Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus.

The 2005 Restatement

Lease Financing Obligations

We reviewed our accounting with respect to the depreciation of assets and recording of interest expense associated with lease financing obligations related to sale-leaseback transactions required to be accounted for under the financing method. Under the financing method, the assets subject to these obligations remain on the consolidated balance sheet at their historical costs and continue to be depreciated over their useful lives; the proceeds we received from the transaction are recorded as a lease financing obligation and the lease payments are applied as payments of principal and interest.

We previously considered the land and building as a single asset and depreciated this asset (both land and building) over a depreciable life that was deemed to be the 20-year primary lease term of the underlying obligation. We concluded that our prior accounting was in error and that the portion of the asset representing land should not be depreciated and the depreciation of the building portion of this asset should continue using its original estimated useful life rather than the term of the underlying obligation. The effect of this restatement resulted in a reduction of depreciation expense of $2.0 million in each of the years ended December 31, 2004, 2003 and 2002.

Historically, we allocated the related lease payments between interest and principal using an interest rate that would fully amortize the lease financing obligation by the end of the primary lease term. Due to the change in depreciation described above, the assets subject to the lease financing obligations will have a net book value at the end of the primary lease term, primarily for the land portion. To prevent the recognition of a non-cash loss or negative amortization of the obligation through the end of the primary lease term, it was necessary to reevaluate the selection of interest rates which included our incremental borrowing rate, and to adjust the rates used to amortize the lease financing obligations so that a lease obligation equal to or greater than the unamortized asset remained at the end of the primary lease term. The effect of this restatement resulted in an increase in interest expense related to the lease financing obligations of $2.7 million in 2004, $2.5 million in 2003 and $2.3 million in 2002.

These restatements also resulted in an increase in the land and buildings subject to lease financing obligations of $11.4 million and an increase in lease financing obligations of $14.6 million at December 31, 2004.

We also reviewed previously reported sale-leaseback transactions and determined 12 additional real estate transactions were required to be recorded as financing transactions rather than as sale-leaseback transactions under SFAS 98 due to certain forms of continuing involvement. The impact of this restatement was to keep the assets subject to such leases on our balance sheet and to record the proceeds we received from these transactions (including the gains previously deferred) as lease financing obligations. This restatement also affected our operating results by increasing the depreciation expense for buildings subject to these transactions and recharacterizing the lease payments, previously reported as rent expense for these restaurants, as interest expense and principal repayments on the related financing obligations.

The effect of this restatement (a) for the years ended December 31, 2004, 2003 and 2002 was to (i) reduce rent expense by $1.1 million, $0.6 million, and $0.3 million, respectively; (ii) increase depreciation expense by $0.4 million, $0.2 million and $0.1 million, respectively; (iii) increase interest expense by $1.3 million, $0.7 million and $0.3 million, respectively; and (b) at December 31, 2004 and 2003, was to (i) increase the net book value of the land and buildings subject to lease financing obligations by $9.5 million and $6.6 million, respectively; (ii) reduce deferred income-sale-leaseback of real estate by $3.0 million and $2.2 million, respectively; and (iii) increase lease financing obligations by $14.7 million and $10.2 million, respectively.

Deferred Taxes

We also reviewed deferred taxes recorded for certain long-lived assets and liabilities that were previously acquired in business combinations and the related differences between the income tax bases and the financial reporting bases of these assets and liabilities and determined that the deferred taxes recorded at the acquisition dates were incorrect. The result of these restatements was to decrease goodwill and deferred tax liabilities by $2.1 million in the aggregate related to our 2000 acquisition of Taco Cabana and to increase goodwill and deferred tax liabilities by $0.6 million related to our 1998 acquisition of Pollo Tropical. This restatement also cumulatively decreased goodwill amortization expense by $0.1 million for periods prior to 2002.

Statements of Cash Flows

We have corrected our previously issued financial statements to reflect the proceeds from qualifying sale-leaseback transactions within investing activities rather than as financing activities as previously reported in the statements of cash flows. For the years ended December 31, 2004, 2003 and 2002, proceeds from qualifying sale-leaseback transactions included in the accompanying consolidated financial statements were $11.0 million, $44.2 million and $8.4 million, respectively. We have also restated our consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 to reflect the impact of changes in accounts payable related to the acquisition of property and equipment as a non-cash item as required under SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”).

The 2004 Restatement

Lease and Leasehold Improvement Accounting

We reviewed our lease accounting policies following a host of announcements by many restaurant and retail companies that they were revising their accounting practices for leases. We historically followed the accounting practice of using the initial lease term when determining operating versus capital lease classification and when calculating straight-line rent expense. In addition, we depreciated our buildings on leased land and leasehold improvements over a period that included both the initial lease term plus one or more optional extension periods even if the option renewal was not reasonably assured (or the useful life of the asset if shorter).

Upon such review, we restated our financial statements for the years ended December 31, 2003 and 2002 and the first three quarters of 2004 to correct errors in our lease accounting. Specifically, we revised our lease term for purposes of lease classification and calculating straight-line rent expense to only include renewal options that are reasonably assured of exercise because an economic penalty, as defined under SFAS 98, would be incurred in the event of non-renewal. We also revised our useful lives of leasehold improvements to the shorter of their economic lives or the lease term as defined in SFAS No. 13, “Accounting for Leases.” The primary impact of the restatement was to accelerate depreciation of buildings on leased land and leasehold improvements made subsequent to the lease inception date. The restatement also reduced the lives of intangible assets related to leases. The aggregate effect of these adjustments at December 31, 2004 was a reduction of the net book value of leasehold improvements of $13.8 million and a reduction of the net book value of intangible assets related to leases of $3.8 million.

In conjunction with the review of our lease accounting, we also determined that adjustments were necessary for lease liabilities for operating leases with non-level rents at the time of our acquisitions of Pollo Tropical in 1998 and Taco Cabana in 2000 as well as liabilities related to acquired leases with above-market rentals for Taco Cabana. We adjusted our purchase price allocations for these acquisitions and restated lease liabilities and goodwill as of the acquisition dates. We also restated rent expense and interest expense for those previously reported periods subsequent to each acquisition and restated goodwill amortization through December 31, 2001. As a result of these restatements rent expense increased $0.1 million in the first nine months of 2004, $0.3 million in 2003 and $0.7 million in 2002.

Accounting for Franchise Rights

In 2004, we reviewed our accounting policies for the amortization of franchise rights, intangible assets pertaining to our Burger King acquisitions, and determined that we made an error in the assessment of their remaining useful lives at January 1, 2002, as part of our adoption of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Beginning on January 1, 2002, amounts allocated to franchise rights for each acquisition are amortized using the straight-line method over the average remaining term of the acquired franchise agreements at January 1, 2002, plus one 20-year renewal period. Previously, we amortized the amounts allocated to franchise rights over periods ranging from 20 to 40 years.

In connection with the review of our accounting for franchise rights, we also determined that we understated the franchise rights and deferred tax liabilities each by $14.0 million that pertained to an acquisition of 64 Burger King restaurants in 1997.

We restated our financial statements for these adjustments for the years ended December 31, 2003 and 2002 and the unaudited quarterly financial information for 2003 and the first three quarters of 2004. The effect of the restatement was a reduction in amortization expense of $0.5 million for the first three quarters of 2004 and $0.8 million for each of the years ended December 31, 2003 and 2002.

Stock-based Compensation Expense

In 2004, we reevaluated the terms of our option plans and grants and concluded that provisions of certain options granted under our plans require us to account for these options using the variable accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Previously, we had accounted for these options under APB 25 using a fixed accounting treatment whereby compensation expense, if any, was only evaluated at the date of the option grant. The most significant impact of this adjustment was to increase stock-based compensation expense, included in general and administrative expenses, by $2.2 million in the first nine months of 2004.

Material Weaknesses in Internal Control Over Financial Reporting

A material weakness is a control deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 2), or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The control deficiencies described below resulted in the restatement of our consolidated financial statements for the first six months of 2005, and for the years ended December 31,2004, 2003 and 2002 as well as audit adjustments to the 2004 consolidated financial statements. Additionally, each of these control deficiencies could result in the material misstatement of the aforementioned accounts that would result in material misstatements to annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that each of these control deficiencies constituted material weaknesses.

Management previously identified the following material weaknesses in its internal controls over financial reporting:

Personnel

Management concluded that we did not have sufficient personnel with the appropriate knowledge and expertise to identify and resolve certain complex accounting and tax matters. In addition, we did not perform the appropriate level of review commensurate with our financial reporting requirements to ensure the consistent execution of its responsibility in the areas of monitoring of controls and the application of U.S. generally accepted accounting policies and disclosures to support its accounting, tax and reporting functions. This material weakness contributed to certain of the material weaknesses discussed below.

Controls over Applying the Lease Financing Method, SFAS 98 and Lease Accounting Policies

(a) Controls over the application of the financing method required under SFAS 98, with respect to the depreciation of assets subject to lease financing obligations and the selection of the appropriate interest rate to apply to such financing obligations, were ineffective resulting in the failure to identify misstatements in property and equipment, lease financing obligations, deferred income-sale-leaseback transactions, depreciation expense, interest expense and rent expense.

(b) Controls to identify leases that contained provisions which constitute forms of continuing involvement requiring real estate transactions to be accounted for as financing transactions rather than as sale-leaseback transactions were ineffective. This resulted in our failure to identify misstatements in property and equipment, lease financing obligations, deferred income-sale-leaseback transactions, depreciation expense, interest expense and rent expense.

(c) Controls over the selection and application of lease accounting policies were not effective in determining lease terms for leasehold amortization periods and recording acquisitions of leases with non-level or above-market rentals which failed to identify misstatements in property and equipment, goodwill, deferred lease liability, depreciation expense, amortization expense and rent expense.

Controls Related to Acquired Intangibles and Deferred Taxes in Conjunction with Acquisitions

(a) Controls over the application of SFAS 142 were not effective in the evaluation of the amortization lives of franchise rights and the recording of deferred income tax liabilities related to franchise rights at the acquisition date resulting in misstatements of franchise rights, deferred income tax liabilities, income tax expense, and amortization expense.

(b) Controls related to the preparation, periodic analysis and recording of deferred taxes resulting from differences in financial reporting and tax bases of acquired assets and liabilities were not effective resulting in misstatements of deferred income tax assets and liabilities, goodwill and goodwill amortization expense as well as the related footnotes.

Controls Over Certain Financial Statement Disclosures

Controls over the preparation of the statements of cash flows were not effective resulting in (i) the improper classification of the proceeds from qualifying sale-leaseback transactions as financing cash flows versus investing cash flows and (ii) the improper recording of the amount of capital expenditures and changes in accounts payable which did not exclude non-cash expenditures. These weaknesses resulted in the misstatements of the amount of net cash provided from (used for) operating activities, investing activities, financing activities and the amount of cash capital expenditures and in the changes in accounts payable.

Controls Over Stock Option Accounting

Controls over the application of variable accounting for stock option agreements that contained several dividend provisions were not effective which failed to identify a misstatement in stock-based compensation expense.

Remediation of Material Weaknesses

Actions to remediate all of the material weaknesses identified above were implemented as of September 30, 2006. The actions taken to remediate these material weaknesses included the following:

(a) We have made improvements with respect to the controls over leasing transactions in the application of lease accounting policies in determining lease terms, the assignment of appropriate lives for leasehold improvements and intangible assets related to leases, and recording the acquisitions of leases with non-level rents and, in that regard we have: (i) performed staff training and enhanced our management review over our procedures in determining the definition of lease term and the assignment of appropriate depreciable lives to leasehold improvements and intangible assets related to leases in accordance with U.S. generally accepted accounting principles; and; (ii) enhanced documentation procedures to ensure appropriate accounting for straight-line rent expense for any acquired businesses;

(b) We implemented procedures to appropriately apply variable accounting with regards to certain stock options. In addition, all stock options were cancelled and terminated during the quarter ended July 3, 2005;

(c) We improved our controls over the application of SFAS 142 in evaluating the amortization lives of franchise rights. We will continue to review any factors that would alter the remaining lives of our franchise rights as circumstances change;

(d) We have established procedures (by applying the appropriate interest rates and ensuring the proper depreciation of certain assets) to ensure the appropriate application of the financing method required by SFAS 98;

(e) We have enhanced the procedures and analysis around the reconciliation of deferred tax balances to the underlying financial reporting and tax bases, including the preparation of an updated tax balance sheet;

(f) In connection with the preparation of the statements of cash flows we have established procedures to ensure the proceeds from qualifying sale-leaseback transactions are appropriately classified and we have implemented an enhanced process to monitor capital expenditures included in accounts payable at the reporting dates to ensure capital expenditures are properly reflected in the statements of cash flows in accordance with SFAS 95;

(g) We hired five senior accounting professionals that possess a strong understanding of U.S. generally accepted accounting principles, strong technical accounting skills and relevant experience to augment our staff, to help us improve our controls and procedures pertaining to financial reporting and to assist in making other improvements to our internal controls. Several of these professionals are Certified Public Accountants with relevant public company experience and with backgrounds in large public accounting firms. We have also re-assigned or replaced certain other personnel within our financial organization in conjunction with these changes;

(h) We reorganized our corporate accounting staff to delineate distinct roles and responsibilities for external financial reporting including the application of generally accepted accounting principles. We believe that the accounting professionals that we have hired or reassigned have provided us with additional technical accounting expertise as necessary to ensure the timely preparation of our interim and annual financial statements in accordance with GAAP;

(i) We have also re-organized responsibilities within our accounting organization to provide an increased focus on lease accounting matters and, in general, to increase the total internal resources dedicated to complex accounting and tax matters. Additionally, we have implemented a more structured analysis and review process of the application of generally accepted accounting principles and complex accounting matters. In the area of income taxes we have formalized our review process regarding our quarterly tax disclosures and accounting as well as the ongoing assessment of new tax laws or other events that could affect our effective tax rate or the recognition of tax benefits;

(j) We have had controls in place for sale-leaseback transactions that were consummated since the first quarter of 2004 to properly assess provisions which constitute forms of continuing involvement, including amendments to lease agreements for certain properties previously accounted for as lease financing obligations to eliminate or otherwise cure the provisions that precluded the original sale-leaseback accounting under SFAS 98. These controls include a review process conducted by legal and accounting personnel, including management, prior to the lease being executed. We believe that a sufficient passage of time has occurred since the implementation of these controls to correct this material weakness and that such controls have been applied to a sufficient number of leasing transactions to evaluate the effectiveness of these controls; and

(k) We have continued to emphasize the importance of an effective environment in relation to accounting and internal control matters over financial reporting, including identifying opportunities for improvement.

Disclosure Controls and Procedures

Our senior management is responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) designed to ensure that information required to be disclosed by Carrols in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In connection with the evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2006, our Chief Executive Officer and Chief Financial Officer had concluded that our disclosure controls and procedures were ineffective as of June 30, 2006 as a result of certain material weaknesses in our internal control over financial reporting. We have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2006, with the participation of our Chief Executive Officer and Chief Financial Officer, as well as other key members of our management. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2006.

No other changes occurred in our internal controls over financial reporting during the third quarter of 2006 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We will continue to assess our controls and procedures and will take any further actions that we deem necessary.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

On August 18, 2005, PricewaterhouseCoopers LLP (“PwC”) resigned as our independent registered public accounting firm following the completion of services related to the review of Carrols’ and our interim financial statements for the quarter ended June 30, 2005 and the filing of Carrols’ Quarterly Report on Form 10-Q for the period ended June 30, 2005.

The reports of PwC on our financial statements as of and for the years ended December 31, 2004 and 2003 contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the audits for years ended December 31, 2004 and 2003 and through August 18, 2005, there were certain differences of opinion with PwC which, although ultimately resolved to the satisfaction of both PwC and us, constituted disagreements on matters regarding accounting principles, practices or financial statement disclosure which are required to be reported under Item 304(a)(1)(iv) of Regulation S-K promulgated by the SEC. During the year ended December 31, 2003 the reportable event related to the accounting for certain real estate transactions as financing transactions rather than as sale-leaseback transactions which resulted in a restatement of our financial statements. During the year ended December 31, 2004, such reportable events related to (a) our lease and leasehold improvement accounting, (b) our accounting policies with respect to franchise rights and (c) the accounting method used for certain stock options, all of which resulted in a restatement of our financial statements. Our audit committee discussed the subject matter of these disagreements with PwC, and authorized PwC to respond fully to the inquiries of our successor accountant, once it was engaged, concerning the subject matter of such disagreements. Except for those matters noted above, there were no other disagreements with PwC for the years ended December 31, 2004 and December 31, 2003, and through August 18, 2005 that would have caused PwC to make reference thereto in their reports on our financial statements for such years if such matters were not resolved to the satisfaction of PwC.

We also refer to certain material weaknesses or deficiencies in our internal controls over financial reporting, which are described in “—Restatements” above. Except for the material weaknesses or deficiencies noted, during the years ended December 31, 2004 and 2003, and through August 18, 2005, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

On October 19, 2005, our audit committee appointed Deloitte & Touche LLP (“Deloitte & Touche”) as our independent registered public accounting firm for the year ended December 31, 2005.

During the years ended December 31, 2004 and 2003, and through the date Deloitte & Touche was engaged, we did not consult Deloitte & Touche regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or regarding the type of audit opinion that might be rendered by Deloitte & Touche on our financial statements, and no written report or oral advice was provided to us that Deloitte & Touche concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as defined in paragraph (a)(1)(iv) and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

BUSINESS

Overview

Our Company

We are one of the largest restaurant companies in the United States operating three restaurant brands in the quick-casual and quick-service restaurant segments with 542 restaurants located in 16 states as of September 30, 2006. We have been operating restaurants for more than 45 years. We own and operate two Hispanic restaurant brands, Pollo Tropical® and Taco Cabana® (together referred to by us as our Hispanic Brands), which we acquired in 1998 and 2000, respectively. We are also the largest Burger King franchisee, based on the number of restaurants, and have operated Burger King restaurants since 1976. As of September 30, 2006, our company-owned restaurants included 73 Pollo Tropical restaurants and 141 Taco Cabana restaurants, and we operated 328 Burger King restaurants under franchise agreements. We also franchise our Hispanic Brand restaurants with 29 franchised restaurants located in Puerto Rico, Ecuador and the United States as of September 30, 2006. We believe that the diversification and strength of our restaurant brands as well as the geographic dispersion of our restaurants provide us with stability and enhanced growth opportunities. Our primary growth strategy is to develop new company-owned Hispanic Brand restaurants. For the year ended December 31, 2005 and the nine months ended September 30, 2006, we had total revenues of $706.9 million and $562.7 million, respectively, and a net loss of $4.4 million and net income of $9.7 million, respectively.

Hispanic Brands. Our Hispanic Brands operate in the quick-casual restaurant segment, combining the convenience and value of quick-service restaurants with the menu variety, use of fresh ingredients and food quality more typical of casual dining restaurants. For the year ended December 31, 2005, our company-owned Pollo Tropical and Taco Cabana restaurants generated average annual sales per restaurant of $2.1 million and $1.6 million, respectively, which we believe are among the highest in the quick-casual and quick-service segments. For the year ended December 31, 2005 and the nine months ended September 30, 2006, aggregate revenues for our Hispanic Brands were $346.8 million and $287.3 million, respectively, which represented 49.1% and 51.1%, respectively, of our total consolidated revenues.

Pollo Tropical: Our Pollo Tropical restaurants are known for their fresh grilled chicken marinated in our own blend of tropical fruit juices and spices. Our menu also features other items including roast pork, sandwiches, grilled ribs offered with a selection of sauces, Caribbean style “made from scratch” side dishes and salads. Most menu items are made fresh daily in each of our Pollo Tropical restaurants, which feature open display cooking that enables customers to observe the preparation of menu items, including chicken grilled on large, open-flame grills. Pollo Tropical opened its first restaurant in 1988 in Miami. As of September 30, 2006, we owned and operated a total of 73 Pollo Tropical restaurants, of which 72 were located in Florida, including 60 in South Florida, and one of which was located in the New York City metropolitan area, in northern New Jersey. For the year ended December 31, 2005, the average sales transaction at our company-owned Pollo Tropical restaurants was $8.72 reflecting, in part, strong dinner traffic, with dinner sales representing the largest sales day-part of Pollo Tropical restaurant sales. For the year ended December 31, 2005 and the nine months ended September 30, 2006, Pollo Tropical generated total revenues of $137.0 million and $115.3 million, respectively.

Taco Cabana: Our Taco Cabana restaurants serve fresh Tex-Mex and traditional Mexican style food, including sizzling fajitas, quesadillas, enchiladas, burritos, tacos, other Tex-Mex dishes, fresh-made flour tortillas, frozen margaritas and beer. Most menu items are made fresh daily in each of our Taco Cabana restaurants, which feature open display cooking that enables customers to observe the preparation of menu items, including fajitas cooking on a grill and a machine making fresh tortillas. A majority of our Taco Cabana restaurants are open 24 hours a day, generating customer traffic and restaurant sales across multiple day-parts by offering a convenient and quality experience to our customers. Taco Cabana pioneered the Mexican patio café concept with its first restaurant in San Antonio, Texas in 1978. As of September 30, 2006, we owned and operated 141 Taco Cabana restaurants located in Texas, Oklahoma and New Mexico, of which 135 were located in Texas. For the year ended December 31, 2005, the average sales transaction at our company-owned Taco Cabana restaurants was $7.08 with dinner sales representing the largest sales day-part of Taco Cabana restaurant sales. For the year ended December 31, 2005 and the nine months ended September 30, 2006, Taco Cabana generated total revenues of $209.8 million and $172.0 million, respectively.

Burger King. Burger King is the second largest hamburger restaurant chain in the world (as measured by the number of restaurants and system-wide sales) and we are the largest franchisee in the Burger King system, based on number of restaurants. Burger King restaurants are part of the quick-service restaurant segment which is the largest of the five major segments of the U.S. restaurant industry based on 2005 sales. Burger King restaurants feature the popular flame-broiled Whopper sandwich, as well as a variety of hamburgers and other sandwiches, fries, salads, breakfast items and other offerings. According to BKC, historically it has spent between 4% and 5% of its annual system sales on marketing, advertising and promotion to sustain and increase its high brand awareness. We benefit from BKC’s marketing initiatives as well as its development and introduction of new menu items. As of September 30, 2006, we operated 328 Burger King restaurants located in 12 Northeastern, Midwestern and Southeastern states. For the year ended December 31, 2005, the average sales transaction at our Burger King restaurants was $5.03. Our Burger King restaurants generated average annual sales per restaurant of $1.0 million for the year ended December 31, 2005. In addition, for the year ended December 31, 2005 and the nine months ended September 30, 2006, our Burger King restaurants generated total revenues of $360.1 million and $275.4 million, respectively.

Industry

The Restaurant Market

According to Technomic, total restaurant industry revenues in the United States for 2005 were $330.8 billion, an increase of 5.6% over 2004. Sales in the overall U.S. restaurant industry are projected by Technomic to increase at a compound annual growth rate of 5.3% from 2005 through 2010.

Quick-Casual Restaurants

Our Hispanic Brands operate in the quick-casual restaurant segment, combining the convenience of quick-service restaurants with the menu variety, use of fresh ingredients and food quality more typical of casual dining. We believe that the quick-casual restaurant segment is one of the fastest growing segments of the restaurant industry. According to Technomic, sales growth in 2005 of quick-casual chains in the Technomic Top 500 restaurant chains was 11.8% as compared to 7.0% for the overall Top 500 restaurant chains, which includes all five major segments.

Quick-casual restaurants are primarily distinguished by the following characteristics:

•	Quick-service or self-service format. Meals are purchased prior to receiving food. In some cases, payment may be made at a separate station from where the order was placed. Also, servers may bring orders to the customer’s table.

•	Check averages between $7 and $10. Technomic reports that the average check at quick-casual restaurants in 2005 ranged between $7 and $10, which was higher than the average check at traditional quick-service restaurants.

•	Food prepared to order. We believe that in quick-casual concepts, customization of orders and open display cooking are common.

•	Fresh ingredients. Many concepts use the word “fresh” in their concept positioning and feature descriptive menus highlighting these fresh ingredients.

•	Broader range of menu offerings. Typically quick-casual concepts provide greater variety and diversity in their menu offerings relative to traditional quick-service restaurants.

•	Enhanced decor. Wooden tables, upholstered seating and track lighting are some of the design features commonly found in quick-casual establishments.

We believe that our Hispanic Brands are positioned to benefit from growing consumer demand for quick-casual restaurants because of food quality, value and differentiation of flavors, as well as the increasing acceptance of ethnic foods. We also believe that our Hispanic Brands will benefit from two significant demographic factors: the expected population growth rates in regions in which our restaurants are currently located and the expected rate of growth of the Hispanic population in the United States, both as projected by the U.S. Census Bureau in its 2001 Statistical Abstract of the United States.

Our Burger King restaurants are part of the quick-service restaurant segment that Technomic indicates is the largest of the five major segments of the U.S. restaurant chain industry. Technomic identifies ten major types of restaurants comprising the quick-service segment: Hamburger; Pizza; Chicken; Other Sandwich; Mexican; Frozen Dessert; Donut; Beverage; Cafeteria/Buffet; and Family Steak. According to Technomic, the quick-service restaurants included in the Top 100 quick-service restaurant companies in 2005 were divided by menu category as follows (percentages are based on total sales for the quick-service segment):

According to Technomic, sales at all quick-service restaurants in the United States were $168.8 billion in 2005, representing 51% of total U.S. restaurant industry sales. Sales in this segment are projected by Technomic to increase at a compound annual growth rate of 5.5% from 2005 through 2010.

Quick-service restaurants are distinguished by the following characteristics:

•	High speed of service and efficiency. Quick-service restaurants typically have order taking and cooking platforms designed specifically to order, prepare and serve menu items with speed and efficiency. Fast and consistent food service is a characteristic of quick-service restaurants.

•	Convenience. Quick-service restaurants are typically located in places that are easily accessed and convenient to customers’ homes, places of work and commuter routes.

•	Limited menu choice and service. The menus at most quick-service restaurants have a limited number of standardized items. Typically, customers order at a counter or drive thru and pick up food that then is taken to a seating area or consumed off the restaurant premises.

•	Value prices. At quick-service restaurants, average check amounts are generally lower than other major segments of the restaurant industry.

Our Burger King restaurants operate in the hamburger segment of the quick-service restaurant segment. The hamburger segment of the quick-service restaurant segment in the United States, which generated $56.4 billion in sales in 2005, is the largest segment of the quick-service restaurant segment in the United States, according to Technomic.

We believe that the quick-service and quick-casual restaurant segments meet consumers’ desire for a convenient, reasonably priced restaurant experience. In addition, we believe that the consumers’ need for meals prepared outside of the home, including takeout, has increased significantly over historical levels as a result of the greater numbers of working women and single parent families. For example, according to the U.S. Bureau of Labor Statistics, the percentage of mothers with children under age six participating in the workforce has increased from 39% in 1975 to 64% in 2002. According to the U.S. Census Bureau, the number of children living in households with two parents has decreased from approximately 85% in 1970 to 70% in 2001.

Our Competitive Strengths

We believe we have the following strengths:

Strong Hispanic Brands. We believe that the following factors have contributed, and will continue to contribute, to the success of our Hispanic Brands:

•	freshly-prepared food at competitive prices with convenience and value;

•	a variety of menu items including signature dishes with Hispanic flavor profiles designed to appeal to consumers’ desire for freshly-prepared food and menu variety;

•	successful dinner day-part representing the largest sales day-part at both of our Hispanic Brands, providing a higher average check size than other day-parts;

•	broad consumer appeal that attracts both the growing Hispanic consumer base, with increasing disposable income to spend on items such as traditional foods prepared at restaurants rather than at home, and non-Hispanic consumers in search of new flavor profiles, grilled rather than fried entree choices and varied product offerings at competitive prices in an appealing atmosphere;

•	ability to control the consistency and quality of the customer experience and the strategic growth of our restaurant operations through our system consisting of primarily company-owned restaurants compared to competing brands that focus on franchising;

•	high market penetration of company-owned restaurants in our core markets that provides operating and marketing efficiencies, convenience for our customers and the ability to effectively manage and enhance brand awareness;

•	well positioned to continue to benefit from the projected population growth in Florida and Texas;

•	established infrastructure at our Hispanic Brands to manage operations and develop and introduce new menu offerings, positioning us to build customer frequency and broaden our customer base; and

•	well positioned to continue to capitalize on the home meal replacement trend.

For the year ended December 31, 2005 and the nine months ended September 30, 2006, aggregate revenues for our Hispanic Brands were $346.8 million and $287.3 million, respectively, which represented 49.1% and 51.1%, respectively, of our total consolidated revenues.

Primarily Company-Owned Hispanic Brand Restaurants Enable us to Control our Hispanic Brands. As of September 30, 2006, our Hispanic Brands were comprised of 214 company-owned and 29 franchised restaurants, of which only five of these franchised restaurants were located in the United States. Our Hispanic

Brand restaurants in the United States are primarily company-owned and we therefore exercise control over the day-to-day operations of our company-owned restaurants unlike many of our competitors that have multiple franchisees operating as a single brand. Consequently, our success does not depend on our control of our franchisees, or support by them of our marketing programs, new product offerings, strategic initiatives or new restaurant development strategies. In addition, because our Hispanic Brand restaurants are primarily company-owned, we believe we are less susceptible to third party franchisees adversely affecting the long-term development potential of our brands and we believe we are better able to provide customers a more consistent experience relative to competing brands that utilize franchisee-operated restaurants.

Strong Restaurant Level Economics and Operating Metrics for our Hispanic Brands. We believe that we benefit from attractive restaurant level economics and operating profitability for our Hispanic Brands. In 2005, Pollo Tropical and Taco Cabana had average annual sales per company-owned restaurant of $2.1 million and $1.6 million, respectively, which we believe are among the highest in the quick-casual and quick-service segments. For the year ended December 31, 2005 and the nine months ended September 30, 2006, our Pollo Tropical restaurants generated Segment EBITDA margins of 20.9% and 18.9%, respectively, which reflected general and administrative expenses of 5.2% and 5.1% of total Pollo Tropical revenues, respectively. For the year ended December 31, 2005 and the nine months ended September 30, 2006, our Taco Cabana restaurants generated Segment EBITDA margins of 15.2% and 14.9%, respectively, which reflected general and administrative expenses of 4.8% and 5.0% of total Taco Cabana revenues, respectively. We believe the strong average annual sales at our company-owned Hispanic Brand restaurants and the operating margins of our Hispanic Brands generate unit economics and returns on invested capital which will enable us to accelerate and sustain new unit growth.

Well Positioned to Continue to Capitalize on Growing Population in Core Markets Served by Our Hispanic Brands. We expect sales from our Hispanic Brand restaurants in Florida and Texas to benefit from the projected continued overall population growth in these markets, which is projected by the U.S. Census Bureau to grow at a faster rate than the national average. According to the U.S. Census Bureau, the U.S. population is forecast to grow by 4.5% from 2005 to 2010 and the population in Florida and Texas is forecast to grow by 9.9% and 8.2%, respectively, during that same period.

Well Positioned to Continue to Capitalize on the Growth of the Hispanic Population in the United States. We expect sales from our Hispanic Brand restaurants to benefit from the population growth of the U.S. Hispanic population which is projected by the U.S. Census Bureau to grow at a faster rate than the national average. The U.S. Census Bureau forecasts that the growth of the Hispanic population is expected to outpace overall population growth and increase from 11.8% of the total U.S. population in 2000 to 18.2% by 2025.

Largest Burger King Franchisee. We are Burger King’s largest franchisee and are well positioned to leverage the scale and marketing of one of the most recognized brands in the restaurant industry. The size of our Burger King business has contributed significantly to our large aggregate restaurant base, enabling us to enhance operating efficiencies and realize benefits across all three of our brands from economies of scale with respect to our management team and management information and operating systems. In addition, our Burger King business has significantly contributed, and is expected to continue to significantly contribute, to our consolidated operating cash flows. For the year ended December 31, 2005 and the nine months ended September 30, 2006, revenues for our Burger King restaurants were $360.1 million and $275.4 million, respectively, which represented 50.9% and 48.9%, respectively, of our total consolidated revenues.

Infrastructure in Place for Growth. We believe that our operating disciplines, seasoned management, operational infrastructure and marketing and product development capabilities, supported by our corporate and restaurant management information systems and comprehensive training and development programs, will support significant expansion. We expect to leverage our significant investment in corporate infrastructure as we grow our business.

Experienced Management Team. We believe that our senior management team’s extensive experience in the restaurant industry, knowledge of the demographic and other characteristics of our core markets and its long and successful history of developing, acquiring, integrating and operating quick-service and quick-casual restaurants, provide us with a competitive advantage. In addition, our executive officers will collectively own approximately 10.8% of our common stock outstanding immediately after this offering.

Growth Strategy

Our primary growth strategy is as follows:

•       Develop New Hispanic Brand Restaurants in Core and Other Markets. We believe that we have significant opportunities to develop new Pollo Tropical and Taco Cabana restaurants in their respective core markets within Florida and Texas and expand into new markets both within Florida and Texas as well as other regions of the United States. Our Pollo Tropical restaurants are primarily concentrated in South and Central Florida and our Taco Cabana restaurants are primarily concentrated in larger cities in Texas. By increasing the number of restaurants we operate in a particular market, we believe that we can continue to increase brand awareness and effectively leverage our field supervision, corporate infrastructure and marketing expenditures. We also believe that the appeal of our Hispanic Brands and our high brand recognition in our core markets provide us with opportunities to expand into other markets in Florida and Texas. In addition, we believe that there are a number of geographic regions in the United States outside of Florida and Texas where the size of the Hispanic population and its influence on the non-Hispanic population provide significant opportunities for development of additional Hispanic Brand restaurants. In March 2006, we opened our first Pollo Tropical restaurant in the New York City metropolitan area, located in northern New Jersey. In addition, we currently are exploring opportunities for expansion of the Taco Cabana brand in new markets. In 2005, we opened a total of six new Pollo Tropical restaurants in Florida and six new Taco Cabana restaurants in Texas and we acquired four additional Taco Cabana restaurants in Texas from a franchisee. During the nine months ended September 30, 2006, we opened four Pollo Tropical restaurants (including one restaurant in the New York City metropolitan area as described above) and seven Taco Cabana restaurants in Texas and we currently plan to open four Pollo Tropical restaurants (including one additional restaurant in the New York City metropolitan area) and three Taco Cabana restaurants in Texas in the fourth quarter of 2006 or, in the case of one such Taco Cabana Restaurant, in early 2007. In 2007, we currently plan to open between seven and ten Pollo Tropical restaurants and between ten and twelve additional Taco Cabana restaurants.

Our staff of real estate and development professionals is responsible for new restaurant development. Before developing a new restaurant, we conduct an extensive site selection and evaluation process that includes in depth demographic, market and financial analyses. By selectively increasing the number of restaurants we operate in a particular market, we believe that we can continue to increase brand awareness and effectively leverage our field supervision, corporate infrastructure and marketing expenditures. Where possible, we intend to continue to utilize real estate leasing as a means of reducing the amount of cash invested in new restaurants. We believe that cash generated from operations, borrowings under our senior credit facility and leasing will enable us to continue to pursue our strategy of new restaurant development.

In addition to opportunities for expansion of our Hispanic Brands within our core markets, we believe there are significant growth opportunities in areas contiguous to our core markets and beyond such markets. We plan to open new restaurants in existing and new markets that may be either freestanding buildings or restaurants contained within strip shopping centers, which we sometimes refer to as in-line restaurants, to further leverage our existing brand awareness. Developing in-line restaurants allows us to selectively expand our brand penetration and visibility in certain of our existing markets, while doing so at a lower cost than developing a restaurant as a freestanding building. In addition, development of in-line restaurants permits us to further penetrate markets where freestanding opportunities may be limited.

•       Increase Comparable Restaurant Sales. Our strategy is to grow sales in our existing restaurants by continuing to develop new menu offerings and enhance the effectiveness of our proprietary advertising and promotional programs for our Hispanic Brands, further capitalize on attractive industry and demographic trends and enhance the quality of the customer experience at our restaurants.

We also believe that our Burger King restaurants are well positioned to benefit from BKC’s initiatives with respect to the Burger King brand, which have contributed to comparable restaurant sales growth in our Burger King restaurants in 2004 and 2005 and the nine months ended September 30, 2006.

•       Continue to Improve Income from Operations and Leverage Existing Infrastructure. We believe that our continuing development of new company-owned Hispanic Brand restaurants, combined with our strategy to increase sales at our existing Hispanic Brand restaurants, will increase revenues generated by our Hispanic Brands as a percentage of our consolidated revenues, positioning us to continue to improve our overall income from operations. We also believe that our large restaurant base, skilled management team, sophisticated management information and operating systems, and training and development programs support our strategy of enhancing operating efficiencies for our existing restaurants and profitably growing our restaurant base. Our operating systems allow us to effectively manage restaurant labor and food costs, effectively manage our restaurant operations and ensure consistent application of operating controls at each of our restaurants. In addition, our size and, in the case of Burger King, the size of the Burger King system, enable us to realize certain benefits from economies of scale, including leveraging our existing infrastructure as we grow.

•       Utilize Financial Leverage to Maintain an Efficient Capital Structure to Support Growth. We intend to continue utilizing financial leverage in an effort to enhance returns to our stockholders. We believe our operating cash flows will allow us to allocate sufficient capital towards new store development and repayment of our outstanding indebtedness as part of our strategy to support earnings growth, while providing the flexibility to alter our capital allocation depending on changes in market conditions and available expansion opportunities.

Overview of Restaurant Concepts

Pollo Tropical Restaurants

Our Pollo Tropical quick-casual restaurants combine freshly-prepared, distinctive menu items and an inviting tropical setting with the convenience and value of quick-service restaurants. Pollo Tropical restaurants offer a unique selection of food items reflecting tropical and Caribbean influences and feature fresh grilled chicken marinated in our own blend of tropical fruit juices and spices. Chicken is grilled in view of customers on large, open-flame grills. Pollo Tropical also features additional menu items such as roast pork, a line of “TropiChops®” (a bowl containing rice, black beans and chicken or pork), sandwiches and grilled ribs that feature a selection of sauces. We also feature an array of Caribbean style “made from scratch” side dishes, including black beans and rice, yucatan fries and sweet plantains, as well as more traditional menu items such as french fries, corn and tossed and caesar salads. We also offer uniquely Hispanic desserts, such as flan and tres leches.

Our Pollo Tropical restaurants typically incorporate high ceilings, large windows, tropical plants, light colored woods, decorative tiles, a visually distinctive exterior entrance tower, lush landscaping and other signature architectural features, all designed to create an airy, inviting and tropical atmosphere. We design our restaurants to conveniently serve a high volume of customer traffic while retaining an inviting, casual atmosphere.

Our Pollo Tropical restaurants are generally open for lunch, dinner and late night orders seven days per week from 11:00 am to midnight and offer sit-down dining, counter take-out and drive-thru service to accommodate the varied schedules of families, business people and students. Our menu offers a variety of portion sizes to accommodate a single customer, family or large group. Pollo Tropical restaurants also offer an economical catering menu, with special prices and portions to serve parties in excess of 25 people.

Our Pollo Tropical restaurants typically provide seating for 80 to 100 customers and provide drive-thru service. As of September 30, 2006, all of our company-owned Pollo Tropical restaurants were freestanding buildings except for seven locations contained within strip shopping centers and two street-level storefront locations. Our typical freestanding Pollo Tropical restaurant ranges between 2,800 and 3,200 square feet. We anticipate that many of our new Pollo Tropical restaurants located in markets outside of Florida (including in the New York City metropolitan area) will be “in-line” restaurants located within strip-retail shopping centers or will be street-level storefront locations and will not offer drive-thru service. Consequently, such restaurants may be larger than our typical freestanding Pollo Tropical restaurants to provide more seating to accommodate increased sit-down dining.

Taco Cabana Restaurants

Our Taco Cabana quick-casual restaurants combine generous portions of freshly-prepared Tex-Mex and traditional Mexican style food with the convenience and value of quick-service restaurants. The restaurants typically provide interior, semi-enclosed and patio dining areas with a festive Mexican theme. Menu items include flame-grilled beef and chicken fajitas served on sizzling iron skillets, quesadillas, enchiladas, burritos, tacos and other traditional Mexican and American breakfasts, other Tex-Mex dishes and fresh flour tortillas. Our Taco Cabana restaurants also offer a variety of beverage choices, including frozen margaritas and beer. Most of the menu items offered at Taco Cabana are prepared at each restaurant from fresh meat, chicken and produce delivered by suppliers to the restaurant, usually three times each week. Taco Cabana utilizes fresh ingredients and prepares many items “from scratch.” In order to simplify operations and provide a more consistent product, Taco Cabana also uses a number of pre-prepared items.

Our typical Taco Cabana restaurants average approximately 3,200 square feet (exclusive of the exterior dining area) and provide seating for approximately 80 customers, with additional outside patio seating for approximately 50 customers. As of September 30, 2006, all of our company-owned Taco Cabana restaurants were freestanding buildings except for four locations contained within retail malls and two locations contained within strip shopping centers. Taco Cabana restaurants are typically distinctive in appearance, conveying a Mexican theme and permitting easy identification by passing motorists. Our Taco Cabana restaurants feature rounded fronts, as well as Southwest accents such as a clay tile roof, heavy wood beams and a trellis that shades the patio area, and the use of bright colors outside and inside. Corrugated metal wall panels, aged wood finishes and distressed stainless steel counter tops are featured inside.

Taco Cabana’s interior restaurant design features open display cooking that enables customers to observe fajitas cooking on a grill, a machine making fresh flour tortillas and the preparation of other food items. Upon entry, the customer places an order selected from an overhead menu board, proceeds down a service line to where the order is picked up, and then passes a salsa bar en route to the dining area. The distinctive salsa bar offers Taco Cabana customers our own freshly-prepared Tex-Mex ingredients such as salsa de fuego (made with charred peppers and tomatoes), pico de gallo and salsa (all “made from scratch” throughout the day at each restaurant), as well as cilantro, pickled jalapeno slices, crisp chopped onions and fresh sliced limes. Depending on the season, time of day and personal preference, our customers can choose to dine in the restaurant’s brightly colored and festive interior dining area or in either the semi-enclosed or outdoor patio areas.

Our Taco Cabana restaurants provide the convenience of drive-thru windows as well as the ability for customers to dine-in or take-out. A majority of our Taco Cabana restaurants are open 24 hours a day, although, hours of operation are continually evaluated for economic viability on a market and individual restaurant basis.

Burger King Restaurants

Burger King Corporation (“BKC”) is the second largest hamburger restaurant chain in the world (as measured by the number of restaurants and system-wide sales). According to BKC, as of September 30, 2006, there were a total of 11,144 Burger King restaurants in 65 countries and U.S. territories, including 7,521 or 67% located in the United States and Canada. According to BKC its total worldwide restaurant sales as of June 30, 2006 were approximately $12.4 billion, of which approximately $8.5 billion were in the United States and Canada.

“Have It Your Way”® service, flame broiling, generous portions and competitive prices characterize the Burger King system marketing strategy. Our Burger King restaurants feature flame-broiled hamburgers and other sandwiches, the most popular of which is the WHOPPER® sandwich. The WHOPPER is a large, flame-broiled hamburger on a toasted bun garnished with mayonnaise, lettuce, onions, pickles and tomatoes. The basic menu of all Burger King restaurants consists of hamburgers, cheeseburgers, chicken and fish sandwiches, breakfast items, french fries, onion rings, salads, chili, shakes, desserts, soft drinks and other beverages. In addition, promotional menu items are introduced periodically for limited periods. We believe that BKC continually seeks to develop new products as it endeavors to enhance the menu and service of Burger King restaurants.

Our Burger King restaurants are typically open seven days per week with minimum operating hours from 6:00 am to 11:00 pm. Burger King restaurants are quick-service restaurants of distinctive design and are generally located in high-traffic areas throughout the United States. We believe that the primary competitive advantages of Burger King restaurants are:

•	brand recognition;

•	convenience of location;

•	speed of service;

•	quality; and

•	price.

Burger King restaurants are designed to appeal to a broad spectrum of consumers, with multiple day-part meal segments targeted to different groups of consumers.

Our Burger King restaurants consist of one of several building types with various seating capacities. BKC’s traditional freestanding restaurant contains approximately 2,800 to 3,200 square feet with seating capacity for 90 to 100 customers, has drive-thru service windows, and has adjacent parking areas. As of September 30, 2006, 314 of our 328 Burger King restaurants were freestanding. We operate all of our Burger King restaurants under franchise agreements with BKC. See “—Operations—Burger King Franchise Agreements” and “—Franchise Fees, Royalties and Early Successor Program” below.

Restaurant Economics

Selected restaurant operating data for our three restaurant concepts is as follows:

	Year Ended December 31,
	2003(1)	2004(1)	2005(1)
Pollo Tropical:
Average annual sales per company-owned restaurant (in thousands)	$1,838	$2,018	$2,092
Average sales transaction	$8.18	$8.25	$8.72
Drive-through sales as a percentage of total sales	42.2%	42.5%	41.7%
Day-part sales percentages:
Lunch	45.9%	45.7%	45.8%
Dinner and late night(2)	54.1%	54.3%	54.2%
Taco Cabana:
Average annual sales per company-owned restaurant (in thousands)	$1,523	$1,604	$1,614
Average sales transaction	$6.66	$6.88	$7.08
Drive-through sales as a percentage of total sales	46.6%	47.2%	47.6%
Day-part sales percentages:
Breakfast	15.8%	16.0%	16.5%
Lunch	22.7%	23.1%	23.2%
Dinner	25.3%	25.4%	25.6%
Late night (9 pm to midnight)	14.5%	14.1%	13.7%
Other (2 pm to 5 pm and midnight to 6 am)	21.7%	21.4%	21.0%

Burger King:
Average annual sales per restaurant (in thousands)	$1,003	$1,034	$1,048
Average sales transaction	$4.47	$4.74	$5.03
Drive-through sales as a percentage of total sales	61.8%	61.8%	62.3%
Day-part sales percentages:
Breakfast	14.6%	14.4%	14.6%
Lunch	33.4%	33.6%	33.2%
Dinner	26.9%	26.9%	26.9%
Afternoon and late night.	25.1%	25.1%	25.3%

(1)	2003 and 2005 were each a 52-week fiscal year. 2004 was a 53-week fiscal year. Average annual sales for company owned or operated restaurants is derived by dividing restaurant sales for such year for the applicable segment by the average number of restaurants for the applicable segment for such year. For purposes of the calculation of average annual sales per company owned or operated restaurant in the table above, we have excluded restaurant sales data for the extra week in 2004.
(2)	Day part sales percentages for 2004 and 2005 include 2.8% and 2.9%, respectively, for late night.

Restaurant Capital Costs

The initial cost of equipment, seating, signage and other interior costs of a typical new free-standing Pollo Tropical restaurant currently is approximately $375,000 (excluding the cost of the land, building and site improvements). Generally, in our core Florida market, the cost of land currently ranges from $1,000,000 to $1,200,000 and the cost of building and site improvements currently ranges from $900,000 to $1,000,000.

Costs in new markets may differ from and may be higher than these ranges. We believe that in the New York City metropolitan area, our new Pollo Tropical restaurants will not typically be free-standing and are more likely to be located as “in-line” units within strip retail shopping centers or as street-level storefront locations. We believe that these locations will typically be leased, that the cost to build-out the retail location to our specifications could range from $500,000 to $1,000,000 and that the initial cost of equipment will be approximately $450,000.

The initial cost of equipment, seating, signage and other interior costs of a typical new Taco Cabana restaurant currently is approximately $425,000 (excluding the cost of the land, building and site improvements). Generally, in our core Texas market, the cost of land currently ranges from $800,000 to $1,000,000 and the cost of building and site improvements currently ranges from $850,000 to $950,000. Costs in new markets may differ from these ranges.

The initial cost of the franchise fee, equipment, seating, signage and other interior costs of a standard new Burger King restaurant currently is approximately $385,000 (excluding the cost of the land, building and site improvements). In the markets in which we primarily operate, the cost of land generally ranges from $400,000 to $525,000 and the cost of building and site improvements generally ranges from $550,000 to $625,000.

We generally seek to acquire the land on which a new free-standing restaurant is to be situated, to fund construction of the restaurant building, and then at a later date enter into an arrangement to sell and leaseback the land and building under a long-term lease. Historically, we have been able to acquire and finance a large percentage of our locations under such leasing arrangements. Where we are unable to purchase the underlying land, we enter into a long-term lease for the land and fund the construction of the building from cash generated from our operations or with borrowings under our senior credit facility rather than through long-term leasing arrangements. We believe that in certain real estate markets, particularly Florida, an increasing number of our new restaurants likely may be situated on leased land.

The cost of developing and equipping new restaurants can vary significantly and depends on a number of factors, including the geographic location and site of those restaurants and national and local economic conditions. Accordingly, the cost of opening new restaurants in the future, including Pollo Tropical restaurants in the New York City metropolitan area, may differ substantially from, and may be significantly higher than, both the historical cost of restaurants previously opened and the estimated costs appearing above.

Seasonality

Our business is moderately seasonal due to regional weather conditions. Sales from our Pollo Tropical restaurants (primarily located in south and central Florida) are generally higher during the winter months than during the summer months. Sales from our Taco Cabana restaurants (located in Texas, Oklahoma and New Mexico) and our Burger King restaurants (primarily located in the northern United States) are generally higher during the summer months than during the winter months. We believe this seasonal impact is not material to our business as a whole because our multiple concepts operating in diverse geographic areas enable us to reduce our dependence on the economic performance of any one particular region.

Restaurant Locations

As of September 30, 2006, we owned and operated 73 Pollo Tropical restaurants, 72 of which were located in Florida and one in the New York City metropolitan area located in Northern New Jersey. In addition, of 26 franchised Pollo Tropical restaurants, as of September 30, 2006, 22 were in Puerto Rico; two were in Ecuador and two were in Florida.

As of September 30, 2006, we owned and operated 141 Taco Cabana restaurants and franchised three Taco Cabana restaurants located in the following states:

	Owned	Franchised	Total
Texas	135	—	135
Oklahoma	5	—	5
New Mexico	1	2	3
Georgia	—	1	1

Total	141	3	144

The following table details the locations of our 328 Burger King restaurants as of September 30, 2006:

State	Total Restaurants
Indiana	5
Kentucky	9
Maine	4
Massachusetts	1
Michigan	25
New Jersey	2
New York	129
North Carolina	37
Ohio	83
Pennsylvania	12
South Carolina	20
Vermont	1

Total	328

Operations

Management Structure

We conduct substantially all of our executive management, finance, marketing and operations support functions from our corporate headquarters in Syracuse, New York, our Pollo Tropical division headquarters in Miami, Florida and our Taco Cabana division headquarters in San Antonio, Texas. The management structure for Pollo Tropical consists of an Executive Vice President, who has over 30 years of experience in the restaurant industry, and a Vice President of Operations and a Regional Director supported by nine district supervisors. The management structure of Taco Cabana consists of an Executive Vice President of Operations, who has over 30 years of restaurant experience, and a Regional Vice President and two Regional Directors supported by 18 district supervisors. Our Burger King operations are overseen by five Regional Directors, three of whom are Vice Presidents, that have an average of 25 years of Burger King restaurant experience. Forty-four district supervisors that have an average of 22 years of restaurant management experience in the Burger King system support the Regional Directors.

For each of our concepts, a district supervisor is responsible for the direct oversight of the day-to-day operations of an average of approximately seven restaurants. Typically, district supervisors have previously served as restaurant managers at one of our restaurants. Regional directors, district supervisors and restaurant managers are compensated with a fixed salary plus an incentive bonus based upon the performance of the restaurants under their supervision. Typically, our restaurants are staffed with hourly employees who are supervised by a salaried manager and two or three salaried assistant managers.

Training

We maintain a comprehensive training and development program for all of our personnel and provide both classroom and in-restaurant training for our salaried and hourly personnel. The program emphasizes system-wide operating procedures, food preparation methods and customer service standards for each of the concepts. In addition, BKC’s training and development programs are also available to us as a franchisee.

Management Information Systems

Our management information systems, which we believe are more sophisticated than systems typically utilized by many small quick-casual/quick-service restaurant operators and many other Burger King franchisees, provide us with the ability to efficiently and effectively manage our restaurants and to ensure consistent application of operating controls at our restaurants. Our size also affords us the ability to maintain an in-house staff of information and restaurant systems professionals dedicated to continuously enhancing our systems. In addition, these capabilities allow us to integrate newly developed or acquired restaurants and to leverage our investments in information technology over a larger base of restaurants.

Our restaurants generally employ touch-screen point-of-sale (POS) systems that are designed to facilitate accuracy and speed of order taking. These systems are user-friendly, require limited cashier training and improve speed-of-service through the use of conversational order-taking techniques. The POS systems are integrated with PC-based applications at the restaurant that are designed to facilitate financial and management control of our restaurant operations.

Our restaurant systems provide daily tracking and reporting of traffic counts, menu item sales, labor and food data, and other key operating information for each restaurant. We electronically communicate with our restaurants on a daily basis, which enables us to collect this information for use in our corporate management systems. Our corporate and divisional administrative headquarters house client/server-based systems that support all of our accounting, operating and reporting systems. We also operate a 24-hour, seven-day help desk at our corporate headquarters that enables us to provide systems and operational support to our restaurant operations as required. Among other things, our restaurant information systems provide us with the ability to:

•	monitor labor utilization and sales trends on a real-time basis at each restaurant, enabling the restaurant manager to effectively manage to our established labor standards on a timely basis;

•	reduce shrinkage using restaurant-level inventory management and centralized standard costing systems;

•	analyze sales and product mix data to help restaurant management personnel forecast production levels;

•	monitor day-part drive-thru speed of service at each of our restaurants;

•	systematically communicate human resource and payroll data to our administrative offices for efficient centralized management of labor costing and payroll processing;

•	employ centralized control over price, menu and inventory management activities at the restaurant utilizing the remote access capabilities of our systems;

•	take advantage of electronic commerce including our ability to place orders with suppliers and to integrate detailed invoice, receiving and product data with our inventory and accounting systems; and

•	provide analyses, reporting and tools to enable all levels of management to review a wide-range of financial and operational data.

Information from our systems is available daily to the restaurant manager, who is expected to react quickly to trends or situations in his or her restaurant. Our district supervisors also receive daily information for all restaurants under their control and have computer access to key operating data on a remote basis using our corporate intranet. Management personnel at all levels, from the restaurant manager through senior management, monitor key restaurant performance indicators.

Site Selection

We believe that the location of our restaurants is a critical component of each restaurant’s success. We evaluate potential new sites on many critical criteria including accessibility, visibility, costs, surrounding traffic patterns, competition and demographic characteristics. Our senior management determines the acceptability of all acquisition prospects and new sites, based upon analyses prepared by our real estate and financial professionals and operations personnel.

Burger King Franchise Agreements

Each of our Burger King restaurants operates under a separate franchise agreement with BKC. Our franchise agreements with BKC generally require, among other things, that all restaurants comply with specified design criteria and be operated in a prescribed manner, including utilization of the standard Burger King menu. In addition, our Burger King franchise agreements generally require that our restaurants conform to BKC’s current image and provide for remodeling of our restaurants at the request of BKC during the tenth year of the agreements to conform to such current image, which may require the expenditure of considerable funds. These franchise agreements with BKC generally provide for an initial term of 20 years and currently have an initial franchise fee of $50,000. In the event that we terminate any franchise agreement and close the related BKC restaurant prior to the expiration of its term, we may be required to pay BKC an amount calculated based on the net present value of the royalty stream that would have been realized by BKC had such franchise agreement not been terminated. Any franchise agreement, including renewals, can be extended at our discretion for an additional 20-year term, with BKC’s approval, provided that, among other things, the restaurant meets the current Burger King operating and image standards and the franchisee is not in default under the terms of the franchise agreement. The franchise agreement fee for subsequent renewals is currently $50,000. BKC may terminate any of the franchise agreements if an act of default is committed by us under these agreements. Defaults under the franchise agreements include, among other things, our failure to operate such Burger King restaurant in accordance with the operating standards and specifications established by BKC (including failure to use equipment, uniforms or decor approved by BKC), our failure to sell products approved or designated by BKC, our failure to pay royalties or advertising and sales promotion contributions as required, our unauthorized sale, transfer or assignment of such franchise agreement or the related restaurant, certain events of bankruptcy or insolvency with respect to us, conduct by us or our employees that has a harmful effect on the Burger King restaurant system, conviction of us or our executive officers for certain indictable offenses, our failure to maintain a responsible credit rating or the acquisition by us of an interest in any other hamburger restaurant business. We are not in default under any of the franchise agreements with BKC.

In order to obtain a successor franchise agreement with BKC, a franchisee is typically required to make capital improvements to the restaurant to bring it up to Burger King’s current image standards. The required capital improvements will vary widely depending upon the magnitude of the required changes and the degree to which we have made interim improvements to the restaurant. We have two franchise agreements expiring in the fourth quarter of 2006, 17 franchise agreements expiring in 2007 and 27 franchise agreements expiring in 2008. In recent years, the historical costs of improving our Burger King restaurants in connection with franchise renewals generally have ranged from $200,000 to $400,000 per restaurant. However, any future costs for improving Burger King restaurants in connection with franchise renewals may vary significantly and will depend on a number of factors, including the geographic location and the size of those restaurants. In addition, the cost of capital improvements made in connection with future franchise agreement renewals may differ substantially from past franchise renewals.

We believe that we will be able to satisfy BKC’s normal franchise agreement renewal policies. Accordingly, we believe that renewal franchise agreements will be granted on a timely basis by BKC at the expiration of our existing franchise agreements. Historically, BKC has granted all of our requests for successor franchise agreements. However, there can be no assurances that BKC will grant these requests in the future.

We evaluate the performance of our Burger King restaurants on an ongoing basis. Such evaluation depends on many factors, including our assessment of the anticipated future operating results of the subject restaurants and the cost of required capital improvements that we would need to commit for such restaurants. If we determine that a Burger King restaurant is under-performing, we may elect to close such restaurant. We closed eight Burger King restaurants in the first nine months of 2006. We currently anticipate that we will likely elect to close approximately four Burger King restaurants in 2007. These restaurant closures will reduce total restaurant sales for our Burger King restaurants. However, based on the current operating results of such restaurants, we believe that the impact on our results of operations as a result of such restaurant closures will not be material, although there can be no assurance in this regard. Our determination of whether to close such four restaurants is not final and is subject to further evaluation and may change. We may also elect to close additional Burger King restaurants in the future.

In addition to the initial franchise fee, we generally pay to BKC a monthly royalty. For an explanation of the franchise fees and royalties see “—Franchise Fees, Royalties and Early Successor Program” below. We also contribute 4% of restaurant sales from our Burger King restaurants to fund BKC’s national and regional advertising. BKC engages in substantial national and regional advertising and promotional activities and other efforts to maintain and enhance the Burger King brand. We supplement from time to time BKC’s marketing with our own local advertising and promotional campaigns. See “—Advertising and Promotion” below.

Our franchise agreements with BKC do not give us exclusive rights to operate Burger King restaurants in any defined territory. Although we believe that BKC generally seeks to ensure that newly granted franchises do not materially adversely affect the operations of existing Burger King restaurants, we cannot assure you that franchises granted by BKC to third parties will not adversely affect any Burger King restaurants that we operate.

We are required to obtain BKC’s consent before we acquire existing Burger King restaurants from other franchisees or develop new Burger King restaurants. BKC also has the right of first refusal to purchase any Burger King restaurant that is being offered for sale by a franchisee. To date, BKC has approved all of our acquisitions of Burger King restaurants from other franchisees; however, in two instances, BKC exercised its right of first refusal and purchased restaurants we sought to acquire.

Franchise Fees, Royalties and Early Successor Program

On July 1, 2000, BKC increased its royalty and franchise fees for most new restaurants. The franchise fee for new restaurants increased from $40,000 to $50,000 for a 20-year agreement and the royalty rate increased from 3 1/2% of sales to 4 1/2% of sales, after a transitional period from July 1, 2000 through June 30, 2003. For franchise agreements entered into during the transitional period, the royalty rate is 4.0% of sales for the first ten years of the agreement and 4 1/2% of sales for the balance of the term. The advertising contribution remained at 4.0% of sales. The royalty rates for existing franchise agreements are not affected by these changes until the time of renewal.

BKC offered a voluntary program to encourage franchisees to accelerate the renewal of their franchise agreements. Franchisees that elected to participate in the Early Successor Incentive Program were required to make capital improvements in their restaurants to bring them up to Burger King’s then current design image. Franchise agreements entered into under this program contain special provisions regarding the royalty rates including a reduction in the royalty for a period of time.

For commitments made prior to July 1, 2000 to renew franchise agreements under BKC’s Fiscal 2000 Early Successor Incentive Program, the renewal franchise fee remained at $40,000. The royalty rate under this program remained at 3 1/2% of sales through March 31, 2002, at which time it was reduced to 2 3/4% of sales for the following five-year period. The royalty rate reverts back to 3 1/2% of sales effective April 1, 2007 for the remainder of any of the initial franchise term, and then increases to 4 1/2% of sales for the balance of the new agreement.

For commitments made between July 1, 2000 and June 30, 2001 to renew franchise agreements under BKC’s Fiscal 2001 Early Successor Incentive Program, the renewal franchise fee increased to $50,000. The royalty rate remained at 3 1/2% of sales through September 30, 2002, at which time it was reduced to 3% of sales for a three-year period. The royalty rate reverts back to 3 1/2% of sales effective October 1, 2005 for the remainder of any of the initial franchise term, and then increases to 4 1/2% of sales for the balance of the new franchise agreement.

After evaluating the applicable royalty reductions and the acceleration of the required capital improvements, in 2000 we elected to renew 48 franchise agreements under BKC’s Early Successor Incentive Program. Our capital expenditures relating to these renewals have been completed. Burger King royalties, as a percentage of our Burger King restaurant sales, were 3.5% in 2005 and 3.4% in 2004 and 2003.

Hispanic Brands Franchise Operations

As of September 30, 2006, Pollo Tropical had three franchisees operating a total of 26 Pollo Tropical restaurants, 22 of which were located in Puerto Rico, two in Ecuador and two located on college campuses in Florida. As of September 30, 2006, Taco Cabana had two franchisees operating a total of three Taco Cabana restaurants. During the third quarter of 2005, we acquired four Taco Cabana restaurants from a franchisee in Texas. While our existing franchisees may open new restaurants from time to time, we are not actively expanding our franchise operations at the present time. However, we believe that there are significant opportunities to expand our Hispanic Brands outside of the United States and we may seek to franchise or license our Hispanic Brands in additional markets outside of the United States. Any such expansion into additional foreign markets ideally would take the form of a franchising or licensing arrangement with one or more experienced restaurant companies with operations in the target area. We believe that there are a number of geographic areas outside of the United States which have a significant component of the population with both adequate disposable income and a strong proclivity for foods similar to those offered by our Hispanic Brands. We currently have no understandings, commitments or agreements with respect to any such franchising or licensing arrangements of our Hispanic Brands outside of the United States other than for our franchised Pollo Tropical restaurants located in Puerto Rico and Ecuador.

All of our current franchisees are required to operate their restaurants in compliance with certain methods, standards and specifications developed by us regarding such matters as menu items, recipes, food preparation, materials, supplies, services, fixtures, furnishings, decor and signs. The franchisees have discretion to determine the prices to be charged to customers. In addition, all franchisees are required to purchase substantially all food, ingredients, supplies and materials from suppliers approved by us.

Advertising and Promotion

We believe our Hispanic Brands are among the most highly recognized quick-casual restaurant brands in their core markets of south and central Florida and Texas. Pollo Tropical and Taco Cabana utilize an integrated, multi-level marketing approach that includes periodic chain-wide promotions, direct mail, in-store promotions, local store marketing and other strategies, including the use of radio and television advertising in their major markets. Combination value meals are also utilized as well as limited time offer menu item promotions. Pollo Tropical advertises in both English and Spanish media throughout the year. As a percentage of Pollo Tropical restaurant sales, Pollo Tropical’s advertising expenditures were 1.9% in 2005 and 1.6% in 2004, due to lower television and radio advertising compared to prior years, and 3.6% in 2003. As a percentage of our Taco Cabana restaurant sales, Taco Cabana’s advertising expenditures were 4.2% in 2005, 4.1% in 2004, 4.7% in 2003. Taco Cabana’s advertising expenditures, as a percentage of restaurant sales, were higher in 2003 than historical levels due to additional promotions in certain markets.

The efficiency and quality of advertising and promotional programs can significantly affect quick-casual/quick-service restaurant businesses. We believe that one of the major advantages of being a Burger King franchisee is the value of the extensive regional and national advertising and promotional programs conducted by BKC. In addition to the benefits derived from BKC’s advertising spending, we supplement from time to time BKC’s advertising and promotional activities with our own local advertising and promotions, including the purchase of additional television, radio and print advertising. The concentration of our Burger King restaurants in many of our markets permits us to leverage advertising in those markets. We also utilize promotional programs, such as combination value meals and discounted prices, targeted to our customers, in order to create a flexible and directed marketing program.

We are generally required to contribute 4% of restaurant sales from our Burger King restaurants to an advertising fund utilized by BKC for its advertising, promotional programs and public relations activities. BKC’s advertising programs consist of national campaigns supplemented by local advertising. BKC’s advertising campaigns are generally carried on television, radio and in circulated print media (national and regional newspapers and magazines).

Product Development

Each of Pollo Tropical and Taco Cabana has separate and complete product research and development functions, which we believe are comparable to other large multi-unit restaurant companies. These capabilities enable us to continually refine our menu offerings and develop new products for introduction in our Hispanic Brand restaurants. These functions include:

•	fully equipped test kitchens;

•	professional culinary and quality assurance team members;

•	consumer research protocol;

•	uniform and detailed product specification formats; and

•	product development committees that integrate marketing, operations, financial analysis and procurement.

Pollo Tropical’s test kitchen is located in our Miami division headquarters. The facility includes cooking equipment that mirrors the capability of a Pollo Tropical restaurant and a tasting area. There are three permanent staff positions, including a Director of R&D, a Manager of R&D and a Quality Assurance and Purchasing assistant.

Taco Cabana’s test kitchen is located near our San Antonio division headquarters in leased commercial space. The facility includes a large test kitchen, with equipment that mirrors the capability of a Taco Cabana restaurant, office space for all R&D staff, and a large tasting and meeting room. There are three permanent staff positions, including a Director of R&D, a Manager of R&D and Quality Assurance and a staff assistant.

Suppliers and Distributors

For our Pollo Tropical and Taco Cabana restaurants, we have negotiated directly with local and national suppliers for the purchase of food and beverage products and supplies to ensure consistent quality and freshness and to obtain competitive prices. Pollo Tropical and Taco Cabana restaurants’ food and supplies are ordered from approved suppliers and are shipped via distributors to the restaurants. Both brands are responsible for monitoring quality control and supervision of these suppliers and conduct inspections to observe the preparation and quality of products purchased. For our Pollo Tropical restaurants, Henry Lee, a division of Gordon Food Service, serves as our primary distributor of food and paper products under an agreement that expires on March 16, 2007. For our Taco Cabana restaurants, SYGMA Network, Inc. (SYGMA) serves as our primary distributor of food and beverage products and supplies. SYGMA purchases, warehouses and distributes products for these restaurants under a distribution service agreement that expires on June 1, 2009. We rely significantly on these suppliers but, in general, if any such suppliers are unable to service us, we believe that we have significant alternative sources available to us to avoid any material disruption in service. We also rely on Gold Kist under an agreement that expires on December 31, 2007 as our supplier and distributor of chicken for our Pollo Tropical restaurants and, although we believe that alternative sources of chicken are available to us, if such supplier is unable to service us, this could lead to a material disruption of service or supply until a new supplier is engaged, which could have a material adverse effect on our business. With respect to our distributors for our Pollo Tropical and Taco Cabana restaurants, although we believe that alternative distributors are available to us, if any of our distributors are unable to service us, this could lead to a material disruption of service or supply until a new distributor is engaged, which could have a material adverse effect on our business.

We are a member of a national purchasing cooperative, Restaurant Services, Inc., created for the Burger King system. Restaurant Services is a non-profit independent cooperative that acts as the purchasing agent for approved distributors to the Burger King system and serves to negotiate the lowest cost for the system. We use our purchasing power to negotiate directly with certain other vendors, to obtain favorable pricing and terms for supplying our Burger King restaurants. For our Burger King restaurants, we are required to purchase all of our foodstuffs, paper goods and packaging materials from BKC-approved suppliers. We currently utilize three distributors, Maines Paper & Food Service, Inc., Reinhart Food Service L.L.C. and MBM Food Service Inc., to supply our Burger King restaurants with the majority of their foodstuffs in various geographical areas and, as of October 15, 2006, such distributors supplied 63%, 32% and 5%, respectively, of our Burger King restaurants. We may purchase non-food items such as kitchen utensils, equipment maintenance tools and other supplies from any suitable source so long as such items meet BKC product uniformity standards. All BKC-approved distributors are required to purchase foodstuffs and supplies from BKC-approved manufacturers and purveyors. BKC is responsible for monitoring quality control and supervision of these manufacturers and conducts regular visits to observe the preparation of foodstuffs, and to run various tests to ensure that only quality foodstuffs are sold to BKC-approved suppliers. In addition, BKC coordinates and supervises audits of approved suppliers and distributors to determine continuing product specification compliance and to ensure that manufacturing plant and distribution center standards are met. Although we believe that we have alternative sources of supply available to our Burger King restaurants, in the event any distributors or suppliers for our Burger King restaurants are unable to service us, this could lead to a disruption of service or supply at our Burger King restaurants until a new distributor or supplier is engaged, which could have an adverse effect on our business.

Quality Assurance

At each of our three concepts, our operational focus is closely monitored to achieve a high level of customer satisfaction via speed, order accuracy and quality of service. Our senior management and restaurant management staffs are principally responsible for ensuring compliance with our operating policies, and with respect to our Burger King restaurants, BKC’s required operating procedures as well. We have uniform operating standards and specifications relating to the quality, preparation and selection of menu items, maintenance and cleanliness of the premises and employee conduct. In order to maintain compliance with these operating standards and specifications, we distribute to our restaurant operations management team detailed reports measuring compliance with various customer service standards and objectives, including the results of our “mystery shopper” program. These “mystery shopper” programs are conducted by an independent agency and consist of evaluations of speed, quality of service and other operational objectives including the cleanliness of our restaurants.

We also operate in accordance with quality assurance and health standards mandated by federal, state and local governmental laws and regulations. These standards include food preparation rules regarding, among other things, minimum cooking times and temperatures, maximum time standards for holding prepared food, food handling guidelines and cleanliness. To maintain these standards, we conduct unscheduled inspections of our restaurants. In addition, restaurant managers conduct internal inspections for taste, quality, cleanliness and food safety on a regular basis.

Trademarks

We believe that our names and logos for our Hispanic Brands are important to our operations. We have registered our principal Pollo Tropical and Taco Cabana logos and designs with the U.S. Patent and Trademark Office on the Principal Register as a service mark for our restaurant services. We also have secured or have applied for state and federal registrations of several other advertising or promotional marks, including variations of our principal marks, and have applied for or been granted registrations in foreign countries of our principal marks and several other marks. We intend to protect both Pollo Tropical and Taco Cabana trademarks by appropriate legal action whenever necessary. In certain foreign countries, we have been involved in trademark opposition proceedings to defend our rights to register certain trademarks. In that regard, we have discovered that an individual unaffiliated with us has registered, without our knowledge, authorization or consent, a trademark in Spain and the European Community for a name and logo virtually identical to our Pollo Tropical name and logo. We intend to initiate a cancellation action to declare such unauthorized trademark registration null and void. Although we believe we will be successful in the action, there can be no assurance in this regard.

Other than the Pollo Tropical and Taco Cabana trademarks, we have no proprietary intellectual property other than the logo and trademark of Carrols. As a franchisee of Burger King, we also have contractual rights to use certain BKC-owned trademarks, service marks and other intellectual property relating to the Burger King concept.

Government Regulation

Various federal, state and local laws affect our business, including various health, sanitation, fire and safety standards. Restaurants to be constructed or remodeled are subject to state and local building code and zoning requirements. In connection with the development and remodeling of our restaurants, we may incur costs to meet certain federal, state and local regulations, including regulations promulgated under the Americans with Disabilities Act.

We are subject to the federal Fair Labor Standards Act and various state laws governing such matters as:

•	minimum wage requirements;

•	overtime; and

•	other working conditions and citizenship requirements.

A significant number of our food service personnel are paid at rates related to the federal, and where applicable, state minimum wage and, accordingly, increases in the minimum wage have increased and in the future will increase wage rates at our restaurants.

We are also subject to various federal, state and local environmental laws, rules and regulations. We believe that we conduct our operations in substantial compliance with applicable environmental laws and regulations. None of the applicable environmental laws or regulations has had a material adverse effect on our results of operations, cash flows or financial condition.

Taco Cabana is subject to alcoholic beverage control regulations that require state, county or municipal licenses or permits to sell alcoholic beverages at each location. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Licensing entities, authorized with law enforcement authority, may issue violations and conduct audits and investigations of the restaurant’s records and procedures. Alcoholic beverage control regulations relate to numerous aspects of daily operations of Taco Cabana restaurants, including minimum age for consumption, certification requirements for employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. These regulations also prescribe certain required banking and accounting practices related to alcohol sales and purchasing.

Taco Cabana is subject to state “dram-shop” laws in the states in which it operates. Dram-shop laws provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated or minor patron. We have specific insurance that covers claims arising under dram-shop laws. However, we cannot assure you that this insurance will be adequate to cover any claims that may be instituted against us.

With respect to the franchising of Pollo Tropical and Taco Cabana restaurants, we are subject to franchise and related regulations in the U.S. and certain foreign jurisdictions where we offer and sell franchises. These regulations include obligations to provide disclosure about our two concepts, the franchise agreements and the franchise system. The regulations also include obligations to register certain franchise documents in the U.S. and foreign jurisdictions, and obligations to disclose the substantive relationship between the parties to the agreements.

Competition

The restaurant industry is highly competitive with respect to price, service, location and food quality. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with convenience stores, delicatessens and prepared food counters in supermarkets, grocery stores, cafeterias and other purveyors of moderately priced and quickly prepared foods.

We believe that:

•	product quality and taste;

•	brand recognition;

•	convenience of location;

•	speed of service;

•	menu variety;

•	price; and

•	ambiance

are the most important competitive factors in the quick-casual and quick-service restaurant segments and that our three concepts effectively compete in each category.

Pollo Tropical’s competitors include national chicken-based concepts, such as Boston Market and KFC, and regional chicken-based concepts, as well as quick-service hamburger restaurant chains and other types of quick-casual restaurants.

Taco Cabana’s restaurants, although part of the quick-casual segment of the restaurant industry, compete in Texas, Oklahoma and New Mexico with quick-service restaurants, including those in the quick-service Mexican segment such as Taco Bell, other quick-casual restaurants and traditional casual dining Mexican restaurants. We believe that Taco Cabana’s combination of freshly prepared food, distinctive ambiance and superior service help to distinguish Taco Cabana restaurants from quick-service operators, while Taco Cabana’s price-value relationship enables it to compete favorably with more expensive casual dining Mexican restaurants.

With respect to our Burger King restaurants, our largest competitors are McDonald’s and Wendy’s restaurants. According to Technomic, McDonald’s restaurants had aggregate U.S. system-wide sales of $25.6 billion for the year ended December 31, 2005 and operated 13,727 restaurants in the United States at that date, and Wendy’s restaurants had aggregate system-wide sales of $7.7 billion for the year ended December 31, 2005 and operated 6,018 restaurants in the United States at that date.

Employees

As of September 30, 2006, we employed approximately 16,300 persons, of which approximately 300 were administrative personnel and approximately 16,000 were restaurant operations personnel. None of our employees is covered by collective bargaining agreements. We believe that our relations with our employees are good.

Properties

As of September 30, 2006, we owned or leased the following restaurant properties:

	Owned Land; Owned Building	Leased Land; Owned Building	Leased Land; Leased Building	Total
Restaurants:
Pollo Tropical	2	23	48	73
Taco Cabana	7	26	108	141
Burger King	12	25	291	328

Total operating restaurants(1)(2)	21	74	447	542

(1)	Includes 15 restaurants located in mall shopping centers, four in-line or storefront locations and five co-branded locations.
(2)	Excludes restaurants operated by our franchisees. In addition, as of September 30, 2006, we had eight restaurants under construction, twelve properties leased to third parties and four properties available for sale or lease.

As of September 30, 2006, we leased 97% of our Pollo Tropical restaurants, 95% of our Taco Cabana restaurants and 96% of our Burger King restaurants. We typically enter into leases (including options to renew) ranging from 20 to 40 years. The average remaining term for all leases, including options, was approximately 25 years as of September 30, 2006. Generally, we have been able to renew leases, upon or prior to their expiration, at the prevailing market rates, although there can be no assurance that this will continue to occur.

Most of our Burger King restaurant leases are coterminous with the related franchise agreements. We believe that we generally will be able to renew, at commercially reasonable rates, the leases whose terms expire prior to the expiration of that location’s Burger King franchise agreement, although there can be no assurance that this will occur.

Most leases require us, as lessee, to pay utility and water charges and real estate taxes. Certain leases also require contingent rentals based upon a percentage of gross sales of the particular restaurant that exceed specified minimums. In some of our mall locations, we are also required to pay certain other charges such as a pro rata share of the mall’s common area maintenance costs, insurance and security costs.

In addition to the restaurant locations set forth under “—Restaurant Locations,” we own a building with approximately 25,300 square feet at 968 James Street, Syracuse, New York, which houses our executive offices and most of our administrative operations for our Burger King restaurants. We lease five small regional offices that support the management of our Burger King restaurants. We also lease approximately 13,500 square feet at 7300 North Kendall Drive, 8th Floor, Miami, Florida, which houses most of our administrative operations for our Pollo Tropical restaurants. In addition, we lease approximately 17,700 square feet of office space at 8918 Tesoro Drive, Suite 200, San Antonio, Texas, which houses most of our administrative operations for our Taco Cabana restaurants.

Legal Proceedings

On November 16, 1998, the EEOC filed suit in the United States District Court for the Northern District of New York (the “Court”), under Title VII of the Civil Rights Act of 1964, as amended, against Carrols. The complaint alleged that Carrols engaged in a pattern and practice of unlawful discrimination, harassment and retaliation against former and current female employees. The EEOC identified approximately 450 individuals (which was subsequently increased to 511 individuals) that it believed represented the class of claimants and was seeking monetary and injunctive relief from Carrols.

On April 20, 2005, the Court issued a decision and order granting Carrols’ Motion for Summary Judgment that Carrols filed in January 2004. Subject to possible appeal by the EEOC, the case is dismissed, however the Court noted that it was not ruling on the claims, if any, that individual employees might have against Carrols. We do not believe that any individual claim, if any, would have a material adverse impact on our consolidated financial condition or consolidated results of operations and cash flows.

On February 27, 2006, Carrols filed a motion for summary judgment to dismiss all but between four and 17 of the individual claims. On July 10, 2006, in its response to that motion, the EEOC has asserted that, notwithstanding the Court’s dismissal of the case as a class action, the EEOC may still maintain some kind of collective action on behalf of these claimants. Oral argument before the Court was held on October 4, 2006 and we are awaiting the Court’s decision on Carrols’ summary judgment motion. Although we believe that the EEOC’s continued class litigation argument is without merit, it is not possible to predict the outcome of the pending motion.

On November 30, 2002, four former hourly employees commenced a lawsuit against Carrols in the United States District Court for the Western District of New York entitled Dawn Seever, et al. v. Carrols Corporation. The lawsuit alleges, in substance, that Carrols violated certain minimum wage laws under the federal Fair Labor Standards Act and related state laws by requiring employees to work without recording their time and by retaliating against those who complained. The plaintiffs seek damages, costs and injunctive relief. They also seek to notify, and eventually certify, a class consisting of current and former employees who, since 1998, have worked, or are working, for Carrols. As a result of the July 21, 2005 Status Conference, the parties agreed to withdraw Plaintiff’s Motions to certify and for National Discovery, and Defendant’s Motion to Disqualify Counsel and related motions, to allow both sides limited additional discovery. Carrols has since filed a Motion for Summary Judgment as to the existing plaintiffs that the Court has under consideration. The plaintiffs have indicated they will re-file a Motion to certify and for National Discovery and Carrols intends to oppose such Motion. It is too early to evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. Consequently, it is not possible to predict what adverse impact, if any, this case could have on our consolidated financial condition or results of operations and cash flows. We intend to continue to contest this case vigorously.

We are a party to various other litigation matters incidental to the conduct of our business. We do not believe that the outcome of any of these other matters will have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information about our current directors, executive officers and other named officers and our director designees. Upon the pricing of this offering, Messrs. Chereskin and Gleason will resign from our board of directors and Messrs. Smith and Handel will be added to our board of directors, and we will restructure our board of directors and its committees. See “—Composition of the Board after this Offering” and “—Committees of the Board” below.

Name	Age	Position
Alan Vituli	65	Chairman of the Board and Chief Executive Officer
Daniel T. Accordino	55	President, Chief Operating Officer and Director
Paul R. Flanders	50	Vice President, Chief Financial Officer, and Treasurer
Joseph A. Zirkman	46	Vice President, General Counsel and Secretary
Timothy J. LaLonde	50	Vice President, Controller
Michael A. Biviano	49	Executive Vice President—Taco Cabana
James E. Tunnessen	51	Executive Vice President—Pollo Tropical
Lewis S. Shaye	51	Vice President, Chief Concept Officer
Benjamin D. Chereskin(1)	48	Director
Brian F. Gleason(1)	40	Director
Robin P. Selati	40	Director
Olaseni Adeyemi Sonuga	52	Director
Clayton E. Wilhite	61	Director
Jack A. Smith(2)	71	Director Designee
Joel M. Handel(2)	70	Director Designee

(1)	Such director will resign upon the pricing of this offering.
(2)	Such director designee will become a director upon the pricing of this offering.

Alan Vituli has been Chairman of the Board since 1986 and Chief Executive Officer since March 1992. Between 1983 and 1985, Mr. Vituli was employed by Smith Barney, Harris Upham & Co., Inc. as a Senior Vice President responsible for real estate transactions. From 1966 until joining Smith Barney, Mr. Vituli was associated with the accounting firm of Coopers & Lybrand, first as an employee and for the last 10 years as a partner. Among the positions held by Mr. Vituli at Coopers & Lybrand was National Director of Mergers and Acquisitions. Before joining Coopers & Lybrand, Mr. Vituli was employed in a family-owned restaurant business. From 1993 through our acquisition of Pollo Tropical, Inc. in 1998, Mr. Vituli served on the board of directors of Pollo Tropical, Inc. Mr. Vituli also serves on the board of directors of Ruth’s Chris Steak House, Inc.

Daniel T. Accordino has been President, Chief Operating Officer and a Director since February 1993. Before that, Mr. Accordino served as Executive Vice President—Operations from December 1986 and as Senior Vice President of Carrols from April 1984. From 1979 to April 1984, he was Vice President of Carrols responsible for restaurant operations, having previously served as our Assistant Director of Restaurant Operations. Mr. Accordino has been an employee of ours since 1972.

Paul R. Flanders has been Vice President, Chief Financial Officer and Treasurer since April 1997. Before joining us, he was Vice President-Corporate Controller of Fay’s Incorporated, a retail chain, from 1989 to 1997, and Vice President-Corporate Controller for Computer Consoles, Inc., a computer systems manufacturer, from 1982 to 1989. Mr. Flanders was also associated with the accounting firm of Touche Ross & Co. from 1977 to 1982.

Joseph A. Zirkman has been Vice President and General Counsel since January 1993. He was appointed Secretary in February 1993. Before joining us, Mr. Zirkman was an associate with the New York City law firm of Baer Marks & Upham beginning in 1986.

Timothy J. LaLonde has been Vice President, Controller since July 1997. Before joining us, he was a controller at Fay’s Incorporated, a retailing chain, from 1992 to 1997. Prior to that, he was a Senior Audit Manager with the accounting firm of Deloitte & Touche LLP, where he was employed since 1978.

Michael A. Biviano has been Executive Vice President of Taco Cabana since January 2002. Prior to that, he was Vice President—Regional Director of Operations for our Burger King restaurants since 1989, having served as a district supervisor since 1983. Mr. Biviano has been an employee of ours since 1973.

James E. Tunnessen has been Executive Vice President of Pollo Tropical since August 2003. Prior to that he was Vice President—Regional Director of Operations for our Burger King restaurants since 1989, having served as a district supervisor from 1979. Mr. Tunnessen has been an employee of ours since 1971.

Lewis S. Shaye has been Vice President, Chief Concept Officer since January 2005. Prior to joining Carrols he was Senior Vice President of Brand and Product Development for Papa Gino’s Holding Corporation (PGH), which owned, operated and franchised the Papa Gino’s Pizza and D’Angelo Grilled Sandwich brands. Mr. Shaye joined PGH in 1992 as Vice President of Operations and was promoted to Senior Vice President of Brand and Product Development in September 1995. Prior to joining PGH in 1992, Mr. Shaye was Senior District Manager at Marriott Corporation where his responsibilities included operational accountability for premier Marriott contract foodservice locations.

Benjamin D. Chereskin has served as a Director since March 1997. Mr. Chereskin is a Managing Director of Madison Dearborn, a private equity firm, which he co-founded in 1993. Before that, Mr. Chereskin was with First Chicago Venture Capital for nine years. Mr. Chereskin also serves on the board of directors of Tuesday Morning Corporation and Cinemark, Inc.

Brian F. Gleason has served as a Director since October 2003. Mr. Gleason is a Managing Director and Executive Vice President of Phoenix Management Services, Inc., a national corporate revitalization advisory firm. Mr. Gleason has been affiliated with Phoenix Management Services since 1996 and serves on its board of directors. Prior to that, Mr. Gleason worked in Corporate Finance for Reliance Insurance Company since 1991. Mr. Gleason also serves on the board of directors of Thompson Products, Inc., and International Intimates, Inc. Mr. Gleason is serving on the Board of Directors as a designee of BIB. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Robin P. Selati has served as a Director since March 1997. Mr. Selati is a Managing Director of Madison Dearborn and joined the firm in 1993. Before 1993, Mr. Selati was associated with Alex Brown & Sons Incorporated in the consumer/retail investment banking group. Mr. Selati also serves on the board of directors of Tuesday Morning Corporation, Cinemark, Inc., Ruth’s Chris Steak House, Inc. and Pierre Foods, Inc.

Olaseni Adeyemi Sonuga has served as a Director since March 2004. Mr. Sonuga is the General Manager of Bahrain International Bank (E.C.), a Bahraini publicly quoted international investment bank that he joined in 2002 as Chief Financial Officer. Bahrain International Bank (E.C.) has advised us that the stockholders and creditors of Bahrain International Bank (E.C.) entered into an agreement in May of 2004, the Asset Realization Protocol Agreement, under which Bahrain International Bank (E.C.) has been given time to liquidate its assets to meet its liabilities. Between 1999 and 2002, Mr. Sonuga served as Advisor to the Chairman of Oman Aviation Services Company SAOG, an Omani listed company that owns Oman Air and also provides airport services at all Omani airports. Prior to this, he was a Vice President at Taib Bank since 1997, a Bahraini listed company. In the period 1992 to 1997, he was the Business Services Manager of the National Drilling Company of Abu Dhabi, UAE. He began his career as a Chartered Accountant in the UK in 1979 when he joined the London office of Touche Ross. Mr. Sonuga is a Director on the board of several companies both in the USA and internationally, including Thompson Products, Inc., International Intimates, Inc. and Springfield Service Corp in the USA, and BIB Holdings (Bermuda) Ltd., Crown Dilmun Holdings (CI) Ltd. and Ascot Dilmun Holdings, Ltd, internationally.

Clayton E. Wilhite has served as a Director since July 1997. Since January 1998, Mr. Wilhite has been with CFI Group Worldwide LLC, and has been Managing Partner of its North American Group from May 1998 to December 2004 and Managing Partner of CFI Worldwide LLC since January 2005. Mr. Wilhite has served since September 1998 on the board of directors of CFI Group Worldwide LLC, an international management consulting firm specializing in measuring customer satisfaction. Between 1996 and 1998, he was the Chairman of Thurloe Holdings, L.L.C. From August 1996 through our acquisition of Pollo Tropical, Inc., Mr. Wilhite served on the board of directors of Pollo Tropical, Inc. Before 1996, Mr. Wilhite was with the advertising firm of D’Arcy Masius Benton & Bowles, Inc. having served as its Vice Chairman from 1995 to 1996, as President of DMB&B/North America from 1988 to 1995, and as Chairman and Managing Director of DMB&B/St. Louis from 1985 to 1988.

Jack A. Smith will become a director upon the pricing of this offering. Mr. Smith is President of SMAT, Incorporated, a consulting company specializing in consumer services. Mr. Smith has broad experience as a senior executive in the retail industry. Mr. Smith founded The Sports Authority, Inc., a national sporting goods chain, in 1987 where he served as Chief Executive Officer until September 1998 and as Chairman until April 1999. From 1982 until 1987, Mr. Smith served as Chief Operating Officer of Herman’s Sporting Goods. Prior to Herman’s, Mr. Smith served in executive management positions with other major retailers including Sears & Roebuck, Montgomery Ward, Jefferson Stores, and Diana Shops. Mr. Smith also serves on the board of directors of Darden Restaurants, Inc. and I-trax, Inc.

Joel M. Handel will become a director upon the pricing of this offering. Mr. Handel has been a partner in the law firm of Brown Raysman Millstein Felder & Steiner LLP since 2001. From 1976 to 2001 he was managing partner of the law firm of Baer Marks & Upham LLP.

All directors currently hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Our executive officers are chosen by our Board of Directors and serve at its discretion. All of our directors also serve as directors of Carrols.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Composition of the Board after this Offering

Our board of directors currently consists of seven members and upon pricing of this offering will consist of seven members. Upon pricing of this offering, our common stock will be listed on The NASDAQ Global Market and we will be subject to the rules of The NASDAQ Stock Market. These rules require that a majority of our board of directors be independent upon pricing of this offering and inclusion of our shares for listing on The NASDAQ Global Market. We intend to comply with these requirements and upon pricing of this offering and inclusion of our shares for listing on The NASDAQ Global Market, Messrs. Chereskin and Gleason will resign from our board of directors, and we will appoint Jack A. Smith and Joel M. Handel as independent members of our board of directors. Consequently, upon pricing of this offering, we will have five independent members of our board of directors, Messrs. Smith, Handel, Selati, Sonuga, and Wilhite.

Classified Board. Upon completion of this offering, our restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible, each serving staggered three-year terms. As a result, approximately one third of our board of directors will be elected each year and the first election shall be held at the first annual meeting following the closing of this offering.

The terms of office of our board of directors will be:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2007 and when their successors are duly elected and qualify;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2008 and when their successors are duly elected and qualify; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2009 and when their successors are duly elected and qualify.

Our initial Class I directors will be Alan Vituli and Daniel T. Accordino; our initial Class II directors will be Joel M. Handel and Clayton Wilhite; and our initial Class III directors will be Robin P. Selati, Jack A. Smith and Olaseni Adeyemi Songua.

The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Upon pricing of this offering, our restated certificate of incorporation and amended and restated bylaws will provide that the number of directors shall consist of not less than three members, with the exact number to be fixed at the discretion of the board.

Committees of the Board

Upon pricing of this offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Upon the pricing of this offering, the members of those committees will be as described below. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable.

Audit Committee

We currently have an audit committee comprised of Messrs. Selati, Gleason and Wilhite. Upon pricing of this offering and inclusion of our shares for listing on The NASDAQ Global Market, our board of directors will have an audit committee initially consisting of Messrs. Wilhite, Smith and Handel, with Mr. Smith serving as the chairman of the committee. Our board of directors will adopt a written charter for our audit committee, which will be posted on our website. Our audit committee, among other things, will:

•	review our annual and interim financial statements and reports to be filed with the SEC;

•	monitor our financial reporting process and internal control system;

•	appoint and replace our independent outside auditors from time to time, determine their compensation and other terms of engagement and oversee their work;

•	oversee the performance of our internal audit function;

•	establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	oversee our compliance with legal, ethical and regulatory matters.

The audit committee will have the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. Upon pricing of this offering, all of the members of our audit committee will be independent because Messrs. Wilhite, Smith and Handel are “independent” as defined under The NASDAQ Stock Market and SEC rules. Each member of our audit committee is financially literate. In addition, Mr. Smith will serve as our audit committee “financial expert” within the meaning of Item 401(h) of Regulation S-K of the Securities Act and has the financial sophistication required under The NASDAQ Stock Market rules. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors will be approved in advance by our audit committee.

Compensation Committee

We currently have a compensation committee composed of Messrs. Chereskin, Gleason and Wilhite. Upon pricing of this offering and inclusion of our shares for listing on The NASDAQ Global Market, our board of directors will have a compensation committee initially consisting of Messrs. Smith, Selati and Wilhite, with Mr. Wilhite serving as the chairman of the committee. All of these members of our compensation committee will be “independent” as defined under The NASDAQ Stock Market rules. The purpose of our compensation committee will be to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website. Our compensation committee, among other things, will:

•	provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our outside directors and disclosure relating to these matters; and

•	review and approve the compensation of our Chief Executive Officer and the other executive officers of us and our subsidiaries.

Nominating and Corporate Governance Committee

Upon pricing of this offering, our board of directors will have a corporate governance and nominating committee initially consisting of Messrs. Handel, Selati and Sonuga, with Mr. Handel serving as the chairman of the committee. All of these members will be “independent” as defined under The NASDAQ Stock Market rules. Our board of directors will adopt a written charter for our corporate governance and nominating committee, which will be posted on our website. Our corporate governance and nominating committee, among other things, will:

•	establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors;

•	make recommendations regarding proposals submitted by our stockholders; and

•	make recommendations to our board of directors regarding corporate governance matters and practices.

Code of Ethics

Upon pricing of this offering, we will adopt a written code of ethics applicable to our directors, officers and employees in accordance with the rules of The NASDAQ Stock Market and the SEC. Our code of ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

The code of ethics will include a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as described in Item 406 of Regulation S-K of the SEC. The audit committee of our board of directors will review our code of ethics on a regular basis and will propose or adopt additions or amendments as it determines are required or appropriate. Our code of ethics will be posted on our website.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2005, no executive officer of ours served as a director of or member of a compensation committee of any entity that has one or more executive officers serving on our board of directors or on the compensation committee of our board of directors.

Director and Executive Compensation

Compensation of Directors

Upon completion of this offering, the members of the board of directors, except for any member who is an executive officer or employee, will each receive a fee of $30,000 per year for serving as a director, plus an additional $2,000 for each board of directors meeting attended in person and $500 for each board of directors meeting attended telephonically or by videoconference. The chairman of the audit committee will receive an additional fee of $10,000 per year and each other member of the audit committee will receive an additional fee of $2,500 per year. The chairman of the compensation committee will receive an additional fee of $5,000 per year and each other member of the compensation committee will receive an additional fee of $2,500 per year. The chairman of the nominating and corporate governance committee will receive an additional fee of $2,500 per year. Other than Messrs. Vituli and Accordino, all members of our board of directors are, and upon pricing of this offering, will be, eligible to receive such cash compensation. All directors will be reimbursed for all reasonable expenses they incur while acting as directors, including as members of any committee of the board of directors. Under our 2006 Stock Incentive Plan, members of our board of directors, except for any member who is an executive officer or employee and Mr. Selati and Mr. Sonuga (or any other director designated by Madison Dearborn or BIB) will receive (i) 6,700 shares of restricted common stock in connection with this offering (in the case of each of Messrs. Wilhite, Smith and Handel) or, upon becoming a director (in the case of any future director), a number of shares of restricted common stock having an aggregate fair market value (as defined in our 2006 Stock Incentive Plan) of $100,000 and (ii) on the date of each annual meeting of our stockholders (beginning with the first annual meeting of our stockholders following the completion of this offering) stock options to purchase 3,500 shares of our common stock. See “—Management Arrangements—Employee Benefit Plans—2006 Stock Incentive Plan” below.

Compensation of Executives

The following tables set forth certain information for the years ended December 31, 2005, 2004 and 2003 for our Chief Executive Officer and our next five most highly compensated executive officers who served as our executive officers during the year ended December 31, 2005 and whose annual compensation exceeded $100,000. We sometimes refer to our Chief Executive Officer and these five other officers as our “named executive officers.”

Summary Compensation Table

	Annual Compensation			Long-Term Compensation		All Other Compensation(4)
Name and Principal Position	Year	Salary	Bonus(1)	Stock Award($)(2)	Securities Underlying Options (#)(3)
Alan Vituli Chairman of the Board and Chief Executive Officer	2005 2004 2003	$600,000 561,000 550,008	$379,367 9,251,531 —	$6,880,313 — —	— — —	$	— — 17,000

Daniel T. Accordino President, Chief Operating Officer and Director	2005 2004 2003	$460,008 428,400 420,000	$290,853 4,837,852 —	$3,536,804 — —	— — —	$	— — 7,125

Michael A. Biviano Executive Vice President, Taco Cabana	2005 2004 2003	$259,708 244,800 234,231	$172,701 716,933 —	$391,079 — —	— 783 1,044	$	— — —

Lewis S. Shaye Vice President, Chief Concept Officer	2005 2004 2003	$281,923 — —	$120,390 — —	$123,000 — —	— — —	$	— — —

Paul R. Flanders Vice President, Chief Financial Officer and Treasurer	2005 2004 2003	$223,008 214,200 210,000	$94,171 698,011 —	$401,288 — —	— 500 500	$	— — —

Joseph A. Zirkman Vice President, General Counsel and Secretary	2005 2004 2003	$223,008 214,200 210,000	$94,171 656,586 —	$368,385 — —	— 500 500	$	— — —

(1)	We provide bonus compensation to our executive officers based on an individual’s achievement of certain specified objectives and our achievement of specified increases in stockholder value. In January 2005, we also made a compensatory bonus distribution of approximately $20.3 million to employee option holders (including our executive officers and a director), in conjunction with the December 2004 Transactions on a pro rata basis in proportion to the number of shares of common stock issuable upon exercise of options owned by such persons. Bonuses earned in 2004 (and paid in 2005) by Mr. Vituli, Mr. Accordino, Mr. Biviano, Mr. Flanders and Mr. Zirkman, included $8,662,481, $4,452,922, $492,377, $505,231 and $463,806, respectively, for amounts earned in conjunction with this special bonus distribution.
(2)	Represents the estimated value of shares of our common stock issued to the named individuals. On May 3, 2005, we issued 2,941,653 shares of our common stock in exchange for the cancellation and termination of an identical number of outstanding options to purchase shares of our common stock, and at the same time issued an additional 61,406 shares of our common stock in separate awards. The number of shares awarded to Mr. Vituli, Mr. Accordino, Mr. Biviano, Mr. Shaye, Mr. Flanders and Mr. Zirkman, were 1,262,845, 649,161, 71,780, 22,576, 73,654, and 67,615, respectively. With the exception of Mr. Shaye, who held no options, each of the named officers had an identical number of stock options cancelled in exchange for the award of stock. The fair market value of a share of our common stock on the date of these awards was estimated to be approximately $5.45. See “—2005 Stock Awards”.
(3)	Reflects stock option grants for shares of our common stock in 2003 and 2004. These awards were cancelled in 2005 pursuant to footnote (2) above.
(4)	Represents the premiums paid by us prior to July 2003 for split-dollar life insurance policies whereby Mr. Vituli and Mr. Accordino have designated beneficiaries.

Stock Option Grants in 2005

We did not grant any stock options or stock appreciation rights to the named executive officers during 2005.

Aggregated Option Exercises in 2005 and 2005 Year-End Option Values

The named executive officers did not exercise any stock options or stock appreciation rights during 2005.

2005 Stock Awards

Effective May 3, 2005, we issued an aggregate of 2,941,653 shares of our common stock in exchange for the cancellation and termination of an identical number of outstanding options to purchase shares of our common stock. As a consequence of the exchange, all outstanding stock options were cancelled and terminated. All shares were issued pursuant to stock award agreements, which provided that such shares are fully vested and non-forfeitable upon issuance, but may not be sold or otherwise disposed of until the earlier of (i) May 3, 2007 or (ii) a “change of control” (as defined in the stock award agreement). Such agreements also provided that up to an aggregate of 16% of each recipient’s shares (for those recipients that were issued 1,128 or more shares) are subject to repurchase by us (at our option) after December 31, 2006 under certain circumstances described in the award agreements. In addition, such shares were subject to repurchase by us (at our option) in the event of a termination of employment before the occurrence of certain events.

Stock Awards and Option Awards in Connection with this Offering

In connection with this offering, we will issue options to acquire a total of 1,251,950 shares of our common stock to certain of our officers and employees under our 2006 Stock Incentive Plan at an exercise price equal to the initial public offering price per share of the common stock in this offering, with respect to 50% of the stock options to be issued to each individual, and at an exercise price equal to 120% of the initial public offering price with respect to the other 50% of the stock options to be issued to each individual. In particular, we will issue options to acquire 237,000 shares to Mr. Vituli, options to acquire 158,000 shares to Mr. Accordino, options to acquire 19,200 shares to Mr. Biviano, options to acquire 19,200 shares to Mr. Shaye, options to acquire 14,700 shares to Mr. Flanders and options to acquire 19,200 shares to Mr. Zirkman.

All of such options will vest and become exercisable over a period of five years, with one-fifth of such options vesting and becoming exercisable on the first anniversary of the date such options are granted and an additional one-sixtieth of such options vesting and becoming exercisable on the first day of each month following the first anniversary of the date of grant. Mr. Vituli’s and Mr. Accordino’s options will vest and become exercisable as provided above, except that (i) all of Mr. Vituli’s unvested options will immediately vest and become exercisable in the event that we or Carrols elect not to renew Mr. Vituli’s employment agreement after the initial term, which expires on December 31, 2008, and Mr. Vituli ceases to be employed after the end of such initial term, or if Mr. Vituli’s employment is terminated by us or Carrols without cause (as defined in Mr. Vituli’s employment agreement) or Mr. Vituli retires at any time after the initial two-year term of his employment agreement and (ii) all of Mr. Accordino’s unvested options will immediately vest and become exercisable in the event that Mr. Accordino’s employment is terminated by Mr. Accordino for the reason that Mr. Vituli has ceased to be Chief Executive Officer of us or Carrols and a person other than Mr. Accordino has succeeded Mr. Vituli as Chief Executive Officer.

In addition, in connection with this offering, we will issue 6,700 shares of restricted common stock to each of Messrs. Wilhite, Smith and Handel and we will issue a total of 54,900 additional shares of restricted common stock to certain of our employees under our 2006 Stock Incentive Plan.

Management Arrangements

Management Agreements

Vituli Employment Agreement

Prior to the pricing of this offering, we and Carrols will enter into an employment agreement with Alan Vituli. Pursuant to the employment agreement, which will be effective as of the date of the pricing of this offering and which will expire on December 31, 2008, Mr. Vituli will continue to serve as Carrols’ and our Chairman of the Board of Directors and Chief Executive Officer. The employment agreement is subject to automatic renewals for successive one-year terms unless either Mr. Vituli, we or Carrols elect not to renew the employment agreement by giving written notice to the others at least 90 days before a scheduled expiration date. The employment agreement provides that Mr. Vituli will receive an annual base salary of $650,000 and provides that such amount may be increased annually at the sole discretion of our compensation committee. Pursuant to the employment agreement, Mr. Vituli will participate in Carrols’ Executive Bonus Plan, and any stock option or other equity incentive plans applicable to executive employees as determined by our compensation committee. The employment agreement also provides that if Mr. Vituli’s employment is terminated without cause (as defined in the employment agreement) or Mr. Vituli terminates his employment for good reason (as defined in the employment agreement), in each case within twelve months following a change of control (as defined in the employment agreement), Mr. Vituli will receive a cash lump sum payment equal to 2.99 times his average salary plus his average annual bonus (paid under Carrols’ Executive Bonus Plan or deferred under the Carrols Corporation & Subsidiaries Deferred Compensation Plan) for the prior five years. The employment agreement also provides that if Mr. Vituli’s employment is terminated by us or Carrols without cause (other than following a change of control as described above) or Mr. Vituli terminates his employment for good reason (other than following a change of control as described above), Mr. Vituli will receive a cash lump sum payment in an amount equal to 2.00 times his average salary plus average annual bonus (paid under Carrols’ Executive Bonus Plan or deferred under the Carrols Corporation & Subsidiaries Deferred Compensation Plan) for the prior five years. The employment agreement includes non-competition and non-solicitation provisions effective during the term of the employment agreement and for two years following its termination.

Accordino Employment Agreement

Prior to the date of the pricing of this offering, we and Carrols will enter into an employment agreement with Daniel T. Accordino. Pursuant to the employment agreement, which will be effective as of the date of the pricing of this offering and which will expire on December 31, 2008, Mr. Accordino will continue to serve as Carrols’ and our President and Chief Operating Officer. The employment agreement is subject to automatic renewals for successive one-year terms unless either Mr. Accordino, we or Carrols elect not to renew the employment agreement by giving written notice to the others at least 90 days before a scheduled expiration date. The employment agreement provides that Mr. Accordino will receive an annual base salary of $500,000 and provides that such amount may be increased annually at the sole discretion of our compensation committee. Pursuant to the employment agreement, Mr. Accordino will participate in Carrols’ Executive Bonus Plan, and any stock option or other equity incentive plans applicable to executive employees, as determined by our compensation committee. The employment agreement also provides that if Mr. Accordino’s employment is terminated without cause (as defined in the employment agreement) or Mr. Accordino terminates his employment for good reason (as defined in the employment agreement), in each case within twelve months following a change of control (as defined in the employment agreement), Mr. Accordino will receive a cash lump sum payment equal to 2.99 times his average salary plus his average annual bonus (paid under Carrols’ Executive Bonus Plan or deferred under the Carrols Corporation & Subsidiaries Deferred Compensation Plan) for the prior five years. The employment agreement also provides that if Mr. Accordino’s employment is terminated by us or Carrols without cause (other than following a change of control as described above) or Mr. Accordino terminates his employment for good reason (other than following a change of control as described above), Mr. Accordino will receive a lump sum cash payment in an amount equal to 2.00 times his average salary plus average annual bonus (paid under Carrols’ Executive

Bonus Plan or deferred under the Carrols Corporation & Subsidiaries Deferred Compensation Plan) for the prior five years. The employment agreement includes non-competition and non-solicitation provisions effective during the term of the employment agreement and for two years following its termination.

Change of Control/Severance Agreement

Prior to the pricing of this offering, we and Carrols will enter into a change of control/severance agreement with each of Messrs. Biviano, Shaye, Flanders, Zirkman, and five of our and Carrols’ other officers. Each change of control/severance agreement provides that if within one year following a “change of control” (as defined in the change of control/severance agreement), such employee’s employment is terminated by us or Carrols without cause (as defined in the change of control/severance agreement) or by such employee for good reason (as defined in the change of control/severance agreement), then such employee will be entitled to receive (a) a cash lump sum payment in the amount equal to the product of 18 and the employee’s monthly base salary at the then current rate, (b) an amount equal to the aggregate bonus payment for the year in which the employee incurs a termination of employment to which the employee would otherwise have been entitled had his employment not terminated under the Executive Bonus Plan then in effect, and (c) continued coverage under our welfare and benefits plans for such employee and his dependents for a period of up to 18 months. Each change of control/severance agreement also provides that if prior to a change of control or more than one year after a change of control, such employee’s employment is terminated by us or Carrols without cause or by such employee for good reason, then such employee will be entitled to receive (a) a cash lump sum payment in the amount equal to one year’s salary at the then current rate, (b) an amount equal to the pro rata portion of the aggregate bonus payment for the year in which the employee incurs a termination of employment to which the employee would otherwise have been entitled had his employment not terminated under the Executive Bonus Plan then in effect and (c) continued coverage under our welfare and benefits plans for such employee and his dependents for a period of up to 18 months. The payments and benefits due under each change of control/severance agreement cannot be reduced by any compensation earned by the employee as a result of employment by another employer or otherwise. The payments are also not subject to any set-off, counterclaim, recoupment, defense or other right that we may have against the employee.

Employee Benefit Plans

Employee Retirement Plan

Carrols offers salaried employees the option to participate in the Carrols Corporation Retirement Savings Plan (the “Retirement Plan”). Under the Retirement Plan, our contributions begin to vest after one year and fully vest after five years of service. A year of service is defined as a plan year during which an employee completes at least 1,000 hours of service. We may elect to contribute on an annual basis to the Retirement Plan. Our contributions are equal to 50% of the employee’s contribution up to a maximum contribution of $520,000 annually for any plan year that we participate in an employee match. The Retirement Plan includes a pre-tax savings option pursuant to section 401(k) of the Internal Revenue Code in addition to a post-tax savings option. Participating employees may contribute up to 50% of their salary annually to either of the savings options, subject to other limitations. The employees have various investment options available under a trust established by the Retirement Plan. The employee’s contributions may be withdrawn at any time, subject to restrictions on future contributions. Our matching contributions may be withdrawn by the employee under certain conditions of financial necessity or hardship as defined in the Retirement Plan. Our contributions to the Retirement Plan totaled $403,000 and $432,000 for the years ended December 31, 2005 and 2003, respectively. For the 2004 plan year, we did not make any matching contributions.

Deferred Compensation Plan

We have a Deferred Compensation Plan which permits employees not eligible to participate in the Retirement Plan because they have been excluded as “highly compensated” employees (as so defined in the Retirement Plan), to voluntarily defer portions of their base salary and annual bonus. All amounts deferred by the participants earn interest at 8% per annum. We do not match any portion of the funds.

Bonus Plans

We have cash bonus plans designed to promote and reward excellent performance by providing employees with incentive compensation. Key senior management executives of each operating division can be eligible for bonuses equal to varying percentages of their respective annual salaries determined by our performance as well as the division’s performance.

Long-Term Incentive Plans

We have historically maintained several long-term incentive plans. As indicated above, in “—2005 Stock Awards”, all outstanding stock options were cancelled and terminated effective May 3, 2005 in exchange for the issuance of an identical number of shares of our common stock. At the same time, all stock option plans were terminated. The terminated plans included: (i) the Carrols Holdings Corporation 1996 Long-Term Incentive Plan; (ii) the Carrols Holdings Corporation 1998 Directors’ Stock Option Plan; (iii) the Carrols Holdings Corporation 1998 Pollo Tropical Long-Term Incentive Plan; and, (iv) the Carrols Holdings Corporation 2001 Taco Cabana Long-Term Incentive Plan.

2006 Stock Incentive Plan

On November 21, 2006, our board of directors and our stockholders adopted and approved the 2006 Stock Incentive Plan, which we sometimes refer to as the stock incentive plan. The purpose of the stock incentive plan is to attract and retain persons eligible to participate in the stock incentive plan, such as our officers, employees, associates, directors and any consultants or advisors providing services to us and further align the interests of such officers, employees, associates, directors, consultants or advisors with those of our other stockholders.

Awards. The stock incentive plan provides for the grant of stock options and stock appreciation rights, stock awards, performance awards, outside director stock options and outside director stock awards. No award may be granted under the stock incentive plan on or after November 21, 2016 or such earlier time as our board of directors may determine.

Shares Subject to the 2006 Stock Incentive Plan. Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the stock incentive plan is 3,300,000 shares. Subject to adjustment as discussed below, the maximum number of shares that may be covered by stock options, stock appreciation rights and stock awards, in the aggregate, granted to any one participant during any calendar year is 275,000 shares. If an award granted under the stock incentive plan terminates, lapses or is forfeited without the delivery of shares or any shares of restricted stock granted under the stock incentive plan are forfeited, then the shares covered by the terminated, lapsed or forfeited award or the forfeited restricted stock, as applicable, will again be available for grant.

In the event of any change affecting the outstanding shares of our common stock by reason of, among other things, a stock dividend, special cash dividend, stock split, combination or exchange of shares, recapitalization or other change in our capital structure, our corporate separation or division (including, but not limited to, a split-up, spin-off, split-off or other distribution to our stockholders, other than a normal cash dividend), sale by us of all or a substantial portion of our assets (measured on either a stand-alone or consolidated basis), reorganization, rights offering, partial or complete liquidation, merger or consolidation in which we are the surviving corporation or any transaction similar to the foregoing, the compensation committee of our board of directors, in its discretion, may make such substitution or adjustment as it deems equitable as to (1) the number or kind of shares that may be delivered under the stock incentive plan and/or the number or kind of shares subject to outstanding awards, (2) the exercise price of outstanding options, outside director options and stock appreciation rights and/or (3) other affected terms of the awards.

Plan Administration. The stock incentive plan is administered by the compensation committee of our board of directors. Our board of directors can also administer the stock incentive plan if a compensation committee or other committee has not been appointed or is not eligible to act. The compensation committee has the authority to (1) select stock incentive plan participants, (2) determine whether and to what extent stock options, stock appreciation rights and stock awards are to be granted and the number of shares of stock to be covered by each award (other than an outside director award), (3) approve forms of agreement for use under the stock incentive plan, (4) determine terms and conditions of awards (including, but not limited to, the option price, any vesting restriction or limitation, any vesting acceleration or waiver or forfeiture, and any right of repurchase, right of first refusal or other transfer restriction regarding any award), (5) modify, amend or adjust the terms and conditions of any award, (6) determine the fair market value and (7) determine the type and amount of consideration to be received by us for any stock award issued. Any determination with respect to any award will be made in the sole discretion of the compensation committee.

Eligibility. Any employee, officer, director, associate, advisor or consultant to us or any of our affiliates is eligible to participate in the stock incentive plan. In each case, the compensation committee selects the actual grantees.

Options. Under the stock incentive plan, the compensation committee may grant both options intended to constitute “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code and non-qualified stock options. The exercise price for options will be determined by the compensation committee; provided, however, that the exercise price cannot be less than 100% of the fair market value (as defined in the stock incentive plan) of our common stock on the grant date. In the case of incentive stock options granted to an employee who, immediately before the grant of an option, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our subsidiaries, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the grant date and the incentive stock option will terminate on a date not later than one day preceding the fifth anniversary of the date on which such incentive stock option was granted.

The compensation committee determines when, and upon what terms and conditions, options granted under the plan will be exercisable, except that no option will be exercisable more than 10 years after the date on which it is granted. The compensation committee determines the vesting of stock options at the time of grant, except that no stock option shall become vested earlier than the first anniversary of the date of grant of such stock option or later than the seventh anniversary of the date of grant of such stock option and the participant must remain in active employment or service with us or an affiliate until the applicable vesting date. The exercise price may be paid (1) with cash, (2) unrestricted and vested shares owned by the optionee, (3) unless otherwise prohibited by law for either us or the optionee, by irrevocably authorizing a third party to sell shares (or a sufficient portion of the shares) acquired upon the exercise of the stock option and remit to us a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise, or (4) a combination of cash and/or stock.

Stock Appreciation Rights. The compensation committee may grant stock appreciation rights, which we refer to as SARs, under the stock incentive plan on a stand alone basis. The compensation committee determines the term of a SAR at the time of grant, except that no SAR will be exercisable more than 10 years after the date on which it is granted. The compensation committee determines the vesting of a SAR at the time of grant, except that no SAR shall become vested earlier than the first anniversary of the date of grant of such SAR or later than the seventh anniversary of the date of grant of such SAR and the participant must remain in active employment or service with us or an affiliate until the applicable vesting date.

Unless otherwise provided in the applicable option agreement (in the case of stock options) or SAR agreement (in the case of SARs), stock options or SARs granted under the stock incentive plan will have the following terms:

•	if a participant’s employment or provision of services terminates by reason of death or Disability (as defined in the stock incentive plan), all stocks option or SARs held by such participant will become fully vested and exercisable and may be exercised for a period of one year from the date of such death or termination of employment or services, as applicable, or until the expiration of the stated term of such stock option or SAR, whichever period is shorter.

•	If a participant’s employment or provision of services is terminated by the participant for Retirement (as defined in the stock incentive plan), any stock option or SAR held by such participant may thereafter be exercised, to the extent it was exercisable at the time of termination, for a period of six months from the date of such termination of employment or provision of services or until the expiration of the stated term of such stock option or SAR, whichever period is shorter, and any stock option or SAR that is unvested or unexercisable at the date of termination shall terminate.

•	If a participant’s employment or provision of services terminates involuntarily without Cause (as defined in the stock incentive plan), and for reasons other than death, Disability or Retirement, any stock option or SAR held by such participant may thereafter be exercised, to the extent it was exercisable at the time of termination, for a period of three months from the date of such termination of employment or provision of services or until the expiration of the stated term of such stock option or SAR, whichever period is shorter, and any stock option or SAR that is unvested or unexercisable at the date of termination shall terminate.

•	If a participant’s employment or provision of services terminates involuntarily for Cause, vesting of all outstanding stock options or SARs held by such participant shall thereupon terminate and all stock options or SARs held by such participant shall terminate.

•	If a participant’s employment or provision of services is terminated by the participant for any reason other than death, Disability or Retirement, any stock option or SAR held by such participant may thereafter be exercised, to the extent it was exercisable at the time of termination, for a period of one month from the date of such termination of employment or provision of services or until the expiration of the stated term of such stock option or SAR, whichever period is shorter, and any stock option or SAR that is unvested or unexercisable at the date of termination shall terminate.

Stock Awards. The compensation committee may grant awards of shares, restricted shares and restricted stock units upon the terms, conditions, performance requirements, restrictions, forfeiture provisions, contingencies and limitations as it determines. The compensation committee determines the vesting of stock awards at the time of grant, except that no stock award shall become vested earlier than the first anniversary of the date of grant of such stock award or later than the seventh anniversary of the date of grant of such stock award and the participant must remain in active employment or service with us or an affiliate until the applicable vesting date.

Except as otherwise provided in the applicable award agreement, if a participant’s employment or provision of services is (1) terminated by death, Disability or any reason other than Cause, all stock underlying a stock award will become fully vested and non-forfeitable, and (2) terminated by us for Cause or by the participant for any reason other than death or Disability, all stock underlying a stock award, to the extent unvested at the time of termination, will be forfeited.

Performance Awards. The right of a participant to exercise or receive a grant or settlement of any award, and its timing, may be subject to performance conditions specified by the compensation committee at the time of grant. The compensation committee may use business criteria and other measures of performance it deems appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase amounts payable under any award subject to performance conditions, except as limited under the stock incentive plan in the case of a performance award intended to qualify under Section 162(m) of the Internal Revenue Code.

Outside Director Stock Options. On the date of the first annual meeting of stockholders following the consummation of this offering and on the date of the annual meeting of our stockholders during each fiscal year thereafter, each Outside Director (as defined in the stock incentive plan) will receive an outside director stock option to purchase 3,500 shares of our common stock. The term of an outside director stock option is seven years. An outside director stock option will vest and become exercisable in installments over five years with options for one-fifth of the shares underlying the outside director stock option vesting and becoming exercisable on the first anniversary of the date of grant of the outside director stock option and options for an additional one-fifth of the underlying shares vesting and becoming exercisable on each subsequent anniversary of the date of grant, provided that such Outside Director continuously remains a director through the applicable vesting date. Any unvested outside director stock options will terminate immediately upon the Outside Director ceasing to be a director.

Outside Director Stock Awards. An Outside Director serving on our board of directors on the effective date of this offering shall receive a stock award of 6,700 shares of our stock. An Outside Director appointed subsequent to the consummation of this offering shall receive as of the date of such appointment, stock awards of an aggregate fair market value of $100,000 on the date of grant.

An outside director stock award will vest and become exercisable in installments over five years with one-fifth of the shares underlying the outside director stock award vesting and becoming exercisable on the first anniversary of the date the outside director stock award is granted and an additional one-fifth of the underlying shares vesting and becoming exercisable on each subsequent anniversary of the grant date, provided that the Outside Director continuously remains a director through the applicable vesting date. Any unvested shares underlying an outside director stock award will be immediately forfeited upon the Outside Director ceasing to be a director. No outside director stock award is transferable unless vested.

Change of Control. In the event of a Change in Control (as defined in the stock incentive plan), (i) outstanding and unvested stock options, outside director stock options and stock appreciation rights will be fully vested and exercisable, (ii) restrictions on outstanding stock awards and outside director stock awards will lapse and the shares relating to such awards will become fully vested and transferable, and (iii) outstanding awards will be subject to any agreement of acquisition, merger or reorganization that effects such Change in Control and that provides for the continuation of outstanding awards by us, assumption of outstanding awards, substitution of equivalent awards for the outstanding awards or settlement of each share of stock subject to an outstanding award for the Change in Control Price (as defined in the stock incentive plan).

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock as of September 30, 2006 and as adjusted to reflect the sale of common stock in this offering and the issuance of an aggregate of 75,000 shares of restricted stock to be issued in connection with this offering under our 2006 Stock Incentive Plan for:

•	each person who is known by us to own beneficially more than 5% of our common stock, including the selling stockholders;

•	each of our directors and director designees;

•	each of our named executive officers; and

•	all of our directors, director designees and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or direct the disposition of such security. Under those regulations, the number of shares of common stock and percentages set forth opposite the name of each person and entity in the following table includes common stock underlying options held by that person or entity, including any options that are to be granted to such persons in connection with this offering, that are exercisable within 60 days after September 30, 2006, but excludes common stock underlying options held by any other person or entity. Except as noted below, the address for each person listed in the following table is c/o Carrols Restaurant Group, Inc. 968 James Street, P.O. Box 6969, Syracuse, NY 13217. Subject to applicable community property laws, we believe that all persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

	Shares Beneficially Owned Before this Offering		Shares to be Sold in this Offering Assuming No Exercise of Over-allotment Option	Shares Beneficially Owned After this Offering Assuming No Exercise of Over-allotment Option		Additional Shares to be Sold in this Offering Assuming Full Exercise of Over-allotment Option	Shares Beneficially Owned After this Offering Assuming Full Exercise of Over-allotment Option
Name of Beneficial Owner(1)(2)	Number	%	Number	Number	%	Number	Number	%
BIB Holdings (Bermuda) Ltd.(3)	6,396,537	40.3%	2,166,667	4,229,870	19.6%	750,000	3,479,870	16.1%
Madison Dearborn Capital Partners(4)	6,396,536	40.3%	2,166,667	4,229,869	19.6%	750,000	3,479,869	16.1%
Alan Vituli(5)	1,373,772	8.6%	—	1,373,772	6.4%	—	1,373,772	6.4%
Daniel T. Accordino	658,868	4.1%	—	658,868	3.0%	—	658,868	3.0%
Paul R. Flanders	73,654	*	—	73,654	*	—	73,654	*
Joseph A. Zirkman	69,003	*	—	69,003	*	—	69,003	*
Michael A. Biviano	71,780	*	—	71,780	*	—	71,780	*
Lewis S. Shaye	22,576	*	—	22,576	*	—	22,576	*
Benjamin D. Chereskin(6)	6,396,536	—	2,166,667	4,229,869	19.6%	750,000	3,479,869	16.1%
Brian F. Gleason	—	—	—	—	—	—	—	—
Robin P. Selati(6)	6,396,536	—	2,166,667	4,229,869	19.6%	750,000	3,479,869	16.1%
Olaseni Adeyemi Sonuga	—	—	—	—	—	—	—	—
Clayton E. Wilhite(7)	45,152	*	—	51,852	*	—	51,852	*
Jack A. Smith(7)	—	—	—	6,700	*	—	6,700	*
Joel M. Handel(7)	—	—	—	6,700	*	—	6,700	*

Directors, director designees and executive officers as a group (fifteen persons)	8,785,457	55.3%	2,166,667	6,638,890	30.7%	750,000	5,888,890	27.2%

*	Less than 1%
(1)

The number of shares of common stock shown in the table includes shares that were issued on May 3, 2005 to executive officers and a director in exchange for the cancellation and termination of all of their existing stock options. The number of shares issued to each person was identical to the number of stock options held (except for Mr. Shaye who held no options) and were as follows: 1,262,845 shares for Mr. Vituli; 649,161 shares for Mr. Accordino; 73,654 shares for Mr. Flanders; 67,615 shares for Mr. Zirkman; 71,780 shares for Mr. Biviano; 22,576 shares for Mr. Shaye; 45,152 shares for Mr. Wilhite; and 2,314,805 shares for all directors, director designees and executive officers as a group. See “Management—Director and Executive Compensation—2005 Stock Awards”.

(2)	The address of BIB Holdings (Bermuda), Ltd. (“BIB”) is c/o Dilmun Investments, Inc., 84 West Park Place, Stamford, CT 06901. The address of Madison Dearborn, each of the Madison Dearborn entities, Mr. Chereskin and Mr. Selati is Three First National Plaza, Suite 3800, Chicago, IL 60602.
(3)	These 6,396,537 shares of common stock were previously owned by Atlantic Restaurants, Inc., which was formed to effect the acquisition of Carrols in 1996. Atlantic Restaurants, which was a wholly-owned subsidiary of BIB, was merged into BIB on February 10, 1999. BIB is a wholly-owned subsidiary of Bahrain International Bank (E.C.) (the “Bank”). Based on information provided to us by the Bank, we understand that the creditors of the Bank agreed in May 2004 to an asset realization protocol which will entail a program for the realization of the assets of the Bank. According to the Bank, at the end of such process the Bank is expected to continue operations.
(4)	Madison Dearborn Capital Partners, L.P. (“MDCP”) is the record owner of 3,198,262 shares and Madison Dearborn Capital Partners II, L.P. (“MDCPII”) is the record owner of 3,198,274 shares. The shares held by MDCP may be deemed to be beneficially owned by Madison Dearborn Partners, L.P. (“MDP”), the sole general partner of MDCP. The shares held by MDCPII may be deemed to be beneficially owned by Madison Dearborn Partners II, L.P. (“MDPII”), the sole general partner of MDCPII. John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of (i) MDP that has the power, acting by majority vote, to vote or dispose of the shares directly held by MDCP and (ii) MDPII that has the power, acting by majority vote, to vote or dispose of the shares directly held by MDCPII. Messrs. Canning, Finnegan and Mencoff and MDP and MDPII each hereby disclaims any beneficial ownership of any shares directly held by MDCP and MDCPII. The address for MDCP, MDCPII, MDP, MDPII and Messrs. Canning, Finnegan and Mencoff is Three First National Plaza, Suite 3800, Chicago, IL 60602.
(5)	All shares are held by the Vituli Family Trust and deemed to be beneficially owned by Mr. Vituli.
(6)	All of such shares are held by affiliates of Madison Dearborn as reported in footnote (4) above. Mr. Chereskin and Mr. Selati are each Managing Directors of Madison Dearborn, and therefore they each may be deemed to share voting and investment power over the shares owned by these entities, and therefore to beneficially own such shares. Both Mr. Chereskin and Mr. Selati disclaim beneficial ownership of all such shares.
(7)	In connection with this offering, we will grant 6,700 shares of restricted common stock under our 2006 Stock Incentive Plan to each of Mr. Wilhite, Mr. Smith and Mr. Handel, which shares are reflected in this table.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

On March 27, 1997, in connection with the investment by MDCP and MDCPII, whom we sometimes collectively refer to as the Madison Dearborn Stockholders, all holders of our common stock entered into a stockholders agreement containing agreements among such stockholders with respect to the voting of such common stock, the right of each of the Madison Dearborn Stockholders (collectively), BIB and Alan Vituli to designate directors, and the limitations on our ability and the ability of holders of our common stock to sell, transfer, assign, pledge or otherwise dispose of their common stock.

Currently, Messrs. Chereskin and Selati are serving on the board of directors as designees of the Madison Dearborn Stockholders, Messrs. Gleason, Sonuga and Wilhite are serving on the board of directors as designees of BIB and Messrs. Vituli and Accordino are serving on the board of directors as designees of Mr. Vituli.

In connection with this offering, the parties to the stockholders agreement entered into an agreement providing for the termination of the stockholders agreement upon completion of this offering. Such agreement also provides that we and our board of directors must take all necessary action within our control so that one director designated by the Madison Dearborn Stockholders (collectively) and one director designated by BIB are nominated for election as Class III directors (and whose term of office will therefore expire at our annual meeting of stockholders in 2009), and gives the Madison Dearborn Stockholders (collectively) and BIB the sole right to remove and replace (with a designee reasonably acceptable to us) their respective directors. Such right to replace directors may only be exercised once by each of the Madison Dearborn Stockholders (collectively) and BIB. The right to nominate, remove and replace directors as aforesaid terminates upon the earliest of (1) immediately prior to our annual stockholders meeting in 2009, (2) with respect to the Madison Dearborn Stockholders, at any time they collectively cease to own, of record or beneficially, at least 5% of the aggregate number of shares of our common stock then outstanding and (3) with respect to BIB, at any time it ceases to own, of record or beneficially, at least 5% of the aggregate number of our shares of common stock then outstanding.

Registration Agreement

On March 27, 1997, in connection with the investment by the Madison Dearborn Stockholders, BIB, Alan Vituli, Daniel T. Accordino and Joseph A. Zirkman entered into a registration agreement with us. The registration agreement provides the Madison Dearborn Stockholders and BIB the right to demand registration of our common stock held by them under the Securities Act. The registration agreement also provides that whenever we register shares of our common stock under the Securities Act (other than on a Form S-4 or Form S-8) including pursuant to a demand by the Madison Dearborn Stockholders or BIB, then all of these stockholders will have the right to register their shares of common stock as part of that registration. The registration rights under this agreement are subject to the rights of the managing underwriters, if any, to reduce or exclude certain shares owned by these shareholders from the registration. The registration agreement requires us to pay for all costs and expenses, other than underwriting discounts and commissions, for these stockholders, incurred in connection with the registration of shares under the agreement. Under the registration agreement, we have agreed to indemnify the holders of the common stock entitled to registration rights against certain liabilities, including liabilities under the Securities Act.

Indemnification and Insurance

For a description of the limitations on liability and indemnification of, and provision of insurance covering, our directors and executive officers, see “Description of Capital Stock—Anti-Takeover Effects of Provisions of the Delaware General Corporate Law and Certain Provisions of Our Restated Certificate of Incorporation and Amended and Restated By-Laws.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Notes

On December 15, 2004, Carrols issued $180 million aggregate principal amount of its 9% Senior Subordinated Notes due 2013 and, together with certain subsidiaries of Carrols, entered into the Indenture governing the Notes with the Bank of New York, as trustee. The Indenture governing the Notes sets forth the terms of and governs the Notes. The Indenture governing the Notes provides that the Notes will mature on January 15, 2013 and will bear interest at the rate of 9% per annum, payable semi-annually on July 15 and January 15 of each year, beginning on July 15, 2005. The Indenture governing the Notes further provides that Carrols may redeem some or all of the Notes at any time on and after January 15, 2009 at the redemption prices described therein. In addition, the Indenture governing the Notes also provides that Carrols may, on or prior to January 15, 2008, redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 109% of the principal amount thereof plus accrued and unpaid interest thereon, using the proceeds of certain public equity offerings by Carrols or Carrols Restaurant Group. The Indenture governing the Notes also provides that Carrols must offer to purchase the Notes if it sells certain of its assets or if specific kinds of changes in control with respect to Carrols or Carrols Restaurant Group occur. The Notes are unsecured and are and will be guaranteed by each of Carrols’ existing and future Restricted Subsidiaries (as defined in the Indenture governing the Notes). The Indenture governing the Notes contains certain covenants that limit the ability of Carrols and its guarantor subsidiaries to, among other things: incur indebtedness; incur liens; pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments; sell assets; agree to payment restrictions affecting the ability of its Restricted Subsidiaries to make dividends or other payments to Carrols; enter into transactions with affiliates; or merge, consolidate or sell substantially all of its assets. The Notes are subordinated in right of payment to all of Carrols’ existing and future Senior Indebtedness (as defined in the Indenture and including, without limitation, indebtedness under the senior credit facility), and each of the subsidiary guarantees is subordinated in right of payment to all existing and future Senior Indebtedness of the applicable subsidiary guarantor.

Senior Credit Facility

Concurrently with the closing of the Notes offering, Carrols repaid all outstanding borrowings under its prior senior credit facility and amended and restated the prior senior credit facility with a new syndicate of lenders, including J.P. Morgan Securities Inc., as lead arranger and bookrunner, JPMorgan Chase Bank, N.A., as administrative agent and as a lender, Bank of America, N.A., as syndication agent and Wachovia Bank, National Association, as one of the documentation agents. The senior credit facility provides for (i) a revolving credit facility under which Carrols may borrow up to $50.0 million (including a sublimit of up to $20.0 million for letters of credit and up to $5.0 million for swingline loans), (ii) a term loan facility under which Carrols borrowed $220.0 million concurrently with the closing of the debt offering, and (iii) Incremental Facilities (as defined in the senior credit facility), at the option of Carrols, of up to $100.0 million, subject to the satisfaction of certain conditions. Borrowings under the term loans and the net proceeds from the sale of the Notes were used for the purposes described in this prospectus under “Prospectus Summary—December 2004 Transactions.” The senior credit facility provides that future borrowings, including the proceeds from any revolving credit loans, must be used to finance working capital, new store development, permitted acquisitions and other general corporate purposes.

Under the senior credit facility, the revolving credit facility expires on December 31, 2009.

At September 30, 2006 amounts under the term loan facility were repayable as follows:

1) 20 quarterly installments of $0.55 million beginning on the last day of the first quarter in 2005;

2) three quarterly installments of $52.25 million beginning with last day of the first quarter in 2010; and

3) a final installment of $23.05 million is due and payable on December 31, 2010, the maturity date of the term loan facility.

If we elect to implement the Incremental Facilities and satisfy the conditions for doing so, the Incremental Facilities will be effected as term loan facilities which will mature and amortize in a manner reasonably acceptable to the administrative agent, but will not in any event have a shorter average life than the term loan facility. The Incremental Facilities (i) will rank pari passu in right of payment and security with the revolving credit facility and the term loan facility and (ii) except as set forth above, will be treated substantially the same as (and in any event no more favorably than) the term loan facility (including with respect to mandatory and voluntary prepayments and collateral and guarantee position); provided that the Incremental Facilities may provide for material additional or different financial or other covenants applicable only during periods after the final maturity of the term loan facility. Borrowings under the Incremental Facilities will bear interest at a rate per annum that will not exceed the interest rate per annum on term loan facility borrowings by more than 0.25% unless the interest rate on term loan borrowings is concurrently increased to be no less than 0.25% less than the interest rate on borrowings under the Incremental Facilities. In order to request the Incremental Facilities, Carrols must not be in default under the senior credit facility, must be in pro forma compliance with certain financial covenants and the proposed new borrowing must not cause Carrols to be required to secure any other indebtedness with the senior credit facility collateral.

Borrowings under the revolving credit facility bear interest at a rate per annum, at Carrols’ option, equal to (i) the sum of (a) the higher of (1) the rate of interest determined by JPMorgan Chase Bank, N.A. as its prime rate and (2) the federal funds effective rate from time to time plus 0.5% plus (b) a margin of 0.50%, 0.75%, 1.0%, 1.25% or 1.50% based on Carrols total leverage ratio (as defined in the senior credit facility) or (ii) LIBOR plus 2.00%, 2.25%, 2.50%, 2.75% or 3.00% based on Carrols achieving certain total leverage ratios (as defined in the senior credit facility).

Borrowings under the term loan facility bear interest at a rate per annum, at Carrols’ option, of either (i) the sum of (a) the greater of (1) the rate of interest determined by JPMorgan Chase Bank, N.A., as its prime rate and (2) the federal funds effective rate from time to time plus 0.5%, plus (b) 0.75% or 1.00% based on Carrols total leverage ratio or (ii) LIBOR plus 2.25% or 2.50% based on Carrols achieving certain total leverage ratios.

Payment of all obligations under the senior credit facility are guaranteed by Carrols Restaurant Group and all material subsidiaries of Carrols. In general, the obligations of Carrols under the senior credit facility and its subsidiaries’ obligations under the guarantees are secured by a first priority lien and security interest on all of Carrols and the guarantor subsidiaries’ assets, tangible or intangible, real, personal or mixed, existing and newly acquired, including a leasehold mortgage and collateral assignment of leases on all leased restaurant locations (which Carrols is able to obtain using its best efforts), and Carrols Restaurant Group’s guarantee is secured by a pledge by Carrols Restaurant Group of all of the outstanding capital stock of Carrols. In addition, all obligations under the senior credit facility and the guarantees are secured by Carrols’, Carrols Restaurant Group’s and such subsidiaries’ pledge of all the outstanding capital stock of their subsidiaries.

Under the senior credit facility, Carrols is required to make mandatory prepayments of principal on term loan borrowings (i) annually in an initial amount equal to 50% of Excess Cash Flow (as defined in the senior credit facility), (ii) in the event of certain dispositions of assets (all subject to certain exceptions) and insurance proceeds, in an amount equal to 100% of the net proceeds received by Carrols therefrom, and (iii) in an amount equal to 100% of the net proceeds from each issuance of debt by Carrols following the closing of the December 2004 Transactions (other than pursuant to the Incremental Facilities).

The senior credit facility contains certain covenants, including, without limitation, those limiting Carrols and its subsidiaries’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of its business, engage in transactions with related parties, make certain investments or pay dividends. In addition, the senior credit facility requires Carrols to maintain certain financial ratios including fixed charge coverage, senior leverage and total leverage ratios (all as defined under the senior credit facility).

Lease Financing Obligations

We have entered into sale-leaseback transactions involving certain restaurant properties that did not qualify for sale-leaseback accounting and as a result have been classified as financing transactions under SFAS 98, “Accounting For Leases”. Under the financing method, the assets remain on our consolidated balance sheet and proceeds received by us from these transactions are recorded as a financing liability. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying financing obligations. As of September 30, 2006, we had $58.4 million of lease financing obligations outstanding.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our restated certificate of incorporation and amended and restated by-laws, the forms of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part and which have become or will become effective prior to consummation of this offering, and of certain provisions of the Delaware General Corporation Law. The following summary of some of the terms relating to our common stock, preferred stock, restated certificate of incorporation and amended and restated by-laws is not complete and may not contain all the information you should consider before investing in our common stock. You should read carefully our restated certificate of incorporation and amended and restated by-laws to be effective after completion of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock consists of (i) 100,000,000 shares of common stock, par value $0.01 per share, and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding.

As of September 30, 2006, there were 220 holders of record of our common stock.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters submitted for a vote by the common stockholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors to be elected by our common stockholders, subject, however, to the rights of Madison Dearborn and BIB (which rights will expire no later than our annual stockholders meeting in 2009) to each remove and replace one director as described above under “Certain Relationships and Related Party Transactions—Stockholders Agreement.” In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on any outstanding preferred stock ranking prior to the common stock as to the payment of dividends. As described above under “Dividend Policy,” we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for the distribution to the common stockholders after payment of, or provision for, all of our liabilities and amounts due in respect of any outstanding preferred stock ranking prior to the common stock with respect to distributions under such circumstances.

Other Matters. Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock being offered by us in this offering will, upon issuance, be, fully paid and non-assessable.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance at the discretion of our board of directors without further action by our stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

•	the designation of the series;

•	the number of shares of the series;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate, if any, of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates and provisions for any adjustments to such prices or rates, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	the ranking of such series with respect to dividends and amounts payable on our liquidation, dissolution or winding-up, which may include provisions that such series will rank senior to our common stock with respect to dividends and those distributions;

•	restrictions on the issuance of shares of the same series or any other class or series; and

•	voting rights, if any, of the holders of the series.

The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that stockholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of us. See “—Authorized but Unissued Capital Stock” below.

Authorized but Unissued Capital Stock

The Delaware General Corporation Law, or DGCL, does not require stockholder approval for any issuance of authorized shares. Additional shares of our common stock and preferred stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of the Delaware General Corporate Law and Certain Provisions of Our Restated Certificate of Incorporation and Amended and Restated By-laws

Section 203 of the General Corporation Law of the State of Delaware. We are a Delaware corporation subject to Section 203 of the DGCL. In general, Section 203 provides that, subject to certain exceptions, we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine whether shares held under the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to that time, the business combination is approved by our board of directors at an annual or special meeting of stockholders and not by written consent, and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or is an affiliate or associate of us and within the previous three years did own, 15% or more of our outstanding voting stock.

Section 203 generally makes it more difficult for a person who is or would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in our and their best interests.

Classified Board of Directors. Our restated certificate of incorporation provides that our board of directors be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms.

Calling of Special Meeting of Stockholders. Our restated certificate of incorporation and amended and restated by-laws provide that special meetings of our stockholders may be called only by (1) our board of directors or chief executive officer for any purpose or (2) by the secretary if directed by the board of directors. Our restated certificate of incorporation and amended and restated by-laws provide that business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of such special meeting. Accordingly, our stockholders will not be entitled to take action by calling special meetings.

Adjournment of Stockholder Meetings. Our amended and restated bylaws provide that only the Chairman of the Board or other person presiding over any stockholder meeting may adjourn the meeting whether or not a quorum is present at the meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated by-laws will also specify requirements as to the form and content of a stockholder’s notice. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary by the later of ten days following the day on which public announcement is first made of the date of the special meeting or 90 days prior to the date that meeting is proposed to be held. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual or special meeting of stockholders.

Amendment or Alteration of Bylaws. Stockholders may amend, alter, change or repeal provisions of our amended and restated by-laws only by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors. This may make it more difficult for stockholders to alter our amended and restated by-laws.

No Cumulative Voting. Holders of our common stock do not have cumulative voting rights in the election of directors. Accordingly, holders of more than 50% of the shares of our common stock can, if they choose to do so, elect all of our directors to be elected by our common stockholders, subject, however, to the rights of Madison Dearborn and BIB (which rights will expire no later than our annual stockholders meeting in 2009) to each remove and replace one director as described above under “Certain Relationships and Related Party Transactions—Stockholders Agreement.” In such event, holders of the remaining shares of our common stock will not be able to elect any directors.

Removal of Directors. Subject to the rights of Madison Dearborn and BIB (which rights will expire no later than our annual stockholders meeting in 2009) to each remove one director as described above under “Certain Relationships and Related Party Transaction—Stockholders Agreement,” the board of directors may only remove a director from the board for cause and then only by action of a majority of the board. Subject to those rights, stockholders may only remove a director from our board of directors for cause, and then only by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors.

Amendment or Alteration of Restated Certificate of Incorporation. Stockholders may amend, alter, change or repeal certain provisions of our restated certificate of incorporation by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors. This may make it more difficult for stockholders to alter those provisions of our restated certificate of incorporation.

No Stockholder Action by Written Consent. Our restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.

Limitation on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases or redemption); or

•	for transactions from which the director derived improper personal benefit.

Our restated certificate of incorporation and amended and restated by-laws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Listing

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “TAST.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock and could impair our ability to raise capital through future sales of our common stock. Upon completion of this offering 21,625,540 shares of our common stock will be outstanding. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, our current stockholders (including holders of restricted common stock to be issued under our 2006 Stock Incentive Plan in connection with this offering) will hold 11,625,540 shares of our common stock representing an aggregate of 53.8% of the shares of our common stock to be outstanding immediately after completion of this offering (assuming no exercise of the underwriter’s over-allotment option). The information in this section concerning our outstanding shares of common stock is based upon the number of shares outstanding as of September 30, 2006 and includes an aggregate of 75,000 shares of restricted stock to be issued in connection with this offering under our 2006 Stock Incentive Plan.

All of the 11,625,540 outstanding shares of our common stock that will be held by our existing stockholders immediately after completion of this offering (assuming no exercise of the underwriters’ over-allotment option) will be “restricted securities” under Rule 144 of the Securities Act. Approximately 466,521 of those shares will be available for sale in the public markets 90 days after the date of this prospectus pursuant to Rule 144 (subject in some cases to volume limitations) or Rule 701 under the Securities Act. Also, approximately 11,159,019 of those shares of our common stock will be available for sale in public markets 180 days after the date of this prospectus (subject to extension by up to an additional 34 days as discussed below under “Lock-up Arrangements”) following termination of the lock up agreements discussed below, at which time those shares will be saleable under Rule 144 (subject in some cases, to volume limitations) or Rule 701 under the Securities Act.

In addition, immediately after completion of this offering holders of 10,561,382 shares of our common stock (or 9,061,382 shares if the underwriters’ over allotment option is exercised in full), all of which shares will be “restricted securities” under Rule 144, will be entitled to sell those shares in the public markets pursuant to the registration rights described below.

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate of ours, who has beneficially owned shares of our common stock that are “restricted securities” for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of

•	1% of the then-outstanding shares of our common stock; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date on which the notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares that are “restricted securities” for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who acquired shares of our common stock that are “restricted securities” from us in connection with a written compensatory benefit plan or contract before the effective date of this offering, or who acquired shares of our common stock that are “restricted securities” from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144 but without complying with the holding period, public information, voting limitations, or notice provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Lock-Up Arrangements

We, our executive officers and directors and certain of our stockholders, including the selling stockholders, have agreed that, without the prior written consent of Wachovia Capital Markets, LLC and Banc of America Securities LLC, we and they will not offer, pledge, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, except for sale of shares to the underwriters and subject to exceptions and subject to the possible extension of the lock up period by up to an additional 34 days as described under “Underwriting—Lock-up Agreements.” Wachovia Capital Markets, LLC and Banc of America Securities LLC may, in their sole discretion and at any time or from time to time without notice, release all or any portion of the shares or other securities subject to the lock up agreements. See “Underwriting—Lock-Up Agreements.”

Registration Rights

As described above in “Certain Relationships and Related Party Transactions—Registration Agreement,” subject to the lock-up agreements described above, immediately after completion of this offering, holders of 10,561,382 shares of our common stock (or 9,061,382 shares of our common stock if the underwriters’ over- allotment option is exercised in full), all of which shares will be “restricted securities” under Rule 144, will have the right to require us to register those shares under the Securities Act or include those shares in subsequent registration statements we may file with the SEC, in each case to enable the holders to sell those shares in the public markets. Shares registered by those stockholders will be available for sale in the public markets without restriction. However, all of the stockholders entitled to these registration rights have entered into the lock-up agreements referred to above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the market price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

2006 Stock Incentive Plan

We intend to file a registration statement on Form S-8 under the Securities Act to register 3,300,000 shares of common stock initially reserved for issuance under our 2006 Stock Incentive Plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Upon effectiveness of this registration statement, shares issued under this plan (including shares issued upon the exercise of options) will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. In connection with this offering, we intend to issue 75,000 shares of restricted common stock and options to purchase 1,251,950 shares of common stock under this plan.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” means a person that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (i.e., generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the holder’s investment or tax circumstances. In addition, this discussion of U.S. federal income and estate tax consequences does not address:

•	other U.S., state or local, non-U.S. or other tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to certain non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, broker-dealers, tax-exempt entities, passive foreign investment companies, controlled foreign corporations or U.S. expatriates; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction or other integrated investment.

If a partnership (including any entity or arrangement treated as a partnership for U.S. tax purposes) is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

Dividends

As described under “Dividend Policy” included elsewhere in this prospectus, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. However, if cash distributions are paid to non-U.S. holders on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter will be treated as gain realized on the sale or other disposition of our common stock and as described under “—Gain on Sale, Exchange or other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity or arrangement treated as a partnership for U.S. tax purposes, and, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are not subject to the 30% U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. Certain certification and disclosure requirements must be complied with for effectively connected income or income attributable to a permanent establishment to be exempt from withholding. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. tax purposes may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

To claim the benefit of an income tax treaty or an exemption from withholding because dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income, before the payment of dividends. These forms generally must be updated periodically. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. However,

•	in the case of common stock held by a foreign partnership (including an entity or arrangement treated as a partnership for U.S. tax purposes), the certification requirement generally will be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement generally will be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in U.S. Treasury regulations; and

•	look-through rules will apply to tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any of the following applies:

1. The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition, and certain other requirements are met;

2. The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity or arrangement treated as a partnership for U.S. tax purposes and, if provided in an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; or

3. We are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation” within the meaning of Section 897(c) (2) of the Code, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period (the “5% exception”). We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United States real property holding corporation. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will continue to be regularly traded on an established securities market.

Non-U.S. holders described in clause (1) above are taxed on their gains (which may be offset by U.S. source capital losses of the non-U.S. holder, if any) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder described in clause (2) above or, if clause (3) above applies and the 5% exception does not apply to a non-U.S. holder, such non-U.S. holder, will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If such non-U.S. holder is a corporation, it may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. In addition, if we are determined to be a United States real property holding corporation and the 5% exception does not apply, then a purchaser of our common stock would be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock. Amounts withheld would be allowed as a refund or credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate refund claim or tax return is filed with the IRS in a timely manner.

U.S. Federal Estate Taxes

Our common stock beneficially owned or treated as beneficially owned by an individual who at the time of death is a non-U.S. holder, and certain lifetime transfers of an interest in common stock made by such an individual, will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or because withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).

A non-U.S. holder is required to certify its non-U.S. status under penalties of perjury or otherwise establish an exemption in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker.

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is: (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership (including an entity or arrangement treated as a partnership for U.S. tax purposes) with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of your ownership and disposition of our common stock, including the effect of any U.S. federal, state or local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters named below, and the underwriters, for whom Wachovia Capital Markets, LLC and Banc of America Securities LLC are acting as representatives and joint book-running managers, have severally agreed to purchase, the respective number of shares of common stock appearing opposite their names below:

Underwriter	Number of Shares
Wachovia Capital Markets, LLC	4,037,500
Banc of America Securities LLC	3,562,500
RBC Capital Markets Corporation	950,000
Raymond James & Associates, Inc.	950,000
Blaylock & Company, Inc.	100,000
Ladenburg Thalmann & Co.	100,000
Loop Capital Markets	100,000
Muriel Siebert & Co., Inc.	100,000
Ryan Beck & Co., Inc.	100,000

Total	10,000,000

The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

Commissions and Discounts. The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $0.507 per share, of which up to $0.10 may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us and to the selling stockholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

		Total
	Per Share	Without Option	With Option
Public offering price	$13.00	$130,000,000	$149,500,000
Underwriting discounts and commissions payable by us	$0.845	$4,788,333	$4,788,333
Proceeds, before expenses, to us	$12.155	$68,878,325	$68,878,325
Underwriting discounts and commissions payable by the selling stockholders	$0.845	$3,661,667	$4,929,167
Proceeds, before expenses, to the selling stockholders	$12.155	$52,671,675	$70,904,175

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $3,500,000. We have agreed to pay certain expenses of the selling stockholders incurred in connection with this offering, other than underwriting discounts and commissions payable in respect of the shares sold by the selling stockholders.

Over-allotment Option. The selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 1,500,000 additional shares of common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus, and less an amount per share equal to any dividends or distributions declared, paid or payable by us on the shares of common stock that the underwriters are obligated to purchase but that are not payable on the additional shares to be purchased upon exercise of that option. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to conditions, to purchase approximately the same percentage of those additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

Indemnity. We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements. We, all of our directors and executive officers, and certain of our stockholders prior to this offering, including the selling stockholders, which directors, executive officers and stockholders will own a total of approximately 50.3% of our outstanding common stock (or approximately 43.3% if the underwriters’ over-allotment option is exercised in full) immediately upon completion of this offering, based on shares outstanding as of September 30, 2006, have agreed that, without the prior written consent of Wachovia Capital Markets, LLC and Banc of America Securities LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, other than any registration statement filed to register shares of common stock to be sold to the underwriters pursuant to the underwriting agreement and registration statements on Form S-8 to register our common stock or options to purchase our common stock pursuant to our 2006 Stock Incentive Plan, described above under “Management—Management Arrangements—Employee Benefit Plans—2006 Stock Incentive Plan”, as that plan is in effect on the date of this prospectus; or

•	enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock, other securities, in cash or otherwise. Moreover, if:

•	during the last 17 days of the 180-day restricted period referred to above we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wachovia Capital Markets, LLC and Banc of America Securities LLC waive, in writing, that extension.

The restrictions described in the immediately preceding paragraph do not apply to:

(1) the sale of shares to the underwriters pursuant to the underwriting agreement;

(2) the issuance by us of shares, or options to purchase shares, of our common stock pursuant to our 2006 Stock Incentive Plan described above under “Management—Management Arrangements—Employee Benefit Plans—2006 Incentive Stock Plan,” as that plan is in effect on the date of this prospectus;

(3) the issuance by us of shares of common stock upon the exercise of stock options outstanding on the date of this prospectus or issued after the date of this prospectus under our 2006 Stock Incentive Plan referred to in clause (2) above, as those stock options and plan are in effect on the date of this prospectus;

(4) in the case of any director or officer or any stockholder that is a natural person, bona fide gifts for charitable or estate planning purposes; and

(5) in the case of any stockholder that is a corporation, partnership or limited liability company, transfers to any stockholder, partner or member, as the case may be, of such corporation, partnership or limited liability company if, in any such case, such transfer is not for value;

provided that, in the case of any transfer or gift described in clause (4) or (5) above, (a) the transferee or donee, as the case may be, executes and delivers to Wachovia Capital Markets, LLC and Banc of America Securities LLC, acting on behalf of the underwriters, not later than one business day prior to such transfer or gift, a written agreement wherein it agrees to be subject to the restrictions described in the immediately preceding paragraph, subject to the applicable exceptions described above in this paragraph and (b) if the transferor is required to file a report under Section 16(a) of the Securities Exchange Act of 1934 reporting a reduction in beneficial ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock during the 180-day restricted period, as the same may be extended as described above, the transferor shall include a statement in that report to the effect that, in the case of any transfer pursuant to clause (4) above, the transfer is being made as a gift for charitable or estate planning purposes or, in the case of any transfer pursuant to clause (5) above, the transfer is being made to a stockholder, partner or member of the transferor and is not a transfer for value.

Wachovia Capital Markets, LLC and Banc of America Securities LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements.

Listing on The NASDAQ Global Market. Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “TAST.”

Stabilization. In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over- allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The representatives have advised us that these transactions, if commenced, may be effected on The NASDAQ Global Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Pricing of this Offering. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiations among us and the representatives of the underwriters. The factors considered in determining the initial public offering price included:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

•	our future prospects.

An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering will be less than the initial public offering price.

Sales Outside the United States

Each of the underwriters may arrange to sell shares in certain jurisdictions outside the United States, either directly where they are permitted to do so or through affiliates. In that regard, Wachovia Capital Markets, LLC may arrange to sell the shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wachovia Corporation and an affiliate of Wachovia Capital Markets, LLC. WSIL is a UK incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its affiliates, including Wachovia Capital Markets, LLC and WSIL.

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended)

(FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

The securities will not be offered in Norway other than (i) to investors who are deemed professional investors under Section 5-4 of the Norwegian Securities Trading Act of 1997 as defined in Regulation no. 1424 of 9 December 2005 (“Professional Investors”), (ii) to fewer than 100 investors that are not Professional Investors or with a total consideration of less than €100,000 calculated over a period of 12 months, or (iii) with a minimum subscription amount of €50,000. Consequently, no public offering will be made in Norway and this prospectus has not been filed with or approved by any Norwegian authority. This prospectus must not be reproduced or otherwise distributed to others by the recipient in Norway.

This prospectus has not been prepared to comply with the standards and requirements regarding public offering set forth in the Finnish Securities Market Act (1989/495, as amended) and it has not been approved by the Finnish Financial Supervision Authority. The securities may not be offered, sold, advertised or otherwise marketed in Finland under circumstances which constitute public offering of securities under Finnish law.

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

The securities (i) will not be offered or sold, directly or indirectly, to the public (appel public a l’épargne) in the Republic of France and (ii) offers and sales of the securities in the Republic of France (a) will only be made to qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Articles L 411-1, L 411-2 and D 411-1 to D 411-3 of the French Code monétaire et financier or (b) will be made in any other circumstances which do not require the publication by us of a prospectus pursuant to Article L 411-2 of the Code monétaire et financier and Article 211-2 of the Règlement Général of the Autorité des marchés financiers.

Investors are informed that this prospectus has not been admitted to the clearance procedures of the Autorité des marchés financiers, and that any subsequent direct or indirect circulation to the public of the securities so acquired may not occur without meeting the conditions provided for in Articles L 411-1, h 411-2, L 412-2 and L 621-5 to L 621-8-2 of the Code monétaire et financier.

In addition, we represent and agree that we have not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this prospectus or any other offering material relating to the securities other than to those investors (if any) to whom offers and sales of the securities in the Republic of France may be made as described above.

The offering of the securities has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, each of the underwriters has represented and agreed that the securities may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the securities be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the securities or distribution of copies of the prospectus or any other document relating to the securities in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

The securities and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted form the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive and the provisions in the immediately following paragraph shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy. Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Wachovia Capital Markets, LLC and Banc of America Securities LLC for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member Stale other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of Wachovia Capital Markets, LLC and Banc of America Securities LLC has been given to the offer or resale; or (2) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the provisions in the two immediately preceding paragraphs, the expression an “offer of the securities to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Any investor purchasing the securities in the offering is solely responsible for ensuring that any offer or resale of the securities it purchased in the offering occurs in compliance with applicable laws and regulations.

Other. The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act.

Certain of the underwriters and/or their affiliates have provided and in the future may provide investment banking, commercial banking and/or financial advisory services to us for which they have received and in the future may receive compensation. In particular, affiliates of Wachovia Capital Markets, LLC and Banc of America Securities LLC, each an underwriter in this offering, are agents and lenders under our senior credit facility. In addition, Wachovia Capital Markets, LLC and Banc of America Securities LLC, each an underwriter in this offering, acted as initial purchasers in the offering of the Notes.

LEGAL MATTERS

The validity of the common stock we and the selling stockholders are offering by this prospectus will be passed upon for us by Katten Muchin Rosenman LLP, New York, New York. Sidley Austin LLP, New York, New York, will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2005 and for the year then ended, included in the prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2004 and for each of the two years in the period ended December 31, 2004, included in this prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to our restatement of our financial statements as described in Note 2 to our Consolidated Financial Statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the registration of common stock offered for sale with this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information included in the registration statement nor all of the exhibits. Additional information about us is included in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits filed may be inspected without charge at the public reference room maintained by the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of this website is http://www.sec.gov.

You may request a copy of any of our filings with the Securities and Exchange Commission, or any of the agreements or other documents that might constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

Carrols Restaurant Group, Inc.

968 James Street

Syracuse, New York 13203

Telephone: (315) 424-0513

Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by, reported on, and with an opinion expressed by an independent accounting firm.

Index to Consol idated Financial Statements

Report of Independent Registered Public Accounting Firms	F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006 (unaudited)	F-4

Consolidated Statements of Operations for the years ended December 31, 2003, 2004, 2005 and the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited)	F-5

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2003, 2004, 2005 and the nine months ended September 30, 2006 (unaudited)	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004, 2005 and the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited)	F-7

Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Carrols Restaurant Group, Inc. (formerly Carrols Holdings Corporation)

Syracuse, New York

We have audited the accompanying consolidated balance sheet of Carrols Restaurant Group, Inc. (formerly Carrols Holdings Corporation) and subsidiary (the “Company”) as of January 1, 2006, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the year then ended. Our audit also included the 2005 financial statement schedules listed in the Index at Item 16(b) in the registration statement of which this prospectus is a part. These financial statements and the financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 1, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such 2005 financial statement schedules, when considered in relation to the basic 2005 consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Rochester, New York

June 30, 2006 (December 8, 2006 as to the effects of the stock split described in Note 19)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Carrols Restaurant Group, Inc.:

In our opinion, the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31,2004, present fairly, in all material respects, the financial position of Carrols Restaurant Group, Inc. (formerly named Carrols Holdings Corporation) and its subsidiary at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules for each of the two years in the period ended December 31, 2004, listed at item 16(b) in the registration statement of which this prospectus is a part, present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of Carrols Restaurant Group, Inc.’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003 have been restated.

/s/ PricewaterhouseCoopers LLP

Syracuse, New York

July 27, 2005, except for the restatement referred to in Note 2 to the consolidated financial statements as to which the date is June 29, 2006, the business segment information in Note 14 and the earnings per share information within the statements of operations and in Note 18 as to which the date is September 21, 2006, and the effects of the stock split described in Note 19, as to which the date is December 8, 2006.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Information as of September 30, 2006 is Unaudited)

(In thousands of dollars except share and per share amounts)

	December 31,		September 30, 2006
	Restated (Note 2)
	2004	2005
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$31,466	$9,331	$2,786
Trade and other receivables, net of reserves of $81, $0 and $0, respectively	2,578	3,017	4,322
Inventories	4,831	5,333	4,712
Prepaid rent	3,589	4,476	5,487
Prepaid expenses and other current assets	4,358	4,635	5,423
Refundable income taxes	3,326	593	—
Deferred income taxes (Note 11)	6,242	4,867	4,867

Total current assets	56,390	32,252	27,597
Property and equipment, net (Note 3)	213,489	217,506	181,268
Franchise rights, net (Note 4)	90,056	86,490	84,073
Goodwill (Note 4)	122,241	124,934	124,934
Intangible assets, net (Note 4)	—	1,465	1,249
Franchise agreements, at cost less accumulated amortization of $4,954, $5,208, and $5,478, respectively	6,480	5,869	5,693
Deferred income taxes (Note 11)	12,940	13,279	13,120
Other assets	14,650	15,150	15,792

Total assets	$516,246	$496,945	$453,726

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt (Note 8)	$2,611	$2,588	$2,499
Accounts payable	17,581	19,022	18,724
Accrued interest	956	7,615	7,544
Accrued payroll, related taxes and benefits	24,940	15,703	16,507
Accrued income taxes payable	—	—	1,314
Accrued bonus to employees and a director (Note 12)	20,860	—	—
Accrued real estate taxes	2,419	3,933	4,646
Other liabilities	11,538	8,832	12,182

Total current liabilities	80,905	57,693	63,416
Long-term debt, net of current portion (Note 8)	398,614	391,108	366,041
Lease financing obligations (Note 9)	111,715	110,898	58,440
Deferred income—sale-leaseback of real estate (Note 7)	8,585	10,660	31,420
Accrued postretirement benefits (Note 17)	3,504	4,068	4,519
Other liabilities (Note 6)	28,471	26,055	23,826

Total liabilities	631,794	600,482	547,662

Commitments and contingencies (Notes 7 and 15)

Stockholders’ deficit (Notes 12 and 13):

Preferred stock, par value $.01; authorized 20,000,000 shares, issued and outstanding—none	—	—	—
Voting common stock, par value $.01; authorized 100,000,000 shares, issued and outstanding—12,915,095; 15,917,176; and 15,883,874 shares, respectively	129	159	159
Additional paid-in capital	(84,870)	(68,539)	(68,539)
Accumulated deficit	(30,807)	(35,157)	(25,415)
Treasury stock, at cost	—	—	(141)

Total stockholders’ deficit	(115,548)	(103,537)	(93,936)

Total liabilities and stockholders’ deficit	$516,246	$496,945	$453,726

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Information for the nine months ended September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars except share and per share amounts)

	Years ended December 31,			Nine months ended September 30,
	Restated (Note 2) 2003	Restated (Note 2) 2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Revenues:
Restaurant sales	$643,579	$696,343	$705,422	$531,442	$561,719
Franchise royalty revenues and fees	1,406	1,536	1,488	1,160	1,002

Total revenues	644,985	697,879	706,910	532,602	562,721

Costs and expenses:
Cost of sales	181,182	202,624	204,620	154,424	158,299
Restaurant wages and related expenses	194,315	206,732	204,611	153,740	164,400
Restaurant rent expense	31,089	34,606	34,668	25,818	27,183
Other restaurant operating expenses	89,880	92,891	102,921	75,976	82,466
Advertising expense	27,351	24,711	25,523	19,791	20,768
General and administrative (including stock-based compensation expense of $253, $1,818, $16,432, $16,432 and $0, respectively)	37,388	43,585	58,621	47,837	35,799
Depreciation and amortization	40,228	38,521	33,096	24,929	25,177
Impairment losses (Note 5)	4,151	1,544	1,468	1,427	832
Bonus to employees and a director (Note 12)	—	20,860	—	—	—
Other expense (income) (Notes 6 and 10)	—	2,320	—	—	(1,389)

Total operating expenses	605,584	668,394	665,528	503,942	513,535

Income from operations	39,401	29,485	41,382	28,660	49,186
Interest expense	37,334	35,383	42,972	31,830	34,616
Loss on extinguishment of debt (Note 8)	—	8,913	—	—	—

Income (loss) before income taxes	2,067	(14,811)	(1,590)	(3,170)	14,570
Provision (benefit) for income taxes (Note 11)	741	(6,720)	2,760	2,054	4,828

Net income (loss)	$1,326	$(8,091)	$(4,350)	$(5,224)	$9,742

Basic and diluted net income (loss) per share (Note 18)	$0.10	$(0.63)	$(0.29)	$(0.36)	$0.61
Basic and diluted weighted average common shares outstanding (Note 18)	12,915,095	12,915,095	14,905,750	14,564,903	15,887,147

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Information as of and for the nine months ended September 30, 2006 is Unaudited)

(In thousands of dollars)

	Voting Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholders’ Equity (Deficit)
Balance at December 31, 2002, as previously reported	$129	$31,924	$(22,257)	$—	$9,796
Restatement adjustments (Note 2)	—	—	(1,785)	—	(1,785)

Balance at December 31, 2002, restated (Note 2)	129	31,924	(24,042)	—	8,011
Net income (restated)	—	—	1,326	—	1,326

Balance at December 31, 2003, restated (Note 2)	129	31,924	(22,716)	—	9,337
Net loss (restated)	—	—	(8,091)	—	(8,091)
Dividends declared (Note 12)	—	(116,794)	—	—	(116,794)

Balance at December 31, 2004, restated (Note 2)	129	(84,870)	(30,807)	—	(115,548)
Net loss	—	—	(4,350)	—	(4,350)
Issuance of stock (Note 13)	30	16,331	—	—	16,361

Balance at December 31, 2005	159	(68,539)	(35,157)	—	(103,537)
Net income (unaudited)	—	—	9,742	—	9,742
Purchase of treasury shares (unaudited)	—	—	—	(141)	(141)

Balance at September 30, 2006 (unaudited)	$159	$(68,539)	$(25,415)	$(141)	$(93,936)

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Information for the nine months ended September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars)

	Year Ended December 31,			Nine months ended September 30,
	Restated (Note 2)	Restated (Note 2)
	2003	2004	2005	2005	2006
				(Unaudited )	(Unaudited )
Cash flows provided from (used for) operating activities:
Net income (loss)	$1,326	$(8,091)	$(4,350)	$(5,224)	$9,742
Adjustments to reconcile net income (loss) to net cash provided from operating activities:
Gain on disposal of property and equipment	(386)	(176)	(620)	(585)	—
Stock-based compensation	253	1,818	16,310	16,310	—
Other income	—	—	—	—	(1,389)
Depreciation and amortization	40,228	38,521	33,096	24,929	25,177
Amortization of deferred financing costs	1,540	1,527	1,529	1,154	1,098
Amortization of unearned purchase discounts	(2,146)	(2,154)	(2,156)	(1,616)	(1,616)
Amortization of deferred gains from sale-leaseback transactions	(180)	(458)	(481)	(377)	(897)
Impairment losses	4,151	1,544	1,468	1,427	832
Loss on extinguishment of debt	—	8,913	—	—	—
Gain on settlement of lease financing obligations	—	—	—	—	(120)
Accretion of interest on lease financing obligations	443	406	344	257	281
Deferred income taxes	(1,156)	(6,466)	1,036	(876)	159
Changes in operating assets and liabilities:
Accrued income taxes payable	2,089	(4,162)	2,435	1,958	1,314
Accounts payable	1,258	(2,427)	1,140	378	(298)
Accrued payroll, related taxes and benefits	(3,585)	9,666	(9,186)	(10,506)	835
Accrued bonus to employees and a director	—	20,860	(20,860)	(20,860)	—
Other liabilities—current	381	1,762	(931)	1,283	4,063
Accrued interest	134	(593)	6,659	2,555	(71)
Other liabilities—long-term	475	(428)	(603)	(284)	(520)
Other	1,524	(851)	(2,822)	700	(1,738)

Net cash provided from operating activities	46,349	59,211	22,008	10,623	36,852

Cash flows provided from (used for) investing activities:
Capital expenditures:
New restaurant development	(18,706)	(9,654)	(20,613)	(15,497)	(20,370)
Restaurant remodeling	(3,317)	(845)	(4,018)	(2,093)	(4,885)
Other restaurant capital expenditures	(6,944)	(7,503)	(8,684)	(6,188)	(5,478)
Corporate and restaurant information systems	(1,404)	(1,071)	(1,319)	(985)	(1,324)
Acquisition of Taco Cabana restaurants	—	—	(4,215)	(4,220)	—

Total capital expenditures	(30,371)	(19,073)	(38,849)	(28,983)	(32,057)
Properties purchased for sale-leaseback	(3,149)	(1,574)	(1,091)	(275)	(2,663)
Proceeds from sale-leaseback transactions	44,180	10,984	5,237	1,137	31,693
Proceeds from dispositions of property and equipment	3,921	1,174	795	669	—

Net cash provided from (used for) investing activities	14,581	(8,489)	(33,908)	(27,452)	(3,027)

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Information for the nine months ended September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars)

	Year Ended December 31,			Nine months ended September 30,
	Restated (Note 2)	Restated (Note 2)
	2003	2004	2005	2005	2006
				(Unaudited )	(Unaudited )
Cash flows used for financing activities:
Payments on revolving credit facility, net	(52,200)	(600)	—	—	—
Scheduled principal payments on term loans	(11,000)	(10,125)	(2,200)	(1,650)	(1,650)
Principal pre-payments on term loans	—	—	(6,000)	(6,000)	(23,200)
Proceeds from issuance of debt	—	400,000	—	—	—
Tender and redemption of 9 1/2% senior subordinated notes	—	(175,756)	—	—	—
Repayment of borrowings under previous credit facility	—	(113,375)	—	—	—
Financing costs associated with issuance of debt and lease financing obligations	(186)	(9,013)	(542)	(304)	—
Proceeds from lease financing obligations	3,625	4,500	—	—	—
Dividends paid	—	(116,794)	—	—	—
Settlement of lease financing obligations	—	—	(1,074)	(1,074)	(15,215)
Payments on other notes payable	(847)	(117)	—	—	—
Principal payments on capital leases	(446)	(390)	(419)	(311)	(305)

Net cash used for financing activities	(61,054)	(21,670)	(10,235)	(9,339)	(40,370)

Net increase (decrease) in cash and cash equivalents	(124)	29,052	(22,135)	(26,168)	(6,545)
Cash and cash equivalents, beginning of period	2,538	2,414	31,466	31,466	9,331

Cash and cash equivalents, end of period	$2,414	$31,466	$9,331	$5,298	$2,786

Supplemental disclosures:
Interest paid on long-term debt	$25,231	$23,368	$23,763	$19,843	$24,752
Interest paid on lease financing obligations	$9,991	$10,626	$10,677	$8,020	$8,665
Income taxes paid (refunded), net	$(195)	$3,905	$(824)	$(2,229)	$2,753
Increase (decrease) for accruals for capital expenditures	$(127)	$1,153	$301	$(44)	$601
Capital lease obligations acquired and incurred	$—	$—	$1,090	$987	$—
Non-cash reduction of assets under lease financing obligations due to lease amendments	$—	$—	$—	$—	$24,707
Non-cash reduction of lease financing obligations due to lease amendments	$—	$—	$—	$—	$37,544

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

1. Summary of Significant Accounting Policies

Basis of Consolidation. The consolidated financial statements presented herein include the accounts of Carrols Restaurant Group, Inc. (“Carrols Restaurant Group”), formerly known as Carrols Holdings Corporation, and its wholly-owned subsidiary Carrols Corporation (“Carrols”). Carrols Restaurant Group is a holding company and conducts all of its operations through Carrols and its wholly-owned subsidiaries. Unless the context otherwise requires, Carrols Restaurant Group, Carrols and the direct and indirect subsidiaries of Carrols are collectively referred to as the “Company.” All intercompany transactions have been eliminated in consolidation. The consolidated financial statements for the nine months ended September 30, 2005 and 2006 are unaudited.

Business Description. At September 30, 2006 the Company operated, as franchisee, 328 quick-service restaurants under the trade name “Burger King” in 12 Northeastern, Midwestern and Southeastern states. At September 30, 2006, the Company also owned and operated 73 Pollo Tropical restaurants; 72 located in Florida and one Pollo Tropical restaurant located in the New York City metropolitan area in northern New Jersey and franchised a total of 26 Pollo Tropical restaurants: 22 in Puerto Rico, two in Ecuador and two on college campuses in Florida. At September 30, 2006, the Company owned and operated 141 Taco Cabana restaurants located primarily in Texas and franchised two Taco Cabana restaurants in New Mexico and one in Georgia.

At December 31, 2005, the Company operated, as franchisee, 336 quick-service restaurants under the trade name “Burger King” in 13 Northeastern, Midwestern and Southeastern states. At December 31, 2005, the Company also owned and operated 69 Pollo Tropical restaurants located in Florida and franchised a total of 26 Pollo Tropical restaurants in Puerto Rico, Ecuador and Florida. At December 31, 2005, the Company owned and operated 135 Taco Cabana restaurants located primarily in Texas and franchised two Taco Cabana restaurants in New Mexico and one in Georgia.

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include: accrued occupancy costs, insurance liabilities, legal obligations, income taxes, evaluation for impairment of goodwill, impairment of long-lived assets and impairment of Burger King franchise rights. Actual results could differ from those estimates.

Fiscal Year. The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. All references herein to fiscal years ended December 28, 2003, January 2, 2005 and January 1, 2006 will be referred to as the years ended December 31, 2003, 2004 and 2005, respectively. Similarly, all references herein to the 39 weeks ended October 2, 2005 and October 1, 2006 will be referred to as the nine months ended September 30, 2005 and September 30, 2006, respectively. The years ended December 31, 2003 and 2005 each contained 52 weeks. The year ended December 31, 2004 contained 53 weeks. The nine months ended September 30, 2005 and 2006 each contained 39 weeks.

Unaudited Interim Financial Statements. The unaudited consolidated financial statements included herein for the nine months ended September 30, 2006 and 2005 have been prepared without an audit, pursuant to the rules and regulations of the Securities and Exchange Commission and do not include certain

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

of the information and the footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of such financial statements have been included. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2005 and 2004, the Company had $2.0 million and $28.0 million, respectively, invested in money market funds.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are primarily comprised of food and paper.

Property and Equipment. The Company capitalizes all direct costs incurred to construct and substantially improve its restaurants. These costs are depreciated and charged to expense based upon their property classification when placed in service. Property and equipment are recorded at cost. Repair and maintenance activities are expensed as incurred. Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Owned buildings	5 to 30 years
Equipment	3 to 15 years
Computer hardware and software	3 to 7 years
Assets subject to capital leases	Shorter of useful life or lease term

Leasehold improvements are being depreciated over the shorter of their useful lives or the underlying lease term. In circumstances where an economic penalty, as defined under Statement of Financial Accounting Standards No. 13, “Accounting for Leases”, (“SFAS 13”) would be presumed by not exercising one or more renewal options under the lease, the Company includes those renewal option periods when determining the lease term. For significant leasehold improvements made during the latter part of the lease term, the Company amortizes those improvements over the shorter of their useful life or an extended lease term. The extended lease term would consider the exercise of renewal options if the value of the improvements would cause a penalty to be incurred without the renewal of the option. Building costs incurred for new restaurants on leased land are depreciated over the lease term, which is generally a 20 year period.

Burger King Franchise Rights. For its Burger King restaurant acquisitions prior to January 1, 2002, the Company has generally allocated to franchise rights, an intangible asset, the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets acquired. The Company made an assessment of remaining life of its intangible assets as part of its implementation of SFAS No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”). As of January 1, 2002, amounts allocated to franchise rights for each acquisition are amortized using the straight-line method over the average remaining term of the acquired franchise agreements at January 1, 2002 plus one 20 year renewal period.

Burger King Franchise Agreements. Fees for initial franchises and renewals are amortized using the straight-line method over the term of the agreement, which is generally 20 years.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

Goodwill. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with SFAS 142, goodwill is not subject to amortization but is tested at least annually for impairment. The Company performs its impairment evaluation annually at December 31.

Long-Lived Assets. The Company assesses the recoverability of property and equipment, franchise rights and intangible assets by determining whether the carrying value of these assets, over their respective remaining lives, can be recovered through undiscounted future operating cash flows. Impairment is reviewed whenever events or changes in circumstances indicate the carrying amounts of these assets may not be fully recoverable.

Deferred Financing Costs. Financing costs, that are included in other assets and were incurred in obtaining long-term debt and lease financing obligations, are capitalized and amortized over the life of the related obligation as interest expense using the effective interest method.

Leases. Leases are accounted for in accordance with SFAS 13 and other related authoritative guidance. Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including any option period included in the determination of the lease term. Contingent rentals are generally based upon a percentage of sales or a percentage of sales in excess of stipulated amounts and are generally not considered minimum rent payments but are recognized as rent expense when incurred.

Lease Financing Obligations. Lease financing obligations pertain to real estate transactions required by SFAS No. 98 “Accounting for Leases” (“SFAS 98”) to be accounted for under the financing method. The assets (land and building) subject to these obligations remain on the consolidated balance sheet at their historical costs and such assets (excluding land) continue to be depreciated over their remaining useful lives, the proceeds received by the Company from these transactions are recorded as lease financing obligations and the lease payments are applied as payments of principal and interest. The selection of the interest rate on lease financing obligations is evaluated based on the Company’s incremental borrowing rate adjusted to the rate required to prevent recognition of a non-cash loss or negative amortization of the obligation through the end of the primary lease term. In addition, if a purchase option exists for any properties subject to a lease financing obligation, the purchase option is evaluated for its probability of exercise on an ongoing basis. This evaluation considers many factors including, without limitation, the Company’s intentions, the fair value of the underlying properties, the Company’s ability to acquire the property, economic circumstances and its other available alternatives for the continued use of the property. At December 31, 2004 and 2005 and September 30, 2006, no purchase options were considered probable of exercise by the Company.

Revenue Recognition. Revenues from Company owned and operated restaurants are recognized when payment is tendered at the time of sale. Franchise royalty revenues associated with Pollo Tropical and Taco Cabana restaurants are based on a percent of gross sales and are recorded as income when earned.

Income Taxes. The Company provides for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under the liability method specified by SFAS 109, deferred tax assets and liabilities are based on the difference between the financial statement and tax bases of assets and liabilities as measured by the tax rates that are anticipated to be in effect when these differences reverse. The deferred tax provision generally represents the net change in deferred tax assets and liabilities during the period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is established

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

when it is necessary to reduce deferred tax assets to amounts for which realization is more likely than not. The Company also records a reserve for uncertain tax positions when it is probable and estimable. The Company and its subsidiary file a consolidated federal income tax return.

Advertising Costs. All advertising costs are expensed as incurred.

Cost of Sales. The Company includes the cost of food, beverage and paper, less purchase discounts, in cost of sales.

Insurance. The Company is insured for workers’ compensation, general liability and medical insurance claims under policies where it pays all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims based on Company experience and certain actuarial methods used to measure such estimates. The Company does not discount any of its self-insurance obligations.

Fair Value of Financial Instruments. The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

•	Current Assets and Liabilities. The carrying value of cash and cash equivalents and accrued liabilities approximates fair value because of the short maturity of those instruments.

•	Senior Subordinated Notes. The fair values of outstanding senior subordinated notes are based on quoted market prices. The fair values at December 31, 2004 and 2005 were approximately $186.3 million and $174.6 million, respectively.

•	Revolving and Term Loan Facilities. Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value. The recorded amounts, as of December 31, 2005 and 2004, approximated fair value.

Income (Loss) per Share. As discussed in Note 13, prior to October 27, 2004, the Company had a tracking stock capital structure under which it had three authorized classes of common stock comprised of the Carrols class of common stock, the Pollo Tropical class of common stock and the Taco Cabana class of common stock. No shares of Pollo Tropical or Taco Cabana classes of common stock (the tracking stock) were ever issued or outstanding and only options for such classes of common stock were granted and outstanding under the Company’s equity incentive plans. Therefore, the Carrols class of common stock retained a 100% undivided interest in the net assets and net income of the Pollo Tropical and the Taco Cabana classes of common stock in accordance with the terms of the Company’s certificate of incorporation.

On October 27, 2004, the Pollo Tropical and Taco Cabana authorized classes of common stock were eliminated and all outstanding options to purchase Pollo Tropical and Taco Cabana classes of common stock were converted into options to purchase the Company’s current single class of common stock. Prior to the elimination of this capital structure, the Company calculated income (loss) per share using the two-class method which included the allocation of income or losses to each of the three classes of common stock in a consistent manner between the three classes. There was no basic income per share for the Pollo Tropical or Taco Cabana classes of common stock in any of the periods since no shares of these classes were ever issued or outstanding. The income allocated to the Pollo Tropical class of common stock was immaterial due to the small interest in that income by the option holders of that common stock and there was no income allocated to the Taco Cabana class of common stock since there was no interest in that income by the option holders of that common stock

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

because the outstanding options were anti-dilutive. Accordingly, no diluted income per share for either of these classes of common stock have been presented in the accompanying financial statements.

Stock-Based Compensation. Effective May 3, 2005, the Company issued an aggregate of 2,941,653 shares of its common stock in exchange for the cancellation and termination of an identical number of outstanding options to purchase shares of its common stock. During the second quarter of 2005, the Company also issued an additional 61,406 shares of its common stock in separate awards. As a consequence of the exchange, all outstanding stock options were cancelled and terminated. The Company recorded a pre-tax compensation charge, including applicable payroll taxes, of $16.4 million in the second quarter of 2005 due to these stock awards. See Note 13 for a complete discussion of the stock awards.

SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) permitted entities to recognize as an expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123, as amended, allowed entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (“APB 25”) and provide pro forma net income disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 has been applied. The Company did not elect to change to the fair value-based-method of accounting for stock-based compensation and has continued to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123 in 2003, 2004 and 2005. Certain provisions of the Company’s option plans caused the Company to account for stock options using a variable accounting treatment. Under variable accounting, compensation expense must be remeasured each balance sheet date based on the difference between the current market price of the Company’s stock and the option’s exercise price. An accrual for compensation expense is determined based on the proportionate vested amount of each option as prescribed by Financial Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” Each period, adjustments to the accrual are recognized in the income statement. Stock-based compensation expense for the Company’s options was $253 in 2003, $1,818 in 2004 and $75 in 2005.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123R”) which requires companies to measure and recognize compensation expense for all share-based payments at fair value. In addition, the FASB has issued a number of supplements to SFAS 123R to guide the implementation of this new accounting pronouncement. Share-based payments include stock option grants and other equity-based awards granted under the Company’s long-term incentive and stock option plans. SFAS 123R was effective for the Company beginning January 1, 2006. The Company used the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption (the “Existing Awards”) and requires that prior periods not be restated. However, as all shares of stock issued in the stock award in the second quarter of 2005 were fully vested and the Company did not have a stock option plan or any stock options outstanding at December 31, 2005 and September 30, 2006, the Company has not recorded any stock-based compensation expense related to the adoption of SFAS 123R. The Company is currently evaluating valuation models to be utilized in connection with any future adoption of a stock option or other stock incentive plan.

SFAS 123R also requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting SFAS 123R (the “APIC Pool”). In November 2005, the FASB issued FSP No. FAS 123(R)-3 “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” This FSP provides an elective alternative simplified method for calculating the pool of

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R and reported in the consolidated statements of cash flows. Companies may take up to one year from the effective date of the FSP to evaluate the available transition alternatives and make a one-time election as to which method to adopt. The Company is currently in the process of evaluating the alternative methods.

The following table presents the Company’s pro forma net income (loss) had compensation cost been determined based upon the fair value of the stock options at the grant date consistent with the fair-value based method of SFAS 123:

	Year Ended December 31,			Nine months ended September 30, 2005
	Restated (Note 2) 2003	Restated (Note 2) 2004	2005
				(Unaudited)
Net income (loss)—as reported	$1,326	$(8,091)	$(4,350)	$(5,224)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects(1)(2)	152	13,279	13,188	13,188
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects(2)	(257)	(5,656)	(12,011)	(12,011)

Pro forma net income (loss)	$1,221	$(468)	$(3,173)	$(4,047)

Basic and diluted income (loss) per share:
As reported (Note 18)	$0.10	$(0.63)	$(0.29)	$(0.36)
Pro forma	$0.09	$(0.04)	$(0.21)	$(0.27)

(1)	The amount of stock-based compensation expense included in reported net income (loss) includes certain stock options requiring variable accounting (see Note 13) and for the year ended December 31, 2005, includes $13.1 million of expense related to stock awards granted in the second quarter of 2005, net of tax. This expense, net of tax, has also been included in the determination of compensation expense determined under the fair-value based method for the year ended December 31, 2005.
(2)	For the year ended December 31, 2004, the equity value of the Company was reduced as a result of the December 2004 refinancing (See Note 8) in which a non-recurring dividend of $116.8 million was paid to our stockholders. In conjunction with this, the Company also approved a compensatory bonus payment of approximately $20.3 million to a number of employees (including management) and a director who owned stock options, on a pro rata basis in proportion to the number of shares of common stock issuable upon exercise of the options owned by such persons. The Company did not modify its outstanding stock options to reflect the reduction in equity value. Therefore for the year ended December 31, 2004, this reduction has been offset against the $20.3 million bonus payment recorded for the determination of compensation expense under SFAS 123. The $20.3 million bonus payment, net of tax, has also been included in stock-based employee compensation expense included in reported net loss for the year ended December 31, 2004 in the above table.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

The Company did not grant any options in 2005 or in the nine months ended September 30, 2006. The fair value of each option grant in 2003 and 2004 was estimated using the minimum value option-pricing model with the following weighted-average assumptions:

	2003	2004
Risk-free interest rate	3.17%	3.38%
Annual dividend yield	0%	0%
Expected life	5 years	5 years

Recent Accounting Developments

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). This Statement replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will apply this literature in the event of changes in accounting principle and error corrections for periods beginning on January 1, 2006.

In March 2006, the Emerging Issues Task Force (“EITF”) issued EITF Issue 06-3, “How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.” (Issue 06-3) This Issue discussed how entities are to adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. The guidance is effective for periods beginning after December 15, 2006. The Company presents restaurant sales net of sales taxes and therefore Issue 06-3 will not impact the method for recording these sales taxes in our consolidated financial statements.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), FIN 48 prescribes a comprehensive recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that only income tax benefits that meet the “more likely than not” recognition threshold be recognized or continue to be recognized on the effective date. Initial derecognition amounts would be reported as a cumulative effect of a change in accounting principle. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact on its consolidated financial statements of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefits, an amendment of FAS 87, 88, 106 and 132(R)” (“SFAS 158”) which is effective for fiscal years ending after December 15, 2006. SFAS No. 158 requires an employer that sponsors postretirement plans to recognize an asset or liability on its balance sheet for the overfunded or underfunded status of the plan and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 does not change the amount of actuarially determined expense

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

that is recorded in the Company’s consolidated statement of operations. SFAS 158 also requires an employer to measure plan assets and benefit obligations as of the date of the employer’s balance sheet, which is consistent with the Company’s historical measurement date. The impact of the adoption of SFAS 158 will be to record a liability and a charge to accumulated other comprehensive income, a component of stockholder’s deficit, at December 31, 2006 equal to the difference between the Company’s accrued benefit cost and the Company’s projected benefit obligation which was $2.0 million at December 31, 2005.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). This statement defines fair value, establishes a framework for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. The statement applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value. SFAS 157 is effective for the Company’s fiscal year beginning January 1, 2008. The Company is evaluating the impact the adoption of SFAS 157 will have on the Company’s consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (“SAB 108”) to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that we quantify misstatements based on their impact on each of our financial statements (both the statement of operations and statement of financial position) and related disclosures. The application of SAB 108 in the fourth quarter of 2006 is not expected to have any impact on the Company’s consolidated financial statements.

2. Restatement of Previously Issued Financial Statements

Lease Financing Obligations

The Company reviewed its accounting with respect to the depreciation of assets and recording of interest expense associated with lease financing obligations related to sale-leaseback transactions required to be accounted for under the financing method. Under the financing method, the assets subject to these obligations remain on the consolidated balance sheet at their historical costs and continue to be depreciated over their useful lives; the proceeds the Company received from the transaction are recorded as a lease financing obligation and the lease payments are applied as payments of principal and/or interest.

The Company previously considered the land and building as a single asset and depreciated this asset (both land and building) over a depreciable life that was deemed to be the 20-year primary lease term of the underlying obligation. The Company has concluded that its prior accounting was in error and the portion of the asset representing land should not be depreciated and the depreciation of the building portion of this asset should continue using its original estimated useful life rather than the term of the underlying obligation. The effect of this restatement resulted in a reduction of depreciation expense of $2.0 million in both of the years ended December 31, 2003 and 2004 and an increase to net income in both years of $1.2 million.

Historically, the Company allocated the related lease payments between interest and principal using an interest rate that would fully amortize the lease financing obligation by the end of the primary lease term. Due to the change in depreciation described above, the assets subject to the lease financing obligations will have a net book value at the end of the primary lease term, primarily for the land portion. To prevent the recognition of a non-cash loss or negative amortization of the obligation through the end of the primary lease term, it was necessary to reevaluate the selection of interest rates, which included the Company’s incremental borrowing rate, and to adjust the rates used to amortize the lease financing obligations so that a lease obligation equal to

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

or greater than the unamortized asset remained at the end of the primary lease term. The effect of this restatement resulted in an increase in interest expense and decrease in net income related to the lease financing obligations of $2.7 million and $1.7 million in 2004, respectively, and $2.5 million and $1.5 million in 2003, respectively.

These restatements also resulted in an increase in land and buildings subject to lease financing obligations of $11.4 million and an increase in lease financing obligations of $14.6 million at December 31, 2004.

The Company also reviewed previously reported sale-leaseback transactions and determined 12 additional real estate transactions were required to be recorded as financing transactions rather than as sale-leaseback transactions under SFAS 98 due to certain forms of continuing involvement. The impact of this restatement is to keep the assets subject to such leases on the Company’s balance sheet and to record the proceeds the Company received from these transactions (including the gains previously deferred) as lease financing obligations. This restatement also affected our operating results by increasing the depreciation expense for buildings subject to these transactions and recharacterizing the lease payments, previously reported as rent expense for these restaurants, as interest expense and principal repayments on the related financing obligations.

The effect of this restatement (a) for the years ended December 31, 2004 and 2003 was to (i) reduce rent expense by $1.1 million and $0.6 million, respectively; (ii) increase depreciation expense by $0.4 million and $0.2 million, respectively; (iii) increase interest expense by $1.3 million and $0.7 million, respectively; and (iv) reduce net income $0.4 million and $0.2 million, respectively; (b) at December 31, 2004 to (i) increase the net book value of the land and buildings subject to lease financing obligations by $9.5 million, (ii) reduce deferred income sale-leaseback of real estate by $3.0 million, and (iii) increase lease financing obligations by $14.7 million.

The net effect of the above restatements was to decrease net income $0.5 million and $0.9 million for the years ended December 31, 2003 and 2004, respectively.

Deferred Taxes

The Company also reviewed deferred taxes recorded for certain long-lived assets and liabilities that were previously acquired in business combinations and the related differences between the income tax bases and the financial reporting bases of these assets and liabilities and determined that the deferred taxes recorded at the acquisition dates were incorrect. The result of these restatements was to decrease goodwill and deferred tax liabilities by $2.1 million in the aggregate related to our 2000 acquisition of Taco Cabana and to increase goodwill and deferred tax liabilities by $0.6 million related to our 1998 acquisition of Pollo Tropical. This restatement also cumulatively decreased goodwill amortization expense by $0.1 million for periods prior to 2002.

Statements of Cash Flows

The Company has corrected its previously issued financial statements to reflect the proceeds from qualifying sale-leaseback transactions within investing activities rather than as financing activities as previously reported in the statements of cash flows. For the years ended December 31, 2003 and 2004 proceeds from qualifying sale-leaseback transactions included in the accompanying consolidated financial statements were $44.2 million and $11.0 million, respectively. The Company has also restated its consolidated statements of cash flows for the years ended December 31, 2003 and 2004 to reflect the impact of changes in accounts payable related to the acquisition of property and equipment as a non-cash item as required under SFAS No. 95.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

The following table sets forth the previously reported and restated amounts reflected in the accompanying consolidated financial statements:

	December 31, 2004
	As Previously Reported	As Restated
Consolidated Balance Sheet:
Property and equipment, net	$192,530	$213,489
Goodwill	123,724	122,241
Deferred income taxes – long-term	9,307	12,940
Other assets	14,585	14,650
Total assets	493,072	516,246
Current portion of lease financing obligations	2,595	—
Total current liabilities	83,500	80,905
Lease financing obligations	79,802	111,715
Deferred income – sale-leaseback of real estate	11,584	8,585
Total liabilities	605,474	631,794
Accumulated deficit	(27,661)	(30,807)
Total stockholders’ deficit	(112,402)	(115,548)
Total liabilities and stockholders’ deficit	493,072	516,246

	Year Ended December 31,
	2003		2004
	As Previously Reported	As Restated	As Previously Reported	As Restated
Consolidated Statements of Operations:
Restaurant rent expense	$31,710	$31,089	$35,699	$34,606
Depreciation and amortization	42,008	40,228	40,180	38,521
Total operating expenses	607,985	605,584	671,145	668,394
Income from operations	37,000	39,401	26,734	29,485
Interest expense	34,069	37,334	31,320	35,383
Income (loss) before income taxes	2,931	2,067	(13,499)	(14,811)
Provision (benefit) for income taxes	1,124	741	(6,288)	(6,720)
Net income (loss)	1,807	1,326	(7,211)	(8,091)
Basic and diluted net income (loss) per share (Note 18)	$0.14	$0.10	$(0.56)	$(0.63)
Consolidated Statements of Cash Flows:
Net income (loss)	$1,807	$1,326	$(7,211)	$(8,091)
Depreciation and amortization	42,008	40,228	40,180	38,521
Amortization of deferred financing costs	1,445	1,540	1,419	1,527
Amortization of deferred gains from sale-leaseback transactions	(269)	(180)	(626)	(458)
Accretion of interest on lease financing obligations .	—	443	—	406
Deferred income taxes	(773)	(1,156)	(6,035)	(6,466)
Other liabilities – long-term	(3,817)	475	(4,736)	(428)
Net cash provided from operating activities	48,239	46,349	62,652	59,211
Total capital expenditures	(30,244)	(30,371)	(20,226)	(19,073)
Proceeds from sale-leaseback transactions	47,619	44,180	15,263	10,984
Net cash provided from (used for) investing activities	(29,472)	14,581	(20,626)	(8,489)
Principal payments on lease financing obligations	(2,017)	—	(2,288)	—
Financing costs associated with issuance of debt and lease financing obligations	—	(186)	(8,792)	(9,013)
Proceeds from lease financing obligations	—	3,625	—	4,500
Net cash used for financing activities	(18,891)	(61,054)	(12,974)	(21,670)

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit):

	Accumulated Deficit		Total Stockholders’ Equity (Deficit)
	As Previously Reported	As Restated	As Previously Reported	As Restated
Balance at January 1, 2003	$(22,257)	$(24,042)	$$9,796	$8,011
Net income	1,807	1,326	1,807	1,326
Balance at December 31, 2003	(20,450)	(22,716)	11,603	9,337
Net loss	(7,211)	(8,091)	(7,211)	(8,091)
Balance at December 31, 2004	(27,661)	(30,807)	(112,402)	(115,548)

The accumulated deficit previously reported at December 31, 2002 of $22,257 has been restated to $24,042, which is an increase of $1,785, to reflect the effect of the current restatement adjustments for the periods prior to 2003. Such cumulative adjustments had the corresponding effect of increasing property and equipment by $11,967, decreasing goodwill by $1,483, increasing deferred tax assets by $2,817, decreasing other assets by $140, increasing lease financing obligations by $16,036 and decreasing deferred income sale- leaseback of real estate by $1,090.

3. Property and Equipment

Property and equipment consisted of the following:

	Restated (Note 2) December 31, 2004	December 31, 2005	September 30, 2006
			(Unaudited)
Land	$54,682	$61,112	$31,901
Owned buildings	73,937	76,502	49,286
Leasehold improvements	126,148	129,015	140,781
Equipment	178,994	183,670	191,193
Assets subject to capital leases	12,299	8,106	7,704

	446,060	458,405	420,865
Less accumulated depreciation and amortization	(232,571)	(240,899)	(239,597)

	$213,489	$217,506	$181,268

Assets subject to capital leases pertain to buildings leased for certain restaurant locations and had accumulated amortization at December 31, 2004 and 2005 and September 30, 2006 of $11,864, $6,872 and $6,570, respectively. At December 31, 2004 and 2005 and September 30, 2006, land of $45,551, $45,077 and $18,050, respectively, and owned buildings of $57,186, $56,580 and $32,085, respectively, were subject to lease financing obligations accounted for under the financing method (See Note 9). Accumulated depreciation pertaining to owned buildings subject to lease financing obligations at December 31, 2004 and 2005 and September 30, 2006 was $21,877, $24,416 and $10,575, respectively.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

Depreciation expense for all property and equipment for the years ended December 31, 2003, 2004 and 2005 was $36,024, $34,462 and $29,110, respectively, and for the nine months ended September 30, 2005 and 2006 was $22,146 and $22,026, respectively.

4. Goodwill, Franchise Rights and Intangible Assets

Goodwill. In accordance with SFAS No. 142, the Company reviews goodwill for impairment annually, or more frequently when events and circumstances indicate that the carrying amounts may be impaired. The Company performs its annual impairment assessment as of December 31 and has determined its reporting units to be at the operating segment level: its Burger King restaurants, operating as a franchisee; Pollo Tropical and Taco Cabana at the brand level. No impairment losses have been recognized as a result of these tests since January 1, 2002. The Company recorded $2.7 million of goodwill associated with the acquisition of four Taco Cabana restaurants in July of 2005. Changes in goodwill for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006 are summarized below:

	Pollo Tropical	Taco Cabana	Burger King	Total
Goodwill, January 1, 2004, restated (Note 2)	$56,307	$64,484	$1,450	$122,241
Changes in goodwill	—	—	—	—

Goodwill, December 31, 2004	56,307	64,484	1,450	122,241
Goodwill acquired in 2005	—	2,693	—	2,693

Goodwill, December 31, 2005	56,307	67,177	1,450	124,934
Changes in goodwill	—	—	—	—

Goodwill, September 30, 2006	$56,307	$67,177	$1,450	$124,934

Burger King Franchise Rights. Amounts allocated to franchise rights for each Burger King acquisition are amortized using the straight-line method over the average remaining term of the acquired franchise agreements at January 1, 2002 plus one 20 year renewal period. Following is a summary of the Company’s franchise rights as of the respective balance sheet dates:

	December 31, 2004		December 31, 2005		September 30, 2006
					(Unaudited)
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Franchise rights	$139,527	$49,471	$139,139	$52,649	$139,131	$55,058

Amortization expense related to Burger King franchise rights for the years ended December 31, 2003, 2004 and 2005 was $3,233, $3,233 and $3,215, respectively, and $2,313 and $2,412 for each of the nine months ended September 30, 2005 and 2006, respectively. Estimated annual amortization for the year ending December 31, 2006 for each of the five succeeding years is $3,215.

Intangible Assets. In July 2005, the Company acquired four Taco Cabana restaurants from a franchisee for a cash purchase price of approximately $4.2 million. Under Emerging Issues Task Force Issue No. 04 -1

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

“Accounting for Preexisting Relationships between the Parties to a Business Combination (“EITF 04-1”), certain reacquired rights, including the right to the acquirer’s trade name, are required to be recognized as intangible assets apart from goodwill. The Company allocated $1.6 million of the purchase price to this intangible asset and determined its weighted average life to be approximately seven years, based on the remaining terms of the acquired franchise agreements. The Company recorded amortization expense relating to the intangible asset of approximately $145 for the year ended December 31, 2005 and $72 and $216 for the nine months ended September 30, 2005 and 2006 and expects the annual expense for the year ending December 31, 2006 and for each of the five years ending 2007 through 2011 to be $289, $289, $211, $133, $125 and $117, respectively.

	December 31, 2005		September 30, 2006
			(Unaudited)
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets	$1,610	$145	$1,610	$361

5. Impairment of Long-Lived Assets

The Company reviews its long-lived assets, principally property and equipment, for impairment at the restaurant level. If an indicator of impairment exists for any of the assets, an estimate of undiscounted future cash flows produced by each restaurant is compared to that long-lived asset’s carrying value. If the carrying value is greater than the undiscounted cash flow, the Company then determines the fair value of the asset. If an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value.

The Company assesses the potential impairment of Burger King franchise rights whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If an indicator of impairment exists, an estimate of the aggregate undiscounted cash flows from the acquired restaurants is compared to the respective carrying value of franchise rights for each Burger King acquisition. If an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value. No impairment charges were recorded related to the Company’s Burger King franchise rights for the year ended December 31, 2003. The Company recorded impairment charges related to its Burger King franchise rights of $283 and $316 for the years ended December 31, 2004 and 2005, respectively and $316 for the nine months ended September 30, 2005. There were no impairment charges related to franchise rights for the nine months ended September 30, 2006.

The Company recorded impairment losses on long-lived assets for its segments as follows:

	Year Ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Burger King	$706	$1,544	$1,373	$1,332	$224
Taco Cabana	3,445	—	95	95	608

	$4,151	$1,544	$1,468	$1,427	$832

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

6. Other Liabilities, Long-Term

Other liabilities, long-term, consisted of the following:

	At December 31,		At September 30, 2006
	2004	2005
			(Unaudited)
Unearned purchase discounts	$8,611	$6,686	$5,030
Accrued occupancy costs	11,400	10,674	8,532
Accrued workers’ compensation costs	4,821	4,615	4,666
Other	3,639	4,080	5,598

	$28,471	$26,055	$23,826

Unearned purchase discounts are amortized as a reduction of cost of sales either over the life of the supplier contract or the estimated purchase commitment period. In 2000, Burger King Corporation arranged for the Coca-Cola Company and Dr. Pepper/Seven-Up, Inc. to provide funding to franchisees in connection with certain initiatives to upgrade restaurants. The Company received approximately $19.8 million in 2000 and $1.6 million in 2001 under this arrangement with these suppliers. The total amount of these purchase discounts amortized for each of the years ended December 31, 2003, 2004 and 2005 was $2.2 million and for each of the nine months ended September 30, 2005 and 2006 was $1.6 million.

Accrued occupancy costs include obligations pertaining to closed restaurant locations, contingent rent, accruals to expense operating lease rental payments on a straight-line basis over the lease term, and acquired leases with above market rentals.

In 2001, management made the decision to close seven Taco Cabana restaurants in the Phoenix, Arizona market and discontinue restaurant development underway in that market. At December 31, 2004 and 2005 and September 30, 2006, the Company had $0.6 million, $1.1 million and $0.7 million, in lease liability reserves, respectively, and $0.1 and $0 million and $0 million, respectively, in other exit cost reserves related to these restaurants that are included in accrued occupancy costs. The following table presents the activity in the exit cost reserve included in accrued occupancy costs:

	Year ended December 31,			Nine months ended September 30, 2006
	2003	2004	2005
				(Unaudited)
Beginning Balance	$700	$847	$756	$1,083
Changes in estimates of accrued costs, net	347	—	467	(295)
Payments	(200)	(91)	(140)	(97)

Ending Balance	$847	$756	$1,083	$691

In 2005, lease liability reserves were increased due a change in circumstances affecting the Company’s estimates of future sub-lease revenue for one restaurant property. During the third quarter of 2006, the Company reduced its lease liability reserves by $0.3 million due to an increase in the Company’s estimates for

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

future sublease income at such locations and also reduced collection reserves previously established for a $1.1 million note receivable related to the sale of leasehold improvements at two of the closed locations that were written off as part of the restructuring charge in 2001. This note was paid in full in the fourth quarter of 2006. The effect of these transactions is presented in other income in the consolidated statements of operations.

7. Leases

The Company utilizes land and buildings in operation under various lease agreements. The Company does not consider any of these individual leases material to the Company’s operations. Initial lease terms are generally for 20 years and, in many cases, provide for renewal options and in some cases rent escalations. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. For most locations, the Company is obligated for occupancy costs including payment of property taxes, insurance and utilities.

In the years ended December 31, 2003, 2004 and 2005, the Company sold four, eight and thirty-one restaurant properties in sale-leaseback transactions for net proceeds of $44,180, $10,984 and $5,237, respectively. Deferred gains of $5,399, $2,391 and $2,556 for the years ended December 31, 2003, 2004 and 2005, respectively, have been recorded as a result of these sale-leaseback transactions and are being amortized over the lives of the related leases. These related leases have been classified as operating leases and generally contain a 20-year initial term with renewal options. The amortization of deferred gains related to these sale-leaseback transactions was $180, $458 and $481 for the years ended December 31, 2003, 2004 and 2005, respectively.

Minimum rent commitments under capital and non-cancelable operating leases at December 31, 2005 were as follows:

Years Ending	Capital	Operating
2006	$559	$33,992
2007	410	31,819
2008	234	29,081
2009	199	27,630
2010	158	25,552
Thereafter	1,720	209,795

Total minimum lease payments	3,280	$357,869

Less amount representing interest	(1,384)

Total obligations under capital leases	1,896
Less current portion	(388)

Long-term obligations under capital leases	$1,508

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

Total rent expense on operating leases, including percentage rent on both operating and capital leases, for the past three years was as follows:

	Restated (Note 2) 2003	Restated (Note 2) 2004	2005
Minimum rent on real property	$29,100	$32,509	$32,416
Additional rent based on a percentage of sales	1,989	2,097	2,252

Restaurant rent expense	31,089	34,606	34,668
Administrative rent	782	783	822
Equipment rent	373	526	739

	$32,244	$35,915	$36,229

8. Long-Term Debt

Long-term debt consisted of the following:

	At December 31,		At September 30, 2006
	2004	2005
			(Unaudited)
Collateralized:
Senior Credit Facility-Term loan B facility	$220,000	$211,800	$186,950
Unsecured:
9% Senior Subordinated Notes	180,000	180,000	180,000
Capital leases	1,225	1,896	1,590

	401,225	393,696	368,540
Less current portion	(2,611)	(2,588)	(2,499)

	$398,614	$391,108	$366,041

December 2004 Refinancing

On December 15, 2004, Carrols completed the private placement of $180.0 million of 9% Senior Subordinated Notes due 2013. Concurrently, Carrols repaid all outstanding borrowings under its prior senior secured credit facility and amended and restated that credit facility with a new syndicate of lenders. Carrols received $400.0 million in total proceeds that included the issuance of the 9% senior subordinated notes and $220.0 million principal amount of term loan B borrowings under the senior credit facility. Those proceeds were primarily utilized to repay borrowings outstanding under the prior senior credit facility of $74.4 million, to retire all unsecured 9 1/2% senior subordinated notes due 2008 outstanding in the amount, including redemption premiums, of $175.9 million, to pay a dividend to Carrols Restaurant Group’s stockholders in the amount of $116.8 million, to pay fees and expenses related to the refinancing of $8.8 million and to pay a bonus to employees and a director totaling $20.9 million including payroll taxes of $0.6 million. See discussion of these payments in Note 12. The Company also recorded an $8.9 million loss on early extinguishment of debt from the write-off of previously deferred financing costs and premiums in conjunction with the retirement of the 9 1/2% senior subordinated notes.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

Senior Secured Credit Facility:

On December 15, 2004, Carrols entered into a new senior secured credit facility with a syndicate of lenders. The senior secured credit facility provides for a revolving credit facility under which Carrols may borrow up to $50.0 million (including a sub limit of up to $20.0 million for letters of credit and up to $5.0 million for swingline loans), a term loan B facility of $220.0 million and incremental borrowing facilities, at Carrols’ option, of up to $100.0 million, subject to the satisfaction of certain conditions.

There were no borrowings outstanding on the revolving credit facility at December 31, 2004 and 2005 or September 30, 2006. After reserving $14.6 million for letters of credit guaranteed by the facility, $35.4 million was available for borrowings under the revolving credit facility at September 30, 2006.

Borrowings under the revolving credit facility bear interest at a per annum rate, at Carrols’ option, of either:

1) the sum of (a) the greater of (i) the prime rate or (ii) the federal funds rate plus 0.50%, plus (b) a margin ranging from 0.50% to 1.50% based on Carrols’ total leverage ratio (as defined in the senior credit facility); or

2) LIBOR plus a margin ranging from 2.0% to 3.0% based on Carrols’ total leverage ratio.

Borrowings under the term loan B bear interest at a per annum rate, at Carrols’ option, of either:

1) the sum of (a) the greater of (i) the prime rate or (ii) the federal funds rate plus 0.50%, plus (b) a margin ranging from 0.75% to 1.0% based on Carrols’ total leverage ratio; or

2) LIBOR plus a margin ranging from 2.25% to 2.50% based on Carrols’ total leverage ratio.

The revolving credit facility expires on December 31, 2009 and the term loan B facility matures on December 31, 2010.

At September 30, 2006 amounts under the term loan B facility are repayable as follows:

1) 20 quarterly installments of $0.55 million beginning on the last day of the first quarter in 2005;

2) three quarterly installments of $52.25 million beginning with last day of the first quarter in 2010; and

3) a final installment of $23.05 million is due and payable on the term loan B maturity date.

Under the senior credit facility, Carrols is also required to make mandatory prepayments of principal on term loan B facility borrowings (a) annually in an initial amount equal to 50% of Excess Cash Flow (as defined in the senior credit facility), (b) in the event of certain dispositions of assets (all subject to certain exceptions) and insurance proceeds, in an amount equal to 100% of the net proceeds received by Carrols therefrom, and (c) in an amount equal to 100% of the net proceeds from any subsequent issuance of debt.

In general, Carrols’ obligations under the senior credit facility are guaranteed by Carrols Restaurant Group and all of Carrols’ material subsidiaries and are collateralized by all of Carrols’ and its subsidiaries’ assets, a pledge of Carrols’ common stock and the stock of each of Carrols’ subsidiaries. The senior credit

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

facility contains certain covenants, including, without limitation, those limiting Carrols’ and its subsidiaries’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of its business, engage in transactions with related parties, make certain investments or pay dividends. In addition, Carrols is required to maintain certain financial ratios, including fixed charge coverage, senior leverage, and total leverage ratios (all as defined under the senior credit facility). At September 30, 2006, Carrols was in compliance with these covenants in its senior credit facility.

Senior Subordinated Notes:

On December 15, 2004, Carrols issued $180.0 million of 9% Senior Subordinated Notes due 2013. The senior subordinated notes bear interest at a rate of 9% payable semi-annually on January 15 and July 15 (commencing July 15, 2005) and mature on January 15, 2013. The notes are redeemable at the option of Carrols in whole or in part on or after January 15, 2009 at a price of 104.5% of the principal amount if redeemed before January 15, 2010, 102.25% of the principal amount if redeemed after January 15, 2010 but before January 15, 2011 and at 100% of the principal amount after January 15, 2011.

In connection with the terms of the senior subordinated notes, because Carrols did not complete an exchange offer of the senior subordinated notes for identical senior subordinated notes registered under the Securities Act of 1933 on or prior to June 13, 2005, the interest rate on Carrols 9% Senior Subordinated Notes was increased by 0.25% per annum for the 90-day period immediately following June 13, 2005 and was increased by an additional 0.25% per annum in each of the subsequent 90-day periods immediately following September 11, 2005. On December 14, 2005, the exchange offer was completed which eliminated this additional interest expense after such date. This resulted in additional interest expense of $356 during 2005.

Restrictive covenants under the 9% senior subordinated notes include limitations with respect to the Carrols’ ability to incur additional debt, incur liens, sell assets, pay dividends and make certain investments. Except for Carrols’ obligation to timely furnish and file its Form 10-Q for the third quarter of 2005, Carrols was in compliance at December 31, 2005 with the restrictive covenants in the indenture governing the senior subordinated notes. Carrols subsequently furnished and filed the Form 10-Q for the third quarter of 2005.

At December 31, 2005, principal payments required on all long-term debt are as follows:

2006	$2,588
2007	2,477
2008	2,324
2009	2,300
2010	203,069
Thereafter	180,938

$393,696

The weighted average interest rate on all debt, excluding lease financing obligations, for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006 was 7.2%, 7.8%, 7.3% and 8.3%, respectively. Interest expense on the Company’s long-term debt was as $26,689, $24,122, $31,728 for the years ended December 31, 2003, 2004 and 2005, respectively and $22,394 and $24,681 for the nine months ended September 30, 2005 and 2006.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

9. Lease Financing Obligations

The Company entered into sale-leaseback transactions in various years involving certain restaurant properties that did not qualify for sale-leaseback accounting and as a result have been classified as financing transactions under SFAS 98. Under the financing method, the assets remain on the consolidated balance sheet and proceeds received by the Company from these transactions are recorded as a financing liability. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying financing obligations.

These leases generally provide for an initial term of 20 years plus renewal options. The rent payable under such leases includes a minimum rent provision and in some cases, includes rent based on a percentage of sales provision. These leases also require payment of property taxes, insurance and utilities.

Purchase options related to 44 properties sold in real estate transactions accounted for under the financing method are held by an entity wholly-owned by the nephew of the Chairman and Chief Executive Officer of the Company and such entity is deemed a related party for accounting purposes.

During the nine months ended September 30, 2006, the Company exercised its right of first refusal under the leases for 14 restaurant properties following the exercise of purchase options held by the related party and the Company purchased these 14 restaurant properties from the respective lessors. Concurrently with these purchases, the properties were sold in qualified sale-leaseback transactions. The Company recorded deferred gains representing the amounts by which the sales prices exceeded the net book value of the underlying assets. Deferred gains are being amortized as an adjustment to rent expense over the term of the leases, which is generally 20 years.

The Company also amended lease agreements for 21 restaurant properties in the second quarter of 2006 and amended a master lease agreement covering 13 restaurant properties in the third quarter of 2006, all of which were previously accounted for as lease financing obligations, to eliminate or otherwise cure the provisions that precluded the original sale-leaseback accounting under SFAS 98. As a result of such amendments, the Company recorded these sale-leaseback transactions as sales, removed all of the respective assets under lease financing obligations and related liabilities from its consolidated balance sheet and recognized gains from the sales, which were generally deferred and are being amortized as an adjustment to rent expense over the remaining term of the underlying leases.

As a result of the above transactions that occurred during the nine months ended September 30, 2006, the Company reduced its lease financing obligations by $52.8 million, reduced its assets under lease financing obligations by $36.2 million and recorded deferred gains of $18.3 million. The Company also recorded interest expense of $2.0 million which represents the net amount by which the purchase price for the restaurant properties sold exceeded the lease financing obligations. Of these amounts, $37.5 million of lease financing obligations and $24.7 million of assets under lease financing obligations have been reflected as non-cash transactions in the consolidated statements of cash flows for the nine months ended September 30, 2006.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

At December 31, 2005, payments required on lease financing obligations are as follows:

2006	$10,723
2007	10,840
2008	11,215
2009	11,308
2010	11,419
Thereafter, through 2023	199,466

Total minimum lease payments	254,971
Less: Interest implicit in obligations	(144,073)

Total lease financing obligations	$110,898

The interest rates on lease financing obligations range from 8.5% to 12.4% at December 31, 2005. Imputed interest expense on lease financing obligations totaled $10,645, $11,261 and $11,244 for the years ended December 31, 2003, 2004 and 2005, respectively.

10. Other Expense

During 2004, the Company filed a registration statement on Form S-1 to register an initial public offering of Enhanced Yield Securities (EYSs) comprised of its common stock and senior subordinated notes. On October 25, 2004, the Company withdrew and terminated its registration of such securities and expensed the costs incurred for this offering of $2.3 million in 2004.

11. Income Taxes

The income tax provision (benefit) was comprised of the following:

	Year Ended December 31,			Nine months ended September 30,
	Restated (Note 2) 2003	Restated (Note 2) 2004	2005	2005	2006
				(Unaudited)
Current:
Federal	$1,404	$(1,250)	$1,426	$2,704	$4,601
Foreign	279	306	295	226	228
State	214	690	3	—	(160)

	1,897	(254)	1,724	2,930	4,669

Deferred (prepaid):
Federal	(1,306)	(3,981)	661	(1,264)	250
State	150	(2,485)	(744)	(89)	(91)

	(1,156)	(6,466)	(83)	(1,353)	159

Valuation allowance	—	—	1,119	477	—

	$741	$(6,720)	$2,760	$2,054	$4,828

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

The components of deferred income tax assets and liabilities are as follows:

	At December 31,
	Restated (Note 2) 2004	2005
Current deferred tax assets:
Accounts receivable and other reserves	$181	$124
Accrued vacation benefits	1,913	2,084
Other accruals	3,573	2,659
Net federal operating loss carryforwards	575	—

Current deferred tax assets	6,242	4,867

Long term deferred tax assets/(liabilities):
Deferred income on sale-leaseback of certain real estate	5,258	5,784
Lease financing obligations	8,873	10,317
Postretirement benefit expenses	1,386	1,609
Property and equipment depreciation	(775)	387
Net state operating loss carryforwards	1,870	2,331
Amortization of other intangible assets, net	2,995	2,294
Amortization of franchise rights	(22,129)	(22,542)
Occupancy costs	4,366	4,128
Tax credit carryforwards	6,213	5,786
Unearned purchase discounts	4,258	3,489
Other	625	815

Long-term net deferred tax assets	12,940	14,398
Less: Valuation allowance	—	(1,119)

Total long-term deferred tax assets	12,940	13,279

Carrying value of net deferred tax assets	$19,182	$18,146

The Company’s state net operating loss carryforwards expire in varying amounts beginning in 2006 through 2025. In addition, the Company has available Federal alternative minimum tax credit carryforwards of $2.1 million with no expiration date and Federal employment tax credit carryforwards of $2.1 million that begin to expire in 2021. The Company had no Federal net operating loss carryforwards as of December 31, 2005.

The Company establishes a valuation allowance to reduce the carrying amount of deferred tax assets when it is more likely than not that it will not realize some portion or all of the tax benefit of its deferred tax assets. The Company evaluates whether its deferred tax assets are probable of realization on a quarterly basis. In performing this analysis, the Company considers all available evidence, both positive and negative, including historical operating results, the estimated timing of future reversals of existing taxable temporary differences and estimated future taxable income exclusive of reversing temporary differences and carryforwards. As of December 31, 2005, the Company has a valuation allowance of $1,119 against net deferred tax assets due to state net operating loss carryforwards where realization of related deferred tax asset amounts was not more likely than not. The estimation of future taxable income for federal and state purposes

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

and the Company’s resulting ability to realize deferred tax assets pertaining to state net operating loss carryforwards and tax credit carryforwards can significantly change based on future events and operating results. Thus, recorded valuation allowances may be subject to material future changes.

A reconciliation of the statutory federal income tax provision (benefit) to the effective tax provision for the years ended December 31 is as follows:

	Restated (Note 2) 2003	Restated (Note 2) 2004	2005
Statutory federal income tax provision	$707	$(5,036)	$(538)
State income taxes, net of federal benefit	271	(1,366)	(500)
Stock based compensation expense	—	—	3,302
Change in valuation allowance	—	—	1,119
Non-deductible expenses	101	5	56
Foreign taxes	279	306	295
Employment tax credits	(354)	(287)	(552)
Foreign tax credits	—	(306)	(295)
Miscellaneous	(263)	(36)	(127)

	$741	$(6,720)	$2,760

The provision for income taxes for the nine months ended September 30, 2006 was derived using an estimated effective annual income tax rate for 2006 of 33.5% as well as the effect of any discrete tax items occurring in those periods.

On May 18, 2006 the state of Texas enacted House Bill 3, which replaces the state’s current franchise tax with a “margin tax.” This legislation significantly affects the tax system for most corporate taxpayers. The margin tax, which is based on revenues less certain allowed deductions, will be accounted for as an income tax, following the provisions of FASB Statement No. 109, “Accounting for Income Taxes”. The Company has reviewed the provisions of this legislation and has concluded that the impact on its deferred taxes, due to the changes in the Texas tax law, is immaterial.

The provision for income taxes for the nine months ended September 30, 2005 was derived using an estimated effective annual income tax rate for 2005 of 33.2%, such rate excluding those items where a discrete tax expense has been recorded. The tax provision for the nine months ended September 30, 2005 also includes $3.8 million for the non-deductible portion of stock-based compensation expense related to stock awards in the second quarter of 2005 and $0.5 million of income tax expense associated with Ohio state tax legislation enacted in the second quarter of 2005, as discussed below. The discrete tax expense for each of these items was recorded in the second quarter.

On June 30, 2005, tax legislation in the state of Ohio was enacted that significantly restructured the state’s tax system for most corporate taxpayers. Included in the legislation is a multi-year phase-out of the state franchise tax and tangible personal property tax. These taxes will be replaced with a Commercial Activity Tax that will be phased-in over a five-year period. In the second quarter of 2005, the Company recorded a tax expense of $0.5 million related to the impact of this legislation due to the reduction of deferred tax assets associated with the future utilization of Ohio net operating loss carryforwards.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

12. Dividend and Bonus Payments

On December 22, 2004, the Board of Directors of the Company approved the payment of a cash dividend of $116.8 million to its stockholders from the net proceeds of the December 2004 refinancing. The cash dividend was paid on December 28, 2004.

In conjunction with the December 2004 refinancing, the Company also approved a compensatory bonus payment of approximately $20.3 million to a number of employees (including management) and a director who owned stock options based on a pro rata basis in proportion to the number of shares of common stock issuable upon exercise of the options owned by such persons. The bonus payment was made in January 2005, and including applicable payroll taxes of $0.6 million, totaled $20.9 million.

13. Stockholders’ Equity

The Company. The Company’s Restated Certificate of Incorporation authorizes 100,000,000 shares of common stock and 20,000,000 shares of Preferred Stock, par value $0.01. Of the 100,000,000 common shares authorized, 15,917,176 shares and 15,883,874 shares of common stock and no shares of preferred stock were issued and outstanding at December 31, 2005 and September 30, 2006, respectively.

Stock Awards. Effective May 3, 2005, the Company issued an aggregate of 2,941,653 shares of common stock in exchange for the cancellation and termination of an identical number of outstanding options to purchase shares of common stock. As a consequence of the exchange, all outstanding stock options were cancelled and terminated, and the option plans (described below) were subsequently terminated. The Board of Directors also authorized and reserved the issuance of 101,592 shares of common stock under stock award agreements to employees of which 61,406 shares were issued in the second quarter of 2005. The Company has 40,186 shares of common stock reserved for future issuance.

All shares were issued pursuant to stock award agreements, which provide that such shares are fully vested and non-forfeitable upon issuance, but may not be sold or otherwise disposed of until the earlier of (i) May 3, 2007 or (ii) a “change in control” (as defined in the stock award agreement). Such agreements also provide that up to an aggregate of 16% of each recipients’ shares (for those recipients that were issued 1,128 or more shares) are subject to repurchase by the Company (at its option) after December 31, 2006 under certain circumstances described in the award agreements. In addition, such shares may be subject to repurchase by the Company (at its option) in the event of a termination of employment before the occurrence of certain events. The fair market value of a share of common stock on the date of these awards was estimated to be $5.45. The Company recorded a pre-tax compensation charge, including applicable payroll taxes, of $16.4 million in 2005 relative to these stock awards.

Prior to October 27, 2004, the Company’s authorized common stock consisted of three series comprised of 33,864,000 shares of Carrols Stock, par value $0.01 per share, 2,000,000 shares of Pollo Tropical Stock, par value $0.01 per share, and 2,000,000 shares of Taco Cabana Stock, par value $0.01 per share. The Pollo Tropical and Taco Cabana classes of stock were considered tracking stocks, a class of stock which tracked the separate performance of Pollo Tropical and Taco Cabana, respectively. On October 27, 2004, the Company eliminated this tracking stock by combining all of its authorized series of common stock into one series of common stock. The Company’s Pollo Tropical class of common stock and Taco Cabana class of common stock were each converted into the series of common stock known as Carrols Stock, which at the time of the combination, was renamed and is now referred to as common stock.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

Prior to October 27, 2004, no shares of the Company’s Pollo Tropical or Taco Cabana classes of common stock were outstanding. However, as a result of the combination, each outstanding option to purchase a share of the Company’s Pollo Tropical class of common stock pursuant to the 1998 Pollo Tropical Long-Term Incentive Plan was converted on October 27, 2004 into an option to purchase 0.4144 shares (pre-stock split) of common stock. Similarly, each outstanding option to purchase a share of the Company’s Taco Cabana class of common stock pursuant to the 2001 Taco Cabana Long-Term Incentive Plan was converted on October 27, 2004 into an option to purchase 0.0522 shares (pre-stock split) of common stock.

Stock Options. In 1996, the Company adopted a stock option plan entitled the 1996 Long-Term Incentive Plan (“1996 Plan”) and reserved and authorized a total of 1,199,350 shares of common stock for grant thereunder. The number of shares reserved and authorized under this plan was increased to 1,255,790 in 2001 and to 2,137,100 in 2002. Options under this plan generally vested over a four-year period. In 1998, the Company adopted the 1998 Directors’ Stock Option Plan (“1998 Directors’ Plan”) authorizing the grant of up to 112,880 options to non-employee directors. Options under this plan were exercisable over four years. Also, options for 366,036 shares of common stock not covered under any plan (“Non Plan Options”) were granted in 1997 at a price of $9.01 with vesting over a five-year period. On February 26, 2002, the Compensation Committee of the Company extended the expiration date for the Non Plan Options and the 1996 Plan options granted prior to March 1, 2002 to February 29, 2012 for all executive officers and certain other officers of the Company.

The Company also adopted the 1998 Pollo Tropical Long-Term Incentive Plan (“1998 Pollo Plan”) authorizing to grant up to 41,440 shares of the Company’s common stock (100,000 shares of the Company’s Pollo Tropical class of common stock prior to the conversion). The Company also adopted the 2001 Taco Cabana Long-Term Incentive Plan (“2001 Taco Plan”) authorizing to grant up to 26,100 shares of the Company’s common stock (500,000 shares of the Company’s Taco Cabana class of common stock prior to the conversion). Options under both of these plans generally vested over a five-year period.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

A summary of all option activity under the Company’s stock option plans for the years ended December 31, 2003, 2004 and 2005 was as follows:

	NonPlan Options	1996 Plan	Directors Plan	Pollo Plan	Taco Plan
Outstanding at January 1, 2003	366,036	2,033,003	33,864	84,075	306,000
Granted	—	59,262	5,644	6,900	104,500
Canceled	—	(19,246)	—	(200)	(71,500)

Outstanding at December 31, 2003	366,036	2,073,019	39,508	90,775	339,000
Granted	—	34,993	5,644	8,725	85,500
Canceled	—	(7,326)	—	(750)	(15,724)
Redeemed	—	(5,667)	—	(22,470)	—
Merger of tracking stock to common stock	—	—	—	(56,777)	(387,967)
Adjust tracking stock for common stock split	—	—	—	200,647	214,083

Outstanding at December 31, 2004	366,036	2,095,019	45,152	220,150	234,892
Canceled	(366,036)	(2,095,019)	(45,152)	(220,150)	(234,892)

Outstanding at December 31, 2005	—	—	—	—	—

	NonPlan Options	1996 Plan	Directors Plan	Pollo Plan	Taco Plan
Grant Prices (in whole dollars):
2003	$—	$10.99	$10.99	$164.00	$14.25
2004	$—	$11.25	$11.25	$183.00	$14.50
Weighted Average Option Price (in whole dollars):
At December 31, 2003	$9.01	$9.74	$10.38	$106.29	$12.59
At December 31, 2004	$9.01	$9.76	$10.49	$13.59	$13.86
Options Exercisable:
At December 31, 2003	366,036	1,980,209	31,042	77,480	141,200
At December 31, 2004	366,036	2,022,640	36,686	151,620	124,495

14. Business Segment Information

The Company is engaged in the quick-service and quick-casual restaurant industry, with three restaurant concepts: Burger King operating as a franchisee, Pollo Tropical and Taco Cabana, both Company owned concepts. The Company’s Burger King restaurants are all located in the United States, primarily in the Northeast, Southeast and Midwest. Pollo Tropical is a quick-casual restaurant chain featuring grilled marinated chicken and Caribbean style “made from scratch” side dishes. Pollo Tropical’s core markets are located in South and Central Florida. Taco Cabana is a quick-casual restaurant chain featuring Mexican style food, including, flame-grilled beef and chicken fajitas, quesadillas and other Tex-Mex dishes. Taco Cabana’s core markets are primarily located in Texas.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. The following table includes Segment EBITDA which is the measure of segment profit or loss reported to the chief operating decision maker for purposes of allocating resources to the segments and assessing their performance. Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment losses, stock-based compensation expense, bonus to employees and a director in connection with the Company’s December 2004 refinancing, other expense and loss on extinguishment of debt.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

The “Other” column includes corporate related items not allocated to reportable segments, including stock-based compensation expense. Other identifiable assets consist primarily of cash, certain other assets, corporate property and equipment, goodwill and deferred income taxes.

	Pollo Tropical	Taco Cabana	Burger King Restaurants	Other	Consolidated
Year Ended December 31, 2003 (Restated):
Revenues	$110,194	$181,481	$353,310	$—	$644,985
Cost of sales	33,260	53,562	94,360	—	181,182
Restaurant wages and related expenses	28,105	52,214	113,996	—	194,315
General and administrative expense(1)	6,027	11,082	20,026	253	37,388
Depreciation and amortization	4,451	8,707	24,236	2,834	40,228
Segment EBITDA	22,477	24,206	37,350
Identifiable assets	46,650	72,763	220,025	159,616	499,054
Capital expenditures, including acquisitions	4,359	16,505	8,103	1,404	30,371

Year Ended December 31, 2004 (Restated):
Revenues	$125,101	$202,941	$369,837	$—	$697,879
Cost of sales	38,986	60,435	103,203	—	202,624
Restaurant wages and related expenses	31,380	57,702	117,650	—	206,732
General and administrative expense(1)	7,314	11,061	23,392	1,818	43,585
Depreciation and amortization	4,460	9,884	22,078	2,099	38,521
Segment EBITDA	27,884	30,082	36,582
Identifiable assets	50,177	63,655	198,015	204,399	516,246
Capital expenditures, including acquisitions	6,636	6,555	4,811	1,071	19,073

Year Ended December 31, 2005:
Revenues	$136,983	$209,831	$360,096	$—	$706,910
Cost of sales	45,185	60,368	99,067	—	204,620
Restaurant wages and related expenses	32,275	58,932	113,404	—	204,611
General and administrative expense(1)	7,183	10,154	24,852	16,432	58,621
Depreciation and amortization	4,881	7,951	18,988	1,276	33,096
Segment EBITDA	28,684	31,927	31,767
Identifiable assets	59,761	70,883	182,902	183,399	496,945
Capital expenditures, including acquisitions	14,124	16,792	6,614	1,319	38,849

Nine months ended September 30, 2005 (unaudited):
Total revenues	$103,954	$156,796	$271,852	$—	$532,602
Cost of sales	34,308	45,516	74,600	—	154,424
Restaurant wages and related expenses	24,326	43,997	85,417	—	153,740
General and administrative expense(1)	5,540	7,709	18,156	16,432	47,837
Depreciation and amortization	3,620	5,995	14,312	1,002	24,929
Segment EBITDA	22,369	23,584	25,495
Capital expenditures, including acquisitions	10,293	13,467	4,238	985	28,983

Nine months September 30, 2006 (unaudited):
Total revenues	$115,303	$171,983	$275,435	$—	$562,721
Cost of sales	37,151	49,860	71,288	—	158,299
Restaurant wages and related expenses	29,235	48,728	86,437	—	164,400
General and administrative expense(1)	5,922	8,606	21,271	—	35,799
Depreciation and amortization	4,038	6,580	13,573	986	25,177
Segment EBITDA	21,792	25,669	26,345
Identifiable assets at September 30, 2006	43,240	70,627	158,424	181,435	453,726
Capital expenditures, including acquisitions	13,050	11,633	6,050	1,324	32,057

(1)	For the Pollo Tropical and Taco Cabana segments, such amounts include general and administrative expenses related directly to each segment. For the Burger King segment such amounts include general and administrative expenses related directly to the Burger King segment as well as expenses associated with administrative support to all three of the Company’s segments including executive management, information systems and certain accounting, legal and other administrative functions.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

A reconciliation of segment EBITDA to consolidated net income (loss) is as follows:

	Year ended December 31,			Nine months ended September 30,
	Restated (Note 2) 2003	Restated (Note 2) 2004	2005	2005	2006
				(Unaudited)
Segment EBITDA:
Pollo Tropical	$22,477	$27,884	$28,684	$22,369	$21,792
Taco Cabana	24,206	30,082	31,927	23,584	25,669
Burger King	37,350	36,582	31,767	25,495	26,345

Subtotal	84,033	94,548	$92,378	71,448	73,806
Less:
Depreciation and amortization	40,228	38,521	33,096	24,929	25,177
Impairment losses	4,151	1,544	1,468	1,427	832
Interest expense	37,334	35,383	42,972	31,830	34,616
Provision (benefit) for income taxes	741	(6,720)	2,760	2,054	4,828
Bonus to employees and a director	—	20,860	—	—	—
Stock-based compensation expense	253	1,818	16,432	16,432	—
Loss on extinguishment of debt	—	8,913	—	—	—
Other expense (income)	—	2,320	—	—	(1,389)

Net income (loss)	$1,326	$(8,091)	$(4,350)	$(5,224)	$9,742

15. Commitments and Contingencies

On November 16, 1998, the Equal Employment Opportunity Commission (“EEOC”) filed suit in the United States District Court for the Northern District of New York (the “Court”), under Title VII of the Civil Rights Act of 1964, as amended, against Carrols. The complaint alleged that Carrols engaged in a pattern and practice of unlawful discrimination, harassment and retaliation against former and current female employees. The EEOC identified approximately 450 individuals (which was subsequently increased to 511 individuals) that it believed represented the class of claimants and was seeking monetary and injunctive relief from Carrols.

On April 20, 2005, the Court issued a decision and order granting Carrols’ Motion for Summary Judgment that Carrols filed in January 2004. Subject to possible appeal by the EEOC, the case is dismissed, however the Court noted that it was not ruling on the claims, if any, that individual employees might have against Carrols. The Company does not believe that any individual claim, if any, would have a material adverse impact on its consolidated financial condition or consolidated results of operations and cash flows.

On February 27, 2006, Carrols filed a motion for summary judgment to dismiss all but between four and 17 of the individual claims. On July 10, 2006, in its response to that motion, the EEOC has asserted that, notwithstanding the Court’s dismissal of the case as a class action, the EEOC may still maintain some kind of collective action on behalf of these claimants. Oral argument before the Court was held on October 4, 2006 and the Company is awaiting the Court’s decision on Carrols’ summary judgment motion. Although the Company believes that the EEOC’s continued class litigation argument is without merit, it is not possible to predict the outcome of the pending motion.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

On November 30, 2002, four former hourly employees commenced a lawsuit against Carrols in the United States District Court for the Western District of New York entitled Dawn Seever, et al. v. Carrols Corporation. The lawsuit alleges, in substance, that Carrols violated certain minimum wage laws under the federal Fair Labor Standards Act and related state laws by requiring employees to work without recording their time and by retaliating against those who complained. The plaintiffs seek damages, costs and injunctive relief. They also seek to notify, and eventually certify, a class consisting of current and former employees who, since 1998, have worked, or are working, for Carrols. As a result of the July 21, 2005 Status Conference, the parties agreed to withdraw Plaintiff’s Motions to Certify and for National Discovery, and Defendant’s Motion to Disqualify Counsel and related motions, to allow both sides limited additional discovery. Carrols has since filed a Motion for Summary Judgment as to the existing plaintiffs that the Court has under consideration. The plaintiffs have indicated that they will re-file a Motion to certify and for National Discovery and Carrols intends to oppose such Motion. It is too early to evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. Consequently, it is not possible to predict what adverse impact, if any, this case could have on the Company’s consolidated financial condition or consolidated results of operations and cash flows. Carrols intends to continue to contest this case vigorously.

The Company is a party to various other litigation matters incidental to the conduct of business. The Company does not believe that the outcome of any of these other matters will have a material adverse effect on its consolidated financial condition or results of operations and cash flows.

16. Retirement Plans

The Company offers its salaried employees the option to participate in the Carrols Corporation Retirement Savings Plan (“the Retirement Plan”). The Retirement Plan includes a savings option pursuant to section 401(k) of the Internal Revenue Code in addition to a post tax savings option. The Company may elect to contribute to the Retirement Plan on an annual basis. The Company’s contributions are equal to 50% of the employee’s contribution to a maximum Company contribution of $520 annually for any plan year that the Company participates in an employee match. Under the Retirement Plan the Company’s contributions begin to vest after one year and fully vest after five years of service. A year of service is defined as a plan year during which an employee completes at least 1,000 hours of service. Participating employees may contribute up to 18% of their salary annually to either of the savings options, subject to other limitations. The employees have various investment options available under a trust established by the Retirement Plan. Contributions to the Retirement Plan were $432 and $403 for the years ended December 31, 2003 and 2005, respectively. For the 2004 plan year, the Company did not make any matching contributions.

The Company also has a Deferred Compensation Plan which permits employees not eligible to participate in the Carrols Corporation Plan because they have been excluded as “highly compensated” employees (as so defined in the Plan), to voluntarily defer portions of their base salary and annual bonus. All amounts deferred by the participants earn interest at 8% per annum. There is no Company matching on any portion of the funds. At December 31, 2005 there was a total of $870 deferred under this plan, including accrued interest.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

17. Postretirement Benefits

The Company provides postretirement medical and life insurance benefits covering substantially all Burger King administrative and restaurant management salaried employees. A December 31 measurement date is used for the postretirement benefits. The following is the plan status and accumulated postretirement benefit obligation (APBO) at December 31, 2004 and 2005:

	2004	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$4,310	$4,943
Service cost	381	395
Interest cost	251	280
Plan participant’s contributions	1	8
Actuarial loss	107	598
Benefits paid	(107)	(149)

Benefit obligation at end of year	4,943	6,075

Change in plan assets:
Fair value of plan assets at beginning of year	—	—
Employer contributions	106	141
Plan participant’s contributions	1	8
Benefits paid	(107)	(149)

Fair value of plan assets at end of year	—	—

Funded status	4,943	6,075
Unrecognized prior service cost	103	73
Unrecognized net actuarial net loss	(1,542)	(2,080)

Accrued benefit cost	$3,504	$4,068

Weighted average assumptions:
Discount rate used to determine benefit obligations	5.75%	5.55%

Discount rate used to determine net periodic benefit cost	6.15%	5.75%

The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical and life insurance benefits. The Company has typically used the corporate AA/Aa bond rate for this assumption.

Assumed health care cost trend rates at December 31:

	2003	2004	2005
Medical benefits cost trend rate assumed for the following year	8.50%	8.25%	8.00%
Prescription drug benefit cost trend rate assumed for the following year	12.00%	12.00%	11.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2012	2012

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

During the nine months ended September 30, 2006, the Company made contributions of $174 to its postretirement plan and expects to make additional contributions in 2006. The benefits expected to be paid in each year from 2006 through 2010 are $102, $110, $118, $136 and $158, respectively, and for the years 2011-2015 the aggregate amount of $1,318.

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Components of net periodic post retirement benefit cost:
Service cost	$287	$381	$395	$296	$354
Interest cost	232	251	280	205	251
Amortization of gains and losses	37	46	61	41	63
Amortization of unrecognized prior service cost	(30)	(30)	(30)	(22)	(22)

Net periodic postretirement benefit cost	$526	$648	$706	$520	$646

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$170	$(135)
Effect on postretirement benefit obligation	1,267	(1,017)

18. Income (loss) per share

In connection with a proposed initial public offering (“IPO”) , the Company authorized an 11.288 for-one stock split on November 21, 2006 (see Note 19). Accordingly, basic and diluted shares for all periods presented have been calculated based on the average shares outstanding, as adjusted for the stock split.

Basic income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding during the period. For periods ended after December 31, 2004, diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options using the treasury stock method. For periods ended on or prior to December 31, 2004, diluted income (loss) per share is computed by dividing the net income (loss) allocated to the Carrols class of common stock by the weighted average number of the Carrols class common shares outstanding plus the dilutive effect of outstanding stock options of the Carrols class common stock using the treasury stock method. The number of antidilutive options excluded from the loss per share calculation for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2005 was 144,384, 388, and 518, respectively.

Subsequent to the cancellation and termination of all outstanding stock options in connection with the stock awards in May 2005 as discussed in Note 13, there has been no subsequent issuance of stock options. Consequently, there are no dilutive stock options affecting periods subsequent to the year ended December 31, 2005.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and for the nine months ended

September 30, 2005 and 2006 is Unaudited)

(In thousands of dollars, except share and per share amounts)

The following table is a reconciliation of the income (loss) and share amounts used in the calculation of basic income (loss) per share and diluted income (loss) per share:

	Years ended December 31,			Nine Months Ended September 30,
	Restated (Note 2) 2003	Restated (Note 2) 2004	2005	2005	2006
				(Unaudited)
Basic income (loss) per share:
Net income (loss)	$1,326	$(8,091)	$(4,350)	$(5,224)	$9,742
Weighted average common shares outstanding	12,915,095	12,915,095	14,905,750	14,564,903	15,887,147
Basic net income (loss) per share	$0.10	$(0.63)	$(0.29)	$(0.36)	$0.61
Diluted income (loss) per share:
Net income (loss) for diluted income (loss) per share(1)	$1,276	$(8,200)	$(4,350)	$(5,224)	$9,742
Shares used in computing basic income (loss) per share	12,915,095	12,915,095	14,905,750	14,564,903	15,887,147
Dilutive effect of stock options—treasury stock method	—	—	—	—	—

Shares used in computing diluted income (loss) per share	12,915,095	12,915,095	14,905,750	14,564,903	15,887,147
Diluted net income (loss) per share	$0.10	$(0.63)	$(0.29)	$(0.36)	$0.61

(1)	Net income (loss) for diluted income (loss) per share was adjusted $50 in 2003 and $109 in 2004 for the allocation of income to the Company’s authorized Pollo Tropical class of common stock.

19. Initial Public Offering and Stock Split

Carrols Restaurant Group has authorized the filing of a registration statement with the Securities and Exchange Commission (“SEC”) that would permit the sale of shares of its common stock in a proposed IPO. In connection with the proposed IPO, the Company authorized a 11.288 for one stock split on November 21, 2006 and authorized the increase in the number of shares of its authorized common stock and preferred stock. The stock split and the increase in authorized shares became effective on December 8, 2006 when the Company filed its Restated Certificate of Incorporation with the Secretary of State of Delaware. Accordingly, all references to share and per share amounts related to common stock and stock options included in the consolidated financial statements and accompanying notes have been adjusted to reflect the stock split and change in the number of authorized shares on a retroactive basis. The stock split has been retroactively applied to the Company’s consolidated financial statements.

Pollo Tropical
CHICKEN ON THE GRILL

TropiChops®
Delicious Entrees Served Atop A Bowl Of Rice

		W/ BEV	COMBO
Chicken, Yellow Rice with Vegetables	$3.49	$4.39	$5.19
Chicken, White Rice and Beans	$3.29	$4.29	$5.09
Pork, Yellow Rice with Vegetables	$3.49	$4.39	$5.19
Pork, White Rice and Beans	$3.49	$4.39	$5.19
Ropa Vieja (Shredded Beef)	$3.79	$4.69	$5.49
Chicken Deluxe (Yellow Rice, Lettuce, Tomato)	$3.79	$4.69	$5.49
Vegetarian	$3.09	$4.09	$4.89

Combo Includes Regular Beverage and your choice of a Tropical Favorite

TropiChop® Max
A Bigger TropiChop® With Salad

Chicken, Yellow Rice with Vegetables	$5.99
Chicken, White Rice and Beans	$5.99
Pork, Yellow Rice with Vegetables	$5.99
Pork, White Rice and Beans	$5.99
Ropa Vieja (Shredded Beef)	$5.99
Chicken Deluxe (Yellow Rice, Lettuce, Tomato)	$5.99
Vegetarian	$5.99

Kids Meals
Includes Black Beans and Rice or (1) Side Dish

Grilled Chicken Breast Strips	$3.29
Leg & Thigh	$3.29

Value Meals & Combo Mambos®

Value Meals Served With Black Beans & White Rice. Combo Mambos Served With Black Beans White Rice & (1) Side or With Any (2) Side Dishes

	VALUE MEAL	COMBO MAMBO®
1/4 Chicken	$3.29	$3.99
1/2 Chicken	$5.29	$5.99
Boneless Chicken Breast	$5.19	$5.99
Roast Pork Tropical	$5.19	$5.99
Caribbean Ribs	$7.29	$7.99
Steak Skewers	$5.29	$5.99
Shrimp Skewers	$5.29	$5.99
Steak & Shrimp	$5.29	$5.99
Chicken & Ribs	$6.69	$7.39
Steak & Chicken	$5.49	$6.29

Add A Regular Beverage To Your Meal for $1.19

Family Value Meals & Combo Mambos®

	VALUE MEAL	COMBO MAMBO®
Whole Chicken	$10.99	$12.99
Chicken & Pork	$13.49	$14.99
Chicken & Ribs	$13.99	$15.99

Chicken Family Feast $14.99
Includes
- Whole Chicken
- White Rice & Black Beans
- Caesar Salad
- Tropical Favorite

Big Family Meal $17.99
Includes
- Whole Chicken and a Half
- any (3) Large Side Dishes

White Meat: Individual Meals $0.75, Family Meals $1.50, Big Family Meals $2.25

Side Dishes

	REGULAR	LARGE
Black Beans	$1.19	$2.19
White Rice	$1.09	$1.89
Balsamic Tomatoes	$1.69	$2.79
Caesar Salad	$1.79	$2.89
Kernel Corn	$1.59	$2.49
French Fries	$1.19	$2.19
Yellow Rice with Vegetables	$1.49	$2.49
Yuca with Garlic Sauce	$1.69	
Side Sampler (any 3 Regular Sides)	$3.59	

Island Grill Sandwiches
Combo Includes Regular Beverage and Your Choice of Beans and Rice or French Fries

	SANDWICH	COMBO
Grilled Chicken	$4.99	$5.99
Chicken Caesar	$4.99	$5.99
Roast Pork Tropical	$4.99	$5.99

Salads and Soup

	SMALL	LARGE
Caesar Salad with your choice of Chicken Steak or Shrimp		$5.89
Caribbean Chicken Soup	$1.79	$2.99

Entrees Only

1/4 Chicken	$2.99
1/2 Chicken	$4.59
Whole Chicken	$8.79
Caribbean Ribs	$6.99
Roast Pork Tropical	$3.79
Indi idual Steak Skewer	$2.39
Indi idual Shrimp Skewer	$2.39

Tropical Favorites
A Great Addition To Any Meal

	REGULAR	LARGE	LARGE
Sweet Plantains	$1.89	$2.99	$3.99
Fried Yuca	$1.89	$2.99	$3.99

Desserts

Tres Leches	$1.79
Key Lime Pie	$1.09
Flan	$1.49

Beverages

	REGULAR	LARGE
	$1.19	$1.39
Mango or Strawberry TropiChiller®	$1.99	$2.19
Dannon Natural Spring Water®		$1.39
Arizona Iced Tea®		$1.99
Apple Juice		$0.99
Materva® Jupiña® (Pineapple Soda)		$1.19

Note: Prices are specific to South Florida and are subject to change. Prices may vary by region.

THE ORIGINAL

TACO CABANA®

MEXICAN PATIO CAFE

Fajitas & Chicken

SIZZLING FAJITAS

Includes Rice, Beans and Freshly Made Tortillas

	Personal Skillet	Platter	Family Platter
Chicken	5.29	7.99	14.99
Mixed		8.49	15.99
Steak	5.79	8.99	16.99

CHICKEN FLAMEANTE

Citrus Marinated Rotisserie Chicken
Served with Rice, Beans and Freshly Made Tortillas

¼ Chicken Dinner (White Meat Only add .70)	4.29
½ Chicken Dinner (White Meat Only add .70)	6.29
Whole Chicken Dinner	11.99

Flameante Served 10:30 AM - 10:00 PM

Tacos & Burritos

	Taco	Burrito
Bean & Cheese	.99	1.99
Black Bean	.99	1.99
Beef or Chicken	1.09	2.39
Fajita Steak or Chicken	1.99	3.79
Carne Guisada	1.89	
Burrito Ultimo*		2.89

*Lean Ground Beef or Shredded Chicken, Rice, Refried Beans, Cheese, Sour Cream, Guacamole & Pico de Gallo

TACO COMBOS

Served with Crispy Chips, Queso and a 20oz. Drink

2 Fajita Taco Combo $5.19

	Soft or Crispy (Beef or Chicken)	Fajita (Steak or Chicken)
1 Taco Combo	2.99	3.99
2 Taco Combo	3.89	5.19
3 Taco Combo	4.79	6.39

Dinners

3 Enchilada Dinner $5.29

Complete Meals with Rice, Choice of Beans & Fresh Tortillas

Enchilada Dinner Cheese, Beef, or Sour Cream Chicken	ANY 2 ANY 3	4.29 5.29
Taco Dinner 2 Beef or Chicken Tacos, Soft or Crispy		4.29
Mexican Dinner 1 Cheese Enchilada, 1 Crispy Taco		4.29
Super Tex Mex 1 Cheese Enchilada, 1 Crispy Taco, 1 Bean & Cheese Chalupa, Guacamole		5.49
Fajita Taco Dinner Any 2 Steak or Chicken Fajita Tacos		5.49
Carne Guisada Dinner Savory Mexican Beef Stew		5.49

Quesadillas

	Personal	Regular
Cheese	2.99	4.99
Fajita Steak or Chicken	3.99	5.99

BOWLS & SALADS

Cabana Bowl	3.49
Fajita Cabana Bowl	4.59
Taco Salad	3.99
Fajita Taco Salad	4.99

NACHOS

	Personal	Regular
Bean & Cheese Nachos	2.59	3.99
Super Nachos	3.49	5.49
Fajita Nachos Steak or Chicken	3.69	5.99
Chips & Queso	1.59	2.79

Beverages

CABANA RITAS

Real Tequila Margaritas with Triple Sec & Fresh Juices

Regular	2.99
Large	4.29
Pitcher	10.99

ICE COLD BEER

Domestic	2.19
Premium	2.59

SOFT DRINKS

Small 1.29 (20 oz) Medium 1.49 (32 oz) Large 1.69 (44 oz)

Coffee, Juice or Milk 1.09

CABANA KID'S MEALS

Includes choice of Rice & Beans or Chips & Queso, Kid's Drink and a Toy

Taco Beef, Chicken or Bean & Cheese	2.99
Cheese Quesadilla or Enchilada	2.99

Breakfast

Breakfast Served: Midnight - 11AM Mon-Fri
Midnight - 12 Noon Sat-Sun

Breakfast Taco Choice of Potato & Egg, Bacon & Egg, Chorizo & Egg or Bean & Cheese	.99
Barbacoa Taco	1.89
Breakfast Taco Combo 2 Breakfast Tacos, Choice of Orange Juice, Milk, Coffee or a 20oz. Drink (Barbacoa / add 40¢ per Taco)	2.89
Huevos Rancheros 2 Eggs, 3 strips of Bacon, Homemade Ranchero Sauce, Refried Beans & 2 Tortillas	3.29
Eggs Mexicana Combo 2 Scrambled Eggs w/Queso, Refried Beans, 3 Strips of Bacon, 2 Tortillas, Choice of Coffee or 20oz. Drink	3.89
Fajitas & Eggs Steak or Chicken Fajitas, 2 Scrambled Eggs, Refried Beans & 2 Tortillas	4.29

Dozen Breakfast Tacos

Choice of Potato & Egg, Bacon & Egg, Chorizo & Egg or Bean & Cheese

Taco Cabana's Way (3 of each)	9.99
Do It Your Way (Any Combination)	10.99

Note: Prices are specific to most San Antonio locations and are subject to change. Prices may vary by region.

542 Company-Operated Restaurants in 16 States

Company-Operated / Franchised

4
129
1
1
25
12
3*
5
83
9
37
20
1 / 2**
5
135
0 / 1**
72/2**
Ecuador
0 / 2**
Puerto Rico
0 / 22**

542 Company-Operated Restaurants

- 73 Pollo Tropical (Company-Owned)
- 141 Taco Cabana (Company-Owned)
- 328 Burger King (Franchised)

29 Franchised Restaurants

As of 9/30/06

* New Jersey includes one company-owned Pollo Tropical and two franchised Burger King restaurants.

** First number is company-operated restaurants, second number is franchised restaurants.

10,000,000 Shares

Common Stock

PROSPECTUS

December 14, 2006

Wachovia Securities

Banc of America Securities LLC

RBC Capital Markets

Raymond James

Through and including January 8, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.